Exhibit 99.1

ANNUAL REPORT

At December 31, 2017

CONTENTS

BOARD OF DIRECTORS AND AUDITOR	2

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION	3

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT	4

REPORT ON OPERATIONS	7

SELECTED FINANCIAL DATA	7

RISK FACTORS	8

BUSINESS OVERVIEW	19

RESEARCH AND DEVELOPMENT	37

HUMAN RESOURCES	38

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40

RISK MANAGEMENT, RISKS AND CONTROL SYSTEM	59

CORPORATE GOVERNANCE	64

REMUNERATION REPORT	83

MAJOR SHAREHOLDERS	99

SUBSEQUENT EVENTS AND OUTLOOK	100

CNH INDUSTRIAL – CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2017	102

CONSOLIDATED INCOME STATEMENT	103

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	104

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	105

CONSOLIDATED STATEMENT OF CASH FLOWS	107

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	109

COMPANY FINANCIAL STATEMENTS AT DECEMBER 31, 2017	194

INCOME STATEMENT	195

STATEMENT OF FINANCIAL POSITION	196

NOTES TO THE COMPANY FINANCIAL STATEMENTS	197

OTHER INFORMATION	222

APPENDIX I – CNH INDUSTRIAL GROUP COMPANIES AT DECEMBER 31, 2017	224

INDEPENDENT AUDITOR’S REPORT	228

CNH Industrial N.V.

Corporate Seat: Amsterdam, the Netherlands

Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €17,608,744.72 (as of December 31, 2017)

Amsterdam Chamber of Commerce: reg. no. 56532474

Contents     1

BOARD OF DIRECTORS

AND AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

Jacqueline A. Tammenoms Bakker(2)(**)

Mina Gerowin(2)(**)

Suzanne Heywood(2)(3)

Léo W. Houle(2)(3)(*)

Peter Kalantzis(1)(3)(**)

John Lanaway(1)(**)

Silke C. Scheiber(1)(**)

Guido Tabellini(3)(**)

Jacques Theurillat(1)(**)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee

(2)	Member of the Governance and Sustainability Committee

(3)	Member of the Compensation Committee

(*)	Independent Director and Senior Non-Executive Director

(**)	Independent Director

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements are based upon assumptions and on known risks and uncertainties. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Annual Report.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor   2

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary, CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Annual Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

Until December 31, 2013, CNH Industrial presented its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”), in euros and included three reportable segments: Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain.

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under EU-IFRS for European listing purposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Consolidated Financial Statements. Financial statements under both sets of accounting principles use the U.S. dollar as the presentation currency. Prior period results, prepared in euro, were consistently recast. In addition, CNH Industrial expanded its reportable segments from three to five: Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services. Prior period results were consistently recast. The activities carried out by Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

We have prepared our annual consolidated financial statements presented in this Annual Report in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code. Our consolidated financial statements are prepared with the U.S. dollar as the presentation currency and, unless otherwise indicated, all financial data set forth in this Annual Report are expressed in U.S. dollars.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM and (4) APAC. The geographic designations have the following meanings:

∎	NAFTA: United States, Canada and Mexico;

∎	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

∎	LATAM: Central and South America, and the Caribbean Islands; and

∎	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (the 27 countries where Commercial Vehicles competes excluding United Kingdom and Ireland in 2016 for market share and TIV reporting purposes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Presentation of Financial and Certain Other Information   3

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT

CNH Industrial believes that growth only has value if it is also sustainable and, therefore, considers the management of the environmental and social impacts of its activities to be fundamental. The full integration of environmental and social considerations with economic objectives enables the Group to identify potential risks and seize additional development opportunities, resulting in a process of continuous improvement. Sustainability is a core element of CNH Industrial’s Corporate Governance, with senior management playing a direct and active role. Within the Board of Directors, the Governance and Sustainability Committee is responsible for strategic oversight of sustainability-related issues and for reviewing the annual Sustainability Report, which discloses the Group’s environmental and social performance, expanding on and completing the information provided in the Annual Report. The 2017 Sustainability Report will be made available on the Company’s website starting from April 13, 2018, the day of the annual general meeting of shareholders.

The sustainability strategic approach is defined by the Group Executive Council (“GEC”). The GEC is the operational decision-making body of CNH Industrial that is responsible for reviewing the operating performance of the businesses and making decisions on certain operational matters. It also evaluates the congruity of the commitments of sustainability with business objectives, and is regularly updated on the Group’s sustainability performance.

CNH Industrial, as a clear leader in sustainability, has established a structure made up of global and regional sustainability committees and the Sustainability Team in order to optimize the management of sustainability aspects within the Company.

The global Sustainability Steering Committee (“SSC”) is chaired by the Chief Sustainability Officer who is also the Chief Financial Officer. The SSC, established in 2016, was assigned responsibility to identify sustainability strategies, to integrate sustainability into operating processes, and to provide a forum for communication and benchmarking among the regions.

The SSC provides a forum where CNH Industrial senior management is able to discuss sustainability issues, integrating a medium-to-long-term vision with business needs. The SSC is coordinated by the Sustainability Planning and Reporting department. It operates under the Chief Sustainability Officer’s direction and has the responsibility to monitor external trends and translate them, together with stakeholders requirements, promoting continuous improvement projects and promoting the adoption of good practices to integrate into internal processes.

The Sustainability Team, appointed in 2016, is a network of experts responsible for incorporating sustainability criteria more effectively into Company strategy and for ensuring the necessary support for sustainability planning and reporting. The Team is overseen by the Chief Sustainability Officer and consists of personnel with global expertise (the Sustainability Planning and Reporting Department and the twenty-four Sustainability Business Points of Reference), as well as individuals at regional level supervised by the four Regional Sustainability Coordinators. The Regional Sustainability Coordinators coordinate the activities of the Regional Sustainability Committee.

The CNH Industrial sustainability management system consists of the following tools:

∎	the Code of Conduct, approved by the Board of Directors, and related Company policies which set out the Company’s approach to key issues;

∎	a set of policies to manage specific issues, as well as the Human Capital Management Guidelines, Green Logistics Principles, and the Supplier Code of Conduct;

∎	the materiality analysis, which defines social and environmental priorities;

∎	stakeholder engagement on material topics (there is a dedicated email address for stakeholders to make requests, ask questions and provide feedback);

∎

a set of approximately 200 sustainability-related Key Performance Indicators (KPIs), designed to provide maximum coverage of all the key environmental, social, and governance aspects, in line with GRI Standards and those of the major sustainability rating agencies;

∎	the Sustainability Plan, including long-term targets, that identifies action priorities and tracks commitments undertaken; and

∎	the annual Sustainability Report, which discloses the Company’s performance on sustainability aspects.

Our Commitment to Sustainable Development   4

The Sustainability Report, prepared on a voluntary basis and by applying the Global Reporting Initiative’s guidelines (GRI Standards), integrates the economic aspects described herein with a comprehensive view of the environmental and social performance of CNH Industrial’s operations.

Materiality analysis

The materiality analysis is a tool that CNH Industrial uses to ensure close alignment between the material topics and its business decisions, increasingly integrating sustainability principles into the Company’s daily activities. According to this approach, topics are considered material if they reflect CNH Industrial’s economic, environmental, and social impacts, or influence the decisions of stakeholders. Within the analysis, the material topics are the key aspects CNH Industrial focuses on to either mitigate and limit the impact of the megatrends or exploit and enhance their positive effects. The megatrends identified by the members of the SSC that have the potential to shape the Company’s future business are the following: climate change; food scarcity and food security; and the innovative and digital world. The material topics were evaluated through stakeholder engagement in 2016 and 2017 in order to assess:

∎	the relevance to CNH Industrial, based on the feedback from the first reports to GEC members (74 in total);

∎

the relevance to stakeholders, based on feedback from a sample of 1,247 stakeholders (223 in 2017) among employees, customers, dealers, opinion leaders, public institutions, NGOs, investors, and journalists.

CNH Industrial managers and stakeholders were engaged via an online survey or direct interview. They were asked to evaluate the 12 material topics identified, ranking the five most relevant based on their impact on the economy, the environment, and society.

The CNH Industrial Materiality Matrix was prepared by assessing how frequently each material topic was selected. It was shared with the GEC members, reviewed by the SSC, and reviewed and approved by the Chief Executive Officer (CEO). The final phase involved third party assurance of compliance, in which the matrix development process was audited by an independent company. The Materiality Matrix confirms the great relevance of business-related aspects. Specifically, from a circular economy perspective, the material topic “circular product life cycle” was considered, both within and outside the Company, as one of the most relevant to CNH Industrial, highlighting the importance of adopting alternative solutions that minimize the impact of a product’s life cycle. “CO2 and other air emissions” was also one of the most relevant topics, considering not only the impact of manufacturing processes, but also of the entire value chain (logistics, supply chain, and product use). CNH Industrial’s materiality analysis employs a multi-year approach. The Materiality Matrix is updated annually to take account of changes in stakeholder perceptions and incorporate any new aspect that may become significant for the Company or its stakeholders. Indeed, other stakeholders will be interviewed in 2018 to identify needs or priorities related to the current material topics.

In 2016, CNH Industrial defined 20 long-term targets, aligned with the material topics included in the Materiality Matrix and consistent with those stated in the UN Sustainable Development Goals. The process to define these targets, based on potential risks and opportunities relating to its business activities, involved all members of the GEC. The long-term targets were incorporated into the Sustainability Plan, which expresses CNH Industrial’s commitment to contribute to development in harmony with people and the environment. The Sustainability Plan is updated annually to report the progress of existing projects and establish new targets to ensure continuous improvement, essential for long-term growth.

As further evidence of its commitment to promote sustainable development and to fight climate change, CNH Industrial endorsed two of the commitments promoted by the CDP(1) through its Commit to Action campaign during the UN Climate Change Conference (COP21) held in Paris in December 2015. CNH Industrial commits to (i) produce and use climate change information in mainstream corporate reports out of a sense of fiduciary and social responsibility, and (ii) engage in national and international debates, to contribute to progress on reducing greenhouse gas emissions. In response to the first commitment, some information required by the Climate Change Reporting Framework of the Climate Disclosure Standards Board (CDSB) is included in this Annual Report.

Methodologies

This Non-Financial Statement addresses the requirements of the Dutch Decree dated March 14, 2017 on Non-Financial Information, that implemented the Directive 2014/95/EU into Dutch law and this Non-Financial Statement is based on the GRI Standards reporting guidelines.

Defining the contents of this Report is a process based on principles of materiality, stakeholder inclusiveness, sustainability context, and completeness. Ensuring the quality of information concerns principles of balance, comparability, accuracy, timeliness, clarity, and reliability.

Environmental and social issues included in the Annual Report were selected on the basis of the materiality analysis and focus on key phases in the product life cycle. For further information on CNH Industrial commitment to sustainable development, see the 2017 Sustainability Report.

(1) CDP is the international not-for-profit organization that provides the only global system for companies and cities to measure, disclose, manage, and share essential environmental information.

Our Commitment to Sustainable Development   5

The contents related to the different requirements stated in the Dutch Decree are included in this Annual Report in different sections. The table below shows the internal references where to find the information for each requirement.

Dutch Decree Requirements	Internal Reference – Section/Paragraph
Business model	Business Overview; Our Commitment to Sustainable Development; Corporate Governance / Code of Conduct
Policies and due diligence	Corporate Governance / Code of Conduct
Principal risks and their management	Disclaimer; Risk Factors; Risk Management, Risks and Control System
Thematic aspects a. environmental matters b. social and employees matters c. respect for human rights d. anti-corruption and bribery matters e. supply chain f. conflict minerals

Business Overview / Environmental Impacts of Manufacturing Processes

Human Reources; Corporate Governance / Code of Conduct

Corporate Governance / Respect for Human Rights

Corporate Governance / Anti-Corruption and Bribery

Business Overview / Suppliers; Corporate Governance / Code of Conduct

Business Overview / Suppliers

Presence in Sustainability Indexes

Inclusion in sustainability indexes, and the ratings received from specialized sector-specific agencies, further reflect the robustness of CNH Industrial’s sustainable system. In 2017, CNH Industrial was reconfirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe for the seventh consecutive year. It received a score of 89/100 against an average of 49/100 for the overall sector. The DJSI also named the Company as Capital Goods Industry Group Leader for the second time.

Furthermore, CNH Industrial scored A- in the CDP Climate Change Program, in recognition of its actions to optimize energy consumption, reduce CO2 emissions, and mitigate the business risks of climate change. It also ranked among the 74 A-listers in the CDP Water Program 2017, won the RobecoSAM Gold Class Sustainability Award 2018, and was awarded oekom Prime Status.

As at December 31, 2017, CNH Industrial was included in the following indexes: MSCI ESG Leaders Indexes, MSCI SRI Indexes, FTSE4Good Index Series, ECPI Global Agriculture Liquid, ECPI World ESG Equity, ECPI Global Developed ESG Best-in-Class, ECPI Euro ESG Equity, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone120, Thomson Reuters Diversity & Inclusion Index, STOXX Global ESG Leaders Index, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global ESG Governance Leaders Index, STOXX Global ESG Impact Index, STOXX Global Climate Change Leaders Index, STOXX Global Low Carbon Footprint Index, and STOXX Global Reported Low Carbon Index[1].

[1]	Those listed are the main global STOXX indexes in which CNH Industrial is included.

Our Commitment to Sustainable Development   6

REPORT ON OPERATIONS

SELECTED FINANCIAL DATA

($ million)		2017	2016	2015	2014	2013(*)

Net revenues		27,947	25,328	26,378	32,957	34,231

Trading profit		1,437	1,248	1,543	2,399	2,637

Operating profit/(loss)		1,291	638	1,416	2,167	2,481

Profit/(loss) before taxes		762	(28)	659	1,482	2,002

Profit/(loss)		477	(371)	234	916	1,218

Attributable to:

Owners of the parent		460	(373)	236	917	1,048

Non-controlling interests		17	2	(2)	(1)	170

Basic earnings/(loss) per common share ($)		0.34	(0.27)	0.17	0.68	0.83

Diluted earnings/(loss) per common share ($)		0.34	(0.27)	0.17	0.68	0.83

Investments in tangible and intangible assets		896	874	1,116	1,698	1,985

of which: capitalized R&D costs		404	372	460	676	759

R&D expenditure	(1)	986	891	877	1,122	1,240

Total Assets		50,769	47,834	49,117	54,441	56,462

Net (debt)/cash		(19,835)	(19,734)	(19,951)	(23,590)	(23,290)

of which: net industrial (debt)/cash		(976)	(1,822)	(1,570)	(2,874)	(2,195)

Total equity		6,846	6,634	7,217	7,577	7,662

Equity attributable to owners of the parent		6,831	6,623	7,170	7,534	7,591

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar.

(1)	Includes capitalized development costs and research and development (“R&D”) charged directly to the income statement.

Report on Operations   Selected Financial Data   7

RISK FACTORS

The following risks should be considered in conjunction with the other risks described in the Disclaimer, Risk Management, Risks and Control System section and Notes to the Consolidated Financial Statements. These risks may affect our trading results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Disclaimer. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us.

RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS

Global economic conditions impact our businesses

Our results of operations and financial position are and will continue to be influenced by macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates or the availability of credit, inflation and deflation, energy prices, and the cost of commodities or other raw materials – which exist in the countries in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.

Economic conditions vary across regions and countries, and demand for our products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on our business, results of operations and financial condition. In slower economic times, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Our suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for our products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long term stability of the euro as a single common currency. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil, macroeconomic conditions remain volatile. Moreover, some governments may implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.

In addition, the continuation of adverse market conditions in certain businesses in which we participate could cause many companies, including us, to carefully evaluate whether certain of our intangible assets have become impaired. The factors that we would evaluate to determine whether an impairment charge is necessary require management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors and technological changes. Any of these factors, or other unexpected factors, may require us to consider whether we need to record an impairment charge. In the event we are required to record an impairment charge with respect to certain of our intangible assets, it would have an adverse impact on our financial position and results of operations.

We are exposed to political, economic and other risks beyond our control as a result of operating a global business

We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

∎	changes in laws, regulations and policies that affect, among other things:

Report on Operations   Risk Factors   8

☐	import and export duties and quotas;

☐	currency restrictions;

☐	the design, manufacture and sale of our products, including, for example, engine emissions regulations;

☐	interest rates and the availability of credit to our dealers and customers;

☐	property, contract rights and intellectual property;

☐

where and to whom products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and

☐	taxes;

∎	regulations from changing world organization initiatives and agreements;

∎	changes in the dynamics of the industries and markets in which we operate;

∎	labor disruptions;

∎	disruption in the supply of raw materials and components;

∎

changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;

∎	changes in trade agreements or trade terms, including any unilateral withdrawal from, or material modification of, the North American Free Trade Agreement; and

∎	war, civil unrest and terrorism.

In recent years, terrorist attacks have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist political movements in several major developed countries and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.

There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.

Reduced demand for equipment would reduce our sales and profitability

The performance of the agricultural equipment market is influenced, in particular, by factors such as:

∎	the price of agricultural commodities and the relative level of inventories;

∎	the profitability of agricultural enterprises, farmers’ income and their capitalization;

∎	the demand for food products; and

∎	agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations as well as alternative fuel mandates.

In addition, unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.

The performance of the construction equipment market is influenced, in particular, by factors such as:

∎	public infrastructure spending; and

∎	new residential and non-residential construction; and

∎	capital spending in oil and gas and, to a lesser extent, in mining.

The performance of the commercial vehicles market is influenced, in particular, by factors such as:

∎	changes in global market conditions, including the level of interest rates;

∎	changes in levels of business investment, including timing of fleet renewals; and

∎	public infrastructure spending.

The above factors can significantly influence the demand for agricultural and construction equipment, as well as for commercial vehicles, and consequently, our financial results. Additionally, if demand for our products is less than we

Report on Operations   Risk Factors   9

expect, we may experience excess inventories and be forced to incur additional charges and our profitability will suffer, including higher fixed costs associated with lower production levels at our plants. Our business may be negatively impacted if we experience excess inventories or we are unable to adjust our production schedules or our purchases from suppliers to reflect changes in customer demand and market fluctuations on a timely basis.

We depend on suppliers for raw materials, parts and components

We rely upon suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be quickly sourced from other suppliers. Increasing demand for certain products has resulted in challenges in obtaining parts and components due to supplier constraints. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity, delivery or disruptions due to weather-related or natural disaster events, could negatively impact our business, results of operations and financial condition.

We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices of these raw materials fluctuate, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on our business, results of operations and financial condition, particularly if we are unable to offset the increased costs through an increase in product pricing.

Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations

We operate in highly competitive global and regional markets. Depending on the particular country, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. We compete on the basis of product performance, innovation, quality, distribution, customer service and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industries that has resulted in larger and potentially stronger competitors in those markets. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete in recent years. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.

Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations

We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our goods in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.

Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on us or our products, they could result in higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position.

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A decrease in government incentives may adversely affect our results

Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can substantially influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business, results of operations and financial condition.

Our future performance depends on our ability to innovate and on market acceptance of new or existing products

The success of our businesses depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine exhaust emissions requirements, could result in reduced market share, which could have a material adverse effect on our business, results of operations and financial condition.

Our existing operations and expansion plans in emerging markets could entail significant risks

Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and in particular in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation and sanction requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as opposed to products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions and/or increase of public debt.

We are subject to extensive anti-corruption and antitrust laws and regulations

Due to the global scope of our operations, we are subject to a number of laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage. These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including our settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage. The Company expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see Note 30 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2017.

We may be adversely affected by the U.K. vote to leave the European Union (Brexit)

In a June 23, 2016 referendum, the United Kingdom (“U.K.”) voted to terminate the U.K.’s membership in the European Union (“Brexit”). Negotiations will determine the terms of the U.K.’s future relationship with the European Union and its member states, including the terms of trade. The terms of trade between the U.K. and non-EU member states may also

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be affected. The timing of Brexit negotiations is currently unclear. Any effect of Brexit is expected to depend on the agreements negotiated between the U.K. and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently.

Brexit could adversely affect U.K., European or worldwide economic and market conditions more broadly and could contribute to instability in global financial markets. We have operations in the U.K., but do not believe that our global operations would be affected materially by Brexit. However, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations, and financial condition as customers may reduce or delay spending decisions with respect to our products. Any uncertainty related to Brexit could also affect trading in our shares.

We are organized as a Dutch company but we are considered resident in the U.K. for U.K. tax purposes. This determination is based on the U.K. as the location of management and control which has been confirmed through a mutual agreement procedure with the relevant tax authorities (as to which see “Other Risks – CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere”). We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

Dealer equipment sourcing and inventory management decisions could adversely affect our sales

We sell our products primarily through independent dealer networks and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products and parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the level of used equipment inventory. If the inventory levels of our dealers are higher than they desire, they may postpone product purchases from us, which could cause our sales to be lower than the end-user demand for our products and negatively impact our results. Similarly, our sales could be negatively impacted through the loss of time-sensitive sales if our dealers do not maintain inventory sufficient to meet customer demand. Further, dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, results of operations and financial condition.

We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations

We have engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:

∎	technological and product synergies, economies of scale and cost reductions not occurring as expected;

∎	unexpected liabilities;

∎	incompatibility of operating, information or other systems;

∎	unexpected changes in laws;

∎	inability to retain key employees;

∎	protecting intellectual property rights;

∎	inability to source certain products or components (or the cost thereof);

∎	significant costs associated with terminating or modifying alliances; and

∎	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, results of operations and financial condition could be adversely affected.

Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations

We are involved in pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contract issues, and environmental claims that arise in the ordinary course of our business. The industries in which we operate are also periodically reviewed or

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investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see Note 30 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2017.

A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability

We rely upon information technology systems and networks in connection with a variety of business activities, some of which are managed by third parties, to operate our business. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our suppliers and dealers, as well as personally identifiable information of our dealers, customers of our financial services business and our employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products.

While we actively manage information technology security risks within our control through security measures, business continuity plans and employee training around phishing and other cyber risks, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks and data.

A failure or breach in security could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve we may need to invest additional resources to protect the security of our systems. The amount of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.

Changes in privacy laws could disrupt our business

The regulatory framework for privacy and cybersecurity issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In May 2016, the European Union adopted the General Data Protection Regulation (“GDPR”) that will impose more stringent data protection requirements and will provide for greater penalties for noncompliance beginning in May 2018. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

We face risks associated with our employment relationships

In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production facilities, activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell, which could have a material adverse effect on our business, results of operations and financial condition.

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The loss of members of senior management could have an adverse effect on our business

Our success largely depends on the ability of our senior executives and other members of management to effectively manage our organization and individual areas of our businesses. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will be able to replace these individuals with persons of equivalent experience and capabilities quickly. The loss of any senior executive, manager or other key employee without an adequate replacement, or the inability to attract and retain new, qualified personnel could therefore have an adverse effect on our business, results of operations and financial condition.

Our business may be affected by unfavorable weather conditions, climate change or other calamities

Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.

In addition, natural disasters, pandemic illness, terrorist attacks or violence, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of parts or component products, disruption in the transport of our products to dealers and customers and delay in delivery of products to distribution centers. In the event such events occur, our financial results might be negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.

Furthermore, the potential physical impacts of climate change on our facilities, suppliers and customers and therefore on our operations are highly uncertain and will be particular to the circumstances developing in various geographical regions. These may include long-term changes in temperature levels and water availability. These potential physical effects may adversely impact the demand for our products and the cost, production, sales and financial performance of our operations.

Changes in demand for food and alternate energy sources could impact our revenues

Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by government policies and a growing world population, are likely to result in fluctuating agricultural commodity prices, which affect sales of agricultural equipment. While higher commodity prices will benefit our crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Lower commodity prices directly affect farm income, which could negatively affect sales of agricultural equipment. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for our equipment and result in higher research and development costs related to equipment fuel standards.

International trade policies may impact demand for our products and our competitive position

Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. The implementation of more protectionist trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.

FINANCIAL RISKS

Difficulty in obtaining financing or refinancing existing debt could impact our financial performance

Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a

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negative impact on the cash-generating capacity of our operations. Consequently, we could find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business, results of operations and financial position.

Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, asset-backed securities (“ABS”) and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing, and have a material adverse effect on our business, results of operations and financial condition.

We are subject to exchange rate fluctuations, interest rate changes and other market risks

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, the reporting currency for the consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses and revenues are denominated in other currencies. Those assets, liabilities, expenses and revenues are translated into the U.S. dollar at the applicable exchange rates to prepare the consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items reflected in the consolidated financial statements, even if their value remains unchanged in their original currency. Changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations and financial condition.

We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers. Financial Services normally implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.

Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information see Note 33 “Information on financial risks” to the Consolidated Financial Statements at December 31, 2017.

We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

Because Financial Services provides financing for a significant portion of our sales worldwide, our operations and financial results could be impacted materially should negative economic conditions affect the financial industry

Negative economic conditions can have an adverse effect on the financial industry in which Financial Services operates. Financial Services, through wholly-owned financial services companies and joint ventures, provides financing for a significant portion of our sales worldwide. Financial Services may experience credit losses that exceed its expectations and adversely affect its financial condition and results of operations. Financial Services’ inability to access funds at cost-effective rates to support its financing activities could have a material adverse effect on our business. Financial Services’ liquidity and ongoing profitability depend largely on timely access to capital in order to meet future cash flow requirements and to fund operations and costs associated with engaging in diversified funding activities. Additionally, negative market conditions could reduce customer confidence levels, resulting in declines in credit applications and increases in delinquencies and default rates, which could materially impact Financial Services’ write-offs and provision for credit losses. Financial Services may also experience residual value losses that exceed its expectations caused by lower pricing for used equipment and higher than expected equipment returns at lease maturity.

An increase in delinquencies or repossessions could adversely affect the results of Financial Services

Fundamental in the operation of Financial Services is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including: relevant industry and general economic conditions; the availability of capital; the terms and conditions applicable to extensions of credit; the experience and skills of the customer’s management team; commodity prices; political events; weather; and the value of the collateral securing the extension of credit. An increase in delinquencies or defaults, or a reduction in repossessions could have an adverse impact on the performance of Financial Services and our earnings and cash flows. In addition, although Financial Services evaluates and adjusts its allowance for

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credit losses related to past due or non-performing receivables on a regular basis, adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and thus necessitate an increase in Financial Services’ estimated losses, which could have a material adverse effect on Financial Services’ and our results of operations and cash flows.

Potential Impact of the Dodd-Frank Act and other regulations

The various requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its many implementing regulations, may substantially affect Financial Services’ origination, servicing, and securitization programs. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Other future regulations may affect our ability to engage in funding these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations, and cash flows. Moreover, Financial Services and treasury activities may also be impacted by EU and other non-U.S. regulatory reforms being implemented to further regulate relevant financial institutions and markets.

We may be exposed to shortfalls in our pension plans

At December 31, 2017, the funded status for our defined benefit pension, and other post-employment benefits was an underfunded status of $2,153 million that is included in the consolidated statement of financial position. The funded status is the balance between the present value of the defined benefit obligation and the fair value of related assets, in case of funded plans (plans managed by a separate fund, “trust”). Consequently, the funded status is subject to many factors, as discussed in the Consolidated Financial Statements at December 31, 2017, section “Significant Accounting Policies” paragraph “Use of Estimates”, as well as Note 25 “Provisions for employee benefits”.

To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations. In recent years, these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility

As of December 31, 2017, we had an aggregate of $26,014 million (including $20,152 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $6,846 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:

∎	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

∎

we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

∎	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;

∎	we may not be able to invest in the development or introduction of new products or new business opportunities;

∎	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and

∎	we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.

These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone and Latin America, and from continued concerns about global economic growth, particularly in emerging markets.

Restrictive covenants in our debt agreements could limit our financial and operating flexibility

The agreements governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:

∎	incur additional indebtedness by certain subsidiaries;

∎	make certain investments;

∎	enter into certain types of transactions with affiliates;

∎	sell or acquire certain assets or merge with or into other companies; and/or

∎	use assets as security in other transactions.

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Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations, and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information see Note 27 “Debt” to the Consolidated Financial Statements at December 31, 2017.

OTHER RISKS

CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere

CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes, CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. The decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial should be regarded as being U.K.-resident on this basis. The competent authority ruling referred to below supports this analysis. Although CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.

Although CNH Industrial’s central management and control is in the U.K., CNH Industrial is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in the Netherlands. The U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. for purposes of the application of the Netherlands-U.K. tax treaty provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn or cease to apply and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.

We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. For Italian tax purposes, a rebuttable presumption of CNH Industrial’s residence in Italy may apply under Italian legislation. However, CNH Industrial has a management and organizational structure such that CNH Industrial should be deemed resident in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance that CNH Industrial’s determination of its tax residence will be respected by all relevant tax authorities. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy on its worldwide income and may be required to comply with withholding tax on dividends and other distributions and/or reporting obligations under Italian law, which could result in additional costs and expenses.

Tax may be required to be withheld from dividend payments

Although the U.K. and Dutch competent authorities have ruled that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.

Should withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of withholding taxes.

We may incur additional tax expense or become subject to additional tax exposure

We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax

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rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows, and financial position could be adversely affected. For further information see Note 11 “Income Taxes” to the Consolidated Financial Statements at December 31, 2017.

CNH Industrial, as successor to Fiat Industrial, is jointly liable with FCA for certain obligations

CNH Industrial is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the demerger of Fiat S.p.A. (“Fiat”, which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V. (“FCA”)) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2017, the outstanding Liabilities amounted to approximately $0.2 billion. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges

The dual listing of our common shares on the NYSE and the MTA may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE, and may result in price differentials between the exchanges. Differences in the trading schedules, trading volume and investor bases, as well as volatility in the exchange rate between the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges or otherwise adversely affect liquidity and trading prices of our shares.

The loyalty voting structure may affect the liquidity of our common shares and reduce our share price

CNH Industrial’s loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.

The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result

The provisions of our Articles of Association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of December 31, 2017, EXOR N.V. had a voting interest in CNH Industrial of approximately 41.9%. For further information see section “Major Shareholders”. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

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BUSINESS OVERVIEW

GENERAL

We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 45 countries and a commercial presence in approximately 180 countries around the world.

CNH Industrial has five operating segments:

∎

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

∎

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the Case Construction and New Holland Construction Equipment brands.

∎

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

∎

Powertrain designs, manufactures and offers a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

∎

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Net revenues by segment in the years ended December 31, 2017 and 2016 were as follows:

($ million)	2017	2016

Agricultural Equipment	11,130	10,120

Construction Equipment	2,626	2,304

Commercial Vehicles	10,668	9,748

Powertrain	4,374	3,713

Eliminations and Other	(2,375)	(2,015)

Total of Industrial Activities	26,423	23,870

Financial Services	2,035	1,924

Eliminations and Other	(511)	(466)

Total for the Group	27,947	25,328

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Net revenues by region in the years ended December 31, 2017 and 2016 were as follows:

($ million)	2017	2016

EMEA	14,627	13,507

NAFTA	6,376	6,244

LATAM	3,099	2,492

APAC	3,845	3,085

Total	27,947	25,328

INDUSTRY OVERVIEW

Agricultural Equipment

The operators of dairy, livestock and row crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. Row crop farmers typically purchase tractors at the mid-to-upper end of the horsepower range, combines and harvesting equipment and crop production equipment. Dairy and livestock farmers typically utilize tractors with mid-to-lower horsepower range and crop preparation and crop packaging implements. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies and tax incentives. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round, but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. The production levels of Agricultural Equipment are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America prefer relatively simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to provide customers in each significant market with equipment that meets their specific requirements.

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Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. Failure to design, develop and implement this technology may affect the prospects of our Company. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. In APAC, long term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment. Government farm programs, including the amount and timing of government payments are a key income driver for farmers raising certain commodity crops in the United States and the European Union. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.

Agricultural equipment manufacturers are subject to continuous changes in engine emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs to their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique regulations, which adds a level of complexity required to meet global product needs.

Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.

The demand for biofuels has created an associated demand for agriculturally based feedstocks, which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors affecting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.

The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.

Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Agricultural Equipment.

Construction Equipment

The construction equipment market consists of two principal businesses: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which we do not participate), with equipment generally weighing more than 12 metric tons, and light construction equipment, with equipment generally weighing less than 12 metric tons.

In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative costs for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.

Customer demand for power and operating capacity does not vary significantly from market to market. However, in many countries, restrictions on equipment weight or dimensions, as well as road regulations or job site constraints can limit demand for larger machines.

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Although the demand for new construction equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Construction Equipment.

Heavy Construction Equipment

Heavy construction equipment typically includes large wheel loaders and excavators, graders, compactors and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.

Sales of heavy construction equipment depend particularly on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to growth in gross domestic product.

Light Construction Equipment

Light construction equipment includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, telehandlers and small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.

Equipment rental is a significant element of the construction equipment market. Compared to the United Kingdom and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large, national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.

Seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or engine emissions.

The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, compact track loaders, mini-crawler excavators and telehandlers.

General economic conditions, infrastructure spending rates, housing starts, commercial construction and governmental policies on taxes, spending on roads, utilities and construction projects can have a dramatic effect on sales of construction equipment.

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Commercial Vehicles

Trucks and Commercial Vehicles

The world truck market is generally divided into two segments: Light Commercial Vehicles (“LCV”) market (gross vehicle weight (“GVW”) 3.5-7.49 metric tons), and Medium and Heavy (“M&H”) truck market (GVW above 7.5 metric tons). The medium and heavy segment is characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the light-duty segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of medium and heavy trucks often require vehicles with a higher degree of customization than the more standardized products that serve the light commercial vehicle market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.

The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development and geographical region, all of which lead to differing transport requirements.

Medium and heavy truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in higher capacity vehicles and renew vehicle fleets. The product life cycle for medium and heavy trucks typically covers a seven to ten-year period.

Although economic cycles have a significant influence on demand for medium and heavy vehicles in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for medium and heavy trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport tends to increase in these markets, resulting in increased demand for light vehicles.

Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so in the future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although the demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial Vehicles.

Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle, and are important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort, and brand loyalty through vehicle design.

Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in the second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In LATAM, demand is relatively stable throughout the year aside from increased demand for heavy truck products in the first and fourth quarters from customers who transport foodstuffs. In APAC, sales tend to be higher in the second and fourth quarters due to local holiday periods.

Although we believe that diesel remains for the foreseeable future the primary fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and a growing public opinion in favor of more environmentally friendly solutions are pushing for a rapidly increased penetration of both alternative and renewable fuels (such as compressed natural gas (“CNG”), liquefied natural gas (“LNG”), methane) and fully electric vehicles.

The car industry is leading the autonomous vehicle development, but commercial vehicles are also making advances in platooning and autonomous technologies. We expect this development to intensify. We believe that the growing automation in transportation and infrastructure solutions through the use of self-driving vehicles will also allow the industry to provide greater safety, fuel savings, and transport efficiency.

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Buses

The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 up to 150 seating/standing passengers. The Iveco Bus (previously Iveco Irisbus) and Heuliez Bus target markets include urban, intercity buses and long-distance touring coaches. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those like Iveco Bus that produce the entire vehicle.

The principal customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in urban areas.

Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring country or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.

Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules and buses production lead-time.

Powertrain

The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs: customers are seeking more efficient propulsion systems that enable lower total cost of ownership and higher productivity.

For on-road applications in fully developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.

In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).

Demand for off-road applications in the agricultural business is influenced by a number of factors, including the price of agricultural commodities and the relative level of new and used inventories, the profitability of agricultural enterprises, net farm income, the demand for food products, agricultural policies, as well as climatic conditions. At the same time, the heavy construction equipment business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity.

Increasingly stringent emission regulations in Europe, the U.S. and Asia represents an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). Alternative fuel engines have become an attractive alternative solution to diesel for transport vehicles, as they are perceived as more environmentally friendly and offer better fuel economy than diesel while performing comparably to diesel engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing fast and will offer business potential in the industrial sector. The increasing trend among mid-sized OEMs (“Original Equipment Manufacturers”) to outsource engine development, as a result of the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.

The Company believes that FPT Industrial provides the Company, as a whole, with strategic independence in a key area where competition is particularly intense and further challenges, driven by increasingly stringent regulations, are expected.

COMPETITION

The industries in which we operate are highly competitive. We believe that we have a number of competitive strengths that will enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential.

We compete with: (i) large global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

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Our competitive strengths include well-recognized brands, a full range of competitive products and features, and a strong global presence and distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain our competitive position in the current difficult economic environment could result in lower than anticipated price realization.

Our principal competitors in the agricultural equipment market are John Deere, AGCO (including the Massey Ferguson, Fendt, Valtra and Challenger brands), Claas, the Argo Group (including the Landini, McCormick and Valpadana brands), the Same Deutz Fahr Group (including the Same, Lamborghini, Hurlimann and Deutz brands) and Kubota.

Our principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Liebherr, Doosan, Kubota and John Deere.

Our principal competitors in the commercial vehicles market are Daimler (including the Mercedes-Benz, Mitsubishi Fuso, Freightliner, Western Star, Setra and Bharat-Benz (India) brands); Volkswagen (including the MAN and Scania brands); Paccar (including the DAF, Kenworth, Ken Mex and Peterbilt brands); the Volvo Group (including Volvo, Renault, MACK and UD Trucks brands); Rosenbauer International AG; Rheinmetall; Oshkosh; Nexter; General Dynamics; BAE Systems; Caterpillar; and Navistar.

The principal competitors of Powertrain include Cummins, Daimler, Deutz, Perkins, John Deere, Volvo, and Yanmar.

PRODUCTS

Agricultural Equipment

Agricultural Equipment’s product lines are sold primarily under the Case IH and New Holland brands as well as the Steyr brand in Europe and the Miller brand, primarily in North America and Australia. Following our acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products are sold under the Kongskilde, Överum, and JF brands. In order to capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, we sell our agricultural equipment products under the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.

Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.

Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and the front axle mounted hitch for Steyr remain an important part of each brand’s unique identity.

Our Agricultural Equipment’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and sprayers. Our Agricultural Equipment business also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.

Construction Equipment

Construction Equipment’s product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including a crawler excavator that utilizes technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. and mini-excavators that use technology from Hyundai Construction Equipment, Inc. The New Holland Construction brand family also markets a full product line of construction equipment in Latin America and focusses on light equipment in the other regions.

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Construction Equipment products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction Equipment differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

Heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, compactors, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini- and midi- excavators, compact wheel loaders and telehandlers. The brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one (1) to two (2) years.

We continue to evaluate our Construction Equipment business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.

Commercial Vehicles

Trucks and Commercial Vehicles (Iveco and Iveco Astra)

Under the Iveco brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. Our key products include the Daily, a vehicle that covers the 2.8 – 7 ton vehicle weight range, the Eurocargo, a vehicle that covers the 6 – 16 tons range, the Trakker, a vehicle dedicated to off-road transport, and the Stralis, a vehicle dedicated to the over 16 tons range. The product offering is complemented by a series of aftersales and used vehicle assistance services.

Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.

The medium and heavy vehicles product lines include on-road chassis cabs designed for medium and long distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.

We offer ecological diesel and natural gas engines on our entire range of vehicles, developing engines with specific components and configurations optimized for use with CNG and LNG.

Under the Iveco Astra brand, we build vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for Iveco Astra includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.

Buses (Iveco Bus and Heuliez Bus)

Under the Iveco Bus and Heuliez Bus brands, we offer local and inter-city commuter buses, minibuses, school buses and tourism coaches. Iveco Bus is one of the major European manufacturers in the passenger transport sector and is expanding its activities globally. Heuliez Bus produces city buses for public transportation, and is a leader in France for the urban bus market.

Specialty Vehicles (Magirus and Iveco Defence Vehicles)

Under the Magirus brand, we manufacture vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions. Iveco Defence Vehicles develops and manufactures specialized vehicles for defense missions and civil protection.

Powertrain

Powertrain is dedicated to the design, development, manufacture and sale of engines, transmissions and axles under the FPT Industrial brand.

Our product range features engines ranging from 2.2 to 20 liters with an output of 42 to 1,006 hp. Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications.

FPT Industrial’s line-up is completed by versions that use alternative fuels, including those running on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil (HVO). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. With the launch in 2017 of the Cursor 13 NG, the first purely natural gas engine on the

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market specially developed for long-haul missions, the Brand has now the most complete natural gas product line, with the same robustness and reliability as its diesel product offering. FPT Industrial is a pioneer in natural gas technologies in the agriculture field as well: in 2017, it presented the new NEF cylinder natural gas engine, which is a market leading clean power solution specifically designed for agriculture applications, capable of delivering the same performance as diesel engines while reducing polluting emissions.

While meeting the strict emission regulations for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4B), Powertrain’s technological solutions aim to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market. For example, depending on customer needs, for light-duty commercial vehicles, Powertrain offers an external cooled exhaust gas recirculation system coupled with two tailpipe after-treatment solutions; diesel particulate filter and NOx storage catalyst (NSC), for customers that are looking to a maximized vehicle payload or diesel particulate filter and a selective catalyst reduction (SCR) system to reduce the total cost of ownership. For heavy-duty commercial applications, Powertrain has developed a high efficiency selective catalyst reduction system (HI-eSCR), that processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs. This unique SCR-only solution is designed to meet required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution does not require a diesel particulate filter. Moreover, FPT Industrial has already presented the HI-eSCR2, its sixth generation patented and exclusive after-treatment technology. This new after-treatment system (ATS) solution is designed to meet Stage V requirements.

Additionally, FPT Industrial produces six speed manual transmissions for light commercial vehicles, with input torque up to 500 Nm and completes its product lineup with front and rear axles reaching 32 ton gross axle weight designated to cover Commercial Vehicles’ demand, including specialty vehicles (military and fire-fighting).

SALES AND DISTRIBUTION

Agricultural Equipment and Construction Equipment

Agricultural Equipment sells and distributes products through approximately 2,300 full-line dealers and distributors with over 5,600 points of sale. Construction Equipment sells and distributes products through over 400 full-line dealers and distributors with approximately 1,200 points of sale. Agricultural Equipment’s and Construction Equipment’s dealers are almost all independently owned and operated. Some Agricultural Equipment dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, India, China, Russia and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell retail product to customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.

Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand. In each region, we seek to optimize our distribution strategy in order to reduce structural costs, while maximizing sales and customer satisfaction. For example, we combined the dealer network in the US and Europe between our two New Holland brands in the agricultural and construction equipment business.

In North America and Australia, a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sale of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methodologies.

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers may sell complementary products manufactured by other suppliers in order to complete their product offerings or to satisfy local demand for a particular specialty application or segment.

A strong dealer network with wide geographic coverage is a critical element in the success of Agricultural Equipment and Construction Equipment. We work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and they are expected to incorporate customer input into the relevant product development and service delivery processes.

As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, Agricultural Equipment and Construction Equipment are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by

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encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment, and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agricultural Equipment and Construction Equipment have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, we expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agricultural Equipment and Construction Equipment maintain a limited number of company-owned dealerships in some markets. As of December 31, 2017, we operated two and six company-owned Agricultural Equipment and Construction Equipment dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands that typically involve a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.

Commercial Vehicles

Commercial Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2017, Commercial Vehicles had approximately 700 dealers globally (of which 22 were directly owned by us and 13 were branches). All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.

A key element of Commercial Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe, Turkey, Russia, Australia and Latin America, continued consolidation of the distribution network is aimed at improving service to customers, increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded in order to fully exploit growth in these markets.

In the United Kingdom, Commercial Vehicles is one of the few OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.

In accordance with European legislation, Commercial Vehicles’ dealers have a specific sales territory. Additionally, European law allows our Commercial Vehicles’ dealers to carry multiple brands.

Powertrain

Powertrain provides propulsion solution products for Agricultural Equipment, Construction Equipment and Commercial Vehicles. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with several third party customers.

Powertrain has a network of approximately 100 dealers and 900 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.

PRICING AND PROMOTION

The retail price of any particular piece of equipment and vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment and vehicles to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of certain products in certain areas.

We regularly advertise our products to the community of farmers, builders, transporters and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the Internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to the target customers for that brand.

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PARTS AND SERVICES

The quality and timely availability of parts and services are important competitive factors for each of our businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply parts, many of which are proprietary, to support items in the current product line as well as for products we have sold in the past. In certain markets, we also offer personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of our products can have economically productive lives of up to 20 years when properly maintained, and each unit has the potential to produce a long-term parts and services revenue stream for us and our dealers.

As of December 31, 2017, we operated and administered 56 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 10 parts depots in NAFTA, 20 in EMEA, 5 in LATAM, and 21 in APAC. The network includes 34 parts depots that support Agricultural Equipment, 26 that support Construction Equipment, 23 that support Commercial Vehicles and 3 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all of the parts required to support our products.

As of December 31, 2017, Commercial Vehicles had approximately 5,100 service outlets. In addition to Commercial Vehicles standard one-year full vehicle warranty and two-year powertrain warranty which are extended in certain jurisdictions including the U.K. and Germany to match competitors’ practices, Commercial Vehicles offers personalized aftersales customer assistance programs.

JOINT VENTURES

As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures, including the following:

∎	in Japan, we own 50.0% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;

∎	in Pakistan, we own 43.2% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;

∎	in Turkey, we own 37.5% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;

∎

in Mexico, we own 50.0% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes our agricultural equipment through one or more of its wholly-owned subsidiaries;

∎	in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd., a company that manufactures light and other commercial vehicles in China;

∎

in China, we control 60.0% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America; and

∎	in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy duty commercial vehicles and buses.

FINANCIAL SERVICES

Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail loan and lease financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services provides financing to dealers for used equipment and vehicles taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on the operations of Agricultural Equipment, Construction Equipment and Commercial Vehicles, their dealers, and customers.

The Financial Services segment supports the growth of Industrial Activities by developing and structuring financial products with the objective of increasing equipment and vehicle sales as well as profitability and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles while at the same time maintaining its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.

In North America, customer and dealer financing activities, which support the sales of Agricultural Equipment and Construction Equipment, are managed through our wholly-owned financial services companies.

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In EMEA, there are two joint ventures that provide customer financing of Agricultural Equipment, Construction Equipment and Commercial Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance also provides dealer financing. Additionally, there are vendor programs with banking partners that provide customer financing of Agricultural Equipment, Construction Equipment, and Commercial Vehicles, depending on the country of origin. Customer and dealer financing activities not included in the joint ventures or vendor programs are managed through our wholly-owned financial services companies.

For the LATAM region, customer and dealer financing activities in Brazil, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through our wholly-owned financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”). For customer financing, Banco CNH Industrial Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through a wholly-owned financial services company. Vendor programs with banking partners are also in place in both Brazil and Argentina.

For the APAC region, customer and dealer financing activities in Australia, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through a wholly-owned financial services company. In China, dealer financing activities, which support the sales of Agricultural Equipment and Construction Equipment, are managed through a wholly-owned financial services company.

Customer Financing

Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agricultural Equipment, Construction Equipment, and Commercial Vehicles. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.

Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. For periods during which finance charges are waived or reduced on the retail notes or leases, Financial Services generally receives compensation from the applicable Industrial Activities segment based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.

Dealer Financing

Financial Services provides wholesale floor plan financing for nearly all of our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. During the “interest-free” period, the applicable Industrial Activities segment compensates Financial Services based on Financial Services’ estimated costs and a targeted return on equity. After the “interest-free” period, if the equipment or vehicles remain in dealer inventory, the dealer pays interest costs.

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services’ employees or third party contractors conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced and their frequency varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Sources of Funding

The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which we operate, interest rate volatility and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed secured and unsecured facilities, uncommitted lines of credit, unsecured bonds, unsecured commercial paper, affiliated financing and retained earnings. Financial Services’ current funding strategy is to maintain sufficient liquidity and flexible access to a wide variety of financial instruments and funding options.

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Financial Services has periodically accessed the asset-backed securitizations (“ABS”) markets in the United States, Canada and Australia, as part of its retail and wholesale financing programs when those markets offer funding opportunities on competitive terms. In the United States, Financial Services has also accessed the unsecured bond market and commercial paper market in order to add more diversity to its funding sources. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions, legislative changes and Financial Services’ financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.

Competition

The financial services industry is highly competitive. Financial Services competes primarily with banks, equipment finance and leasing companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.

LEGAL PROCEEDINGS

As a global company with a diverse business portfolio, we are exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described in Note 30 “Commitments and contingencies” to the Consolidated Financial Statements for the year ended December 31, 2017.

The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect our financial position and results of operations.

Although the ultimate outcome of legal matters pending against us and our subsidiaries cannot be predicted, management believes the reasonable possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on our Consolidated Financial Statements.

European Commission settlement: In the first quarter of 2016, we recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation by the European Commission (the “Commission”) into certain business practices of all major European truck manufacturers, including Iveco, the Company’s wholly-owned subsidiary. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, CNH Industrial recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid on October 20, 2016. Following this settlement, CNH Industrial has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage, and CNH Industrial expects to face further claims, the extent and outcome of which cannot be predicted at this time.

INSURANCE

We maintain insurance with third party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors and officers liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of FCA to place a portion of our insurance coverage.

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PLANTS AND MANUFACTURING PROCESSES

As of December 31, 2017, we owned 66 manufacturing facilities. We also own other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. The carrying amount of these assets was approximately $105 million and $102 million at December 31, 2017 and 2016, respectively.

We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2017, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $896 million of which 67% was spent in EMEA, 20% in NAFTA, 8% in LATAM and 5% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2016, our total capital expenditures were $874 million. The increase in capital expenditures in 2017 from 2016 is primarily related to the investment cycles of our products, including capital for engine and product regulatory related enhancements, and reduction in discretionary spending, including capital related to long-term and capacity expansion investment as we completed our footprint expansion in the agricultural business with plant openings in China and India.

The following table provides information about our significant manufacturing and engineering facilities as of December 31, 2017:

Location	Primary Functions	Approximate Covered Area (Sqm/000)

Italy

S. Mauro	Excavators; R&D center	57

Modena	Components (Agricultural Equipment and Construction Equipment)	102

S. Matteo	R&D center (Agricultural Equipment)	51

Jesi	Tractors	77

Lecce	Wheel loaders, compact track loaders, telehandlers; graders; R&D center	130

Piacenza	Quarry and construction vehicles; R&D center	64

Brescia	Medium vehicles, cabs, chassis; R&D center	276

Suzzara	Light vehicles; R&D center	170

Brescia	Firefighting vehicles; R&D center	28

Bolzano	Defense vehicles; R&D center	83

Pregnana Milanese	Engines	31

Torino	R&D center (Commercial Vehicles)	100

Torino	R&D center (Powertrain)	28

Torino	Engines	142

Torino	Transmissions and axles	239

Foggia	Engines; drive shafts	151

United States

New Holland	Hay & Forage; R&D center	104

Grand Island	Tractors and combines	128

Benson	Sprayers, cotton pickers; R&D center	41

Burlington	Backhoe loaders, forklift trucks; R&D center	91

Fargo	Tractors, wheeled loaders; R&D center	88

Goodfield	Soil management equipment; R&D center	39

Racine	Tractors, transmissions	105

Mt. Joy	R&D center (Agricultural Equipment)	11

Wichita	Skid steer loaders; R&D center	46

Burr Ridge (Hinsdale)	R&D center (Agricultural Equipment, Construction Equipment and Diesel engines)	44

St. Nazianz	Self-propelled sprayers	24

France

Coex	Grape Harvesters; R&D center	26

Croix	Cabins (Agricultural Equipment)	12

Tracy-Le-Mont	Hydraulic cylinders (Agricultural Equipment and Construction Equipment)	16

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Location	Primary Functions	Approximate Covered Area (Sqm/000)

Annonay	Buses; R&D center	137

Venissieux	R&D center (Commercial Vehicles)	11

Rorthais	Buses; R&D center	29

Fourchambault	Engines (remanufacturing)	22

Bourbon Lancy	Engines; R&D center	102

Fecamp	Engines (power generation units)	25

Brazil

Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70

Curitiba	Combines and tractors; R&D center	103

Piracicaba	Sugar cane harvesters, coffee harvesters, sprayers; R&D center	12

Sorocaba	Crawler loaders, backhoe loaders, excavators, combines and other Agricultural Equipment; R&D center	160

Sete Lagoas	Heavy, medium and light vehicles; R&D center	100

Sete Lagoas	Defense vehicles	19

Sete Lagoas	Engines; R&D center	14

Germany

Ulm	Firefighting vehicles; R&D center	35

Ulm	R&D center (Commercial Vehicles)	144

China

Harbin	Combines, tractors, balers; R&D center	121

Chongqing	Engine; R&D centers	76

Foshan	Sugar cane harvesters	9

Urumqi	Cotton pickers	10

Argentina

Cordoba	Engines	20

Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94

Cordoba	Tractors and combines	30

Belgium

Antwerp	Components (Agricultural Equipment)	77

Zedelgem	Combines, forage harvesters and balers; R&D center	154

Spain

Madrid	Heavy vehicles; R&D center	134

Valladolid	Light vehicles, heavy cab components	88

India

Pithampur	Backhoe loaders, earth compactors	29

Pune	Sugar cane harvesters and combines	77

Noida	Tractors; R&D center	82

Poland

Plock	Combines, balers and headers; R&D center	109

Kutno	Row crop, cultivators, harvesters	33

Others

Basildon (U.K.)	Tractors; R&D center	129

Överum (Sweden)	Ploughs	49

Saskatoon (Canada)	Sprayers, seeders; R&D center	61

Dandenong (Australia)	Trucks (heavy); R&D center	42

St. Valentin (Austria)	Tractors; R&D center	56

Vysoke Myto (Czech Republic)	Buses; R&D center	124

Queretaro (Mexico)	Components (Agricultural Equipment and Construction Equipment)	15

Naberezhnye Chelny (Russia)	Tractors and combines	50

Rosslyn (South Africa)	Trucks and buses; R&D center	55

Arbon (Switzerland)	R&D center (Powertrain)	6

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World Class Manufacturing

In striving to consolidate and maintain high standards of excellence in its manufacturing systems, CNH Industrial applies principles of World Class Manufacturing (“WCM”), the innovative program for continuous improvement that encompasses the most effective manufacturing methodologies. These include: Total Quality Control (“TQC”), Total Productive Maintenance (“TPM”), Total Industrial Engineering (“TIE”), and Just In Time (“JIT”). Applying rigorous methods and procedures, WCM aims to eliminate all types of waste and loss, including zero injuries, zero defects, zero breakdowns, zero waste, reduced inventories, and punctual delivery of parts by suppliers to plants, and thereafter to dealers and end users. The WCM system is applied to all departments, embracing numerous topics including safety in the workplace, the environment, quality, logistics, in-house and specialist maintenance, human resources, and process and product engineering (involving the reorganization of work stations, the installation of new machinery, and new product launches). Actions for continuous improvement are driven by the Cost Deployment pillar of WCM, which precisely identifies all plant wastes and losses, guides the activities of the corporate functions in charge of containing and eliminating the sources of waste, evaluates project feasibility, and assesses and certifies the results achieved by carefully monitoring specific performance indicators.

One of the main features of WCM is the way it incentivizes employees to engage and take responsibility, contributing directly to process optimization through a consistent system for collecting suggestions. This allows individuals to acquire and develop skills and good practices that are then shared across plants, forming a network of expertise and knowledge for the benefit of the Group. In 2017, approximately 466,000 suggestions were collected across the plants where WCM principles are applied, with an average of 13 per employee. The projects implemented in 2017 within WCM generated savings of approximately $107 million.

Each WCM pillar involves a seven-step approach and auditing process, culminating in several awards (bronze, silver, gold, and world class). In December 2017, 54 plants were participating in the program, involving 82% of Group’s plants and 99% of revenues from sales of products manufactured in Group’s plants; one of them received gold award (Madrid). By the end of 2017, 15 plants have silver awards and 23 plants have bronze awards.

Environmental impacts of manufacturing processes

The Group’s manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. CNH Industrial is committed to continuously improving the environmental performance of its manufacturing processes, beyond the requirements of legislation, adopting the best technologies available and acting responsibly to preserve natural resources and to fight climate change. These are important priorities due to the nature and extent of their environmental and economic impact, and highlighted by their political, technological, and economic implications, in terms of both sustainable procurement and impact mitigation. Environmental protection at CNH Industrial is focused on prevention, conservation, information and people engagement, thus facilitating long-term management. CNH Industrial has adopted an Environmental Policy that describes the short, medium, and long-term commitments toward the responsible management of environmental aspects, such as: energy, natural resources, raw materials, hazardous substances, polluting emissions, waste, natural habitats and biodiversity.

These aspects are included in the environmental management system and energy management system of CNH Industrial and in the environmental pillar of WCM; the systems require compliance with guidelines, procedures, and operating instructions, and regular internal audits and reviews by management. This dual approach enables the effective management of all environmental aspects deriving from manufacturing processes, the adequate evaluation of outcomes and the achievement of challenging targets set within the Sustainability Plan.

The highest responsibility for initiatives focusing on energy efficiency, management of CO2 emissions and environmental protection lies with the GEC.

Receipt of a certification for environmental or energy management confirms that an organization has a system capable of keeping the impacts of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. The participation in the ISO 14001 and ISO 50001 certification process is on a voluntary basis. As of December 31, 2017, 56 plants were ISO 14001 certified, while energy management system according to ISO 50001 was rolled out to 47 plants, representing about 97% of energy consumption.

Consolidated monitoring and reporting systems are used to keep track of environmental performance, measure the effectiveness of actions taken to achieve targets, and plan new initiatives for continuous improvement, through the management of appropriate Key Performance Indicators (KPIs). These indicators can be analyzed at different aggregate levels (plant, segment, region, or Group), which allows for the simultaneous and parallel engagement of different corporate functions at various levels to meet targets.

In 2017, the main environmental KPIs maintained the positive trend recorded in recent years, in line with the targets set in the Sustainability Plan, reconfirming CNH Industrial’s significant commitment to environmental protection.

Report on Operations   Business Overview   34

Environmental and energy targets	Target year		Target

Energy consumption (GJ per hour of production)	2018		-6.5% vs. 2014

CO2 emissions (tons per hour of production)	2022		-20% vs. 2014

Electric energy consumption from renewable sources (%)	2020		50%

VOC emissions (g/m2)	2022		-14% vs. 2014

Water withdrawals (m3 per hour of production)	2018		-3% vs. 2014

Hazardous waste generation (kg per hour of production)	2018		-17% vs. 2014

Environmental and energy performance(1)	2017/2016(%)	2017	2016

Energy consumption (GJ per hour of production)	-6	0.1125	0.1196

CO2 emissions (tons per hour of production)	-11	0.0069	0.0078

Electric energy consumption from renewable sources (%)	-	56.2	55.8

VOC emissions (g/m2)	-5	36.5	38.4

Water withdrawals (m3 per hour of production)	-16	0.084	0.100

Hazardous waste generation (kg per hour of production)	-5	0.316	0.334

(1)

Environmental performance relates to 54 fully consolidated plants, representing 98% of revenues from sales of products manufactured in Group’s plants. Energy performance relates to 52 fully consolidated plants, representing 97% of revenues from sales of products manufactured in Group’s plants.

CO2 emissions were calculated according to GHG Protocol standards, implemented through CNH Industrial guidelines, whereas the indirect emissions associated with energy production emission factors were calculated as per the standards published in December 2017 by the International Energy Agency.

The hours of production refer to the number of manufacturing hours, defined as hours of presence of hourly employees within the manufacturing scope required to manufacture a product.
The performance of the indicators is in line with the targets set.

CNH Industrial’s expenditure on environmental protection measures totaled approximately $38 million in 2017 and included: $28 million on waste disposal and emissions treatment and $10 million for prevention and management of environmental impacts and hazards. In 2017, over $7.7 million was invested overall in improving energy performance, leading to a reduction in energy consumption of approximately 262 TJ and a corresponding reduction in CO2 emissions of over 21,000 tons.

Numerous initiatives were rolled out in 2017 to optimize environmental and energy management. By installing a new automatic pipe cleaning system in its paint shop, the plant in Vallaloid (Spain) was able to achieve an annual reduction of approximately 6,000 kilos in the amount of solvent used for cleaning operations during color changes, savings worth over $50,000, and an overall 2% reduction in Volatile Organic Compounds (VOC) compared to the previous year.

As regards energy management, the plants in NAFTA typically use dust collectors to control welding fumes, spiking electricity consumption due to the collectors’ large motors. The plants in Fargo, Goodfield, and Wichita (USA) began to control dust collector operations either by programming them to match production schedules, and thus to work only when the welders in the collector-controlled area are operating, or by using opacity sensors to activate them based on air quality. At the Goodfield plant, all collectors used to power up automatically even with just a few welders operating, but they have now been programmed so that all unnecessary collectors remain off. The same process is used at the plant in Fargo, where the dust collectors’ schedule is controlled via the building’s automation system to ensure the collectors run only when needed. Lastly, the plant in Wichita now controls dust collector operations via opacity sensors, so that they run only when the air quality requires it. In 2017, the 3 plants invested a combined total of $13,500 in dust collector upgrades, generating $73,500 in total savings, 3,042 GJ in energy savings, and a reduction in CO2 emissions of 576 tons per year.

CNH Industrial climate change disclosures were made in conformance with the Climate Disclosure Standards Board (CDSB) framework requirements, applying the principles of relevance and materiality.

SUPPLIERS

CNH Industrial adopts a responsible approach to the management of its supply chain, establishing relationships that go beyond commercial transactions, fostering long-lasting and mutually satisfying collaborations with qualified partners that share the Group’s principles. CNH Industrial has adopted the Supplier Code of Conduct that provides the framework for responsible supply chain management. In addition to compliance with local legislation, the Supplier Code of Conduct calls for observance of human rights and working conditions, respect for the environment and business ethics. All suppliers carrying on business with CNH Industrial are deemed to agree and accept the contents of the Supplier Code of Conduct and such agreement and acceptance is evidenced by the supplier continuing to do business with CNH Industrial.

Report on Operations   Business Overview   35

At December 31, 2017, CNH Industrial had approximately 5,162 global direct suppliers.

CNH Industrial’s standards of environmental and social responsibility have been fully integrated into its supply chain management. Supplier selection is an operational phase of the procurement process and is regulated by specific procedures. Supplier selection is based not only on cost, product innovation, production flexibility and the quality and competitiveness of their products and services, but also on their compliance with CNH Industrial’s social, ethical and environmental principles. The assessment process is built on objective criteria and tools aimed at ensuring fairness and equal opportunities for all parties involved.

Furthermore, in order to assess whether suppliers meet the sustainability standards set by CNH Industrial and, where necessary, take steps towards improvement and realignment, a monitoring process has been designed and implemented. During the first step of the process, suppliers are requested to assess their policies and practices on sustainability through a questionnaire, mainly focused on the following issues: human rights, environment, compliance and ethics, diversity, health and safety. The questionnaires are analyzed and used to perform a risk assessment, which allows identifying critical suppliers whose compliance with sustainability criteria requires assessment, through follow-up on-site audits. The audits are performed at suppliers’ plants by either CNH Industrial Supplier Quality Engineers (SQEs) or independent external auditors. In 2017, 448 suppliers were assessed through the questionnaire and 75 audits were performed worldwide. The analysis of the results highlighted the widespread implementation of sustainability initiatives, with a significant number of suppliers adopting their own social and environmental systems, setting specific targets and drafting periodic reports. In some cases, corrective action plans for areas in need of improvement were formulated in collaboration with suppliers; they are monitored via follow-ups between supplier and auditor. The monitoring process is considered also a way to promote the continuous improvement along the supply chain. The challenging target set for 2022 is to assess 100% of direct suppliers for sustainability matters.

In line with previous years, several initiatives continued to promote the exchange of ideas and information, including Technology Days (40 events organized in 2017) attended by approximately 560 people where suppliers that are industry-leaders in innovation, technology and quality discussed specific topics and shared information on recent technological developments. Moreover, Supplier Advisory Councils were organized in all the regions. The Councils are intended to promote the exchange of information and opinions with leading suppliers that account for a significant percentage of the value of annual purchases in each region and for each segment.

Continuous improvement is also seen in WCM Purchasing, which has continued providing its advice to suppliers intending to implement the WCM system. During the year, WCM was implemented at additional supplier plants, reaching a total of 199 supplier sites. This means they now apply what is considered to be one of the world’s leading set of manufacturing standards.

In addition, another important supplier engagement activity carried out in 2017 concerning the mitigation of environmental impacts was the CDP Supply Chain initiative. In keeping with the previous year, more than 150 suppliers were selected to fill out the CDP questionnaire, in order to get a clear picture of their strategies to tackle climate change and of their current, or still to be implemented, initiatives to reduce CO2 emissions.

Moreover, CNH industrial has implemented a compliance program and policy intended to promote responsible sourcing of tin, tantalum, tungsten, and gold (“3TG”) from the Democratic Republic of Congo (DRC) and surrounding region (conflict minerals), where revenues from the extraction of natural resources have historically funded armed conflict and human rights abuses. CNH Industrial’s Conflict Minerals Policy was adopted in 2013 and is available on the Company website. The Policy is intended to promote sourcing from responsible sources in the Democratic Republic of Congo and surrounding region. The Company performs its supply chain due diligence consistently with OECD guidelines. CNH Industrial is committed to making reasonable efforts to establish, and to require each supplier to disclose, whether 3TG are used or contained in products purchased by the Company and the source of that 3TG.

Report on Operations   Business Overview   36

RESEARCH AND DEVELOPMENT

In a continuously and rapidly changing competitive environment, CNH Industrial’s research activities are a vital component in its strategic development.

Research and development times are reduced, where possible, to accelerate time-to-market, while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of our research and development process. CNH Industrial’s innovation process consists of a series of clear-cut steps, from the evaluation of innovative concepts up to the final step before product development. CNH Industrial believes innovation is essential to offering customers highly technological, eco-friendly, safe, and ergonomic products with a low Total Cost of Ownership (“TCO”). In this spirit, research activities focus primarily on the development of products that can: reduce polluting emissions; optimize energy consumption and efficiency; use alternative fuels; adopt alternative traction systems; incorporate advanced telematics systems and precision farming and ensure safe use. The development of autonomous commercial vehicles is particularly relevant for missions on freeways, and the first major application will be “Platooning”. The key concept is the development of an autonomous driving system that enables several trucks to link and travel in line, where all trucks automatically perform the commands carried out by the lead driver. This system increases fuel efficiency by minimizing aerodynamic drag, improves road safety by reducing driver fatigue, and makes freight transport logistics more efficient by shortening distances between vehicles. Furthermore, extending autonomous drive to other functions helps cut accidents caused by human error, such as sudden braking or lane departure.

In 2017, our expenditure on research and development (including capitalized development costs and costs charged directly to operations during the year) totaled $986 million, or 3.7% of net revenues from Industrial Activities.

Research and development activities involved approximately 6,000 employees at 53 sites around the world of which approximately 900 employees were located at 12 sites in emerging countries1.

The following table shows our total research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by segment for the years ended December 31, 2017 and 2016:

($ million)	2017	2016

Agricultural Equipment	444	383

Construction Equipment	81	89

Commercial Vehicles	308	288

Powertrain	153	131

Eliminations and Other	-	-

Total of Industrial Activities	986	891

Financial Services	-	-

Eliminations	-	-

Total for the Group	986	891

We own a significant number of patents, trade secrets, and trademarks related to our products and services, and that number is expected to grow as our research and development activities continue. At year end, we had 9,629 active patents, including 2,004 new patents registered during the year (in addition to 4,036 applications pending). We file patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and improvements considered important to our businesses. Certain trademarks contribute to our identity and the recognition of our products and services are an integral part of our business, and their loss could have a material adverse effect on us.

1 Emerging Markets are defined as low, lower-middle, or upper-middle income countries as per the 2017 World Bank list of economies.

Report on Operations   Research and Development   37

HUMAN RESOURCES

EMPLOYEES

CNH Industrial’s business is, by its nature, labor intensive and this is reflected in the high number of hourly employees the Group employs.

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2017 and 2016:

(number)	2017	2016

Agricultural Equipment	25,007	24,254

Construction Equipment	5,240	5,378

Commercial Vehicles	23,843	23,882

Powertrain	8,050	8,070

Other Activities	145	146

Total of Industrial Activities	62,285	61,730

Financial Services	1,071	1,098

Total	63,356	62,828

(number)	2017	2016

EMEA	41,494	40,678

NAFTA	8,691	9,042

LATAM	8,150	8,298

APAC	5,021	4,810

Total	63,356	62,828

As of December 31, 2017, CNH Industrial had 63,356 employees, an increase of 528 from the 62,828 headcount at year-end 2016. The increase of 800 employees due to changes in the scope of the operations, mainly related to the acquisition of the agricultural grass and soil business of Kongskilde Industries, and primarily affecting EMEA, was partially offset by the negative balance between new hires (approximately 5,500) and departures (approximately 5,800), mainly attributable to workforce rebalancing initiatives in the regions according to specific business needs.

One of CNH Industrial’s key challenges is the need to grow and adapt to a constantly changing environment. The Group realizes that the nature of today’s socio-economic context calls for leaders with the ability to evolve. A solid people management process is the key to success, as it includes employees in the Group’s business goals, takes advantage of employee talent and fuels workforce motivation. CNH Industrial is committed to supporting its employees with development opportunities and recognizing and rewarding their achievements and contribution to business results. In 2017, CNH Industrial spent approximately $3.9 million on employee training. In total, approximately 714,600 training hours were provided to approximately 49,000 individuals.

As stated in CNH Industrial’s Code of Conduct, occupational health and safety is an employee’s fundamental right and a key part of CNH Industrial’s sustainability model. Safety management engages all employees in creating a culture of accident prevention and risk awareness, sharing common occupational health and safety ethical principles to achieve improvement targets. One of the initiatives developed by CNH Industrial is an effective health and safety management system that conforms to OHSAS 18001 standards. As demonstration of its commitment in this area, 60 plants around the world are OHSAS 18001 certified. In 2017, approximately $79 million was spent on improving health and safety protection. The investments in health and safety allowed saving on the insurance premiums paid to the Italian National Institute for Insurance against Accidents at Work (INAIL) for a total of approximately $7.3 million in 2017. To achieve the challenging targets that the Group has set, all employees are involved in informational activities and in classrooms and hands-on training consistent with their roles and responsibilities. CNH Industrial provided approximately 206,900 hours of training on occupational health and safety in 2017. Approximately 26,400 employees were engaged in training on the job activities on occupational health and safety, 82% of whom were hourly. Owing to the Group’s many initiatives, the overall frequency rate in 2017 was 0.22 injuries per 100,000 hours worked, in line with the previous year. The target set for 2022 is to reduce by 33% the employee accident frequency rate compared to 2014 data.

Report on Operations   Human Resources     38

COLLECTIVE BARGAINING

In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 780 of the hourly production and maintenance employees, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 420 of our employees in Fargo, North Dakota, expires in April 2018.

In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.

In Italy, the approximately 16,900 CNH Industrial employees are covered by the CLA that was renewed in 2015 and will expire at the end of 2018 and the approximately 380 CNH Industrial Managers are covered by the CLA renewed in 2016 and expired at the end of 2017.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

The results presented in this report are prepared in accordance with EU-IFRS and use the U.S. dollar as the presentation currency. There have been no significant changes in the scope of consolidation during 2017.

ALTERNATIVE PERFORMANCE MEASURES (OR “NON-GAAP FINANCIAL MEASURES”)

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP financial measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.

As of December 31, 2017, our non-GAAP financial measures are defined as follows:

∎

Trading Profit under EU-IFRS: is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

∎

Operating Profit under EU-IFRS: is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

∎

Operating Profit under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

∎

Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

∎

Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

∎

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as debt plus other financial liabilities, net of cash and cash equivalents, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

∎

Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Report on Operations   Operating and Financial Review and Prospects     40

OPERATING RESULTS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments: Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

2017 compared to 2016

Consolidated Results of Operations(*)

	2017			2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	27,947	26,423	2,035	25,328	23,870	1,924

Cost of sales(1)	23,064	22,190	1,385	20,866	20,048	1,284

Selling, general and administrative costs	2,230	2,059	171	2,129	1,968	161

Research and development costs	1,098	1,098	-	1,017	1,017	-

Other income/(expenses)	(118)	(109)	(9)	(68)	(61)	(7)

TRADING PROFIT/(LOSS)	1,437	967	470	1,248	776	472

Gains/(losses) on disposal of investments	-	-	-	1	1	-

Restructuring costs	91	88	3	43	42	1

Other unusual income/(expenses)(2)	(55)	(55)	-	(568)	(568)	-

OPERATING PROFIT/(LOSS)	1,291	824	467	638	167	471

Financial income/(expenses)(3)	(626)	(626)	-	(713)	(713)	-

Result from investments(4)	97	70	27	47	23	24

PROFIT/(LOSS) BEFORE TAXES	762	268	494	(28)	(523)	495

Income tax (expense)(5)	(285)	(246)	(39)	(343)	(182)	(161)

PROFIT/(LOSS)	477	22	455	(371)	(705)	334

Result from intersegment investments(**)	-	455	-	-	334	-

PROFIT/(LOSS)	477	477	455	(371)	(371)	334

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent	460			(373)

Non-controlling interests	17			2

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
(1)	In 2017, Cost of sales includes the charge of $8 million related to the early redemption of notes.
(2)

In 2017, Other unusual income/(expenses) includes a non-cash charge of $50 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017. In 2016, this item included the non-recurring charge of $551 million following the European Commission settlement.

(3)

In 2017, Financial income/(expenses) includes the charge of $56 million related to the repurchase/early redemption of notes. In 2016, this item included a charge of $60 million related to the repurchase of notes, as well as the non-recurring charge of $34 million due to the re-measurement and impairment of certain assets in Venezuela.

(4)	In 2016, Result from investments included a net negative impact of $27 million due to the restructuring of our joint ventures in China.
(5)

In 2017, Income tax (expense) includes a tax benefit of $22 million due to the U.S. Tax Cuts and Jobs Act and tax legislation changes in the U.K. and certain other countries. In 2016, Income taxes included a non-cash tax charge of $74 million accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, that has also led to changes in valuation allowances in the short-term recorded against deferred tax assets in the region.

Report on Operations   Operating and Financial Review and Prospects     41

Net revenues

We recorded net revenues of $27,947 million in 2017, an increase of 10.3% (up 8.4% on a constant currency basis) compared to 2016. This increase is primarily due to an improvement in net revenues of Industrial Activities, which were $26,423 million in 2017, an increase of 10.7% (increase of 8.8% on a constant currency basis) compared to the prior year.

Cost of sales

Cost of sales were $23,064 million in 2017 compared with $20,866 million in 2016. The increase of 10.5% was largely driven by the increase in net revenues. As a percentage of net revenues, cost of sales was 82.5% and 82.4% in the years ended December 31, 2017 and 2016, respectively. In 2017, Cost of sales of Financial Services includes a charge of $8 million related to the early redemption CNH Industrial Capital LLC 3.875% Notes due 2018.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $2,230 million in 2017 (8.0% of net revenues) compared to $2,129 million in 2016 (8.4% of net revenues).

Research and development costs

In 2017, research and development (“R&D”) costs were $1,098 million (compared to $1,017 million in 2016) and included $582 million R&D costs not recognized as assets in the year ($519 million in 2016), $19 million impairment losses (zero million in 2016), and $497 million amortization ($498 million in 2016). The increase is attributable to almost all the segments and is mainly linked to the launches of new products. During 2017, we capitalized $404 million new expenditures for development ($372 million in 2016).

Other income/expenses

Other expenses were $118 million in 2017 ($68 million in 2016).

Restructuring costs

Restructuring costs were $91 million in 2017 compared to $43 million in 2016. The cost in both periods was primarily due to actions in Commercial Vehicles and Agricultural Equipment as part of the Company’s Efficiency Program launched in 2014.

Other unusual income/(expenses)

Other unusual income/(expenses) were $55 million in 2017 ($568 million in 2016). In 2017, this item includes a non-cash charge of $50 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017. For additional information, see paragraph “Scope of consolidation” of the Consolidated Financial Statements. In 2016, this item included a non-recurring charge of $551 million due to the European Commission settlement. For additional information, see Note 30 “Commitments and contingencies” to the Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $626 million in 2017, compared to $713 million in 2016, a decrease of $87 million over 2016 due to the improved cost of funding and the lower average debt balance, as well as to a lesser impact from one-off items in 2017 ($56 million) compared to 2016 ($94 million) primarily in connection with our accelerated debt redemption strategy.

Result from investments

Result from investments was a net gain of $97 million in 2017, compared to $47 million in the previous year. In 2016, this item included a net negative impact of $27 million due to the restructuring of our joint ventures in China. Excluding the 2016 negative impact, result from investments increased $23 million due to improved results of joint ventures in APAC.

Income tax (expense)

($ million)	2017	2016

Profit/Loss before taxes	762	(28)

Income tax (expense)	(285)	(343)

Effective tax rate	37.4%	n.m.

n.m. – not meaningful

Income taxes totaled $285 million in 2017, including the tax on restructuring costs of $91 million ($81 million after tax), on charges for the repurchase/early redemption of notes of $64 million ($55 million after tax), on the charge for deconsolidation of our Venezuelan operations of $50 million ($49 million after tax), as well as the tax benefit of $22 million due to the U.S. Tax Cuts and Jobs Act (the “U.S. Act”) and tax legislation changes in the U.K. and certain other countries enacted in the fourth quarter of 2017. Excluding the impact of these items, the effective tax rate for 2017 would have been 34%.

Report on Operations   Operating and Financial Review and Prospects     42

In 2016, income taxes totaled $343 million. In 2016, the effective tax rate was significantly impacted by the non-recurring non-tax deductible charge of $551 million relating to the European Commission settlement, the non-deductible charge of $34 million due to the re-measurement and impairment of Venezuelan subsidiary assets, the restructuring costs of $43 million ($34 million after-tax), the net negative impact of $27 million due to the restructuring of our joint ventures in China, and a one-time non-cash tax charge of $74 million related to the corporate reorganization of our Latin American operations intended to simplify corporate structure and promote operational efficiencies, that has also led to changes in valuation allowances in the short-term. Excluding the effects of these items, the effective tax rate for 2016 would have been 44%.

Profit/(loss)

Net profit was $477 million in 2017, compared to a net loss of $371 million in 2016, which included a non-tax deductible charge of $551 million resulting from the European Commission settlement.

Industrial Activities Performance

The following tables show net revenues and trading profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.

Net revenues:

($ million)	2017	2016	% change	% change excl. FX

Agricultural Equipment	11,130	10,120	10.0	8.0

Construction Equipment	2,626	2,304	14.0	12.8

Commercial Vehicles	10,668	9,748	9.4	7.4

Powertrain	4,374	3,713	17.8	15.7

Eliminations and Other	(2,375)	(2,015)	-	-

Total Net revenues of Industrial Activities	26,423	23,870	10.7	8.8

Financial Services	2,035	1,924	5.8	3.9

Eliminations	(511)	(466)	-	-

Total Net revenues	27,947	25,328	10.3	8.4

Trading profit/(loss):

($ million)	2017	2016	Change

Agricultural Equipment	621	523	98

Construction Equipment	(50)	(86)	36

Commercial Vehicles	134	214	-80

Powertrain	355	219	136

Eliminations and Other	(93)	(94)	1

Total Trading profit/(loss) of Industrial Activities	967	776	191

Financial Services	470	472	-2

Total Trading profit/(loss)	1,437	1,248	189

Net revenues of Industrial Activities were $26,423 million in 2017, a 10.7% increase (up 8.8% on a constant currency basis) compared to the prior year, with solid growth in all segments.

Trading profit of Industrial Activities was $967 million in 2017, an increase of $191 million compared to 2016, with a trading margin for the year of 3.7%, up 0.4 percentage points (“p.p.”) from the prior year. The increase in trading profit was attributable to a $136 million, $98 million and $36 million increase for Powertrain, Agricultural Equipment and Construction Equipment, respectively, partially offset by a $80 million decrease for Commercial Vehicles.

Report on Operations   Operating and Financial Review and Prospects     43

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region in 2017 compared to 2016:

Agricultural Equipment Net revenues – by geographic region:

($ million)	2017	2016	% change

NAFTA	3,777	3,834	-1.5

EMEA	4,022	3,599	11.8

LATAM	1,696	1,297	30.8

APAC	1,635	1,390	17.6

Total	11,130	10,120	10.0

Net revenues for Agricultural Equipment were $11,130 million in 2017, a 10.0% increase (up 8.0% on a constant currency basis) compared to 2016. In LATAM, the increase was mainly due to higher industry volume, market share gains, a favorable mix of higher horsepower products and net price realization. Net revenues increased in APAC mainly driven by favorable volume in Australia, Russia, India, China and South East Asia. In EMEA, net revenues increased due to higher industry volume, a favorable product mix and net price realization. In NAFTA, net revenues decreased as a result of de-stocking actions in our dealer network, primarily in the high horsepower tractors and the hay and forage product lines. NAFTA industry volumes were flat overall, with the row crop sector higher, offset by lower livestock sector volumes.

For 2017, worldwide agricultural equipment industry unit sales were up 6% compared to 2016 with global demand for tractors up 5%, primarily driven by recovery in Brazil and India, with EMEA flat and NAFTA slightly down, combines up 6%, driven by Brazil and NAFTA, while other agricultural equipment demand was flat. In 2017, we have seen a stabilization of the NAFTA market especially in the cash crop segment driven by a reduction of used machines inventories and a recovery in replacement demand. Industry volumes in the NAFTA row crop sector were slightly up with tractors over 140 horsepower (“hp”) up 2% and 10% for combines. The NAFTA tractor under 140 hp segment was up 6% in the lifestyle tractors product line of 0-40 hp, while the 60-140 hp livestock segment was down. EMEA markets were up 2% for tractors and flat for combines. LATAM tractor and combine sales both increased 13%. APAC markets increased 6% for tractors and 5% for combines.

For 2017, Agricultural Equipment’s worldwide market share performance was slightly up compared to 2016 for tractors and flat for combines. In an effort to reduce dealer inventory levels, the Company’s wholesale shipments to dealers were less than dealer retail sales to end customers.

Trading profit/(loss)

Agricultural Equipment trading profit was $621 million in 2017, a 18.7% increase compared to $523 million in 2016, mainly due to the favorable volume and product mix in all regions except NAFTA. One percent net price realization more than offset increases in raw material cost and unfavorable foreign exchange fluctuations. Agricultural Equipment also increased spending in research and development, primarily related to our new precision farming solutions, and in selling, general and administrative costs, primarily associated with the increase in sales activity. Trading margin increased 0.4 p.p. to 5.6%.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region in 2017 compared to 2016:

Construction Equipment Net revenues – by geographic region:

($ million)	2017	2016	% change

NAFTA	1,375	1,192	15.4

EMEA	526	523	0.6

LATAM	308	263	17.1

APAC	417	326	27.9

Total	2,626	2,304	14.0

Report on Operations   Operating and Financial Review and Prospects     44

Net revenues for Construction Equipment were $2,626 million in 2017, a 14.0% increase (up 12.8% on a constant currency basis) compared to 2016, due to higher industry volume in all regions except EMEA, and net price realization, primarily in NAFTA and LATAM.

In 2017, Construction Equipment’s worldwide heavy industry sales were up 34% while light industry sales were up 16%, compared to 2016. Overall industry volumes increased in both product categories and in all regions with above average growth rates in APAC.

Construction Equipment’s worldwide market share for both light and heavy construction equipment was slightly down overall compared with 2016.

Trading profit/(loss)

Construction Equipment reported a trading loss of $50 million in 2017 compared to $86 million trading loss in 2016. The improvement was due to higher volume, with a positive overhead absorption and net price realization, partially offset by increases in raw material cost, unfavorable foreign exchange impacts on product components, and increased production costs driven by the increased volume. Trading margin was (1.9)% compared to (3.7)% in 2016.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles net revenues broken down by geographic region in 2017 compared to 2016:

Commercial Vehicles Net revenues – by geographic region:

($ million)	2017	2016	% change

NAFTA	20	40	n.m.

EMEA	8,801	8,226	7.0

LATAM	842	741	13.6

APAC	1,005	741	35.6

Total	10,668	9,748	9.4

n.m. – not meaningful.

Commercial Vehicles net revenues were $10,668 million in 2017, a 9.4% increase compared to 2016 (up 7.4% on a constant currency basis), as a result of higher truck and bus sales in EMEA, higher volume and better product mix in APAC, and recovering truck sales in LATAM, mainly Argentina.

In 2017, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, grew by 5% compared to 2016. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 6%, while the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 2%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 16% compared to 2016, with an increase of 54% in Argentina and 4% in Brazil. In APAC, new truck registrations increased 8% compared with 2016.

CNH Industrial’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.8%, down 0.3 p.p. compared with 2016. In LATAM, in 2017, CNH Industrial’s market share decreased 0.2 p.p. to 11.9%.

During 2017, Commercial Vehicles delivered approximately 152,400 vehicles (including buses and specialty vehicles), representing a 4% increase from 2016. Volumes increased 4% in both LCV and M&H truck segments. Commercial Vehicles’ deliveries increased 1% in EMEA, 28% in LATAM and 14% in APAC.

Commercial Vehicles’ 2017 ratio of units shipped and billed, or book-to-bill ratio, was 1.02, an increase of 3% compared to 2016. In 2017, truck order intake in Europe increased 7% compared to previous year.

Report on Operations   Operating and Financial Review and Prospects     45

  Commercial Vehicles deliveries

By geographic area				By product

(units in thousands)	2017	2016	% change	(units in thousands)	2017	2016	% change

France	22.9	22.6	1.3	M&H	48.4	46.5	4.1

Germany & Switzerland	20.7	19.8	4.5	LCV	91.0	87.8	3.6

U.K.	7.2	8.2	-12.2	Buses	10.3	10.0	3.0

Italy	23.9	23.3	2.6	Specialty vehicles(**)	2.7	2.5	8.0

Iberia (Spain & Portugal)	14.2	13.3	6.8	Total Sales	152.4	146.8	3.8

Rest of EMEA	38.2	38.7	-1.3	(**) Defense and firefighting vehicles.

EMEA	127.1	125.9	1.0

LATAM	13.8	10.8	27.8

APAC	11.5	10.1	13.9

Total Sales	152.4	146.8	3.8

Naveco(*)	31.3	75.8	-58.7

SAIC Iveco Hongyan(*)	-	15.5	n.m.

Grand total	183.7	238.1	-22.8

n.m. – not meaningful.

(*)   Joint ventures accounted for under the equity method.

Trading profit/(loss)

In 2017, Commercial Vehicles recorded a trading profit of $134 million compared to $214 million in 2016, with a trading margin of 1.3% (down 0.9 p.p. compared to 2016). Trading profit increased in LATAM and APAC, mainly due to higher volume and favorable pricing. In EMEA, trading profit decreased as favorable volumes were more than offset by unfavorable mix, primarily associated with fleet-related channel sales, Euro 6 emission content costs, and the negative impact of the British pound devaluation. Increased spending in research and development on new product programs was more than offset by favorable manufacturing efficiencies.

Powertrain

Net revenues

Powertrain net revenues were $4,374 million in 2017, an increase of 17.8% compared to 2016 (up 15.7% on a constant currency basis). The increase was primarily attributable to higher volumes. Sales to external customers accounted for 48% of total net revenues (47% in 2016).

During 2017, Powertrain sold approximately 606,700 engines, an increase of 13% compared to 2016. By major customer, 26% of engines were supplied to Commercial Vehicles, 17% to Agricultural Equipment, 3% to Construction Equipment and the remaining 54% to external customers (units sold to third parties were up 7% compared to 2016). Additionally, Powertrain delivered approximately 70,400 transmissions, a decrease of 6% compared to 2016 and 193,900 axles, an increase of 2% over 2016.

Trading profit/(loss)

For 2017, Powertrain recorded a trading profit of $355 million compared to $219 million in 2016, with a trading margin of 8.1% (5.9% in 2016). The improvement was due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $2,035 million in 2017, up 5.8% (up 3.9% on a constant currency basis) compared to 2016, due to higher activity in all regions except NAFTA and increased sales of equipment formerly on operating leases.

Report on Operations   Operating and Financial Review and Prospects     46

Net income

For 2017, net income was $455 million, a $121 million increase compared to 2016, primarily attributable to an improvement in income taxes as a result of the write-down of deferred tax liabilities in connection with the enactment of the U.S. Act. Excluding the favorable tax impact, net income was flat compared to 2016, as stronger performances in the EMEA, LATAM and APAC regions were offset by a weaker result in NAFTA.

In 2017, retail loan originations (including unconsolidated joint ventures) were $9.1 billion, flat compared to 2016. The managed portfolio (including unconsolidated joint ventures) of $26.8 billion as of December 31, 2017 (of which retail was 61% and wholesale 39%) increased $2.0 billion compared to December 31, 2016. Excluding the impact of currency translation, the managed portfolio increased $0.6 billion compared to 2016.

Report on Operations   Operating and Financial Review and Prospects     47

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At December 31, 2017			At December 31, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

ASSETS

Intangible assets:	5,644	5,500	144	5,504	5,361	143

Goodwill	2,483	2,352	131	2,459	2,330	129

Other intangible assets	3,161	3,148	13	3,045	3,031	14

Property, plant and equipment	6,830	6,828	2	6,278	6,276	2

Investments and other financial assets	631	3,215	208	554	2,926	153

Leased assets	1,845	35	1,810	1,907	17	1,890

Defined benefit plan assets	28	28	-	5	4	1

Deferred tax assets	942	959	196	959	1,032	187

Total Non-current assets	15,920	16,565	2,360	15,207	15,616	2,376

Inventories	6,453	6,237	216	5,732	5,519	213

Trade receivables	496	490	53	623	596	58

Receivables from financing activities	19,842	1,721	20,719	18,662	1,598	19,551

Current taxes receivables	303	312	34	430	409	38

Other current assets	1,465	1,275	299	1,209	1,002	328

Current financial assets:	77	73	14	95	98	8

Current securities	-	-	-	-	-	-

Other financial assets	77	73	14	95	98	8

Cash and cash equivalents	6,200	4,901	1,299	5,854	4,649	1,205

Total Current assets	34,836	15,009	22,634	32,605	13,871	21,401

Assets held for sale	13	10	3	22	12	10

TOTAL ASSETS	50,769	31,584	24,997	47,834	29,499	23,787

EQUITY AND LIABILITIES

Equity	6,846	6,846	2,789	6,634	6,634	2,526

Provisions:	6,370	6,315	55	5,687	5,627	60

Employee benefits	2,587	2,554	33	2,532	2,500	32

Other provisions	3,783	3,761	22	3,155	3,127	28

Debt:	26,014	7,506	21,107	25,434	7,815	20,106

Asset-backed financing	12,028	6	12,025	11,784	8	11,776

Other debt	13,986	7,500	9,082	13,650	7,807	8,330

Other financial liabilities	98	88	20	249	239	21

Trade payables	6,060	5,936	193	5,185	5,042	180

Current taxes payables	86	55	73	229	163	82

Deferred tax liabilities	141	141	213	188	139	310

Other current liabilities	5,154	4,697	547	4,228	3,840	502

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	43,923	24,738	22,208	41,200	22,865	21,261

TOTAL EQUITY AND LIABILITIES	50,769	31,584	24,997	47,834	29,499	23,787

Report on Operations   Operating and Financial Review and Prospects     48

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our consolidated statement of cash flows and our consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2018. See section “Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flow Analysis

The following table presents the cash flows from operating, investing and financing activities by activity for the years ended December 31, 2017 and 2016:

Report on Operations   Operating and Financial Review and Prospects     49

			2017			2016
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		5,854	4,649	1,205	6,311	4,566	1,745
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

	Profit/(loss)		477	477	455	(371)	(371)	334
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,214	1,209	5	1,205	1,200	5

	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		88	(426)	59	136	(295)	97

	Loss on repurchase /early redemption of notes		64	56	8	60	60	-

	Dividends received		47	404	-	63	404	-

	Change in provisions		220	226	(6)	54	47	7

	Change in deferred income taxes		(79)	19	(98)	95	72	23
	Change in items due to buy-back commitments	(a)	67	30	37	64	30	34

	Change in operating lease items	(b)	86	(15)	101	(100)	(8)	(92)

	Change in working capital		256	185	71	161	126	35

	TOTAL	(c)	2,440	2,165	632	1,367	1,265	443
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(896)	(892)	(4)	(874)	(872)	(2)
	Consolidated subsidiaries and other equity investments		(7)	(53)	-	5	(295)	-
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		14	15	(1)	12	283	(77)
	Net change in receivables from financing activities		(444)	52	(496)	476	(47)	523

	Change in current securities		-	-	-	54	50	4

	Other changes		(16)	(234)	218	(126)	385	(511)

	TOTAL		(1,349)	(1,112)	(283)	(453)	(496)	(63)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		(947)	(969)	22	(1,075)	(359)	(716)

	Capital increase		13	13	46	-	-	106

	Dividends paid		(168)	(168)	(357)	(207)	(207)	(341)

	Purchase of treasury shares		(38)	(38)	-	(14)	(14)	-

	Purchase of ownership interests in subsidiaries		-	-	-	(44)	(44)	-

	TOTAL		(1,140)	(1,162)	(289)	(1,340)	(624)	(951)

	Translation exchange differences		395	361	34	(31)	(62)	31
E)	NET CHANGE IN CASH AND CASH EQUIVALENTS		346	252	94	(457)	83	(540)
F)	CASH AND CASH EQUIVALENTS AT END OF YEAR		6,200	4,901	1,299	5,854	4,649	1,205

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

(c)	In 2016, Industrial Activities and Consolidated amount included the non-recurring charge of $551 million following the European Commission settlement.

Report on Operations   Operating and Financial Review and Prospects     50

At December 31, 2017, we had cash and cash equivalents of $6,200 million, an increase of $346 million, or 5.9%, from $5,854 million at December 31, 2016. Cash and cash equivalents at December 31, 2017 included $770 million ($837 million at December 31, 2016) of restricted cash that was reserved principally for the servicing of securitization-related debt.

The increase of liquidity compared to December 31, 2016 was mainly attributable to the net industrial cash flow generation and favorable foreign exchange translation impacts, partially offset by a reduction in third party debt, an increase in the lending portfolio of Financial Services, and dividend payments to shareholders. At December 31, 2017, available liquidity was $9,380 million, inclusive of $3,180 million in undrawn committed facilities ($2,890 million at December 31, 2016), compared to $8,744 million at December 31, 2016.

Net Cash from Operating Activities

Cash provided by operating activities in 2017 totaled $2,440 million and comprised the following elements:

∎	$477 million in profit for 2017;

∎	plus $1,214 million in non-cash charges for depreciation and amortization (net of vehicles sold under buy-back commitments and operating lease);

∎	plus $88 million in losses on the disposal of assets and other non-cash items;

∎	plus $64 million in cost of early redemption/repurchase of notes;

∎	plus $47 million in dividends received;

∎	minus change in deferred income taxes of $79 million and plus an increase in provisions of $220 million;

∎	plus $67 million for changes in items due to buy-back commitments and $86 million for changes in operating lease items; and

∎	plus $256 million in change in working capital.

In 2016, $1,206 million of the $1,367 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating lease, loss on repurchase of notes, net of gains/losses on disposals and other non-cash items), in addition to a $161 million increase in cash resulting from a decrease in working capital.

Net Cash from Investing Activities

In 2017, cash used in investing activities was $1,349 million. The negative flows were primarily generated by:

∎

investments in tangible and intangible assets that used $896 million in cash, including $404 million in capitalized development costs. Investments in tangible and intangible assets are net of investments in vehicles for our long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities; and

∎

net increase in receivables from financing activities amounting to $444 million, primarily in Financial Services as a result of increased financing activity in EMEA, LATAM and APAC, partially offset by the reduced financing activity in NAFTA for Agricultural Equipment.

In 2016, cash used in investing activities totaled $453 million. Expenditures on tangible and intangible assets (including $372 million in capitalized development costs) totaled $874 million. Net reduction in receivables from financing activities amounted to $476 million, primarily as a result of the decline in Agricultural Equipment sales.

Report on Operations   Operating and Financial Review and Prospects     51

The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating lease) by segment and intangible assets for each of the years ended December 31, 2017 and 2016:

($ million)	2017	2016

Agricultural Equipment	156	150

Construction Equipment	25	26

Commercial Vehicles	132	150

Powertrain	86	92

Total Industrial Activities investments in tangible assets	399	418

Industrial Activities investments in intangible assets	493	454

Total Industrial Activities capital expenditures	892	872

Financial Services investments in tangible assets	1	-

Financial Services investments in intangible assets	3	2

Total Capital expenditures	896	874

We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. The increase in capital expenditures in 2017 from 2016 is primarily related to R&D investments.

Net Cash from Financing Activities

In 2017, cash used in financing activities totaled $1,140 million, mainly attributable to lower bank debt of Industrial Activities, reduction of third party debt due to the repurchase/early redemption of notes and dividend payments to shareholders, partially offset by new bond issuances.

In 2016, cash used in financing activities totaled $1,340 million, mainly attributable to a reduction in third party debt, of which $359 million primarily due to lower bank debt of Industrial Activities, including $60 million related to the repurchase of portions of Case New Holland Industrial Inc. 7.875% Notes due 2017, and $716 million mainly due to lower secured debt of Financial Services partially offset by its new bond issuances.

Capital Resources

The cash flows, funding requirements and liquidity of our companies are managed on a standard and centralized basis. This centralized system is designed to optimize the efficiency and effectiveness of our management of capital resources.

Our subsidiaries participate in a company-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of all our subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers professional financial and systems expertise in managing these accounts, as well as providing related services and consulting to our business segments.

Our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity to achieve our rating targets while improving the group capital structure over time. In managing our liquidity requirements, we are pursuing a financing strategy that aims at extending over time our Industrial Activities debt profile by issuing long-term bonds and retiring short-term debt through opportunistic liability management transactions, deleveraging our Industrial Activities balance sheet by reducing gross debt, and diversifying funding sources.

A summary of our strategy is set forth below:

∎

To fund Industrial Activities’ short-term financing requirements and to ensure near-term liquidity, Industrial Activities will continue to sell certain of its receivables to Financial Services and rely on internal cash flows including managing working capital. We will also supplement our short-term financing by drawing on existing or new facilities with banks.

∎

To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we will access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

∎

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. While we expect securitizations and sale of receivables (factoring) to continue to represent a material portion of our capital structure and intersegment borrowings to remain a marginal source of funding, we will continue to diversify our funding sources and expand our investor base

Report on Operations   Operating and Financial Review and Prospects     52

within Financial Services to support our investment grade credit ratings. These diversified funding sources include committed asset-backed facilities, unsecured notes, bank facilities and, in an effort to further diversify funding sources and reduce the average cost of funding, Financial Services has now implemented new commercial paper programs, both in the US and Europe.

On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners, new funding arrangements or a combination of the foregoing. Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our credit ratings.

In 2017 Standard and Poor’s (“S&P”) upgraded the long-term corporate credit rating of CNH Industrial N.V. and CNH Industrial Capital LLC to investment grade at “BBB-“ and Fitch Ratings assigned to CNH Industrial N.V. and CNH Industrial Capital LLC new investment grade long-term issuer default ratings of “BBB-”. Current ratings for the Group are as follows:

	CNH Industrial N.V.				CNH Industrial Capital LLC
	Long Term		Short Term	Outlook	Long Term	Short Term	Outlook
S&P	BBB-		A-3	Stable	BBB-	A-3	Stable
Fitch	BBB-		-	Stable	BBB-	F3	Stable
Moody’s	Ba1	(1)	-	Stable	Ba1	-	Stable

(1)	The senior unsecured debt of CNH Industrial N.V. and the following treasury vehicles, CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc., are rated Ba2.

Following the upgrade by S&P, the notes issued under the Euro Medium Term Notes Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme) benefited from Eurosystem eligibility, the financial covenant contained in the €1.75 billion Revolving Credit Facility, which required Industrial Activities to maintain EBITDA/Net interest ratio, was no longer applicable, and the financial covenants contained in two revolving credit facilities of CNH Industrial Capital LLC, which required maintenance of an EBITDA coverage ratio, were no longer applicable. Additionally, the S&P and Fitch rating actions in 2017 made the Company’s securities eligible for the main investment grade indices in the U.S. market, which the Company believes has improved its access to funding at better rates.

A credit rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Ratings are influenced by a number of factors, including, among others: financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our ratings, thus increasing the cost, and limiting the availability, of financing.

Consolidated Debt

As of December 31, 2017, and 2016, our consolidated Debt was as detailed in the table below:

	At December 31, 2017			At December 31, 2016
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	26,014	7,506	21,107	25,434	7,815	20,106

We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

Report on Operations   Operating and Financial Review and Prospects     53

The calculation of Net Debt as of December 31, 2017 and 2016 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At December 31, 2017			At December 31, 2016
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	26,014	6,551	19,463	25,434	6,813	18,621
Intersegment notes payable	-	955	1,644	-	1,002	1,485
Total Debt(1)	26,014	7,506	21,107	25,434	7,815	20,106
Less:
Cash and cash equivalents	6,200	4,901	1,299	5,854	4,649	1,205
Intersegment financial receivables	-	1,644	955	-	1,485	1,002
Other financial assets(2)	77	73	14	95	98	8
Other financial liabilities(2)	(98)	(88)	(20)	(249)	(239)	(21)
Net Debt (Cash)(3)	19,835	976	18,859	19,734	1,822	17,912

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $955 million and $1,002 million at December 31, 2017 and 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,644 million and $1,485 million at December 31, 2017 and 2016, respectively.

(2)	Other financial assets and other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $689 million and $483 million as of December 31, 2017 and 2016, respectively.

The increase in the Net Debt position from December 31, 2016 to December 31, 2017 was primarily due to the increase in the portfolio of Financial Services companies and to the negative foreign exchange translation impacts on Financial Services debt. Net debt of Industrial Activities decreased $0.8 billion from December 31, 2016 to $1.0 billion at December 31, 2017. The decrease was primarily due to a significant cash generation from operating activities of $1.4 billion, partially offset by negative foreign exchange translation impacts on euro denominated debt and dividend payments.

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The following table shows the change in Net Debt of Industrial Activities for 2017 and 2016:

($ million)	2017	2016
Net industrial (debt)/cash at beginning of year	(1,822)	(1,570)
Profit/(loss)	477	(371)
Add back European Commission settlement(1)	-	551
Add back cost of repurchase/early redemption of notes(1)	56	60
Amortization and depreciation (2)	1,209	1,200
Changes in provisions and similar (3)	238	250
Change in working capital	185	126
Investments in property, plant and equipment, and intangible assets (2)	(892)	(872)
Other changes	165	(169)
Net industrial cash flow	1,438	775
Capital increases and dividends (4)	(193)	(221)
Currency translation differences and other (5)	(399)	(806)
Change in Net industrial debt	846	(252)
Net industrial (debt)/cash at end of year	(976)	(1,822)

(1)	Add back item to be excluded from the calculation of net industrial cash flow.

(2)	Excludes assets sold under buy-back commitments and assets under operating leases.

(3)	Also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.

(4)	Also includes share buy-back transactions.

(5)

In 2017 and 2016 this item also includes the charge of $56 million and $60 million, respectively, related to the repurchase/early redemption of notes. In 2016, this item also included the payment of the European Commission settlement.

Industrial Activities

Capital Markets

At December 31, 2017, we had an aggregate amount of $9.0 billion in bonds outstanding, of which $5.9 billion was issued by Industrial Activities.

The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below. In order to manage its liabilities, in June 2017, Case New Holland Industrial Inc. redeemed all of the outstanding $636 million aggregate principal amount of its 7.875% Senior Notes due 2017 and incurred a total charge of $17 million. In September 2017, CNH Industrial Finance Europe S.A. repurchased a total of €800 million in principal amount of its 6.250% Notes due 2018 and 2.750% Notes due 2019, incurring a total charge of $39 million.

Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities that was established in February 2011 and has a total authorized amount of €10 billion ($11 billion). At December 31, 2017, €3,975 million ($4,767 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the programme included: €75 million of notes, issued in March 2017 as a private placement, at an annual fixed rate of 1.625% due in 2022 at an issue price of 99.407 percent of their principal amount; €500 million of notes, issued in May 2017, at an annual fixed rate of 1.375% due in 2022 at an issue price of 99.335 percent of their principal amount; and €650 million of notes, issued in September 2017, at an annual fixed rate of 1.750% due in 2025 at an issue price of 99.248 percent of their principal amount.

CNH Industrial N.V. Senior Notes. In November 2017, CNH Industrial N.V. issued $500 million of 3.850% notes due 2027, with an issue price of 99.384% of their principal amount.

The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding

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unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require, immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2017, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.

Bank Debt

At December 31, 2017, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $2.7 billion ($2.5 billion at December 31, 2016).

Euro 1.75 billion Revolving Credit Facility. In 2016, we signed a renewal of a €1.75 billion ($1.82.1 billion at year-end 2017 exchange rate) five-year committed, unsecured revolving credit facility. The facility expires in June 2021 and includes:

∎

a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities) and other customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);

∎

customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

∎	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower.

CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2017, CNH Industrial was in compliance with the covenants of the Revolving Credit Facility.

Financial Services

Total Debt of Financial Services was $21.1 billion at December 31, 2017 compared to $20.1 billion at December 31, 2016.

Bank Debt

At December 31, 2017, Financial Services available committed, unsecured facilities expiring after twelve months amounted to $0.5 billion ($0.4 billion at December 31, 2016).

Asset-Backed financing

At December 31, 2017, Financial Services’ committed, asset-backed facilities expiring after twelve months amounted to $3.5 billion ($3.2 billion at December 31, 2016), of which $2.3 billion was utilized at December 31, 2017 ($2.5 billion at December 31, 2016).

With reference to our Financial Services’ sources of funding, we sell certain of our finance receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives.

The sale of financial receivables is executed primarily through ABS and involves mainly accounts receivable from final (retail) customers and from the network of dealers (wholesale) to our Financial Services companies.

At December 31, 2017, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $14.0 billion ($13.6 billion at December 31, 2016), which do not meet derecognition requirements and therefore must be recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt (see Note 19 “Current receivables and Other current assets” to our Consolidated Financial Statements).

Capital Markets

In April 2017, CNH Industrial Capital LLC issued at par $500 million of notes at an annual fixed rate of 4.375% due in 2022.

In December 2017, CNH Industrial Capital LLC, in order to manage its liabilities, redeemed all of the outstanding $600 million in principal amount of 3.875% Notes due 2018.

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In December 2017, CNH Industrial Capital LLC established a new commercial paper program to issue short-term, unsecured, unsubordinated commercial paper notes on a private placement basis. As of December 31, 2017, the aggregate principal amount of notes outstanding was $115 million.

Support Agreement in the interest of CNH Industrial Capital LLC

CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.

For more information on our outstanding indebtedness, see Note 27 “Debt” to our Consolidated Financial Statements.

Future Liquidity

We have adopted formal policies and decision-making processes designed to optimize the allocation of financial funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.

We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2017, Group’s available committed, unsecured facilities expiring after twelve months of $3.2 billion ($2.9 billion at December 31, 2016).

Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. At December 31, 2017, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.5 billion ($3.2 billion at December 31, 2016), of which $2.3 billion at December 31, 2017 ($2.5 billion at December 31, 2016) were utilized.

If Financial Services were unable to obtain ABS funding at competitive rates, its ability to conduct its financial services activities would be limited.

Off-Balance Sheet Arrangements

We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see Note 30 “Commitments and contingencies” to the CNH Industrial Consolidated Financial Statements.

Financial Guarantees

Our financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation.

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture totaling $368 million as of December 31, 2017.

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Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2017:

	At December 31, 2017

($ million)	within one year	between one and three years	between three and five years	beyond five years	Total

Debt obligations (1):

Bonds	1,689	1,756	2,929	2,652	9,026

Borrowings from banks	1,443	2,217	387	152	4,199

Asset-backed financing	8,008	3,042	918	60	12,028

Other debt	483	143	99	33	758

Capital lease obligations	1	2	-	-	3

Operating lease obligations	102	122	61	15	300

Purchase obligations	959	1,021	260	37	2,277

Total Contractual obligations	12,685	8,303	4,654	2,949	28,591

(1)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pension plans, health care plans, other post-employment benefits and other employee benefits. Our best estimate of expected contributions in 2018 to pension plans is $34 million. Potential outflows in the years after 2018 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2018.

Debt Obligations

For information on our debt obligations, see “Capital Resources” above and Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements.

The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2017 consolidated statement of financial position as follows:

($ million)	Note	At December 31, 2017
Debt reflected in the consolidated statement of financial position	(27)	26,014
Less: Capital lease obligations	(27)	(3)
Total Debt obligations		26,011

The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt (excluding capital lease obligations, which are reported in a separate line item in the table above).

Capital Lease Obligations

Our capital leases consist mainly of industrial buildings and plant, machinery and equipment used in our businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases.

Operating Lease Obligations
Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.

Purchase Obligations

Our purchase obligations at December 31, 2017, included the following:

∎

the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item Other current receivables in our consolidated statement of financial position in an aggregate amount of $2,176 million; and

∎	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $101 million.

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RISK MANAGEMENT, RISKS AND

CONTROL SYSTEM

CNH INDUSTRIAL RISK MANAGEMENT

In accordance with the regulatory guidelines requiring companies to adopt appropriate corporate governance models, and in response to market demands for enhanced transparency and disclosure on the risks associated with company activities, CNH Industrial has adopted its own Enterprise Risk Management (“ERM”) system. The adoption of a formal ERM system was also driven by the need for a systematic approach to identify and evaluate the risks associated with the Company’s business activities and to manage business performance from an integrated risk-return perspective.

CNH Industrial’s ERM methodology defines risk as any event that could affect the Company’s ability to meet its objectives. The methodology enables the timely identification of risks and the evaluation of their significance, and allows action to be taken to mitigate and, if appropriate, eliminate them. CNH Industrial’s ERM system is based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and adapted for specific Company requirements by incorporating Company management knowledge as well as best practice indicators identified through comparison with other industrial groups.

Through this process, the Company has identified 34 primary risk drivers, further broken down into 85 specific risk events. Primary risk drivers include a number of significant topics, such as business operations, competitive factors, and regulatory compliance. Risks are classified according to the probability of occurrence and potential impact on profitability, cash flow, business continuity and/or reputation, which determine the significance of a risk when analyzed holistically and in conjunction with other identified risks. For events that could potentially exceed predetermined risk thresholds, existing measures are analyzed and future containment measures, action plans, and persons of reference are identified to address the specific events and/or corresponding risks proactively. This process follows a bottom-up analysis starting at the business unit level, with risk survey completion by business and function leaders worldwide, followed by one-on-one interviews with Group Executive Council members, risk assessment discussions with the Audit Committee of the Board of Directors, and presentations to the Board of Directors.

CNH Industrial’s potential overall risk exposure is described in the Risk Factors section.

RISK APPETITE

The Company’s risk appetite is set within risk taking and risk acceptance parameters driven by applicable laws, the Company’s Code of Conduct, core principles and values, policies, and corporate directives.

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The Company’s ERM system includes a structured risk management process to address individual risk categories, with a delineated risk appetite applied to each of the risk categories as described below:

Risk Category	Category Description	Risk Driver Areas	Risk Appetite

Strategic	Strategic risks may affect CNH Industrial’s long-term strategic business plan performance targets, innovation roadmap and sustainability objectives. Strategic risks include economic and political developments and the ability of the Company to anticipate and respond in a timely manner to unfavorable market developments.	Sociopolitical events, macroeconomics, competition, customer demands, product portfolio, technological innovation, investments, commercial policies, external relations, social responsibility, environment, and business combinations.

Taking into consideration CNH Industrial stakeholders’ interests as well as cost/benefit considerations in pursuing our long-terms targets, the Company has a responsible appetite concerning strategic risk. The Company recognizes the necessity to continually invest in research & development and manage its portfolio of businesses that are cyclical and subject to sometimes volatile global political and economic environments.

Operational	Operational risks include adverse, unexpected impacts resulting from internal processes, people and systems, or from external events linked to the actual operation of the Company’s portfolio of businesses.	Production capacity, logistics, distribution channels, quality control, supplier performance, labor relations, human rights, external reporting of results, asset safeguarding, intellectual property, information technology, cybersecurity, and force majeure.

CNH Industrial seeks to minimize the occurrence and adverse consequences of unforeseen operational failures by maintaining a consistently efficient and effective manufacturing system, delivering high quality products and services, maintaining reliable and reasonably secure IT systems, and honoring sustainability commitments via a balanced risk/reward approach.

Financial	Financial risks include uncertainty of financial return and the potential for financial loss due to capital structure imbalances, inadequate cash flows, asset impairments and the volatility of financial instruments associated with foreign exchange and interest rate exposure.	Interest rates, foreign exchange, capital markets, liquidity & credit, trade financing, and subsidized financing.

CNH Industrial has a prudent risk appetite with respect to financial risks (such as liquidity, market, foreign exchange and interest risks as explained in more detail in Note 33 of the Consolidated Financial Statements). In addition, the Company, through capital market transactions, cash balances and medium term bank credit line agreements seeks to maintain a capital structure profile with access to liquidity to fund ongoing operations and maintain its covenant compliance.

Compliance	Compliance risks cover unanticipated failures to comply with applicable laws, regulations, policies and procedures.	Laws & regulations, contractual obligations, and ethics & integrity.

CNH Industrial has an averse risk appetite with respect to compliance risks and requires full compliance. The Company takes appropriate measures in the event of a breach of applicable laws, the Company’s Code of Conduct, or Company policies.

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SIGNIFICANT RISKS AND UNCERTAINTIES IN THE PAST FINANCIAL YEAR

As part of the 2017 risk assessment process, Management identified certain risks as significant based on their potential business impact and likelihood of occurrence, as well as existing and/or planned countermeasures. The results of this assessment were presented to the Audit Committee at its meetings on December 13, 2017, and January 29, 2018. On January 30, 2018, Management made a presentation to the Board of Directors on the Company’s ERM program.

Significant risks identified as having a potential impact in the current and future financial years include:

∎

Cybersecurity: Information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could include attacks targeting the security, integrity and/or reliability of the hardware and software installed in our products. A failure or breach in security could expose us and our customers, dealers and suppliers to risks of misuse of information or systems or the inability to access the information or systems.

Mitigating Activities: The Company is constantly implementing cybersecurity programs, initiatives and procedures to mitigate cybersecurity risk exposure and protect and safeguard its information assets. The Company also conducts preventive employee training and has both proactive and reactive response teams to respond to potential threats. The Chief Information Officer (“CIO”) of the Company provides periodic updates and communications to the Audit Committee of the Board of Directors with respect to cybersecurity and similar risks. On July 25, 2017, the CIO presented the Company’s cybersecurity strategy and the approved initiatives over the next three years to mitigate cybersecurity risks and provided an update on January 29, 2018.

∎

Technology and Regulatory Impacts on Product Portfolio: The future of diesel emission requirements and alternative propulsion technologies within the Company’s industries continue to evolve. Government restrictions and negative public sentiment on diesel propulsion has increased. Propulsion via gas (natural, propane, and methane), electric motors, and/or hybrids have varying levels of technical, financial, or market feasibility, but no single technology has emerged as a clear market leader. Consequently, strategic risk on the production and sale of the Company’s diesel-driven product offerings exists in terms of investment choices, which have significant costs and may dramatically affect the Company’s long-term product portfolio trajectory. Exposure in this area includes the Company’s stock of used commercial vehicles and its commitments under its buyback program, which has been popular within the heavy-truck market with diesel engines. Residual values of this used equipment may be reduced if market desirability or salability drops due to public sentiment or government restrictions.

Mitigating Activities: The Company has initiated appropriate investments in alternative power technology to keep its options flexible with market demand. The Company has recently expanded its natural gas propulsion technology lineup to become the market leader in natural gas product offerings for on-road applications in the Commercial Vehicles segment. In 2017, the Company also unveiled the New Holland Agriculture Methane Concept Tractor, which runs solely on methane power, and launched the Daily Blue Power Family of light commercial vehicles, which offers compressed natural gas and electric technologies in its propulsion options. The Company is realigning the number of commercial vehicle buyback agreements in part to reduce the amount of diesel-powered used equipment in its future stock.

∎

Sociopolitical Events: The uncertainties regarding the outcome of the Brexit negotiations and the fate of the North American Free Trade Agreement (NAFTA) separately represent potential risks to the Company. Brexit has already led to some market and foreign exchange fluctuations in the U.K. market. Within the Agricultural Equipment segment, Brexit remains a potential risk given the Company’s production plant in the U.K. and its ability to export equipment to other markets. The discontinuation or material modification of NAFTA may have an impact on the Company’s ability to export products within the NAFTA countries, but could also impact farm incomes and consequently farmers’ ability to purchase agricultural equipment.

Mitigating Activities: The Company continues to monitor the U.S. political sentiment and the developments in the negotiations of Brexit and NAFTA. The Company engages in lobbying actions, both individually and as part of trade organizations, to highlight the positive benefits of trade agreements on the Company’s operations and employees. The Company believes that its global footprint gives it the ability to adapt its production footprint quickly, if necessary, in response to changing political realities.

The countermeasures taken by Management were designed to mitigate any impact to the Company’s financial and operational performance during 2017 or in the future.

ENHANCEMENTS TO THE RISK MANAGEMENT SYSTEM

The development and implementation of an effective and robust ERM system requires continuous evaluation and improvement. As part of these efforts, CNH Industrial took several steps in 2017 to further enhance the risk assessment process that included the following:

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∎

Board of Directors Review: During a meeting with the Board of Directors in January 2017, the leaders of each of the business units and functions presented their top short-term and medium-term operational and strategic risks. The presentations allowed Management to articulate their plans to mitigate the risks and permitted the Board of Directors to give feedback on Management’s plans.

∎

The Company reorganized the central ERM team to give it more internal visibility and a focus on integrating ERM principles in its business operations. The new team is in the process of deploying tools and training within the organization to enable more efficient risk identification and a more effective risk management program.

∎

The Company has implemented a pilot program to develop a risk response template. The template, once finalized, will provide a common format for all business units and functions to evaluate and discuss risks inside the Company. This tool is part of the Company’s efforts to make ERM more accessible to more employees throughout the organization and for risks to be consistently evaluated as part of the ongoing management of the business.

∎

In 2017, COSO published Enterprise Risk Management–Integrating with Strategy and Performance, which builds on the original ERM framework published by COSO in 2004. The new framework emphasizes the integration of ERM principles into a company’s strategy setting and execution. The new framework is largely in line with the direction the Company was already pursuing. However, the Company is further evaluating the implications of the new framework with the assistance of external subject matter experts.

INTERNAL CONTROL SYSTEM

The Company has in place an internal control system, based on the model provided by COSO and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which CNH Industrial is exposed. The system is integrated within the organizational and corporate governance framework adopted by CNH Industrial and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information, and compliance with laws, regulations, the Articles of Association, and internal procedures.

The system, which has been developed on the basis of international best practices, consists of the following three lines of defense:

∎	1st Line of Defense: operating areas, which identify and assess risk and establish specific actions for management of such risk;

∎	2nd Line of Defense: central functions responsible for risk control, which define methodologies and instruments for managing and monitoring such risk;

∎	3rd Line of Defense: internal audit, which conducts independent evaluations of the system in its entirety.

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Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting

CNH Industrial has in place a system of risk management and internal control over financial reporting based on the model provided by COSO, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (Governance & Culture; Strategy & Objective-Setting; Performance; Review & Revision; and Information, Communication, & Reporting) in achieving those objectives.

CNH Industrial – which is listed on the NYSE and, consequently, is subject to Section 404 of the U.S. Sarbanes-Oxley Act since 2014 – has a system of administrative and accounting procedures in place that seeks to ensure a highly reliable system of internal control over financial reporting.

The approach adopted by CNH Industrial for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

∎	identification and evaluation of the source and probability of significant errors in elements of financial reporting;

∎	assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and

∎	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.

Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by CNH Industrial, risks and related controls are associated with the accounting and business processes upon which accounting information is based.

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CORPORATE GOVERNANCE

INTRODUCTION

CNH Industrial is a company, organized under the laws of the Netherlands, and results from a business combination with Fiat Industrial and CNH Global consummated on September 29, 2013 (the “Merger”). CNH Industrial qualifies as a foreign private issuer under the rules and regulations of the SEC and the New York Stock Exchange (“NYSE”) Listing Standards. Its common shares are listed on the NYSE and on the Mercato Telematico Azionario (“MTA”), managed by Borsa Italiana S.p.A.

CNH Industrial has adopted, except as discussed below, the best practice provisions of the Dutch Corporate Governance Code (the “DCGC”), which contains principles and best practice provisions that regulate relations between the board of directors of a listed Dutch company and its shareholders. In accordance with the NYSE Listed Company Manual, CNH Industrial as a listed company and foreign private issuer is permitted to follow home country practice with regard to certain corporate governance standards, whereas with respect to other corporate governance standards it is bound to comply with certain other provisions of the NYSE Listed Company Manual.

The DCGC is focused on companies with a two-tier governance structure. Since the Merger; however, the Company has adopted (as permitted by the DCGC) a one-tier governance structure. This choice of a one-tier governance structure necessitated the implementation of certain governance solutions that are not typical of two-tier board frameworks (see Chapter 5 of the DCGC).

In this report CNH Industrial addresses its overall corporate governance structure. The Company discloses in this annual report, and intends to disclose in its future annual reports, any material departure from the best practice provisions of the DCGC.

BOARD OF DIRECTORS

Pursuant to CNH Industrial’s Articles of Association (“Articles of Association”), the Board of Directors may have three or more members. At the general meeting of shareholders on September 9, 2013, the number of the members of the Board of Directors was set at eleven. The current slate of Directors was appointed by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”) on April 14, 2017. Pursuant to Article 13(3) of the Articles of Association, the term of office of all directors shall be for a period of approximately one year after appointment, such period expiring on the day the first AGM is held in the following year. Accordingly, the term of office of the current Board of Directors is expected to expire on April 13, 2018, the anticipated date of the Company’s next AGM at which shareholders will appoint the Company’s Directors. Each Director may be re-appointed at any subsequent AGM.

The Board as a whole has collective responsibility for the strategy of the Company. In January 2017 the Board met to review and discuss the Company’s overall strategy for the creation of long-term value. In that meeting, the leaders of each of the business units and functions presented their operating results and business plans as well as their top short-term and medium-term operational and strategic risks and opportunities. The presentations allowed management to articulate their strategies for achievement of their business objectives and mitigation of risks and permitted the Board of Directors to give feedback on management’s plans. In subsequent meetings in 2017, the Board reviewed and discussed with management the long-term value creation strategies of certain of the Company’s individual business segments (including Commercial Vehicles, New Holland Agricultural Equipment, and Case IH Agricultural Equipment) and regions.

The Non-Executive Directors believe that in consideration of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the geographic distribution of its businesses, the Board of Directors should be composed of individuals with skills, experience and cultural background, both general and specific, acquired in an international environment and relevant to an understanding of the macro-economy and global markets, more generally, as well as the industrial and financial sectors, more specifically. An appropriate and diversified mix of skills, professional backgrounds and diversity factors are fundamental to the proper functioning of the Board as a collegial body. There should also be an appropriate balance between the number of executive directors and non-executive directors. Moreover, independent directors have an essential role in protecting the interests of all stakeholders. Their contribution is also necessary for the proper composition and functioning of the Committees, whose advisory functions include preliminary examination and formulation of proposals relating to areas of potential risk, such as prevention of potential conflicts of interest. In addition, with regard to diversity, it is generally recognized that boards with adequate diversity are more effective in performing their monitoring and advisory activities, due to the variety of professional experience, perspectives, insights, skills and connections to the outside world that diversity can add. Thirty-six percent of the Company’s directors are female and the Board includes representatives of seven nationalities. Considering the foregoing factors and the attributes of the individual directors, the Board of Directors considers itself a diverse body, well-suited to fulfilling its duties. The Governance and Sustainability Committee periodically assesses the

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skills, experience and other attributes of the individual directors with a view toward ensuring an appropriate level of diversity and ensuring the Directors have the necessary expertise to fulfill their respective duties. In 2017, the Governance and Sustainability Committee conducted such an assessment in February in connection with its evaluation of candidates to be recommended to the Board for nomination of appointment as a director.

The Composition of the Board of Directors: Guidelines are available on the Company’s website, www.cnhindustrial.com.

The Board of Directors is composed of two (18%) Executive Directors (i.e., who have been granted the titles “Chairman” and “Chief Executive Officer”), having responsibility for the day-to-day management of the Company, and nine (82%) Non-Executive Directors, who have responsibility with respect to the Board’s oversight function. Under Article 16 of the Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the executive Directors to whom the title Chairman or Chief Executive Officer has been granted. Eight directors (73%) qualified as independent under the NYSE Listing Standards and best practice provision 2.1.8 of the DCGC. The composition of the Non-Executive Directors is such that they are able to operate independently and critically with respect to one another, the Executive Directors, and any other particular interest involved; and in accordance with best practice provision 2.1.7 of the DCGC.

Pursuant to Article 14(2) of the Articles of Association, the chairman of the Board of directors as referred to by law shall be a non-executive director with the title “Senior Non-Executive Director”. On April 14, 2017 the Board of Directors appointed Mr. Léo W. Houle as Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the DCGC. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees.

On September 9, 2013 the Board of Directors of the Company appointed the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee.

On certain key industrial matters the Board of Directors is advised by the Group Executive Council (“GEC”). The GEC is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters.

The Board of Directors has also appointed certain officers of CNH Industrial, including the Chief Financial Officer, the Chief Human Resources Officer, the Chief Purchasing Officer, the Corporate Controller and Chief Accounting Officer, the Treasurer, Corporate Secretary, the Chief Quality Officer, and the Corporate General Counsel.

During 2017, there were five meetings of the Board of Directors. Attendance at the Board meetings was 89%. All but one director attended not less than 80% of the Board meetings. The other director attended 60% of the Board meetings.

The Directors consider the evaluation of the Board, its Committees and members to be an important aspect of corporate governance. Each year, under the oversight of the Governance and Sustainability Committee and with the assistance of the Corporate Secretary, the Board undertakes an annual evaluation of its own effectiveness and performance, and that of the Committees and individual Directors. In 2017, the evaluation of the Board and its Committees consisted of a self-assessment by each of the bodies facilitated by written questionnaires. The questionnaires cover key functions such as overseeing personnel development, financial, and other major issues of strategy, risk, integrity, reputation and governance, and are designed to promote a robust and comprehensive performance assessment discussion. In 2017, assessments of individual directors was performed through discussions between the Senior Non-Executive Director and each of the directors. The Board of Directors discusses the results of such performance evaluations, in executive session – ordinarily in the second Board meeting of the following year, and agrees upon actions to take advantage of identified opportunities for improvement. The Executive Directors were not present during discussion among the Non-Executive Directors relating to their performance.

The current composition of the Board of Directors is the following:

∎	Sergio Marchionne, Chairman (Executive-Director)

Sergio Marchionne is Chairman of CNH Industrial N.V. He was Chairman of Fiat Industrial S.p.A. and CNH Global N.V. until the integration of these companies into CNH Industrial. He also serves as CEO of Fiat Chrysler Automobiles N.V. and Chairman and CEO of Ferrari N.V. and of FCA US LLC. He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant. He began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, at the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer (CFO) at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and CFO of the Lawson Mardon Group. From 1994 to 2000, he covered various

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positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its CEO. He then went on to head the Lonza Group Ltd first as CEO (2000-2001) and then as Chairman (2002). In February 2002, he became CEO of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the company, a position that he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. Mr. Marchionne has been a member of the Board of Fiat S.p.A. since May 2003 and was appointed CEO in June 2004. He became CEO of FCA US LLC in June 2009, as well as Chairman in September 2011. On October 13, 2014, he became CEO of Fiat Chrysler Automobiles N.V. and Chairman of Ferrari S.p.A. In May 2010, he joined the Board of Directors of EXOR N.V. and in May 2015 was appointed Non-executive Vice Chairman. He is a member of the Board of Philip Morris International Inc. and of the Board of the Peterson Institute for International Economics as well as Chairman of the Council for the United States and Italy, and member of the J.P. Morgan International Council. Born in 1952, dual Canadian and Italian citizenship. Date of first appointment: November 23, 2012.

∎	Richard J. Tobin, Chief Executive Officer (Executive-Director) of CNH Industrial N.V.

Mr. Tobin is the Chief Executive Officer of CNH Industrial N.V. since January 2012. Prior to the merger of Fiat Industrial S.p.A. and CNH Global he was the Chief Executive Officer of CNH Global and group Chief Operating Officer of Fiat Industrial S.p.A., roles he assumed after two years as Chief Financial Officer for CNH Global. Mr. Tobin has extensive experience in international finance and management that he acquired through global leadership positions of growing responsibility and scope. Prior to joining CNH Global in 2010, he held the role of Chief Financial Officer and Head of Information Technology of SGS SA of Geneva Switzerland. He has also held management positions at GTE Corporation of Stamford Connecticut, AluSuisse-Lonza SA of Zurich Switzerland, and Alcan Aluminum of Montreal Canada. Prior to beginning his business career, Mr. Tobin was an officer in the United States Army. Mr. Tobin holds Bachelor of Arts and Master of Business Administration degrees from Norwich University and Drexel University, respectively. He holds the position of Vice Chairman of Turk Traktor ve Ziraat Makineleri AS of Ankara Turkey, and serves on the Board of Directors for the Dover Corporation of Downers Grove Illinois. He is a member of the Business Roundtable and is also a member of the Board of Trustees at the Shedd Aquarium in Chicago, Illinois, U.S.A. Mr. Tobin is a former member of the Board of Directors of the U.S. Chamber of Commerce which term ended in November 2017. Born in 1963, American citizenship. Date of first appointment: November 23, 2012.

∎	Jacqueline A. Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Jacqueline A. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989 she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999 she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006 she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Unibail Rodamco (FR), Groupe Wendel (FR) and Chairman of the Van Leer Group Foundation (NL). Previously she was a Board member of Vivendi (FR) (2010-2014) and Tesco PLC (U.K.) (2009-2015). Born in 1953, Dutch citizenship. Date of first appointment: September 29, 2013.

∎	Mina Gerowin, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale she consulted internationally. Ms. Gerowin was a Managing Director of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004 helping establish the hedge fund’s Event fund. Mina Gerowin is a member of the Advisory Board of the Royal United Services Institute. She is a former Director of EXOR S.p.A., Lafarge S.A. and a former member of the Global Advisory Committee of Samsung Asset Management. Born in 1951, American citizenship. Date of first appointment: September 29, 2013.

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∎	Suzanne Heywood, Director (Non-Executive Director), Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee

Suzanne Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Lady Heywood led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is also a Board Member of The Economist (where she is an Audit Committee member) and of the Royal Opera House (where she is the Deputy Chair) and the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.

∎	Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee

Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources, Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947, Canadian citizenship. Date of first appointment: September 29, 2013.

∎	Peter Kalantzis, Director (Non-Executive Director—independent), Member of the Audit Committee, Member of the Compensation Committee

Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. Mr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Mr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991, Mr. Kalantzis was appointed Executive Vice-President and member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Mr. Kalantzis is Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland) and Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland). He is a member of the Board of Paneuropean Oil and Industrial Holdings, Luxembourg; of Consolidated Lamda Holdings (Luxembourg); of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). He is also President of the Board of John S. Latsis Public Benefit Foundation, Vaduz (Liechtenstein). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Mr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971. Born in 1945, Swiss and Greek citizenship. Date of first appointment: September 29, 2013.

∎	John Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee

Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial

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Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer at Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America at Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer at Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager at Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950, American, Canadian and British citizenship. Date of first appointment: September 29, 2013.

∎	Silke C. Scheiber, Director (Non-Executive Director—independent), Member of the Audit Committee

Silke C. Scheiber was at Kohlberg Kravis Roberts & Co. LLP, London, U.K. (“KKR”) from July 1999 to December 2015. She was a Member and Head of the European Industrials Group, responsible for identifying and executing a number of investment opportunities within the broader industrials space for KKR’s European private equity funds. From 1996 to 1999, Ms. Scheiber worked as a financial analyst at Goldman, Sachs & Company oHG, Frankfurt, Germany. Ms. Scheiber obtained her M.B.A. from the University of St. Gallen in St. Gallen, Switzerland, majoring in Finance and Accounting. Ms. Scheiber also attended the Ecole des Hautes Etudes Commerciales (HEC) in Paris, France where she majored in European Management and International Business Studies. Ms. Scheiber currently holds a non-executive director role with Jungbunzlauer Holding AG, Basel, Switzerland and sits on the Board of Micro Focus International PLC, Newbury, England. Born in 1973, Austrian citizenship. Date of first appointment: April 15, 2016.

∎	Guido Tabellini, Director (Non-Executive Director—independent), Member of the Compensation Committee

Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the merger of the company into CNH Industrial. Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the Innocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini taught at Stanford University, UCLA, Università di Cagliari and Università di Brescia. He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister, of the Privatization Committee and of the Advisory Panel on Public Expenditures to the Italian Ministry of the Economy. Mr. Tabellini received a Ph.D. in Economics from UCLA in 1984. He is a Fellow of the Econometric Society, a Foreign Honorary Fellow of the American Economic Association and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is also a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macro-economics and political, international and public economics. He is also a columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR. Born in 1956, Italian citizenship. Date of first appointment: September 29, 2013.

∎	Jacques Theurillat, Director (Non-Executive Director—independent), Chairperson of the Audit Committee

Jacques Theurillat is a member of the Boards of Purdue Inc./Mundipharma, CNH Industrial N.V. and ADC Therapeutics S.A. He is a Venture Consultant with Sofinnova Partners SAS, a venture capital firm focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as Serono’s SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing Serono’s global strategy and pursuing its acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, Mr. Theurillat was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959, Swiss citizenship. Date of first appointment: September 29, 2013.

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BOARD REGULATIONS

On September 9, 2013, the Board of Directors adopted regulations governing the operations of the Board of Directors and its Committees.

The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real-time discussion of the items on the agenda.

The Board of Directors can only transact business, including the adoption of resolutions, if a majority of the Directors in office shall be present at the Board meeting or be represented at such meeting.

A member of the Board of Directors may only be represented by a co-member of the Board of Directors authorized in writing.

The expression in writing shall include any message transmitted by current means of communication.

A member of the Board of Directors may not act as proxy for more than one co-member.

All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.

The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object to a resolution being adopted in this way.

The regulations are available on the Company’s website, www.cnhindustrial.com.

THE AUDIT COMMITTEE

The Audit Committee is responsible for assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program. The Company has established a separate department for the internal audit function and the head of the internal audit function reports to the Audit Committee, which reviews and approves the annual internal audit plan.

The Audit Committee currently consists of Messrs. Theurillat (Chairperson), Kalantzis, Lanaway, and Ms. Scheiber. The Audit Committee is elected by the Board of Directors and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a Non-Executive Director. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE Listing Standards, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the DCGC, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the Sarbanes-Oxley Act and the rules of the SEC and best practice provision 2.1.4 of the DCGC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the Company’s independent auditors as well as the Chief Financial Officer, the Corporate Secretary and other Company officers attend its meetings.

Each of the members of the Audit Committee are independent. In addition, the Board has designated each of the members of the Audit Committee as a “financial expert”.

During 2017, the Audit Committee, inter alia, reviewed and discussed the annual and quarterly financial statements (and the independent auditors’ review or audit thereof), the key risks and controls relating to the Company’s information systems, and the appropriateness and completeness of the system of internal control, the performance of the Company’s internal audit function, and the performance of the Company’s independent public auditors.

The Audit Committee shall meet four to six times every year. During 2017, the Audit Committee met eight times and attendance of Directors at those meetings was 97%.

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THE COMPENSATION COMMITTEE

The Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and recommending for approval the compensation of executive directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.

The Compensation Committee currently consists of Mr. Houle (Chairperson), Ms. Heywood and Messrs. Kalantzis and Tabellini. The Compensation Committee is elected by the Board of Directors and is comprised of at least three directors. No more than one member may be non-independent under the NYSE Listing Standards and the DCGC. The members of the Compensation Committee are appointed for terms of up to two years. Unless decided otherwise by the Compensation Committee, the Chief Human Resources Officer for the Company and the Corporate Secretary attend its meetings.

Seventy-five percent (75%) of the Compensation Committee members are independent.

The Compensation Committee shall meet at least once every year. During 2017, the Compensation Committee met three times and attendance of Directors at those meetings was 92%. Each Compensation Committee member but one attended 100% of the Committee meetings. The other Committee member attended 67% of the Committee meetings.

THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.

The Governance and Sustainability Committee currently consists of Ms. Heywood (Chairperson), Ms. Gerowin, Mr. Houle, and Ms. Tammenoms Bakker. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent under the NYSE Listing Standards and the DCGC, and none of the members may be executive directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years.

In addition, as described above, the charters of the Audit Committee, Compensation Committee and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the DCGC. Audit Committee members are also required to qualify as independent under the NYSE Listing Standards and Rule 10A-3 of the Exchange Act.

Seventy-five percent (75%) of the members of the Governance and Sustainability Committee are independent.

The Governance and Sustainability Committee shall meet at least one time every year. During 2017, the Governance and Sustainability Committee met twice and attendance of Directors at the meetings was 100%.

THE GROUP EXECUTIVE COUNCIL

CNH Industrial has established the Group Executive Council (“GEC”) to strengthen the quality of the Company’s decision-making and the implementation of its strategy.

The GEC is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters. The Board of Directors remains accountable for the decisions of the GEC and has ultimate responsibility for the Company’s management and external reporting. The GEC is comprised of CNH Industrial’s Chairman, Chief Executive Officer, and key senior managers (e.g. Chief Financial Officer, Chief Operating Officers, Brand Presidents, Chief Quality Officer, Chief Human Resources Officer, and other industrial and commercial officers).

The GEC is effectively supervised by the non-executive directors of the Board of Directors. For this purpose, the GEC, through the executive directors, provides the non-executive directors with all information the non-executive directors require to fulfill their responsibilities. In January 2017 the Board met to review and discuss the Company’s overall strategy for the creation of long-term value. In that meeting, the leaders of each of the business units and functions (all GEC members) presented their operating results and business plans as well as their top short-term and medium-term operational and strategic risks. The presentations allowed management to articulate their strategies for achievement of their business objectives and mitigation of risks and permitted the Board of Directors to give feedback on management’s plans. In subsequent meetings in 2017, the Board reviewed and discussed with applicable GEC members the long-term value creation strategies of certain of the Company’s individual business segments (including Commercial Vehicles, New Holland Agricultural Equipment, and Case IH Agricultural Equipment) and regions.

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AMOUNT AND COMPOSITION OF THE REMUNERATION OF THE BOARD OF DIRECTORS

Details of the remuneration of the Board of Directors and its Committees are set forth under the section Remuneration of Directors. Non-executive directors are not awarded remuneration in the form of shares and/or rights to shares (they are paid only in cash) and their compensation is not affected by Company results.

INDEMNIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS

Pursuant to Article 17 of the Articles of Association, the Company has committed to indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified persons may be entitled otherwise.

CONFLICT OF INTEREST

A member of the Board of Directors shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).

In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual member of the Board of Directors in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual member of the Board of Directors be excused from participation in the decision making process with respect to such matter even though such member of the Board of Directors may not have an actual Conflict of Interest.

At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision 2.1.8. of the DCGC, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently EXOR N.V. would be considered a significant shareholder.

The Directors shall inform the Board through the Chairman or the Corporate Secretary as to all material information regarding any circumstances or relationships that may impact their characterization as “independent”, or impact the assessment of their interests, including by responding promptly to the annual director and officer questionnaires circulated by or on behalf of the Chairman that are designed to elicit relevant information regarding business and other relationships.

Based on each Director’s assessment described above, the Board shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive absent a change in circumstances from those disclosed to the Board that necessitates a change in such determination. Each year, the Governance and Sustainability Committee considers, among other things, the directors’ disclosures when considering candidates to be recommended to the Board for appointment as directors. In 2017, the Committee and the Board considered such disclosures in February and determined that no Conflict of Interest existed.

LOYALTY VOTING STRUCTURE

In connection with the Merger, CNH Industrial implemented a loyalty voting structure, pursuant to which the former shareholders of each of Fiat Industrial and CNH Global were able to elect to receive one CNH Industrial special voting share with a nominal value of €0.01 per share for each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. The CNH Industrial common shares held by shareholders that elected to receive loyalty shares were registered in a separate register (the “Loyalty Register”) of CNH Industrial’s share register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting that followed the registration. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on the Company’s website (www.cnhindustrial.com).

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Following the completion of the Merger, CNH Industrial shareholders may at any time elect to participate in the loyalty voting structure by requesting that CNH Industrial registers all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his/her/its entitlement to hold a corresponding number of special voting shares.

A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its CNH Industrial common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his/her/its rights to cast any votes in respect of any special voting shares associated with such Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by CNH Industrial for no consideration (om niet) in accordance with the terms and conditions of the special voting shares.

CNH Industrial’s common shares are freely transferable. However, any transfer or disposal of CNH Industrial’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all applicable special voting shares to CNH Industrial. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of, or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.

The purpose of the loyalty voting structure is to grant long-term CNH Industrial shareholders an extra voting right by means of granting, upon request, a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each CNH Industrial common share held) for each common share held for an uninterrupted period of three years. The special voting shares do not have any other economic entitlement except for those entitlements set forth in the Articles of Association. Under the Articles of Association holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary.

Section 10 of the special voting shares terms and conditions includes liquidated damages provisions intended to discourage any attempt by holders of special voting shares to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and conditions concerning the transfer of special voting shares may lead to the imposition of liquidated damages.

Pursuant to Section 12 of the special voting shares terms and conditions, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of CNH Industrial.

A shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial shareholder that is not an individual (natuurlijk persoon) of (i) the ownership or control of 50% or more of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such shareholder, or (iii) the ability to appoint or remove half or more of the Directors, executive Directors or Board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the Board, governing body or executive committee of such shareholder. In accordance with Article 4(1)(n) of the Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial’s shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of CNH Industrial’s Articles of Association. A change of control will trigger the de-registration of the applicable Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to such Qualifying Common Shares.

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If the Company were to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves than the Special Dividend Reserve to the holders of CNH Industrial common shares in proportion to the number of common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the CNH Industrial common shares to the holders thereof in proportion to the number of common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the Special Dividend Reserve to the holders of special voting shares in proportion to the number of special voting shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the number of special voting shares held by each of them. No liquidation payments will be made on shares that the Company holds in treasury.

GENERAL MEETING OF SHAREHOLDERS

At least one general meeting of Company shareholders shall be held every year, which meeting shall be held within six months after the close of the prior financial year.

Furthermore, general meetings of shareholders shall be held in the situations referred to in Article 2:108a of the Dutch Civil Code and as often as the Board of Directors, the Chairman, the Senior Non-Executive Director or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

Shareholders solely or jointly representing at least ten percent (10%) of the Company’s issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of the Company’s shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he/she is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the Board of Directors, the Chairman, the Senior Non-Executive Director or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the meeting.

All convocations of meetings of shareholders and all announcements, notifications and communications to Company shareholders shall be made by means of an announcement on the Company’s website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the Articles of Association, may be either included in the notice (referred to in the preceding sentence) or, to the extent provided for in such notice, on the Company’s website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.

Convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the Company for this purpose.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law.

An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant shareholder’s request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.

The agenda of the annual general meeting shall contain, inter alia, the following items:

a)	adoption of the Company’s annual accounts;

b)	granting of discharge to the members of the Board of Directors in respect of the performance of their duties in the relevant financial year;

c)	the policy of the Company on additions to reserves and on dividends, if any;

d)	if applicable, the proposal to pay a dividend;

e)	if applicable, discussion of any substantial change in the corporate governance structure of the Company;

f)	the appointment of directors; and

g)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch laws.

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The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must provide shareholders with details of the overriding interest.

When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 18 and Article 19 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective of whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which Company shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

The general meeting of shareholders shall be presided over by the Senior Non-Executive Director or, in his absence, by the person chosen by the Board of Directors to act as chairperson for such meeting.

One of the persons present designated for that purpose by the chairperson of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairperson of the meeting and the secretary and signed by them in witness thereof.

The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

If an official notarial record is made of the business transacted at the shareholders’ meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each Director shall at all times have power to give instructions for having an official notarial record made at the Company’s expense.

As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day specified in the convening notice.

Shareholders and those permitted by law to attend the shareholders’ meeting may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meeting. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney and any such additional rules shall be mentioned in the notice of the meeting.

The Company, as a foreign private issuer, is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

The chairperson of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, stating his/her/its name and, to the extent applicable, the number of votes to which he/she/it is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

The chairperson of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he/she considers this desirable with a view to the orderly conduct of the meeting.

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Every share (whether common or special voting) shall confer the right to cast one vote.

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.

All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified.

Blank votes shall not be counted as votes cast.

All votes shall be cast in writing or electronically. The chairperson of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

Voting by acclamation shall be permitted if none of the shareholders present objects.

No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the Company or a subsidiary.

Without prejudice to the other provisions of the Articles of Association, the Company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

ISSUANCE OF SHARES

The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

The general meeting of shareholders or the Board of Directors if so designated as provided in Article 5, paragraph 1 of the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the Articles of Association.

If the Board of Directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.

For a period of five years from September 28, 2013 the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association.

For a period of five years from September 29, 2013 the Board of Directors has been authorized by the shareholders to execute any issuance of common shares of the Company, which authorization is limited to the issuance of up to a maximum of 15% of the total number of common shares issued in the capital of the Company following the CNH Global merger effective date plus not more than an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions. Furthermore and without application of the 15% limitation, the Board of Directors shall be authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to the equity incentive plans sponsored by the predecessors CNH Global and Fiat Industrial (together with certain amendments due to their mutual alignment) and any future approved equity incentive or compensation plans.

The Board of Directors of the Company has been also designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the proposed authority of the Board to issue common shares and grant rights to subscribe for common shares as referred to above.

In the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class; provided, however, that no such right of pre-emption shall exist in respect of shares to be issued to Directors or employees of the Company or of a group company pursuant to any Company equity incentive or compensation plan.

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A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.

The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of Article 6 of the Articles of Association, within what period the right of pre-emption may be exercised.

PRINCIPAL OFFICE AND HOME MEMBER STATE

The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam and the place of effective management of the Company is in the United Kingdom.

The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom.

The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181.

The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).

CODE OF CONDUCT

On July 31, 2014, the Board of Directors adopted a new code of conduct (the “Code of Conduct”) that describes the Company’s values that contribute to a culture focused on long-term value creation. The Code of Conduct forms an integral part of the internal control system and sets out the principles of business ethics to which CNH Industrial adheres and which Directors, employees, consultants and business “partners” are required to observe. In particular, the Code of Conduct includes specific guidelines on issues relating to the environment, health and safety, competition, business ethics and anti-corruption, suppliers, management of human resources and respect of human rights.

The CNH Industrial Group uses its best endeavors to ensure that suppliers, consultants and any third party with whom the CNH Industrial Group has a business relationship be informed of the principles set forth in the Code of Conduct.

In addition, in 2015 the Company issued its Supplier Code of Conduct, which includes the Company’s guidelines and expectations for suppliers with regard to labor and human rights, the environment, trade restrictions and export controls, business ethics and anti-corruption, and reporting matters to the Company.

The Code of Conduct is available on the Corporate Governance section of the Company’s website, www.cnhindustrial.com.

The Supplier Code of Conduct is available on the Suppliers section of the Company’s website.

The Company has established dedicated channels of communication to enable CNH Industrial’s employees and third parties to report alleged irregularities of a general, operational and financial nature with the Company. The Company’s Compliance Helpline is managed by an independent third party. Reports may be submitted through a dedicated web portal (www.cnhindustrialcompliancehelpline.com), by phone (to a call center managed by a third party), or to a Company representative. Where legally permissible, reports may be submitted on an anonymous basis. In addition, where legally required, the nature of the reports may be limited to certain subject matters. The Company investigates reports submitted and, in appropriate cases, implements corrective and/or disciplinary actions.

The Group’s Code of Conduct is supplemented by additional corporate policies and guidelines aimed at ensuring the Group’s activities are conducted in a consistent, compliant, and responsible manner.

RESPECT FOR HUMAN RIGHTS

CNH Industrial respects and promotes human rights in line with national laws, the fundamental Conventions of the International Labour Organization (ILO), the UN’s Universal Declaration of Human Rights, and the OECD Guidelines for Multinational Enterprises. In addition to setting out principles of professional conduct, the Company’s Code of Conduct also underscores the importance of respect for the individual.

The Company is committed to ensuring respect for fundamental human rights wherever it operates, and seeks to promote respect for these principles by others where it has an influence, particularly among contractors, suppliers, and other entities and individuals with whom it has a business relationship. The Company will not establish or continue a relationship with an entity or individual that refuses to respect the principles of its Code.

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CNH Industrial monitors respect for human rights both internally, through the Internal Audit function, and for suppliers, through an annual assessment process. In 2017, 94% of the Company’s employees in EMEA region have been included in the analysis and 448 suppliers have been assessed worldwide, representing 45% of direct material purchases.

The Company seeks to implement a variety of measures (e.g. training activities) to help employees understand and address human rights issues in the course of their work. In 2017, the training was provided to 100% of the employees.

ANTI-CORRUPTION AND BRIBERY

CNH Industrial’s commitment to doing business with integrity means avoiding corruption in any form, including bribery, and complying with the anti-corruption laws of every country in which it operates.

CNH Industrial has implemented and adopted an Anti-Corruption Policy, which is distributed to all Company employees and senior management across all Regions, and is available on the Company’s Intranet portal in 14 languages. The Company also provides corruption prevention training using both online and scenario-based classroom training.

Company employees are required to report compliance issues (including corruption), and may do so by any of multiple means of communication (e.g., by reporting to managers, through a dedicated web portal, through a call center administered by a third party or through the Compliance Helpline).

CNH Industrial’s Internal Audit function verifies, among others things, corruption prevention processes and controls. The results of such internal audits are submitted to both the Company’s Audit Committee and senior management, in order to enable them to take action when an opportunity to improve internal controls is identified. In 2017, no reports of bribery or corruption were reported to the Company through the Compliance Helpline or otherwise. In addition, Internal Audit activities did not identify bribery or corruption problems or issues. The Company also investigates and tracks, among other things, all corruption allegations to evaluate the need for additional controls and training, and surveys all employees annually, reminding them of their obligation to report compliance issues. In 2017, online anti-corruption training was delivered to all of CNH Industrial’s GEC members, as well as to approximately 24,000 employees, for a total of 14,422 training hours.

In addition, the Company’s Supplier Code of Conduct sets forth the Company’s expectations with respect to all suppliers. The Supplier Code of Conduct prohibits and form of bribery, “kickbacks”, or any other improper payment (of cash or anything of value) to a third party to obtain an unfair or improper advantage.

COMMUNITY RELATIONS

As stated in the Code of Conduct, CNH Industrial is aware of the potential direct and indirect impact of its decisions on the communities in which it operates. For this reason, the Company promotes an open dialogue to ensure that the legitimate expectations of local communities are duly taken into consideration, and voluntarily endorses projects and activities that encourage their economic, social, and cultural development. Moreover, CNH Industrial acts in a socially responsible manner by respecting the culture and traditions of each country, and by operating with integrity to earn the trust of the community.

The individual Regions or brands decide which projects to support based on actual local needs, maximizing open dialogue with local stakeholders and collecting their suggestions for improvement. They also decide whether to act directly or through partnerships with local institutions and organizations working in the social sphere.

The CNH Industrial Community Investment Policy ensures that activities are managed consistently, identifying methods and defining areas of application at a global level.

In 2017, resources allocated by CNH Industrial to communities were valued at approximately $5.7 million.

In addition, CNH Industrial strives to respond rapidly to the needs of people affected by natural disasters. The Company channels resources (vehicles and financial and technical support) to aid impacted communities, and coordinates employees who want to voluntarily assist in relief efforts.

RELATED PARTY TRANSACTIONS POLICY

The Company adopted a Related Party Transactions Policy to ensure that all the transactions with related parties (as defined in compliance with IAS 24 and ASC 850) shall be subject to proper review, approval or ratification, as the case may be, in accordance with certain procedures set forth by the Company in order to guarantee full transparency and substantive and procedural fairness.

INSIDER TRADING POLICY

On September 9, 2013, the Board of Directors adopted an Insider Trading Policy setting forth guidelines and recommendations to all Directors, officers and employees of the CNH Industrial Group with respect to transactions in CNH Industrial’s securities or the securities of any third party to the extent that such person acquires material non-

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public information in relation to that third party, or the financial instruments of that third party, as a result of such person’s employment with, or service to, the CNH Industrial Group. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect CNH Industrial’s reputation for integrity and ethical conduct.

The Insider Trading Policy is available on the Corporate Governance section of the Company’s website, www.cnhindustrial.com.

MARKET ABUSE REGULATION (MAR)

On July 3, 2016, the Market Abuse Regulation (Regulation (EU) No 596/2014, “MAR”) entered into force in the EU replacing the existing current rules in the different European countries originated by the implementation of an EU directive issued in 2003. The legal instrument chosen by the EU institutions to amend the current regime is a ‘regulation’, i.e. an instrument that, since the date of coming into effect, is immediately binding in all EU States without necessity of further implementing legislation.

The main aim of MAR is to expand and develop the existing EU legal framework regime of financial markets, ensuring a more uniform interpretation of the regime that, according to the European Commission, should result in a reduction of compliance costs and greater legal certainty.

The focus of MAR is the prevention of any form of insider dealing (including attempted insider dealing and recommending or inducing another to engage in insider dealing), market manipulation (including attempted market manipulation), and unlawful disclosure of inside information (“Inside Information”).

In the field of prevention of insider dealing, the MAR reiterates the notification regime in place for managers’ transactions involving issuer’s securities. Under the MAR, person discharging managerial responsibilities (“PDMR”) and persons closely associated with them must notify the issuers and the national competent authority of every transaction conducted on their own account relating to the shares or debt instruments of that issuer, or to derivatives or other financial instruments linked to those shares or debt instruments.

DISCLOSURE OF INSIDE INFORMATION

Inside Information, as defined under the MAR, is crucial for CNH Industrial since EU rules set forth a clear obligation upon the issuers to publicly disclose such Inside Information without delay. The above disclosure requirement shall be complied with through the publication of a press release in accordance with the modalities set forth under the MAR disclosing to the public the relevant Inside Information. Delay in disclosure of Inside Information to the public is allowed on issuer’s own responsibility provided that all of the following conditions are met: (i) immediate disclosure is likely to prejudice the legitimate interests of the issuer or emission allowance market participant, (ii) delay of disclosure is not likely to mislead the public, and (iii) the issuer or emission allowance market participant is able to ensure the confidentiality of that information.

INSIDERS LISTS

Pursuant to Article 18 of the MAR, CNH Industrial as well as persons acting on its behalf or for its account, shall draw up in accordance with a precise electronic format and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information. CNH Industrial shall transmit the Insider list to the relevant competent authority, upon its request.

PUBLIC TENDER OFFERS AND PRIVATE BIDS

Any offer launched for CNH Industrial’s common shares (and /or for financial instruments linked to such common shares) and bonds with respect to both voluntary and mandatory public tender offers shall be managed in compliance with applicable laws and regulations, relevant provisions and with any requirement imposed by/or subject to national relevant authority’s supervision, in particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer.

If and when occurring, CNH Industrial will respond appropriately to any potential future private bid considering the circumstances of such matter at the relevant time.

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DISCLOSURES PURSUANT TO DECREE IMPLEMENTING ARTICLE 10 EU-DIRECTIVE ON TAKEOVERS

In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.

For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 24 “Equity” to the Consolidated Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report. As at 31 December 2017, the issued share capital of the Company consisted of 1,364,400,196 common shares, representing 77% of the aggregate issued share capital and 396,474,276 special voting shares, representing 23% of the aggregate issued share capital.

b.

The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 12 for transfer restrictions for special voting shares. The Company is not aware of any depository receipts having been issued for shares in its capital.

c.

For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of shareholders who are known to the Company to have holdings of 3% or more.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	Current equity incentive plans adopted by the Company are administered by the Compensation Committee.

f.

No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association do not allow the Company to cooperate with the issue of depository receipts for shares.

g.	The Company is not aware of the existence of any agreements with shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.

h.

The rules governing the appointment and dismissal of members of the board of directors of the Company are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of shareholders has the power to dismiss any member of the Board of Directors at any time.

The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of shareholders which can only be passed pursuant to a prior proposal of the Board of Directors of the Company.

i.

The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years from September 28, 2013 the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association. For a period of five years from September 29, 2013 the Board of Directors has been authorized by the shareholders to execute any issuance of common shares of the Company, which authorization is limited to the issuance of up to a maximum of 15% of the total number of common shares issued in the capital of the Company following the CNH Global merger effective date plus not more than an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions. Furthermore and without application of the 15% limitation, the Board of Directors shall be authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to the equity incentive plans sponsored by the predecessors CNH Global and Fiat Industrial (together with certain amendments due to their mutual alignment) and any future approved equity incentive or compensation plans. The Board of Directors has been authorized by resolution of the general meeting of shareholders on 9 September 2013 to resolve upon limitation or exclusion of pre-emptive rights in respect of any issuance of common shares. The Board of Directors is authorized to acquire shares in the capital of the Company for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 5 of the Articles of Association of the Company.

j.

The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as

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it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.

SUSTAINABILITY PRACTICES

CNH Industrial is committed to operating in an environmentally and socially-responsible manner, creating long-term value for all its stakeholders. For this purpose, the Company has a robust Governance model, to manage all its operations in an ethical and transparent way. Sustainability in CNH Industrial is a way of doing business and it involves every area, function and employee within the organization.

The materiality analysis, which defines social and environmental priorities, a set of approximately 200 KPIs, that monitor the sustainability performance, the Sustainability Plan, which tracks commitments and the annual Sustainability Report are the main tools of the sustainability management system.

For further details see the previous section on “Our Commitment to Sustainable Development”.

COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE

While CNH Industrial endorses the principles and best practice provisions of the DCGC, its current corporate governance structure deviates from the following best practice provisions, only with respect to minor aspects as follow:

∎

CNH Industrial deviates from the terms of best practice provision 3.2.3, which requires that remuneration of executive directors in the event of dismissal should not exceed one year’s salary (the “fixed” remuneration component), as the severance agreement with the Chief Executive Officer provides that in the event of dismissal, the Chief Executive Officer is to be paid 18 months’ severance plus annual bonus at targeted amount. In addition, the severance agreement with the Chairman provides that in the event of dismissal, the Chairman is to be paid two times the prior year fixed plus variable compensation. The agreements containing the foregoing severance terms and conditions were negotiated and entered into by predecessors of CNH Industrial, and assumed by CNH Industrial as part of the Merger.

∎

Under best practice provision 5.1.3, the chairman of the management board should be an independent director. CNH Industrial has adopted a one-tier governance structure with two executive directors and, in accordance with section 14(2) of the Articles of Association, the Board has granted to them, respectively, the title of ‘Chairman’ and ‘Chief Executive Officer’. The Board has entrusted to an independent director the duties attributed by the DCGC to the chairman of the management board in one-tier companies (or to the chairman of the supervisory board in two-tier companies). The Board has granted to such independent director the title of ‘Senior Non-Executive Director’ (so as to distinguish such director from the Chairman of the Company, who is an executive director). As a consequence, despite the difference in corporate titles, the Company believes it complies with best practice provision 5.1.3, as the current Senior Non-Executive Director satisfies the requirements described in best practice provision 5.1.3 of the DCGC.

∎

CNH Industrial deviates from best practice provision 2.3.4 in that the Senior Non-Executive Director (who is independent) is the chairman of the Compensation Committee, whereas the DCGC provides that the persons who chairs the board meeting should not assume the role of chairman of the remuneration committee. The Company believes that such duplication of role enhances the effectiveness of the Senior Non-Executive Director and is consistent with the intent of best practice provision 2.3.4.

∎

The Board has not appointed a vice-chairman in the sense of best practice provision 2.3.7 of the DCGC. Since the Company adopted a one-tier governance structure with a single management board comprised of Executive Directors and Non-Executive Directors, the Board has granted the title of ‘Chairman’ to one Executive Directors and designated as ‘Senior Non-Executive Director’ one of the non-executive directors. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees. Furthermore the Board Regulations provide that in absence of the Senior Non-Executive Director any other non-executive director chosen by a majority of the directors present at a meeting shall preside at meetings of the Board of Directors. The Company considers the above sufficient to ensure that the role and function assigned by the DCGC to the vice-chairman is properly discharged.

∎

Pursuant to best practice provision 4.1.8 of the DCGC, every executive and non-executive director nominated for appointment should attend the annual general meeting at which votes will be cast on his/her nomination. Since, pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first annual general meeting of Company shareholders is held in the following calendar year, all members of the Board of Directors are nominated for (re)appointment each year. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the Company’s general meeting of shareholders is well informed in respect of the nominees for (re)appointment

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and in practice only the executive directors will therefore be present at the annual general meeting.

∎

The Company does not have a retirement schedule as referred to in paragraph 2.2.4 of the DCGC. Pursuant to the Articles of Association, the term of office of directors is approximately one year, such period expiring on the day the first annual general meeting of Company shareholders is held in the following calendar year. This approach is in line with the general practice for companies listed in the U.S. As the Company is listed on the NYSE, it also relies on certain U.S. governance requirements and practices, one of which is the reappointment of directors at each annual general meeting of Company shareholders.

∎

Pursuant to best practice provision 3.2.2 of the DCGC, the remuneration committee should take note of individual management board member’s views with regard to the amount and structure of their own remuneration. This new best practice was not implemented in 2017. The Company intends to implement the best practice in 2018.

∎

Pursuant to best practice provision 3.4.1 of the DCGC, the remuneration report should describe the pay ratios within the company and its affiliated enterprises and, if applicable, any changes in these ratios in comparison with the previous financial year. The Company has calculated various scenario analyses but is not disclosing until further guidance on what and how to disclose is provided by DCGC.

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Statement by the Board of Directors

Based on the assessment performed, the Board of Directors believes that, as of December 31, 2017, the Group’s and the Company’s Internal Control over Financial Reporting is considered effective and that (i) the Report on Operations provides sufficient insights into any material weakness in the effectiveness of the internal risk management and control systems, (ii) the internal risk management and control systems are designed to provide reasonable assurance that the financial reporting does not contain any material inaccuracies, (iii) based on the current state of affairs, it is justified that the Group’s and the Company’s financial reporting is prepared on a going concern basis, and (iv) the Report on Operations states those material risks and uncertainties that are, in the Board of Director’s judgment, relevant to the expectation of CNH Industrial’s continuity for the period of twelve months after the preparation of the Report on Operations.

March 2, 2018

Sergio Marchionne

Chairman

Richard J. Tobin

Chief Executive Officer

Responsibilities in respect of the Annual Report

The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Company Financial Statements and Report on Operations, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (“EU-IFRS”).

In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of CNH Industrial N.V. and its subsidiaries and that the Report on Operations provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of CNH Industrial N.V. and its subsidiaries, together with a description of the principal risks and uncertainties that CNH Industrial N.V. and the Group face.

March 2, 2018

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

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REMUNERATION REPORT

The quality of our leadership and their commitment to the Company are fundamental to our success. Our compensation philosophy supports our business strategy and growth objectives in a diverse and evolving global market. Our Remuneration Policy is designed to competitively reward the achievement of long-term sustainable performance goals and to attract, motivate and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Given the changing international standards regarding appropriate remuneration, a variety of factors have been taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its shareholders. In addition, in formulating the Remuneration Policy, the Board took into consideration the aspects set forth in best practice 3.1.2 of the DCGC.

REMUNERATION POLICY AVAILABLE ON OUR WEBSITE

The Compensation Committee of the Board of Directors (“Compensation Committee”) provides to the Non-Executive Directors of the Board its recommendation for total compensation of the Executive Directors. It does so in accordance with the Company’s Remuneration Policy. The Non-Executive Directors approve all Executive Directors’ compensation terms and conditions based on the Remuneration Policy as aligned with Dutch law and the Dutch Corporate Governance Code.

At the 2014 Annual General Meeting of Shareholders (“AGM”), our shareholders approved the Company’s Remuneration Policy. At the 2017 AGM, our shareholders approved an amendment to the Remuneration Policy pursuant to which all fees payable to Non-Executive Directors will be paid in cash. A copy of the amended Remuneration Policy is available on the Company’s website, www.cnhindustrial.com.

The Compensation Committee reviews the Remuneration Policy and its implementation annually. The Committee found no need to recommend adjustments to the Remuneration Policy at the 2018 Annual General Meeting of shareholders.

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FINANCIAL YEAR 2017 – SELECT BUSINESS HIGHLIGHTS

The basic foundation of CNH Industrial’s Remuneration Policy is payment for performance. The following table highlights key 2017 achievements.

FINANCIAL HIGHLIGHTS*		STRATEGIC DEVELOPMENTS AND INITIATIVES

∎	Standard & Poor’s Global Ratings raised the credit ratings of both CNH Industrial N.V. and CNH Industrial Capital LLC to “investment grade”, with stable outlook	∎	New Holland Agriculture unveiled a methane powered concept tractor, investing in sustainable farming for the future

∎	Fitch Ratings initiated coverage of CNH Industrial at “BBB-” (investment grade)	∎

Case IH launched the Steiger and Quadtrac series tractors with the latest innovation, the new CVX Drive transmission. This new feature raises the standard for power, performance and productivity on a global level

∎	Generated $669 million in adjusted net income(1), an increase of 39% vs 2016

∎	Company revenue up 10% year-over-year, with improved operating margins of 5.8% (versus 5.5% in 2016), demonstrating that our results are not solely driven by the increase in product shipments but also benefitting from better product quality as a result of our continuous improvement efforts in product development and World Class Manufacturing	∎	CASE launched a new excavator for North American and European markets, CX145D SR and the CASE CX7500 excavator won awards for the best total cost of ownership

∎	Generated net industrial cash flow of $1,289 million, a 23% increase year-over-year

∎	Powertrain’s strong performance in 2017 reflects the profitability of a well-balanced portfolio of engine applications:	∎	IVECO launched the Daily Blue Power range, winning the International Van of the Year 2018. The “green” transport design permits unlimited access even in town centers.

∎	Net sales increased 18% in the full year 2017 compared to 2016 due to higher volumes. Sales to external customers accounted for 48% of total net sales.	∎	IVECO BUS Crossway LE won the 2017 International Bus and Coach competition

∎	Full year 2017 operating profit was $362 million, a $130 million increase compared to 2016, with an operating margin of 8.3%, up 2.0 p.p. compared to 2016	∎	IVECO Tourys won the 2017 International Minibus of the year

∎	Ranked second in Total Shareholder Return (TSR) relative to seven key industry peers across all of our industries	∎	FPT Industrial presented the new cursor 13NG, the most powerful on-road natural gas engine of all time

∎	Lower interest expenses due to high coupon debt roll-off / early repayment	∎	Confirmed Industry Leader for the seventh consecutive year by the Dow Jones Sustainability Indices

∎	Achieved positive results while continuing to invest in Research and Development to continue to develop our product pipeline for demand changes in our markets. R&D spending increased 11% year-over-year.	∎	Important milestone earned in quality and process improvement with first gold medal World Class Manufacturing (WCM) achievement for the Company at our Madrid Spain plant. Additionally, 15 silver and 23 bronze medaling plants by the end of 2017.

*	All financial figures are based on financial statements prepared in accordance with US GAAP.
(1)	Adjusted Net Income is defined as Net Income less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of ongoing operational activities.

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Continued effective management of our businesses through challenging market cycles has positioned the Company to take full advantage of solid demand for our products and services. Both our LATAM and APAC regions saw substantial gains in 2017, driven mainly by Agricultural Equipment and Powertrain.

Notable accomplishments in 2017 include:

∎	Exceeding profitability and cash flow expectations. FPT Industrial was the standout among our segments for the year, achieving a record profit since the creation of CNH Industrial;

∎

Gaining investment grade credit ratings. The positive effects have already begun in 2017 as debt is being swapped out with lower available borrowing rates, a direct benefit of improved credit ratings that will continue with even more impact in 2018 and beyond;

∎	Achieving the second highest relative Total Shareholder Return (TSR) versus seven key industry peers across all of our industries;

∎

Establishing a culture of sustainability in all that we do and evidenced by the constant launch of innovative green solutions, such as the IVECO Daily Blue Power van and the New Holland Agriculture methane-powered concept tractor and highly powerful FPT Industrial engines with lower emissions and fuel consumption; and

∎	Madrid plant achieved the Company’s first ever World Class Manufacturing (WCM) gold medal, accelerating similar pursuits of excellence throughout the Company.

REMUNERATION PRINCIPLES

Our compensation approach is designed to provide a reward structure that allows CNH Industrial to attract and retain the most highly qualified executive talent and to motivate our executives to substantially contribute to business and financial goals that create value for shareholders and other stakeholders. CNH Industrial’s compensation philosophy, as set forth in the Remuneration Policy, aims to provide compensation to its Executive Directors, consistent with our core business and leadership values, as outlined below.

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COMPENSATION PEER GROUP

In 2017, the Compensation Committee reviewed potential compensation peer companies, operating in similar industries and geographies with whom we are most likely to compete for talent at the executive level. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers public listing, industry practices, geographic reach and revenue proximity. Market capitalization was considered a secondary characteristic. Our Company has few direct business competitors, which makes it difficult to create a compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial being a European headquartered company, evaluation against peer companies incorporated in only the European geographic region was believed to be artificial and inappropriate, in particular in light of being listed in both the New York and Milan stock exchanges. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairman includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies with revenues greater than $10 billion as shown in the table below. A blend of both U.S. and non–U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives.

The compensation peer group has changed from 2016, to exclude Komatsu, Ltd and Mitsubishi Heavy Industries, Ltd and to include AGCO Corporation. The removed companies were believed to have non-comparable compensation structures versus the other peers and have limited compensation disclosures available for meaningful and relevant peer group benchmarking. The attraction and retention of Executive Directors for CNH Industrial is not compromised with the exclusion of these firms. The addition of AGCO Corporation, although a firm with revenues under $10 billion, provides an additional industry peer in a relevant U.S. talent market.

Our compensation peer group is utilized to evaluate market-oriented targeted pay levels. The pay elements are designed to align actual pay levels with Company performance.

2017 Compensation Peer Group

U.S. Companies	Non-U.S. Companies

AGCO Corporation	AB Volvo

Caterpillar Inc.	Continental AG

Cummins Inc.	Man SE

Deere & Company

Honeywell International Inc.

Johnson Controls International

Magna International Inc.

Navistar International Corporation

PACCAR Inc.

United Technologies Corporation

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OVERVIEW OF REMUNERATION ELEMENTS

The Executive Directors’ remuneration consists of the following primary elements:

Remuneration Element	Description	Strategic Role

Base Salary	∎ Fixed cash compensation	∎ Attracts and rewards high performing executives via market competitive pay
Short-Term Variable

∎    Based on achievement of annually predetermined performance objectives

∎   Comprised of two equally weighted financial metrics: adjusted net income and net industrial cash flow

∎    Target payout is 100% and maximum payout is 200% of base salary for both CEO and Chairman

∎    Drives company-wide and individual performance

∎   Rewards annual performance

∎    Motivates executives to achieve performance objectives that are critical to our annual operating and strategic plans

∎    Aligns executives’ and shareholder interests

Long-Term Variable	∎ Equity awards for creation of shareholder value ∎ 100% linked to Relative TSR versus 6 industry specific peer companies ∎ Aligned with 2017-2019 business plan performance

∎    Encourage executives to achieve long-term strategic and financial objectives

∎   Motivates executives to deliver sustained long-term growth

∎    Aligns executives’ and shareholder interests through long-term value creation

∎   Enhance retention of key talent

Pension and Retirement Savings

∎    CEO: Company sponsored retirement savings programs, available to all salaried employees

∎   Chairman: Company pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (for which the Chairman serves as CEO) for a retirement savings benefit equivalent to five times the fixed annual compensation at the time of retirement

∎ Provides for employee security and productivity
Other Benefits

∎    CEO: typical benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits

∎    CEO and Chairman: legacy severance protection

∎   CEO and Chairman: tax equalization

∎ Customary fringe benefits consistent with offerings of compensation peer group

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2017 TARGET DIRECT COMPENSATION MIX

The Compensation Committee believes that the Company’s Total Direct Compensation Mix aligns the interests of our Executive Directors with those of our shareholders. It is designed to reward our executives based on achievement of sustained financial and operating performance as well as demonstrated leadership. We support a shared, one-company mindset of performance and accountability to deliver on business objectives.

For 2017, no changes were made to any of the elements of compensation set forth above for either of the Executive Directors.

The total annual target compensation of the Executive Directors emphasizes pay for performance and long-term value creation. This is illustrated in the weighting of the Target Pay Mix below:

Executive Directors 2017 Realized Compensation

The narrative and chart below is intended to provide additional context for understanding the realized, or actual compensation received, in 2017 for the three primary components of pay. This narrative is intended to complement and not serve as a substitute for the amounts reported in the compensation tables and to provide a helpful comparison to the targeted pay mix illustrated in the charts above.

In 2017, the CEO’s realized compensation included $1.3 million in base compensation and $2.3 million in annual cash performance incentive paid in 2017 and $1.1 million in equity compensation from the exercise of legacy stock options during the year, totaling $4.7 million. The Chairman’s realized compensation included $1.6 million in base compensation, no annual cash performance incentive paid in 2017 and $6.0 million in equity compensation that vested during the year, totaling $7.6 million.

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Under the 2014-2018 Company Performance LTI Plan, the CEO realized zero compensation in performance years 2014, 2015, 2016, or 2017. The LTI included in the CEO’s realized income in 2017 is attributable to the exercise of 483,468 legacy stock options, which he held until they were near expiration. Option price was $8.78.

The Chairman did not receive any annual cash incentive payments in 2014, 2015, 2016, or 2017.

Internal Pay Ratios

The Compensation Committee considered internal pay ratios within the Company and its affiliated enterprise, as provided for by the updated Dutch Corporate Governance Code. Multiple scenario analyses were developed comparing the pay of Executive Directors to the median CNH Industrial employee’s pay. Scenarios included Executive Director pay ratio reviews considering the following:

∎	Base salary earned for 2017;

∎	Cash bonus and any other cash incentives paid for performance year ending in 2017;

∎	Non-monetary compensation and contributions into retirement programs during the year (as reported in the Summary Compensation Table); and

∎	Share based compensation expense incurred during the year for the Executive Directors’ stock-based awards (in line with Dutch required disclosures in the Summary Compensation Table).

And alternatively for equity awards:

∎	Grant date fair value (per accounting valuation) for any stock-based award granted in 2017, (the method defined under US proxy-reporting rules for 2017).

Based on initial survey data provided by an external consultant, the range of ratios utilizing the above components were determined to be consistent with the median among large US companies (over 50,000 employees).

Although the Company is not disclosing pay ratios for 2017 compensation because Dutch Code does not describe the methodology to determine and disclose of such ratios, it will continue to monitor the internal equity of the Executive Directors compensation per the new and still evolving guidance under the Dutch Corporate Governance Code.

Base Salary

The Company does not guarantee annual base salary increases for the Executive Directors. In 2017, the base salary of the Executive Directors did not increase relative to 2016. Being the only fixed component of our Executive Directors’ total cash compensation, base salary takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market, and peer group pay comparisons as described above. The Company believes that paying our Executive Directors at or above these benchmarks is appropriate to retain them throughout the business cycle.

The base salary for both the CEO and the Chairman were approved in September 2013, with the formation of CNH Industrial N.V. No salary increases have since been implemented.

Variable Components

Our Executive Directors are eligible to receive variable compensation subject to the achievement of pre-established, challenging financial and other designated performance objectives and are approved by the Company’s Non-Executive Directors. The variable components of our Executive Directors’ remuneration, both the short and the long-term incentives, demonstrate our commitment to shareholders by using metrics that align with our business strategy of delivering exceptional operating performance and shareholder returns. The Non-Executive Directors believe that placing significantly more weight on the long-term component is appropriate to align the Executive Directors efforts on the Company’s long-term success.

As specified by Dutch Corporate Governance Code, scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analysis was carried out for the 2017 financial year, and the Company found a strong link between remuneration and performance and concludes that the chosen performance criteria supports the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components of total remuneration.

OUR “ACHIEVE AND EARN” PHILOSOPHY REWARDS

PERFORMANCE AND LEADERSHIP

The bonus elements and calculations for the Chairman and CEO follow the same “Achieve and Earn” philosophy as the company-wide Performance and Leadership Bonus Plan for all eligible employees.

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Short-Term Incentives

The primary objective of short-term variable incentives is to focus on the business priorities for the current or following year. Our Executive Directors’ short-term variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the Non-Executive Directors each year.

Our Methodology for Determining Annual Bonus Awards

*

The individual performance and leadership assessment is applicable to the CEO but not the Chairman. The Chairman evaluates the CEO’s performance and leadership each year using a nine box matrix that correlates to the overall individual performance evaluation. This score aligns individual contribution with our long-held pay for performance philosophy and therefore can increase or decrease the bonus earned in a given performance year. The minimum factor is 10%; the maximum is 125%.

When determining the Executive Directors’ annual performance bonus, the Compensation Committee and the Non-Executive Directors:

∎	approve the Executive Directors’ objectives and maximum allowable bonus;

∎	select the choice and weighting of objectives;

∎	set the stretch objectives;

∎	review the performance delivered to determine the appropriate overall measurement of achievement of the objectives;

∎	review the individual performance and leadership evaluation score of the CEO assessed by the Chairman; and

∎	approve the final bonus determination.

For 2017, the Compensation Committee approved the same bonus plan design utilized in 2016. Two metrics, adjusted net income and net industrial cash flow, were equally weighted and the goals were set with challenging hurdles. Each objective pays out independently. There is no minimum bonus payout; if none of the threshold objectives are satisfied, there is no bonus payment.

The target incentive for the annual bonus program is 100% of base salary for both the CEO and the Chairman, linked to approved targets each year which are consistent with our public guidance to investors. To earn any incentive, the threshold performance must be at least 90% of the specific target established. To earn the maximum payout of 200% of target, actual results must be achieved at 150% of the target performance, or greater, for both performance metrics. For the 2017 annual bonus program, threshold, target, and maximum percentage opportunities for our CEO and Chairman did not change compared with 2016.

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CEO Annual Bonus

The bonus earned by the CEO for performance year 2017 was $2.5 million, as determined by the achievement of pre-determined objectives and corresponding company performance factors illustrated in the table below.

2017 Annual Bonus Program

2017 Performance Metric	Weight	Threshold ($ million)	Target ($ million)	Maximum ($ million)	Company Performance – Actual ($ million)	Company Performance Factor	Individual Performance & Leadership Multiplier

Adjusted Net Income	50%	518	575	863	669(1)	132.7%
Net Industrial Cash Flow(2)	50%	270	300	450	1,289	200.0%
Overall Company Performance Factor:						166.3%
CEO’s Individual Performance and Leadership Assessment(3):							115%

(1)	2017 Adjusted Net Income as disclosed in the Company’s 2017 full year earnings release.
(2)	Net cash flow is a non-GAAP measure and is defined as net income plus depreciation and amortization, plus changes in working capital and other provisions, less capital expenditures.
(3)

The individual performance and leadership assessment is a set factor vs. target bonus % for each of the nine possible combinations of individual performance (low, medium and high) and leadership (low, medium and high) under the Company’s defined performance management process. The factor of 1.15 is a set multiplier associated with the 2017 rating of high performance and medium leadership, as evaluated by the Chairman.

Chairman Annual Bonus

In consultation with the Chairman and the Compensation Committee, the Non-Executive Directors approved that no annual performance bonus would be paid to the Chairman for the 2017 financial year.

Discussion of 2017 Results

For the 2017 financial year, the bonus plan achievement for adjusted net income was $669 million and net industrial cash flow was $1,289 million. The adjusted net income result exceeded target. Net industrial cash flow achievement exceeded 150% of the set target, the upper limit for bonus determination.

Both financial objectives, when set, were deemed challenging and in line with external guidance to shareholders. Adjusted net income performance exceeded a target that exceeded 2016 results, illustrating the commitment of the Company and the Committee to rigorously review and consistently calibrate performance measures.

Long-Term Incentives

Long-term incentive compensation is a critical component of our Executive Directors’ compensation structure. This compensation component is designed to:

∎	align the interests of our Executive Directors and other key contributors with the interests of our shareholders;

∎	motivate the attainment of Company performance goals and reward sustained shareholder value creation; and

∎	serve as an important attraction and long-term retention tool that management and the Compensation Committee use to strengthen loyalty to the Company.

Cyclical, Long-Term Nature of Our Business. Market demand for agricultural equipment, as well as for construction equipment, trucks, commercial vehicles, buses and specialty vehicles, is cyclical, and product life cycles are long, and thus so is the nature of CNH Industrial’s business. As long-term incentive compensation is one of the key mechanisms to motivate and reward managers, the Company seeks for this component to take into account the long-term, cyclical nature of the business.

2014-2018 Long Term Incentive Program

In 2014, in an effort to align the Company’s long-term incentive compensation with its long-term performance goals and shareholder interests, CNH Industrial implemented a long-term incentive program (“2014 LTIP”), consistent with the Company’s strategic planning horizon. The Company’s 2014 LTIP was comprised of a performance-based component, Performance Share Units (PSUs), covering a five-year performance period, 2014-2018. The 2014 LTIP also contained a time-based component, Restricted Share Units (RSUs). The Company made one-time grants of PSUs and RSUs.

The grant to the Chief Executive Officer, under the 2014 LTIP, covered 2,955,000 PSUs and 0 RSUs. The Chairman did not receive PSUs, and his RSU grant had a longer five year vesting period than other participants. In determining the level and nature of the awards to the Chief Executive Officer and the Chairman, the Compensation Committee benchmarked against peers whose profile, operations, and business markets share similarities with the Company.

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Market Downturn. Since the advent of the 2014 LTIP, there have been severe conditions in the global agriculture market. The agricultural industry is the key driver of demand for agricultural equipment, CNH Industrial’s largest business segment. As a result of the severe conditions in the agriculture market, there has been a prolonged, extremely challenging downturn in the market for agricultural equipment.

In response to this situation, the Company quickly realigned its operating structure to adapt to the circumstances, and has been able to remain profitable despite falling industry volumes. However, because of the effects of the downturn on the Company’s cumulative net income and relative TSR metrics, it became extremely unlikely that the 2014 LTIP’s PSU component would produce a payout. In light of these market conditions making it nearly impossible that the Company would achieve sufficient performance under either of the PSU performance metrics to earn a payout and serve the plan’s purpose, the Company terminated the 2014 LTIP with no payout.

2017-2019 Long Term Incentive Awards

In conjunction with terminating the 2014 LTIP, in order to restore the aim to attract, motivate and retain Executive Directors for the long-term, as well as to reward Executive Directors based on our future performance as reflected by the market price of CNH Industrial’s shares, and to foster a long-term link between Executive Directors’ interests and the interests of the Company and its shareholders, the Compensation Committee established a new 2017-2019 long-term incentive program (“2017 LTIP”). Under the 2017 LTIP, the Company made one-time grants of PSUs and RSUs. Under the 2017 LTIP, there is only a single primary metric, TSR relative to a group of peer companies. In this way, Executive Directors only receive a payout if shareholders also benefit, and the interests of Executive Directors and shareholders are aligned.

For the 2017 LTIP, the Compensation Committee made grants using the following vehicles:

Type of Long Term Incentive Vehicle	Proportion of Executive Director Long Term Incentive Grant	Vesting Cycle	Performance Metrics (Weighting)	Rationale for Use of Performance Metric
Performance Share Units (PSUs)	75%	Three year cliff vesting	1) 2017-2019 Relative TSR vs. 6 closest peers (100%)

Total shareholder return compared to the total shareholder returns of companies included in the peer group for the performance period; Indicator of creation of shareholder value relative to closest peer companies

			2) Investment Grade Credit Rating (30% reduction if not maintained)	Reflects overall financial health, leverage and earning power
Restricted Share Units (RSUs)	25%	Annually over three years	N/A	To encourage ownership and retention while immediately aligning Executive Directors’ interests with those of our shareholders

The PSU performance measure was selected because (i) Relative TSR is an important measure for shareholders, (ii) it gives recipients a clear line of sight into how executing on operating measures drives the achievement of performance and earning awards. Maintaining investment grade credit rating incorporates a measure of the Company’s overall financial health and ability to incur debt, an important factor in capital-intensive businesses such as manufacturing equipment. If this condition is not maintained, any amount earned from the TSR metric is reduced by 30%.

The Compensation Committee utilizes RSUs to encourage ownership and retention while aligning Executive Directors’ interests with those of our shareholders over the longer term. Vesting is subject to continued employment with the Company.

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The Committee’s 2017 grant to the Chief Executive Officer consisted of 75% performance-based PSUs (1,650,000) and 25% time-based RSUs (550,000), a 25% reduction in the total number of shares covered versus the grant under the 2014 LTIP, but still 75% performance-based.

Upon accepting the awards granted under the new LTI program, the CEO irrevocably waives and releases any rights arising in respect of the 2,955,000 performance share units awarded under the prior LTIP.

With respect to the Chairman’s Retention Award granted in 2014, no change has been made. The fourth of five installments, consisting of 450,000 shares, vested on December 31, 2017. The Chairman does not participate in any part of the new 2017-2019 LTIP.

Earned PSU Calculation Methodology

The following table provides information on a composite group of peer companies. The peer group companies are similar in terms of industry, market capitalization and revenues.

Peer Company
AB Volvo
AGCO Corporation
Caterpillar Inc.
Cummins Inc.
Deere & Company
PACCAR Inc.

This peer group is used to evaluate Relative TSR of the Company over the applicable three year performance period and to determine the corresponding amount of PSUs earned. The payout opportunity is based on the Company’s ranking against the companies in the peer group as shown in the table below, and requires the Company to rank 2nd out of the seven companies to achieve the target payout, a high standard.

Equity Award Thresholds
Total Shareholder Return Ranking as Compared to Companies in the Peer Group	Payout Percentage of Target Equity Incentive Award
1st	130%
2nd	100%
3rd	80%
4th	50%
5th	25%
6th-7th	0%

Once the ranking of the Company’s TSR has been determined, the payout percentage is subject to the Company’s investment grade credit rating being maintained. An investment grade credit rating is defined as a credit rating of BBB- or higher by Standard & Poor’s or Baa3 or higher by Moody’s. If the Company’s investment grade credit rating is not maintained as of the end of the performance period, then there will be a 30% reduction in the number of PSUs earned.

As an indication of progress to date, for 2017, the first year of the three year 2017-2019 performance period, the Company ranked 2nd on TSR; however, only the cumulative three year result will determine the number of PSUs earned.

The Compensation Committee will approve the final TSR ranking and corresponding payout percentage, and will determine whether the credit rating modifier requires any reduction in the number of PSUs earned, and submits such results to the Board for its review and approval.

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Pension and Retirement Savings

The CEO participates in the same Company sponsored retirement savings programs available to all salaried employees of CNH Industrial America LLC. Currently, there are no additional executive retirement benefit plans available to our CEO. For the Chairman, CNH Industrial N.V. pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (as the Chairman is the Chief Executive Officer of Fiat Chrysler Automobiles N.V.) for a fully vested retirement savings benefit equivalent to five times his fixed annual compensation at the time of retirement.

Other Benefits

We offer customary perquisites to our CEO and Chairman. The CEO is entitled to usual and customary fringe benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits. Furthermore, in the event of an involuntary termination of employment other than for cause, both the CEO and Chairman are entitled to legacy contractual severance arrangements, which were granted at the time of their hiring from outside firms. The severance payment for the CEO is equal to eighteen months of base salary plus the annual bonus at target. For the Chairman, the severance payment is two times the prior year fixed plus variable compensation. The Compensation Committee may grant other benefits to the Executive Directors in particular circumstances such as tax equalization.

Tax Equalization

The Executive Directors, as a function of their global role in the Company, may be subject to tax on their employment income in multiple countries. As both the Chairman and CEO are subject to tax on their worldwide income in their respective home country, the Company engaged KPMG LLP to study the prevalent practice for handling incremental tax costs incurred by globally mobile executives. Based on that analysis, in 2015 the Non-Executive Directors decided to tax-equalize all of the employment earnings of the Executive Directors, including equity income, to their respective home country’s effective income tax and, if applicable, social contribution rates. The benefits are included in the Non-Monetary Compensation (Fringe Benefits) column in the remuneration table.

Stock Ownership

Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. While we do not currently maintain a formal required stock ownership policy, as of the end of the 2017 financial year, our CEO’s stock holdings, when viewed as a multiple of his 2017 base salary, is in line with prevalent market practice. As of December 31, 2017, the CEO held a multiple of 5.3 of his base salary, using the closing year-end stock price of $13.40.

Recoupment of Incentive Compensation (Claw back Policy)

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Recoupment Policy in the Company’s Equity Incentive Plan (the “EIP”), which defines the terms and conditions for any subsequent long-term incentive program, and the Performance and Leadership Bonus plan (the “PLB plan”), which defines the short-term incentive program, as well as in any executive employment agreements, authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.

Insider Trading Policy

The Company maintains an insider trading policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The policy also restricts trading to defined periods that follow the Company’s quarterly earnings releases.

Prohibition on Short Sales (Anti-Hedging)

To ensure alignment with shareholders interest and to further strengthen our compensation risk management policies and practices, the Company’s Insider Trading Policy prohibits all individuals to whom our Insider Trading Policy applies from engaging in a short sale of the Company’s or its subsidiaries’ securities and derivatives thereof such as options, puts, calls or warrants or any other financial instrument by which the above securities can be acquired or subscribed under any circumstance.

REMUNERATION FOR NON-EXECUTIVE DIRECTORS

The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which was approved by the Company’s shareholders and is periodically reviewed by the Compensation Committee.

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The current remuneration for the Non-Executive Directors, which did not change from 2016, is shown in the table below.

Non-Executive Director Compensation	Total

Annual Cash Retainer	$125,000

Additional retainer for Audit Committee member	$25,000

Additional retainer for Audit Committee Chairman	$35,000

Additional retainer for member of other Board committees	$20,000

Additional retainer for Chairman of other Board committees	$25,000

At the Annual General Meeting of Shareholders on April 14, 2017, the Company’s shareholders approved a proposed amendment to the CNH Industrial N.V. Directors’ Compensation Plan. Pursuant to the amendment, implemented shortly after the annual general shareholders meeting, Non-Executive Directors would only be paid in cash, and would no longer have the option to elect to receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) in the form of common shares or options to purchase common shares. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans.

Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.

IMPLEMENTATION OF REMUNERATION POLICY IN 2017

The following table summarizes remuneration paid or awarded to Directors for the year ended December 31, 2017.

($ actual)	Office Held	In Office From/To	Salary/ Annual Fee (cash)	Compensation/ Annual Fee (Equity)(1)	Bonus and Other Incentives (Non-Equity) (2)	Non-Monetary Compensation (Fringe Benefits) (3)	Pension & Similar Benefits (4)	Total Remuneration

MARCHIONNE Sergio	CHAIRMAN	01/01/2017 - 12/31/2017	1,575,107	2,234,687	-	322,200	1,019,575	5,151,569
TOBIN Richard	CEO	01/01/2017 - 12/31/2017	1,309,963	2,948,151	2,486,000	62,827	259,076	7,066,017
TAMMENOMS BAKKER Jacqueline	DIRECTOR	01/01/2017 - 12/31/2017	145,000	-	-	-	18,504	163,504
GEROWIN Mina	DIRECTOR	01/01/2017 - 12/31/2017	145,000	-	-	-	18,504	163,504
HEYWOOD Suzanne(5)	DIRECTOR	01/01/2017 - 12/31/2017	170,000	-	-	-	-	170,000
HOULE Léo W.	SENIOR NON-EXECUTIVE DIRECTOR	01/01/2017 - 12/31/2017	170,000	-	-	-	1,979	171,979
KALANTZIS Peter	DIRECTOR	01/01/2017 - 12/31/2017	170,000	-	-	-	-	170,000
LANAWAY John	DIRECTOR	01/01/2017 - 12/31/2017	127,500	22,500	-	-	-	150,000
SCHEIBER Silke	DIRECTOR	01/01/2017 - 12/31/2017	150,000	-	-	-	19,194	169,194
TABELLINI Guido	DIRECTOR	01/01/2017 - 12/31/2017	145,000	-	-	-	-	145,000
THEURILLAT Jacques	DIRECTOR	01/01/2017 - 12/31/2017	160,000	-	-	-	20,574	180,574

TOTAL			4,267,570	5,205,338	2,486,000	385,027	1,357,406	13,701,341

(1)

For the CEO, new equity awards were granted concurrent with cancelation of prior PSUs, effective December 12, 2017. As shown in the table above, for the year ended December 31, 2017, the Company recognized a net share-based compensation expense of $2.9 million for the CEO and $2.2 million for the Chairman. During 2017, the CEO exercised 483,468 stock options realizing a gain of $1.1 million. The Chairman had 450,000 RSUs vest on December 31, 2017 with a fair market value of $6.0 million.

(2)

For the CEO, the amount reflects the bonus earned for the performance year 2017 which will be paid in 2018. The bonus paid in 2017 for the 2016 performance year was $2,311,000. The Chairman received no bonus for the performance years 2017 and 2016.

(3)

For the Chairman, the amount reflects tax equalization benefits related to earnings during the 2017 performance year. For the CEO, the amount includes the use of a company-provided car for personal purposes in the amount of $17,161, taxable group life insurance of $7,038, and tax equalization benefits in the amount of $38,628.

(4)	The amounts reflect pension, retirement and similar benefits set aside or accrued for Directors by CNH Industrial for the year ended December 31, 2017.
(5)	Ms. Heywood’s fees are paid to EXOR N.V., in accordance with EXOR’s policy regarding Director compensation for EXOR employees.

Effective September 20, 2013, 200,000 common shares were reserved for issuance under the CNH Industrial Directors’ Compensation Plan, as approved by shareholders. Upon the shareholders’ approval at the 2017 AGM, an amendment to the CNH Industrial Directors’ Compensation Plan no longer permits the use of shares for payment of the Non-Executive Directors’ Fees.

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Refer to “Share Ownership” for the stock option and share activity for the year ended December 31, 2017 under the CNH Industrial Directors’ Compensation Plan and the predecessor companies’ plans adopted by CNH Industrial pursuant to the Merger.

If, and to the extent, any changes are made to 2018 remuneration, such changes will be in line with the approved policy.

EXECUTIVE OFFICERS’ COMPENSATION

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2017 was approximately $20.2 million, including $2.4 million of pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 18 executives at December 31, 2017.

SHARE OWNERSHIP

Collectively, our Directors and Executive Directors own less than one percent of our outstanding common shares. While the Company has not established a formal policy requiring that executive and non-executive directors hold shares in the Company as long-term investments, the expectation has been communicated to them and they have, in fact, held such shares as long-term investments. The following table summarizes the number of CNH Industrial common shares owned by our directors owned as of December 31, 2017:

(Number)	Common Shares	Special Voting Shares

Sergio Marchionne	11,859,586	-
Richard Tobin	512,392	-
Mina Gerowin	2,208	-
Léo Houle	57,259	57,259
Peter Kalantzis	2,000	-
John Lanaway	37,286	-
Jacques Theurillat	18,422	-

The following table summarizes outstanding stock options held by CNH Industrial Directors as of December 31, 2017 under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan (“CNH EIP”) for Executive Directors. In connection with the Merger, CNH Industrial assumed the sponsorship of the CNH DCP and the CNH EIP on September 29, 2013.

Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date; or (ii) six months after the date an individual ceases to be a director.

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	Grant Date	Exercise Price (in $)	Gerowin	Houle(3)	Lanaway	Theurillat(2)	Tobin(1)	Total

Beginning Balance as of January 1, 2017

(automatic option)	03/30/2007	8.18	-	12,226	-	3,054	-	15,280

	06/30/2007	10.96	-	9,129	-	2,281	-	11,410

	09/28/2007	13.02	-	7,682	-	1,917	-	9,599

	12/27/2007	14.28	-	7,001	-	-	-	7,001

	03/19/2008	10.77	-	9,286	-	-	-	9,286

	06/17/2008	9.15	-	10,940	-	-	-	10,940

	04/29/2011	10.15	-	-	-	-	189,183	189,183

	09/28/2012	8.78	-	-	-	-	483,468	483,468

	12/28/2013	11.33	6,402	-	-	-	-	6,402

	03/28/2014	11.26	6,442	-	-	-	-	6,442

	06/26/2014	10.25	7,073	-	-	-	-	7,073

	09/24/2014	7.82	9,271	-	-	-	-	9,271

	12/28/2014	8.26	8,777	-	-	-	-	8,777

	04/14/2015	8.25	4,394	-	-	-	-	4,394

	07/13/2015	9.52	3,808	-	-	-	-	3,808

Beginning Total			46,167	56,264	-	7,252	672,651	782,334

Vested/Not Exercised			46,167	56,264	-	7,252	672,651	782,334

Not Vested			-	-	-	-	-	-

Options Exercised in 2017

	03/30/2007	8.18	-	12,226	-	3,054	-	15,280

	06/30/2007	10.96	-	9,129	-	-	-	9,129

	06/17/2008	9.15	-	10,940	-	-	-	10,940

	09/28/2012	8.78	-	-	-	-	483,468	483,468

Total Options Exercised in 2017			-	32,295	-	3,054	483,468	518,817

Options Granted in 2017			-	-	-	-	-	-

Total Options Granted in 2017			-	-	-	-	-	-

Options Expired in 2017	06/30/2007	10.96	-	-	-	2,281	-	2,281

	09/28/2007	13.02	-	7,682	-	1,917	-	9,599

	12/27/2007	14.28	-	7,001	-	-	-	7,001

	04/29/2011	10.15	-	-	-	-	189,183	189,183

Total Options Expired in 2017			-	14,683	-	4,198	189,183	208,064

Ending Balance as of December 31, 2017

(automatic option)	03/30/2007	8.18	-	-	-	-	-	-

	06/30/2007	10.96	-	-	-	-	-	-

	09/28/2007	13.02	-	-	-	-	-	-

	12/27/2007	14.28	-	-	-	-	-	-

	03/19/2008	10.77	-	9,286	-	-	-	9,286

	06/17/2008	9.15	-	-	-	-	-	-

	04/29/2011	10.15	-	-	-	-	-	-

	09/28/2012	8.78	-	-	-	-	-	-

	12/28/2013	11.33	6,402	-	-	-	-	6,402

	03/28/2014	11.26	6,442	-	-	-	-	6,442

	06/26/2014	10.25	7,073	-	-	-	-	7,073

	09/24/2014	7.82	9,271	-	-	-	-	9,271

	12/28/2014	8.26	8,777	-	-	-	-	8,777

	04/14/2015	8.25	4,394	-	-	-	-	4,394

	07/13/2015	9.52	3,808	-	-	-	-	3,808

Closing Total			46,167	9,286	-	-	-	55,453

Vested/Not Exercised			46,167	9,286	-	-	-	55,453

Not Vested			-	-	-	-	-	-

(1)	On 06/06/2017, 06/07/2017 and 06/08/2017, Mr. Tobin exercised his options granted on 09/28/2012.
(2)	On 02/15/2017, Mr. Theurillat exercised his options granted on 03/30/2007.
(3)

On 02/06/2017, Mr. Houle exercised his options granted on 03/30/2007. On 06/09/2017, Mr. Houle exercised his options granted on 06/30/2007 and 06/17/2008. On 02/12/2018, Mr. Houle exercised his options granted on 03/19/2008.

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The following table summarizes unvested performance share units held by Executive Directors as of December 31, 2017.

	Grant Date	Vesting Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2017
	06/09/2014	02/01/2017, 02/01/2018, 02/01/2019	$9.52	2,955,000	-	2,955,000
Beginning Total				2,955,000	-	2,955,000

Granted in 2017	12/12/2017	02/28/2020	$6.84	1,650,000	-	1,650,000

Vested in 2017				-	-	-
Cancelled in 2017	06/09/2014	02/01/2017, 02/01/2018, 02/01/2019	$9.52	2,955,000	-	2,955,000
				1,650,000	-	1,650,000

Ending Balance as of December 31, 2017

	06/09/2014	02/01/2017, 02/01/2018, 02/01/2019	$9.52	-	-	-
	12/12/2017	02/28/2020	$6.84	1,650,000	-	1,650,000
Ending Total				1,650,000	-	1,650,000

The following table summarizes unvested restricted share units held by Executive Directors as of December 31, 2017:

	Note	Grant Date	Vesting Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2017
		06/09/2014	12/31/2015, 12/31/2016, 12/31/2017, 12/31/2018	$10.41	-	900,000	900,000
Beginning Total					-	900,000	900,000

Granted in 2017		12/12/2017	06/30/2018, 06/30/2019, 06/30/2020	$12.69	550,000	-	550,000
Total Granted in 2017					550,000	-	550,000

Vested in 2017	(1)	06/09/2014	12/31/2017	$10.41	-	450,000	450,000
Total Vested in 2017					-	450,000	450,000

Ending Balance as of December 31, 2017

		06/09/2014	12/31/2016, 12/31/2017, 12/31/2018	$10.41	-	450,000	450,000
		12/12/2017	06/30/2018, 06/30/2019, 06/30/2020	$12.69	550,000	-	550,000
Ending Total					550,000	450,000	1,000,000

(1)	The shares vested on December 31, 2017 and were exercised on February 20, 2018.

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MAJOR SHAREHOLDERS

As of December 31, 2017, our outstanding capital stock consisted of common shares and special voting shares, with each having a par value of €0.01 per share. As of December 31, 2017, there were 1,363,592,506 common shares and 388,906,690 special voting shares outstanding (net of 807,690 common shares and 7,567,586 special voting shares held in treasury by the Company).

The following table sets forth information with respect to beneficial ownership of our common shares and special voting shares by persons who beneficially own 3% or more of combined voting power as a result of their ownership of common shares and special voting shares as of December 31, 2017 on the basis of the information published on the Netherlands Authority for the Financial Markets website (Autoriteit Financiële Markten, the “AFM”) and in reference to Company’s shareholder register.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Common Shares (a)	Special Voting Shares (b)	Percent of Combined Voting Power (c)

EXOR N.V.	366,927,900	26.9%	366,927,900	41.9%

Harris Associates L.P.	185,027,203	13.6%	-	10.6%

BlackRock, Inc.	43,641,038(*)	3.2%	-	2.5%

(a)

There were 1,363,592,506 common shares outstanding as of December 31, 2017. The “Percent of Common Shares” was calculated by using the publicly disclosed number of beneficially owned shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of December 31, 2017 as the denominator.

(b)

Each special voting share is entitled to one vote therefore attributing, in effect, double voting rights to the common share to which it is associated. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law. The special voting shares cannot be traded and are transferrable only in very limited circumstances together with the associated common shares.

(c)

Combined voting power represents common shares and the special voting shares. The “Percent of Combined Voting Power” was calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the shareholder and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial N.V. as of December 31, 2017. There were 1,752,499,196 common shares and special voting shares outstanding at December 31, 2017.

(*)	The amount also includes potential holdings where BlackRock has a contractual right to indirectly acquire common shares potentially enabling the increase of common shares and voting rights.

As of December 31, 2017, EXOR N.V.’s voting power in CNH Industrial N.V. was approximately 41.9%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.

Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the MTA in euro. The special voting shares are not listed on the NYSE or the MTA, not tradable, and transferable only in very limited circumstances.

Our shares may be held in the following three ways:

∎

If a shareholder holds common shares directly in his or her own name in the United States, such shares are held in registered form in an account at Computershare Trust Company, N.A., our transfer agent;

∎

Beneficial interests in our common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC;

∎

Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares are not tradable and the associated common shares are blocked from trading in the regular trading system. The associated common shares will become tradable again after their de-registration from the loyalty voting structure.

Report on Operations   Major Shareholders   99

SUBSEQUENT EVENTS AND OUTLOOK

SUBSEQUENT EVENTS

CNH Industrial has evaluated subsequent events through March 2, 2018, which is the date the financial statements were authorized for issuance, and identified the following:

∎

On January 30, 2018, the Company announced that the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares. It was also announced that, after such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program.

∎

On February 20, 2018, the United States Supreme Court (the “Supreme Court”) ruled in favor of CNH Industrial and reversed the decision of the U.S. Court of Appeals for the Sixth Circuit (the “Sixth Circuit”), in Reese v. CNH Industrial N.V. and CNH Industrial America LLC (“Reese”), ruling that retirees are not necessarily entitled to lifetime health care benefits under the terms of an expired collective bargaining agreement that included a general termination clause that applied to all benefits. We expect the case to be remanded to the trial court for entry of judgment for CNH Industrial and dismissal of the plaintiffs’ complaint. Once the district court enters judgment in this case, which we expect to occur during the first half of 2018, CNH Industrial intends to review the retiree health care benefits applicable to the retirees in the Reese case (the “Reese Retirees”). Modifications to, or elimination of, the existing retiree health care benefits for the Reese Retirees may result in a reduction or elimination of the related CNH Industrial’s post-employment benefit obligations. At this stage, however, CNH Industrial has not taken a decision on how to implement the U.S. Supreme Court decision and therefore is currently unable to estimate its financial impact.

U.S. GAAP OUTLOOK

CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

Worldwide demand for agricultural equipment is expected to improve with all regions flat to up 5% on average. Farm incomes are expected to remain stable, leading to no significant changes in planted acreage. Construction equipment demand is forecasted to be up 5-10% in LATAM and APAC while remaining relatively flat to up slightly in EMEA and NAFTA. Commercial vehicle demand is expected to be up about 15% in LATAM and flat to slightly down in EMEA and APAC.

As a result of the forecasted improvement in product demand conditions, and the positive impact of changes in the Company’s capital structure, the Company is setting its full year 2018 guidance as follows:

∎	Net sales of Industrial Activities of $27 billion to $28 billion;
∎	Adjusted diluted EPS(1) of $0.63 to $0.67;
∎

Net industrial debt at the end of 2018 at $0.8 billion to $1.0 billion, with investments in research and development expected to increase by approximately 10% and in capital expenditures by approximately 25% compared to 2017, driven by precision farming in Agricultural Equipment and stage V emissions regulations.

(1)	Outlook is not provided on diluted EPS under U.S. GAAP, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Report on Operations   Subsequent Events and Outlook   100

March 2, 2018

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

Report on Operations   Subsequent Events and Outlook   101

CNH INDUSTRIAL

CONSOLIDATED

FINANCIAL STATEMENTS

At December 31, 2017

CNH Industrial  Consolidated Financial Statements at December 31, 2017    102

CONSOLIDATED INCOME STATEMENT

($ million)	Note	2017	2016

Net revenues	(1)	27,947	25,328

Cost of sales	(2)	23,064	20,866

Selling, general and administrative costs	(3)	2,230	2,129

Research and development costs	(4)	1,098	1,017

Other income/(expenses)	(5)	(118)	(68)

TRADING PROFIT/(LOSS)		1,437	1,248

Gains/(losses) on the disposal of investments	(6)	-	1

Restructuring costs	(7)	91	43

Other unusual income/(expenses)	(8)	(55)	(568)

OPERATING PROFIT/(LOSS)		1,291	638

Financial income/(expenses)	(9)	(626)	(713)

Result from investments:	(10)	97	47

Share of the profit/(loss) of investees accounted for using the equity method		97	53

Other income/(expenses) from investments		-	(6)

PROFIT/(LOSS) BEFORE TAXES		762	(28)

Income tax (expense)	(11)	(285)	(343)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		477	(371)

PROFIT/(LOSS)		477	(371)

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent		460	(373)

Non-controlling interests		17	2

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(13)	0.34	(0.27)

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(13)	0.34	(0.27)

CNH Industrial  Consolidated Financial Statements at December 31, 2017    103

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	2017	2016

PROFIT/(LOSS) (A)		477	(371)

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	(24)	55	(126)

Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(24)	(69)	6

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		(14)	(120)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	(24)	84	(101)

Gains/(losses) on the remeasurement of available-for-sale financial assets	(24)	-	-

Exchange gains/(losses) on translating foreign operations	(24)	(200)	274

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(24)	33	(41)

Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(24)	(11)	17

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(94)	149

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(108)	29

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		369	(342)

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:

Owners of the parent		354	(347)

Non-controlling interests		15	5

CNH Industrial   Consolidated Financial Statements at December 31, 2017   104

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

($ million)	Note	At December 31, 2017	At December 31, 2016

ASSETS

Intangible assets	(14)	5,644	5,504

Property, plant and equipment	(15)	6,830	6,278

Investments and other financial assets:	(16)	631	554

Investments accounted for using the equity method		590	505

Other investments and financial assets		41	49

Leased assets	(17)	1,845	1,907

Defined benefit plan assets		28	5

Deferred tax assets	(11)	942	959

Total Non-current assets		15,920	15,207

Inventories	(18)	6,453	5,732

Trade receivables	(19)	496	623

Receivables from financing activities	(19)	19,842	18,662

Current tax receivables	(19)	303	430

Other current assets	(19)	1,465	1,209

Current financial assets:		77	95

Current securities	(20)	-	-

Other financial assets	(21)	77	95

Cash and cash equivalents	(22)	6,200	5,854

Total Current assets		34,836	32,605

Assets held for sale	(23)	13	22

TOTAL ASSETS		50,769	47,834

CNH Industrial  Consolidated Financial Statements at December 31, 2017    105

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

(CONTINUED)

($ million)	Note	At December 31, 2017	At December 31, 2016

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		6,831	6,623

Non-controlling interests		15	11

Total Equity	(24)	6,846	6,634

Provisions:		6,370	5,687

Employee benefits	(25)	2,587	2,532

Other provisions	(26)	3,783	3,155

Debt:	(27)	26,014	25,434

Asset-backed financing	(27)	12,028	11,784

Other debt	(27)	13,986	13,650

Other financial liabilities	(21)	98	249

Trade payables	(28)	6,060	5,185

Current tax payables		86	229

Deferred tax liabilities	(11)	141	188

Other current liabilities	(29)	5,154	4,228

Liabilities held for sale		-	-

Total Liabilities		43,923	41,200

TOTAL EQUITY AND LIABILITIES		50,769	47,834

CNH Industrial  Consolidated Financial Statements at December 31, 2017    106

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	2017	2016

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(22)	5,854	6,311

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss)		477	(371)

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,214	1,205

(Gains)/losses on disposal of:

Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		(1)	3

Investments		-	-

Loss on repurchase/early redemption of notes	(37)	64	60

Other non-cash items	(37)	89	133

Dividends received		47	63

Change in provisions		220	54

Change in deferred income taxes		(79)	95

Change in items due to buy-back commitments	(37)	67	64

Change in operating lease items	(37)	86	(100)

Change in working capital	(37)	256	161

TOTAL		2,440	1,367

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(896)	(874)

Consolidated subsidiaries, net of cash acquired		(7)	5

Other investments		-	-

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		14	12

Net change in receivables from financing activities	(37)	(444)	476

Change in current securities		-	54

Other changes		(16)	(126)

TOTAL		(1,349)	(453)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		2,417	2,114

Repayment of bonds		(2,754)	(1,686)

Issuance of other medium-term borrowings (net of repayment)		(212)	(420)

Net change in other financial payables and other financial assets/liabilities	(37)	(398)	(1,083)

Capital increase		13	-

Dividends paid		(168)	(207)

Purchase of treasury shares		(38)	(14)

Purchase of ownership interests in subsidiaries		-	(44)

TOTAL		(1,140)	(1,340)

Translation exchange differences		395	(31)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		346	(457)

F) CASH AND CASH EQUIVALENTS AT END OF YEAR	(22)	6,200	5,854

CNH Industrial  Consolidated Financial Statements at December 31, 2017    107

CONSOLIDATED STATEMENT OF

CHANGES IN EQUITY

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2015	25	-	3,227	5,486	18	(1,077)	-	(392)	(117)	47	7,217

Capital increase	-	-	8	-	-	-	-	-	-	-	8

Dividends distributed	-	-	-	(201)	-	-	-	-	-	(6)	(207)

Acquisition of treasury stock	-	(14)	-	-	-	-	-	-	-	-	(14)

Common shares issued from treasury stock and capital increase for share-based compensation	-	5	(5)	-	-	-	-	-	-	-	-

Share-based compensation expense	-	-	3	-	-	-	-	-	-	-	3

Total comprehensive income/ (loss) for the year	-	-	-	(373)	(84)	271	-	(119)	(42)	5	(342)

Other changes	-	-	4	-	-	-	-	-	-	(35)	(31)

AT DECEMBER 31, 2016	25	(9)	3,237	4,912	(66)	(806)	-	(511)	(159)	11	6,634

Capital increase	-	-	-	-	-	-	-	-	-	-	-

Dividends distributed	-	-	-	(161)	-	-	-	-	-	(7)	(168)

Acquisition of treasury stock	-	(38)	-	-	-	-	-	-	-	-	(38)

Common shares issued from treasury stock and capital increase for share-based compensation	-	37	(8)	-	-	-	-	-	-	-	29

Share-based compensation expense	-	-	19	-	-	-	-	-	-	-	19

Total comprehensive income/ (loss) for the year	-	-	-	460	73	(198)	-	(14)	33	15	369

Other changes	-	-	5	-	-	-	-	-	-	(4)	1

AT DECEMBER 31, 2017	25	(10)	3,253	5,211	7	(1,004)	-	(525)	(126)	15	6,846

CNH Industrial  Consolidated Financial Statements at December 31, 2017    108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction(the “Merger”), between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 31 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial N.V. (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was on September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA. The principal steps in the Merger transaction were:

∎	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;

∎	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and

∎	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

In connection with the FI Merger, Fiat Industrial shareholders received one newly issued common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly issued CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

In connection with the closing of the Merger, CNH Industrial N.V. issued 1,348,867,772 common shares to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios described above. CNH Industrial N.V. also issued special voting shares (non-tradable) to eligible Fiat Industrial and CNH Global shareholders who maintained their ownership of the shares through the closing of the Merger and elected to receive special voting shares. On the basis of the requests received, CNH Industrial N.V. issued a total of 474,474,276 special voting shares in connection with the closing of the Merger. On September 30, 2013, CNH Industrial N.V. common shares began trading on the NYSE and the MTA.

Prior to the Merger, Fiat Industrial owned approximately 87% of CNH Global’s outstanding common shares through FNH. As the Merger represented a “business combination involving entities or businesses under common control”, it was outside the scope of application of IFRS 3 – Business Combinations. Accordingly, no adjustments were made to the carrying amounts of the assets and the liabilities of Fiat Industrial. This resulted in the amounts recognized in the consolidated balance sheet post-merger being equal to those reported in the consolidated balance sheet of Fiat Industrial pre-merger. The main effect of the Merger was the post-merger attribution to owners of the parent of the previous non-controlling interests in the profit and loss and shareholder’s equity of former CNH Global for no consideration. This effect was immaterial on the CNH Industrial’s consolidated profit and loss for the year ended December 31, 2013.

CNH Industrial  Consolidated Financial Statements at December 31, 2017    109

Until December 31, 2013, CNH Industrial presented its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”), in euros and including three reportable segments: Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain.

Beginning with the filing with the SEC of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under EU-IFRS for European listing purposes and for Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the presentation currency. In addition, CNH Industrial expanded its reportable segments from three to five: Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services. The activities carried out by Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

EU-IFRS differs in certain significant respects from U.S. GAAP. In order to help readers understand the difference between the CNH Industrial’s two sets of financial statements, the Group has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as included in Note 38 “EU-IFRS to U.S. GAAP reconciliation”.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These Consolidated Financial Statements together with the notes thereto of CNH Industrial at December 31, 2017 were authorized for issuance by the Board of Directors on March 2, 2018, and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”) and with Part 9 of Book 2 of the Dutch Civil Code. The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRS-IC”).

The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, despite operating in a continuosly difficult economic and financial environment, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.

These Consolidated Financial Statements are prepared with the U.S. dollar as the presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro.

CNH Industrial  Consolidated Financial Statements at December 31, 2017    110

Format of the financial statements

CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, CNH Industrial also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of CNH Industrial’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

∎

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

∎

Restructuring costs are defined as costs associated with employee termination benefits, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve CNH Industrial’s future profitability; and

∎

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and income or expenses and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, CNH Industrial’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.

The statement of cash flows is presented using the indirect method.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

∎	the contractual arrangement with the other vote holders of the investee;

∎	rights arising from other contractual arrangements;

∎	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.

CNH Industrial  Consolidated Financial Statements at December 31, 2017    111

Changes in the Group’s ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.

If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS).

Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Investments in joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.

Associates

Associates are enterprises over which the Group has significant influence. As defined in IAS 28 – Investments in Associates and Joint Ventures, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s statement of financial position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investments in other companies

Investments in other companies that are available-for-sale financial assets are measured at fair value, when this can be reliably determined. Gains or losses arising from changes in fair value are recognized directly in other comprehensive income until the assets are sold or are impaired, when the cumulative gains and losses previously recognized in equity are recognized in profit or loss of the period.

Investments in other companies for which fair value is not available or is not reliable are stated at cost less any impairment losses.

Dividends received from these investments are included in Other income/(expenses) from investments.

Transactions eliminated on consolidation

All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the Consolidated Financial Statements. Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.

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Consolidation of foreign entities

All assets and liabilities of foreign consolidated companies with a functional currency other than the U.S. dollar are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the U.S. dollar are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2017	At December 31, 2017	Average 2016	At December 31, 2016

Euro	0.885	0.834	0.903	0.949

Pound sterling	0.776	0.740	0.740	0.812

Swiss franc	0.984	0.976	0.985	1.019

Polish zloty	3.768	3.483	3.941	4.184

Brazilian real	3.192	3.313	3.485	3.254

Canadian dollar	1.297	1.254	1.324	1.346

Argentine peso	16.539	18.840	14.750	15.850

Turkish lira	3.648	3.791	3.020	3.517

Venezuela currency regulations, re-measurement and deconsolidation

The functional currency of CNH Industrial’s Venezuelan operations is the U.S. dollar. At the end of each period, CNH Industrial re-measured its net monetary assets in Venezuela from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believed was legally available to CNH Industrial.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela and established the official exchange rate. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. Also in 2014, the Venezuelan government announced that another floating rate exchange system (SICAD II) would be initiated. In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate to re-measure the net monetary assets of CNH Industrial in Venezuela, except for those cases in which CNH Industrial had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate. The DICOM exchange rate used by CNH Industrial at December 31, 2016, was 673.76 bolivars per U.S. dollar, resulting in a re-measurement charge of $12 million in 2016. Furthermore, at December 31, 2016, following an assessment of the recoverability of a monetary asset for which CNH Industrial had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate, the Group re-measured that asset at the DICOM rate, resulting in a re-measurement charge of $15 million. Additionally, CNH Industrial assessed for impairment a non-monetary asset resulting in the recognition of an impairment charge of $19 million attributable to the currency devaluation, while the market value in local currency did not decrease. As a result, in December 2016, CNH Industrial recorded a non-recurring re-measurement and impairment charge for a total of $34 million in Financial income/(expenses).

During 2017, the economic and socio-political environment in Venezuela further deteriorated, significantly impacting CNH Industrial’s ability to make key operating decisions. In the fourth quarter of 2017, the further deterioration of conditions in the country and the persisting restrictive exchange control regulations, which prevent any payments out of the country, resulted in an other-than-temporary lack of exchangeability. Therefore, effective December 31, 2017, CNH Industrial determined that it no longer had the ability to control its Venezuelan operations. As a result, CNH

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Industrial recorded a non-cash pretax charge of $50 million to impair and deconsolidate its operations in Venezuela and will begin reporting operating results under the cost method. The pretax charge includes the write-off of the CNH Industrial’s investment in Venezuela, including properties and all inter-company balances. The charge also includes the reversal through income statement of foreign currency translation losses previously included in Accumulated other comprehensive income. CNH Industrial will no longer include the results of its Venezuelan operations in its Consolidated Financial Statements. If cash were to be received from the Venezuelan operations in future periods, income will be recognized. CNH Industrial expects the current economic conditions in Venezuela to continue and does not anticipate any payments to be made in the foreseeable future. CNH Industrial’s results of operations in Venezuela for the year ended December 31, 2017 and 2016 were immaterial as a percentage of both CNH Industrial’s net revenues and trading profit.

Due to the lack of ability to settle U.S. dollar obligations, CNH Industrial does not intend to sell into, nor purchase inventory from, the Venezuelan operations at this time. Additionally, CNH Industrial has no remaining financial commitments to the Venezuelan operations and therefore believes the exposure to future losses is not material.

Business combinations

Business combinations are accounted for by applying the acquisition method. Under this method:

∎

the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred;

∎

at the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire, assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant standard;

∎

goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase;

∎

non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis;

∎

any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the Consolidated Financial Statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.

Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the version of IFRS 3 effective before the 2008 amendments, as permitted by the revised standard.

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Fair value measurement

Some of the Group’s assets and liabilities are measured at fair value at the balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In estimating the fair value of an asset or a liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Additional information about fair value, fair value hierarchy, valuation techniques and inputs used in determining the fair value of assets and liabilities is provided in Note 21, Note 34 and, where required, in the individual notes relating to the assets and liabilities whose fair value were determined.

In addition, fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

∎	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

∎	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;

∎	Level 3 — inputs that are not based on observable market data.

Intangible assets

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Development costs

Development costs for vehicle production project (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: a) development costs can be measured reliably and b) the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years

Trucks and buses	4-8

Agricultural and construction equipment	5

Engines	8-10

All other development costs are expensed as incurred.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.

Other intangible assets

Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.

Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.

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Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.

Property, plant and equipment

Cost

Property, plant and equipment are stated at cost, less accumulated depreciation.

Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.

Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph Revenue recognition if the buy-back commitment originates from Commercial Vehicles.

Assets held under finance lease, which the Group assumes with substantially all the risks and rewards of ownership, are recognized as assets of the Group at the lower of fair value or present value of the minimum lease payments. The corresponding liability to the lessor is included in the financial statement as a debt. The assets are depreciated by the method and at the rates indicated below.

Leases under which the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating lease. Operating lease expenditures are expensed on a straight-line basis over the lease terms.

Depreciation

Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Depreciation rates

Buildings	2.5% - 10%

Plant, machinery and equipment	4% - 20%

Other assets	10% - 33%

Land is not depreciated.

Finance leases

Future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as the repayment of the principal and financial income remunerating the initial investment and the services provided.

Leased assets

Leased assets include vehicles leased to retail customers by the Group’s leasing companies under operating lease arrangements. They are stated at cost and depreciated at annual rates of between 20% and 33%.

When such assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.

All other borrowing costs are expensed when incurred.

Impairment of assets

The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

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If indicators of impairment are present, the carrying amount of the assets is reduced to its recoverable amount that is the higher of its fair value less disposal costs and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount.

Where a previous impairment loss for assets other than goodwill no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased up to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.

Financial instruments

Presentation

Financial instruments held by the Group are presented in the financial statements as described in the following paragraphs.

Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).

Current financial assets, as defined in IAS 39, include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.

In particular, Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents; current securities include both available-for-sale and held-for-trading securities.

Financial liabilities refer to debt, which includes asset-backed financing (“ABS”), and other financial liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other payables.

Measurement

Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the paragraph “Basis of consolidation”.

Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value, including transaction costs.

Subsequent to initial recognition, available-for-sale and held-for-trading financial assets are measured at fair value. When market prices are not available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

Gains and losses on available-for-sale financial assets are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss for the period; when the asset is impaired, accumulated losses are recognized to profit or loss. Gains and losses arising from changes in the fair value of held-for-trading financial instruments are included in profit or loss for the period.

Loans and receivables which are not held by the Group for trading (loans and receivables originating in the course of business), held-to-maturity securities and all financial assets for which published price quotations in an active market are not available and whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

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Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period.

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method.

Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments

Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured in accordance with IAS 39 at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

∎

Fair value hedges – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.

∎

Cash flow hedges – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.

Transfers of financial assets

The Group derecognizes financial assets when, and only when, the contractual rights to the cash flows arising from the assets no longer hold or if the Group transfers the financial activities. When the Group transfers a financial asset:

∎

if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;

∎	if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;

∎

if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

☐

if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;

☐	if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.

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Inventories

Inventories of raw materials, semi-finished products and finished goods, (including assets leased out under operating lease) are stated at the lower of cost or market. Cost is determined by the first-in-first-out (FIFO) method. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

The measurement of construction contracts is based on the stage of completion determined as the proportion that cost incurred to the balance sheet date bears to the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are fully recorded in profit or loss when they become known.

Assets and liabilities held for sale

Non-current assets are classified as held for sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or the disposal group) is available for immediate sale in its present condition. When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.

Employee benefits

Pension plans

The present value of a defined benefit obligation and the related current service cost (and past service cost, where applicable) for defined benefit pension plans are determined on an actuarial basis using the projected unit credit method.

The net defined benefit liability that the Group recognizes in the statement of financial position represents the present value of the defined benefit obligation reduced by the fair value of any plan assets (deficit). In case of a surplus, a net defined benefit asset is recognized at the lower of the surplus and the asset ceiling.

Remeasurements of the net defined benefit liability/asset (that comprise: a) actuarial gains and losses, b) return on plan assets, excluding amounts included in net interest on the net defined benefit liability/asset, and c) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability/asset) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years.

Past service cost resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or a curtailment (a significant reduction in the number of employees covered by a plan) and gain or loss on settlements (a transaction that eliminates all further legal or constructive obligations for part or all of the benefits) are recognized in profit or loss in the period in which they occur (or, in case of past service costs, when the entity recognizes related restructuring costs or termination benefits, if earlier).

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized as Financial income/(expenses) in profit or loss. Current service cost and all other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss.

Post-employment plans other than pensions

The Group provides certain post-employment defined benefits, mainly healthcare plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.

Defined contribution plans

Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.

Share-based compensation plans

The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of

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the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the requisite service period for each separately vesting portion of an award, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.

Provisions

The Group records provisions when it has an obligation, legal or constructive, to a third party, as a result from a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.

Changes in estimates are reflected in profit or loss in the period in which the change occurs.

Treasury shares

Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.

Revenue recognition

Revenue is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be measured reliably. Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group’s sales incentive programs include the granting of retail financing at significant discount to market interest rates. The corresponding cost is recognized at the time of the initial sale.

Revenues from the sale of products are recognized when the risks and rewards of ownership of the goods are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed: this generally corresponds to the date when the vehicles are made available to non-group dealers, or the delivery date in the case of direct sales. New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases. More specifically, vehicles sold with a buy-back commitment by Commercial Vehicles are accounted for as Property, plant and equipment because agreements usually have a long-term buy-back commitment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment in liabilities. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. Assets sold under a buy-back commitment that are initially recognized in Property, plant and equipment are reclassified to Inventories at the end of the agreement term if they are held for sale. The proceeds from the sale of such assets are recognized as Revenues.

Revenues from construction contracts are recognized by reference to the stage of completion.

Revenues from the sale of extended warranties and maintenance contracts are recognized over the life of the contract and matched to related costs. Given their nature, margins on these contracts are recognized only when all associated costs can be estimated reliably, which is generally in the final period of the contractual term. In the event that estimated costs to fulfill the contract obligations exceed contract revenues, the estimated contract loss is recognized as soon as it is identified.

Revenues also include lease rentals and interest income from Financial Services.

Cost of sales

Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.

Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.

Expenses which are directly attributable to the Financial Services business, including the interest expense related to the financing of Financial Services business as a whole and charges for risk provisions and write-downs, are reported in cost of sales.

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Research and development costs

This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38.

Government grants

Government grants are recognized in the financial statements when there is reasonable assurance that the company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.

Income taxes

Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income, in which case the related tax effect is recognized directly in equity or in other comprehensive income. Provisions for income taxes that could arise on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Other taxes not based on income, such as property taxes and taxes on capital, are included in operating expenses. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the Consolidated Financial Statements, except for those arising from non-tax-deductible goodwill and for those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the periods in which temporary differences reverse or expire.

Dividends

Dividends payable by the Group are reported as a change in equity in the period in which they are approved by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”).

Earnings per share

Basic earnings per share are calculated by dividing the Profit/(loss) attributable to owners of the parent by the weighted average number of common shares outstanding during the year. Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For diluted earnings per share, the weighted average number of common shares outstanding is adjusted assuming conversion of dilutive potential common shares.

Use of estimates

The preparation of financial statements and related disclosures that conform to EU-IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of income and expenses. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and other relevant factors. Actual results may differ from the estimates.

Particularly in light of the current economic uncertainty, developments occurring during 2014 and following years may differ from CNH Industrial’s estimates and assumptions, and therefore might require significant adjustments to the carrying amount of certain items, which as of the date of these Consolidated Financial Statements cannot be accurately estimated or predicted. The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back clauses, sales allowances, product warranties, pension and other post-employment benefits, deferred tax assets and contingent liabilities.

CNH Industrial  Consolidated Financial Statements at December 31, 2017    121

Estimates and assumptions are periodically reviewed and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and the key assumptions concerning the future that management has made in the process of applying the Group’s accounting policies and that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s estimate of losses inherent in the wholesale and retail credit portfolio. This allowance is based on CNH Industrial’s estimate of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Should the present economic and financial situation persist or even worsen, there could be a further deterioration in the financial situation of the Group’s debtors compared to that already taken into consideration in calculating the allowances recognized in the financial statements.

Allowance for obsolete and slow-moving inventory

The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.

Recoverability of non-current assets (including goodwill)

Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other financial assets. The Group reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. For goodwill and intangible assets with indefinite useful lives such analysis is carried out at least annually.

The analysis of the recoverable amount of non-current assets other than goodwill is usually performed using estimates of future expected cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount is deemed to be impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to the cash flows included in its most recent business forecasts.

The vast majority of goodwill, representing approximately 97% of the total, at December 31, 2017, related to Agricultural Equipment (69%), Construction Equipment (23%) and Financial Services (5%). The impairment test of such goodwill is performed at the cash generating unit level, the segment level. The recoverable amount of the cash generating units is determined using multiple valuation methodologies, relying largely on an income approach (based on the present value of estimated future cash flows) but also incorporating value indicators from a market approach. The carrying amount of a cash generating unit is then compared to the recoverable amount to determine if there is an impairment loss. Further details on the goodwill impairment test are included in Note 14.

CNH Industrial  Consolidated Financial Statements at December 31, 2017    122

In view of the present economic and financial situation, the Group has the following considerations in respect of its future prospects:

∎

When carrying out impairment testing of tangible and intangible assets, the Group took into account its expected performance in the upcoming years. CNH Industrial extended such projections for subsequent years to appropriately cover the period of analysis. The analysis performed in 2017 did not indicate the need to recognize any significant impairment loss.

∎	Should the assumptions underlying the forecast deteriorate further the following is noted:

☐

The Group’s tangible and intangible assets with a finite useful life (mostly development costs) relate to models or products with high technological content in line with the latest environmental laws and regulations, which consequently makes them competitive in the current economic environment, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector (in particular, construction equipment in certain specific geographical areas) is one of the markets most affected by the crisis in the immediate term, management considers that is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient cash flows to cover the investments, although over a longer period of time.

☐	With reference to goodwill, the Group performed a sensitivity analysis on impairment.

Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment

CNH Industrial records assets rented to customers or leased to them under operating lease as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating lease if it is probable that the vehicle will be bought back. Income from such operating lease is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating lease is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience and are reviewed quarterly. Realization of the residual values is dependent on CNH Industrial’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating lease. The used vehicle market was carefully monitored to ensure that write-downs were properly determined. However, it cannot be excluded that additional write-downs may be required if market conditions should deteriorate further.

Sales allowances

CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

Product warranties

CNH Industrial makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.

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Pension and other post-employment benefits

Group companies sponsor pension and other post-employment benefits in various countries, mainly in the United States, the United Kingdom and Germany.

Employee benefit liabilities, related assets, costs and net interest connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net defined benefit liability/asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the rate for expected return on plan assets, the rate of salary increases and the healthcare costs trend rate and takes into consideration the likelihood of potential future events by using certain demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. Trends in healthcare costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Rates of salary increases reflect the Group’s long-term actual expectations in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

The effects resulting from revising the estimates for the above parameters (“re-measurements”) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years: refer to “Employee benefits” section above for further details.

Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the net liability/asset.

Realization of deferred tax assets

At December 31, 2017, CNH Industrial had net deferred tax assets, including tax loss carry forwards, of $1,737 million, of which $936 million is not recognized in the financial statements. The corresponding totals at December 31, 2016 were $1,522 million and $751 million. Management has recorded deferred tax assets at the amount that it believes is more likely than not to be recovered. In making such adjustments, management has taken into consideration figures from budgets and plans consistent with those used for the impairment testing and discussed in paragraph “Recoverability of non-current assets (including goodwill)” above. CNH Industrial believes that the adjustments that have been recognized are sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking into account that the net deferred assets accordingly recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period.

Contingent liabilities

CNH Industrial is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against CNH Industrial often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

New standards and amendments effective from January 1, 2017

The following new standards and amendments, that are applicable from January 1, 2017, were adopted by the Group for the purpose of the preparation of the Consolidated Financial Statements:

∎

On January 29, 2016, the IASB issued minor amendments to IAS 7 - Statement of Cash Flows introducing additional disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments were adopted on January 1, 2017, with limited effect of the adoption on the disclosures presented in these Consolidated financial statements.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group are the following:

∎

On May 28, 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The new standard also requires additional disclosures to

CNH Industrial  Consolidated Financial Statements at December 31, 2017    124

enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective for annual periods beginning on or after January 1, 2018 (the effective date of the standard has been deferred by the IASB from January 1, 2016, to January 1, 2018, through a specific amendment issued in September 2015). Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity. The European Union has completed its endorsement process for this standard.

CNH Industrial will adopt the new standard effective January 1, 2018 using the full retrospective approach.

The preliminary impact of adopting the new standard on the net equity at January 1, 2017 (date of first time retrospective adoption of the new standard) is a reduction of approximately $0.1 billion and primarily relates to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard will also result in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant.

For completeness of information, we remind that the segment information included in Note 31 “Segment reporting” is prepared using the accounting standards generally accepted in the United States (“U.S. GAAP”) according to the information and metrics used by the Chief Operating Decision Maker in reviewing the performance and allocating resources to the operating segments. Under U.S. GAAP, CNH Industrial will adopt ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) effective January 1, 2018, using the full retrospective approach. As a consequence, starting from the same date, the segment information included in Note 31 will be affected by the adoption of ASC 606. IFRS 15 and ASC 606 largely converged, however, due to the different structure of the income statement and metrics used by CNH Industrial under EU-IFRS and U.S. GAAP, the adoption of IFRS 15 and ASC 606 will have a different impact on its financial statements under the two sets of standards.

∎

On July 24, 2014, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 will replace IAS 39 – Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and general hedge accounting. IFRS 9 amends IFRS 7 – Financial Instruments: Disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and should be applied retrospectively, subject to certain exemptions and exceptions. Restatement of prior periods is not required.

Classification and measurement of financial instruments

The classification and measurement of financial assets will depend on the entity’s business model and their contractual cash flow characteristics. Such factors determine whether the financial assets are measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) or fair value through profit and loss (“FVTPL”). The classification and measurement of financial liabilities is essentially unchanged.

Impairment of financial assets

IFRS 9 introduces a new impairment model based on forward-looking expected credit losses (“ECL”), rather than incurred loss as per IAS 39. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. The ECL model applies to financial assets accounted for at amortized cost and FVTOCI, lease receivables, and certain loan commitments and financial guarantee contracts. Under IFRS 9, loss allowances will be measured on either of the following bases:

☐	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

☐	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Additional disclosures about significant estimates and credit quality are also required.

Hedge accounting

IFRS 9 aims to simplify hedge accounting and to reflect the effect of an entity’s risk management activities in the financial statements, allowing more hedging instruments and hedged items to qualify for hedge accounting. The standard does not explicitly address macro fair value hedge accounting, that is part of a separate project. The application of the hedge accounting requirements in IFRS 9 is optional. When an entity first applies IFRS 9, it may choose as its accounting policy choice to continue to apply all of the hedge accounting requirements of IAS 39.

CNH Industrial  Consolidated Financial Statements at December 31, 2017    125

The European Union has completed its endorsement process for this standard.

CNH Industrial will adopt the new rules retrospectively from January 1, 2018, except for hedge accounting which will be applied prospectively, without restating prior periods, as permitted by the transitional provisions of the standard.

The impact of adopting the new standard on the net equity at January 1, 2018 (date of first time adoption of the new standard) is not material and primarily relates to the change in the impairment model from an “incurred loss” to an “expected loss”. In particular, CNH Industrial will categorize receivables in one of the following categories:

☐	Performing loans: when loans are first recognized, CNH Industrial recognizes an allowance based on 12 month expected credit losses;

☐	Non-performing loans: when a loan shows a significant increase in credit risk, CNH Industrial will record an allowance for the lifetime expected credit loss.

As part of the assessment of ECLs, CNH Industrial will consider forward-looking information that takes into account a number of economic scenarios, in order to recognize the probability of losses consistent with the economic outlooks.

In its assessment of a significant increase in credit risk, CNH Industrial will consider days past due in making contractual payments, if CNH Industrial expects to grant the borrower a significant concession, or if the borrower is placed on CNH Industrial’s watch list.

∎

On January 13, 2016, the IASB issued the accounting standard IFRS 16 – Leases, replacing IAS 17 - Leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lessor accounting requirements of IAS 17 are carried forward by IFRS 16; accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 is effective January 1, 2019. Early application is permitted for companies that also apply IFRS 15 – Revenue from Contracts with Customers. The Group is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. The European Union has completed its endorsement process for this standard.

∎

On June 20, 2016, the IASB issued narrow-scope amendments to IFRS 2 – Share-based Payment. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a sharebased payment that changes the classification of the transaction from cash-settled to equity-settled. These amendments are effective for annual periods beginning on or after January 1, 2018. No effects are expected from the adoption of these amendments.

At the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for the following standards and amendments:

∎

On September 11, 2014, the IASB issued amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures (2011). The amendments deal with the sale or contribution of assets between an investor and its associate or joint venture, and provide that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The effective date of the amendments has not yet been determined by the IASB. The Group is currently evaluating the impact of the adoption of these amendments on its consolidated financial statements.

∎

On December 8, 2016, the IASB ratified the IFRIC interpretation 22 – Foreign Currency Transactions and Advance Consideration that addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective for annual periods beginning on or after January 1, 2018. No significant effect is expected from the adoption of this interpretation.

∎

On June 7, 2017, the IASB issued IFRIC 23 - Uncertainty over Income Tax Treatments to specify how to reflect uncertainty in accounting for income taxes. The Interpretation is effective from January 1, 2019. The Group is currently evaluating the impact of the adoption of this interpretation on its consolidated financial statements.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   126

∎

On December 12, 2017, the IASB issued the Annual Improvements to IFRSs 2015–2017 Cycle. The most important topics addressed in these amendments are previously held interest in a joint operation in IFRS 3 – Business combinations and IFRS 11 – Joint Arrangements, Income Tax consequences of payments on financial instruments classified as equity in IAS 12 – Income taxes and borrowing costs eligible for capitalization in IAS 23 – Borrowing costs. These amendments are effective for annual periods beginning on or after January 1, 2019. The Group is currently evaluating the impact of the adoption of these improvements on its consolidated financial statements.

∎

On February 7, 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19), requiring an entity after remeasuring its defined benefit obligations as a consequence on a plan amendment, curtailment or settlement, to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective prospectively for annual periods beginning on or after January 1, 2019. The Group is currently evaluating the impact of the adoption of these amendments on its consolidated financial statements.

SCOPE OF CONSOLIDATION

The Consolidated Financial Statements of the Group as of December 31, 2017 include CNH Industrial N.V. and 175 consolidated subsidiaries over which CNH Industrial N.V., directly or indirectly, has control. A total of 179 subsidiaries were consolidated at December 31, 2016.

Excluded from consolidation are 14 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 14 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.

The Group has not subsidiaries with material non-controlling interests and has no unconsolidated structured entities.

CNH Industrial deconsolidated its Venezuelan operations effective December 31, 2017, as described in the paragraph “Venezuela currency regulations, re-measurement and deconsolidation” above. There have been no other significant changes in the scope of consolidation during 2017.

BUSINESS COMBINATIONS

In February 2017, CNH Industrial completed the acquisition of the grass and soil implement business of Kongskilde Industries, the impact of which was not material to the 2017 financial statements.

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COMPOSITION AND PRINCIPAL CHANGES

1.    Net revenues

The following summarizes Net revenues:

($ million)	2017	2016

Revenues from:

Sales of goods	25,938	23,309

Interest income from customers and other financial income of Financial Services	764	758

Rendering of services	554	570

Rents on assets sold with a buy-back commitment	344	339

Rents on operating lease	328	317

Other	19	35

Total Net revenues	27,947	25,328

2.    Cost of sales

The following summarizes the main components of Cost of sales:

($ million)	2017	2016

Interest cost and other financial charges from Financial Services	484	516

Other costs of sales	22,580	20,350

Total Cost of sales	23,064	20,866

3.    Selling, general and administrative costs

Selling, general and administrative costs amounted to $2,230 million in 2017, a 5% increase compared to $2,129 million recorded in 2016.

4.    Research and development costs

In 2017, Research and development costs of $1,098 million ($1,017 million in 2016) comprise all the research and development costs not recognized as assets in the year, amounting to $582 million ($519 million in 2016), impairment losses of $19 million (zero million in 2016) and the amortization of capitalized development costs of $497 million ($498 million in 2016). During 2017, the Group incurred new expenditure for capitalized development costs of $404 million ($372 million in 2016).

5.    Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services. Other expenses were $118 million and $68 million in 2017 and 2016, respectively.

6.    Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in 2017 ($1 million in 2016).

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7.    Restructuring costs

CNH Industrial incurred restructuring costs of $91 million and $43 million in 2017 and 2016, respectively. These costs were as follows:

∎

In 2017, Commercial Vehicles recorded $69 million mainly due to additional capacity realignment in the firefighting business and actions to reduce selling, general and administrative expenses as part of CNH Industrial’s Efficiency Program launched in 2014. Agricultural Equipment recorded $14 million, mainly as a result of footprint rationalization actions included in the Efficiency Program of the Group.

∎

In 2016, Commercial Vehicles recorded $34 million, mainly due to actions to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, and costs related to the completion of manufacturing product specialization programs. Agricultural Equipment recorded $9 million, mainly as a result of footprint rationalization actions included in the Efficiency Program of the Group.

8.    Other unusual income/(expenses)

In 2017, Other unusual expenses mainly includes a non-cash charge of $50 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017. In 2016, Other unusual expenses mainly included the non-recurring charge of $551 million due to the European Commission settlement. For additional information on the European Commission settlement, see Note 30 “Commitments and contingencies”.

9.    Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) in 2017 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $764 million ($758 million in 2016) and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $484 million ($516 million in 2016).

A reconciliation to the income statement is provided under the following table.

($ million)	2017	2016

Financial income:

Interest earned and other financial income	79	99

Interest income from customers and other financial income of Financial Services	764	758

Total financial income	843	857

of which:

Financial income, excluding Financial Services (a)	79	99

Interest and other financial expenses:

Interest cost and other financial expenses	918	1,005

Write-downs of financial assets	87	122

Interest costs on employee benefits	49	56

Total interest and other financial expenses	1,054	1,183

Net (income)/expenses from derivative financial instruments and exchange differences	(135)	(145)

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	919	1,038

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	705	812

Net financial income/(expenses) excluding Financial Services (a) - (b)	(626)	(713)

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Interest earned and other financial income may be analyzed as follows:

($ million)	2017	2016

Interest income from banks	42	41

Other interest income and financial income	37	58

Total Interest income and other financial income	79	99

Interest cost and other financial expenses may be analyzed as follows:

($ million)	2017	2016

Interest expenses on bonds	530	491

Bank interest expenses	54	208

Interest expenses on trade payables	1	5

Commission expenses	14	9

Other interest cost and other financial expenses	319	292

Total Interest cost and other financial expenses	918	1,005

In the year ended December 31, 2017, net financial expenses (excluding those of Financial Services) include a charge of $39 million related to the repurchase of €347 million of CNH Industrial Finance Europe S.A.’s outstanding €1.2 billion 6.250% Notes due 2018, and €453 million of its outstanding €1.0 billion 2.750% Notes due 2019. In 2017, net financial expenses also include a charge of $17 million related to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017. In the year ended December 31, 2016, Net financial expenses included a charge of $60 million related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017, as well as the non-recurring charge of $34 million due to the re-measurement and impairment of certain assets in our Venezuelan subsidiary.

Capitalized borrowing costs amounted to $33 million and $29 million in 2017 and 2016.

Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing and factoring cost.

10. Result from investments

In 2017, the net gain of $97 million consisted of CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method. In 2016, the net gain of $47 million included CNH Industrial’s share of $53 million in the net profit or loss of the investees accounted for using the equity method and a net expense of $6 million consisting of impairment losses and reversals of impairment losses, accruals to the investment provision and dividend income.

11. Income taxes

CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s income taxes as reported in its consolidated income statement for the year ended December 31, 2017 of $285 million consist almost entirely of the income taxes owed by the subsidiaries of CNH Industrial N.V.

Income taxes for the years ended December 31, 2017 and 2016 consisted of the following:

($ million)	2017	2016

Current taxes	(365)	(277)

Deferred taxes	85	(87)

Taxes relating to prior periods	(5)	21

Total Income tax (expense)	(285)	(343)

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CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom. The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 19.3% in 2017 and 20.0% in 2016. A reconciliation of CNH Industrial’s theoretical income taxes, calculated on the basis of the statutory rate, and effective income taxes for the years ended December 31, 2017, and 2016 is as follows:

($ million)	2017	2016

Theoretical Income tax (expense) at the parent statutory rate	(147)	6

Foreign income taxed at different rates	(95)	7

Deferred tax assets not recognized and write-down	(155)	(172)

Italian IRAP taxes	(17)	(22)

Taxes relating to prior years	(5)	21

Use of tax losses for which no deferred tax assets were recognized	10	-

Venezuela re-measurement, impairment and deconsolidation charges	(10)	(16)

Non-deductible EC settlement	-	(160)

Change in tax rate or law	73	(5)

Other	61	(2)

Total Income tax (expense)	(285)	(343)

The 2017 effective tax rate was impacted by the inability to book a tax benefit on certain restructuring costs, on certain charges related to the repurchase/early redemption of notes, and on the charge for the Venezuelan operations deconsolidation. In addition, during the last quarter of 2017, new tax legislation was enacted in several jurisdictions, including the United States and the United Kingdom. In connection with these legislative changes, CNH Industrial booked a $73 million net tax benefit related to the US mandatory repatriation tax and the write-down of deferred tax liabilities in the relevant jurisdictions. CNH Industrial also recorded a $51 million tax charge to establish a valuation allowance against deferred tax assets in its U.K. operations as a result of new tax legislation in the U.K. In 2016, the effective tax rate was impacted by the non-tax deductible charge of $551 million relating to the European Commission settlement.

At December 31, 2017, undistributed earnings in certain subsidiaries outside the United Kingdom totaled approximately $4 billion ($6.6 billion at December 31, 2016) for which no deferred tax has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are permanently reinvested. CNH Industrial has determined that the amount of unrecognized deferred tax liability relating to the $4 billion undistributed earnings is approximately $42 million and attributable to foreign withholding taxes in certain jurisdictions. Further, CNH Industrial evaluated the undistributed earnings from its joint ventures in which it owned 50% or less, and recorded $8 million of deferred taxes as of December 31, 2017. The repatriation of undistributed earnings to the United Kingdom is generally exempt from United Kingdom income taxes under a full participation exemption.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   131

The components of net deferred tax assets at December 31, 2017 and 2016 are as follows:

($ million)	At December 31, 2016	Recognized in income statement	Charged to equity	Translation differences and other changes	At December 31, 2017

Deferred tax assets arising from:
Taxed provisions	847	(47)	-	53	853
Inventories	217	6	-	12	235
Taxed allowances for doubtful accounts	194	(28)	-	17	183
Provision for employee benefits	555	(109)	(69)	30	407
Intangible assets	60	(16)	-	7	51
Write-downs of financial assets	13	(3)	-	1	11
Measurement of derivative financial instruments	37	(24)	(11)	1	3
Other	217	143	-	(77)	283
Total	2,140	(78)	(80)	44	2,026

Deferred tax liabilities arising from:
Accelerated depreciation	(624)	209	-	(4)	(419)
Inventories	(121)	21	-	-	(100)
Provision from employee benefits	(10)	3	-	-	(7)
Capitalization of development costs	(409)	126	-	(24)	(307)
Other	(221)	31	-	50	(140)
Total	(1,385)	390	-	22	(973)

Theoretical tax benefit arising from tax loss carryforwards and tax credits	767	(101)	-	18	684

Adjustments for assets whose recoverability is not probable	(751)	(126)	-	(59)	(936)
Total net deferred tax assets	771	85	(80)	25	801

CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax asset, the amount of deferred tax assets less the deferred tax liabilities of the individual consolidated legal entities, where these may be offset. Amounts recognized are as follows:

($ million)	At December 31, 2017	At December 31, 2016

Deferred tax assets	942	959

Deferred tax liabilities	(141)	(188)

Net deferred tax assets	801	771

The increase of $30 million in net deferred tax assets is mainly due to $85 million positive effect recognized in profit or loss for the utilization, net of valuation allowances, of deferred tax assets/liabilities recognized on temporary differences and tax losses and tax credits arising during the year, partially offset by $79 million negative tax effect of items recognized directly in equity.

The decision to recognize deferred tax assets is made for each legal entities in the Group by critically assessing whether the conditions exist for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences of $2,026 million at December 31, 2017 and of $2,140 million at December 31, 2016, and tax loss carryforwards and tax credits of $684 million at December 31, 2017 and of $767 million at December 31, 2016, have been reduced by $936 million at December 31, 2017 and by $751 million at December 31, 2016.

Net deferred tax assets include $176 million at December 31, 2017 ($286 million at December 31, 2016) of tax benefits arising from tax loss carryforwards and tax credits. At December 31, 2017, a further tax benefit of $508 million ($481 million at December 31, 2016) arising from tax loss carryforwards and tax credits has not been recognized.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   132

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2017, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

		Year of expiry
($ million)	Total at December 31, 2017	2018	2019	2020	2021	Beyond 2021	Unlimited/ indeterminable
Temporary differences and tax losses:
Deductible temporary differences	7,678	3,146	1,133	1,133	1,133	1,133	-
Taxable temporary differences	(3,841)	(309)	(883)	(883)	(883)	(883)	-
Tax losses and tax credits	4,430	146	211	41	96	1,212	2,724
Temporary differences and tax losses for which deferred tax assets have not been recognized	(4,762)	(763)	(554)	(394)	(442)	(409)	(2,200)
Temporary differences and tax losses	3,505	2,220	(93)	(103)	(96)	1,053	524
CNH Industrial files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. We have open tax years from 2002 through 2017. Due to the global nature of our business, transfer pricing disputes may arise and we may seek correlative relief through competent authority processes. CNH Industrial does not believe the resolution of any outstanding tax examinations will have a material adverse effect on CNH Industrial’s financial position or its results of operations.

12. Other information by nature

The income statement includes personnel costs for $3,929 million in 2017 ($3,664 million in 2016).

An analysis of the average number of employees by category is as follows:

	2017	2016

Managers	918	901

White-collar	23,897	23,485

Blue-collar	38,488	39,196

Average number of employees	63,303	63,582

13. Earnings per share

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

			2017	2016

Basic:

Profit/(loss) attributable to the owners of the parent	$	million	460	(373)

Weighted average common shares outstanding – basic		million	1,364	1,362

Basic earnings per common share		$	0.34	(0.27)

Diluted:

Profit/(loss) attributable to the owners of the parent	$	million	460	(373)

Weighted average common shares outstanding– basic		million	1,364	1,362

Effect of dilutive securities (when dilutive):

Stock compensation plans		million	3	-

Weighted average common shares outstanding– diluted		million	1,367	1,362

Diluted earnings per common share		$	0.34	(0.27)

Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   133

For the year ended December 31, 2016, 7.3 million shares (consisting of stock options) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

An additional 2.2 million of dilutive potential common shares at December 31, 2016 were excluded from the computation of diluted earnings per share due to the net loss position.

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 24 “Equity”.

14. Intangible assets

($ million)	Goodwill	Trademarks and other intangible assets with indefinite useful lives	Development costs externally acquired	Development costs internally generated	Patents, concessions and licenses	Other intangible assets externally acquired	Advances and intangible assets in progress externally acquired	Total

Gross carrying amount Balance at December 31, 2015	3,093	293	1,150	4,351	875	855	23	10,640

Additions	-	-	134	238	16	62	6	456

Divestitures	-	-	-	(21)	-	(7)	-	(28)

Translation differences and other changes	2	-	(47)	(43)	(4)	6	(19)	(105)

Balance at December 31, 2016	3,095	293	1,237	4,525	887	916	10	10,963

Additions	-	-	140	264	6	70	15	495

Divestitures	-	-	-	(80)	(35)	(15)	(1)	(131)

Translation differences and other changes	26	-	145	378	79	43	(2)	669

Balance at December 31, 2017	3,121	293	1,522	5,087	937	1,014	22	11,996

Accumulated amortization and impairment losses Balance at December 31, 2015	635	60	821	2,143	763	538	-	4,960

Amortization	-	-	133	365	40	63	-	601

Impairment losses	-	-	-	-	-	-	-	-

Divestitures	-	-	-	(19)	-	(7)	-	(26)

Translation differences and other changes	1	-	(25)	(30)	(20)	(2)	-	(76)

Balance at December 31, 2016	636	60	929	2,459	783	592	-	5,459

Amortization	-	-	134	362	38	69	-	603

Impairment losses	-	-	-	19	-	-	-	19

Divestitures	-	-	-	(72)	(36)	(12)	-	(120)

Translation differences and other changes	2	-	135	165	68	21	-	391

Balance at December 31, 2017	638	60	1,198	2,933	853	670	-	6,352

Carrying amount at December 31, 2016	2,459	233	308	2,066	104	324	10	5,504

Carrying amount at December 31, 2017	2,483	233	324	2,154	84	344	22	5,644

Foreign exchange gains were $264 million in 2017 (losses of $31 million in 2016).

CNH Industrial   Consolidated Financial Statements at December 31, 2017   134

Goodwill, trademarks and intangible assets with indefinite useful lives

Goodwill is allocated to the Group’s cash-generating units identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

($ million)	At December 31, 2017	At December 31, 2016
Agricultural Equipment	1,701	1,690
Construction Equipment	582	580
Commercial Vehicles	64	55
Powertrain	5	5
Financial Services	131	129
Goodwill net carrying amount	2,483	2,459

Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to Agricultural Equipment and Construction Equipment and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units. No impairment loss was recognized.

The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2017 related to Agricultural Equipment (69%) to Construction Equipment (23%) and to Financial Services (5%), where the cash-generating units considered for the testing of the recoverability of the goodwill are the segments.

CNH Industrial determines the recoverable amount of these cash-generating units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach.

Under the income approach, CNH Industrial calculates the recoverable amount of a cash-generating unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units. The following discount rates before taxes as of December 31, 2017 and 2016 were selected:

	2017	2016
Agricultural Equipment	9.6%	14.1%
Construction Equipment	11.0%	13.3%
Financial Services	18.4%	21.6%

Expected cash flows used under the income approach are developed in conjunction with the CNH Industrial budgeting and forecasting processes. CNH Industrial uses nine years of expected cash flows for the Agricultural Equipment and Construction Equipment cash-generating units and four years of expected cash flows for the Financial Services cash-generating unit as management believes that these periods generally reflect the underlying market cycles for its businesses. Under the market approach, CNH Industrial estimates the recoverable amount of the Agricultural Equipment and Construction Equipment cash-generating units using revenue and EBITDA multiples and estimates the recoverable amount of the Financial Services cash-generating unit using book value, tangible book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear that no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

A terminal value is included at the end of the projection period used in the discounted cash flow analyses in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rate for the Agricultural Equipment cash-generating unit was 1.0% in 2017 and 2016, and for Construction Equipment was 3.0% in 2017 and 2016. The terminal value growth rate for Financial Services was 1.5% in 2017 and 2016.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   135

As of December 31, 2017, the estimated recoverable amount of each cash-generating unit with goodwill exceeded the carrying value by more than 30%.

The results obtained for Commercial Vehicles confirmed the absence of an impairment loss.

The sum of the recoverable amounts of CNH Industrial’s cash generating units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the recoverable amount and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

Finally, the estimates and budget data to which the above mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which the Group operates. Estimating the recoverable amount of cash generating units requires discretion and the use of estimates by management. The Group cannot guarantee that there will be no goodwill impairment in future periods. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by the Group.

Development costs

The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.

Development costs are tested for impairment at the cash-generating unit level.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   136

15. Property, plant and equipment

In 2017 and in 2016, changes in the carrying amount of Property, plant and equipment were as follows:

($ million)	Land	Industrial buildings	Plant, machinery and equipment	Assets sold with a buy- back commitment	Other tangible assets	Advances and tangible assets in progress	Total
Gross carrying amount Balance at December 31, 2015	276	2,780	7,857	2,601	799	191	14,504
Additions	-	28	251	871	27	112	1,289
Divestitures	(5)	(22)	(108)	(34)	(30)	(63)	(262)
Translation differences	(6)	(30)	(113)	(137)	(9)	(3)	(298)
Other changes	2	52	72	(467)	(5)	(106)	(452)
Balance at December 31, 2016	267	2,808	7,959	2,834	782	131	14,781
Additions	-	33	197	1,056	31	140	1,457
Divestitures	(1)	(69)	(280)	(202)	(21)	-	(573)
Translation differences	24	240	796	410	70	10	1,550
Other changes	(2)	172	(13)	(492)	(29)	(180)	(544)
Balance at December 31, 2017	288	3,184	8,659	3,606	833	101	16,671
Accumulated depreciation and impairment losses Balance at December 31, 2015	3	1,461	5,508	528	633	-	8,133
Depreciation	-	115	444	279	45	-	883
Impairment losses	-	19	-	26	-	-	45
Divestitures	-	(20)	(109)	(37)	(29)	-	(195)
Translation differences	-	(27)	(103)	(32)	(9)	-	(171)
Other changes	-	(7)	(5)	(169)	(11)	-	(192)
Balance at December 31, 2016	3	1,541	5,735	595	629	-	8,503
Depreciation	-	111	453	319	47	-	930
Impairment losses	-	7	7	67	-	-	81
Divestitures	-	(30)	(217)	(112)	(18)	-	(377)
Translation differences	-	147	617	89	62	-	915
Other changes	-	39	(72)	(149)	(29)	-	(211)
Balance at December 31, 2017	3	1,815	6,523	809	691	-	9,841
Carrying amount at December 31, 2016	264	1,267	2,224	2,239	153	131	6,278
Carrying amount at December 31, 2017	285	1,369	2,136	2,797	142	101	6,830

Commercial Vehicles recognized an impairment loss of $67 million and $26 million on Assets sold with a buy-back commitment for the years ended December 31, 2017 and 2016, respectively. The losses are recognized in the Cost of sales.

Other changes mainly includes the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment that are held for sale at the agreement expiry date of $342 million.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   137

The net carrying amount of assets leased under finance lease agreements included in Property, plant and equipment were as follows:

($ million)	At December 31, 2017	At December 31, 2016
Industrial buildings	62	63
Plant, machinery and equipment	1	54
Other	-	-
Total Property, plant and equipment under finance leases	63	117

At December 31, 2017, land and industrial buildings of the Group pledged as security for debt amounted to $103 million ($102 million at December 31, 2016); plant, machinery and equipment pledged as security for debt and other commitments amounted to $1 million ($54 million at December 31, 2016); these relate to suppliers’ assets recognized in the Consolidated Financial Statements in accordance with IFRIC 4 – Determining whether an arrangement contains a lease, with the simultaneous recognition of a financial lease payable.

CNH Industrial had contractual commitments of $101 million and $119 million for the acquisition of property, plant and equipment at December 31, 2017 and 2016, respectively.

16. Investments and other financial assets

($ million)	At December 31, 2017	At December 31, 2016
Investments accounted for using the equity method	590	505
Investments at cost	6	8
Total Investments	596	513
Other securities	1	1
Non-current financial receivables	34	40
Total Investments and other financial assets	631	554

At December 31, 2017 and 2016, no Non-current financial receivables had been pledged as security.

Investments

Changes in Investments in 2017 and in 2016 are set out below:

($ million)	At December 31, 2016	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2017
Investments in:
Unconsolidated subsidiaries	8	-	-	-	(2)	6
Joint ventures	343	59	2	11	(30)	385
Associates	162	38	-	22	(17)	205
Total Investments	513	97	2	33	(49)	596

($ million)	At December 31, 2015	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2016
Investments in:
Unconsolidated subsidiaries	10	-	-	-	(2)	8
Joint ventures	422	19	-	(37)	(61)	343
Associates	136	34	-	(5)	(3)	162
Total Investments	568	53	-	(42)	(66)	513

Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for an amount of $97 million in 2017 ($53 million in 2016).

Disposals and other changes, a decrease of $49 million in 2017, mainly consist of dividends by companies accounted for using the equity method. In particular, in 2017 dividend income mainly includes Turk Traktor Ve Ziraat Makineleri A.S. $26 million ($39 million in 2016).

CNH Industrial   Consolidated Financial Statements at December 31, 2017   138

Investments in joint ventures

A summary of investments in joint ventures at December 31, 2017 and 2016 is as follows:

	At December 31, 2017		At December 31, 2016
	% of interest	($ million)	% of interest	($ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	195	50.0	179
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	74	37.5	73
Other Joint ventures:
New Holland HFT Japan Inc.	50.0	69	50.0	52
CNH de Mexico SA de CV	50.0	30	50.0	26
Other		17		13
Total Other Joint ventures		116		91
Total Investments in joint ventures		385		343

Interests in joint ventures consist of 14 companies at December 31, 2017 (14 companies at December 31, 2016) and mainly include:

∎	Turk Traktor Ve Ziraat Makineleri A.S., Turkey: listed entity (37.5% CNH Industrial and 37.5% Koç Holding) which manufactures and distributes various models of both New Holland and Case IH tractors;

∎

Naveco (Nanjing IVECO Motor Co.) Ltd, People’s Rep. of China: joint venture (50% Iveco S.p.A. and 50% Nanjing Automotive Corporation, a subsidiary of the SAIC Group) which manufactures light and other commercial vehicles in China.

Interests in joint ventures are all accounted for using the equity method.

Summarized financial information relating to the material joint ventures of the Group, prepared in accordance with EU-IFRS, is as follows:

	At December 31, 2017		At December 31, 2016
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Cash and cash equivalents	195	143	316	82
Non-current assets	338	211	242	206
Current assets	511	401	541	386
Total Assets	1,044	755	1,099	674
Debt	-	302	-	274
Other liabilities	655	265	741	209
Total Liabilities	655	567	741	483
Total Equity	389	188	358	191

CNH Industrial   Consolidated Financial Statements at December 31, 2017   139

	2017		2016
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Net revenues	873	1,133	789	1,107
Depreciation and amortization	13	20	13	19
Trading profit/(loss)	6	118	(4)	147
Operating profit/(loss)	4	118	(56)	147
Net Financial income/(expenses)	4	(20)	5	(23)
Profit/(loss) before taxes	8	98	(51)	124
Income tax (expenses)	(1)	(12)	5	(5)
Profit/(loss) from continuing operations	7	86	(46)	119
Profit/(loss) from discontinued operations	-	-	-	-
Profit/(loss) (1)	7	86	(46)	119

Total Other comprehensive income, net of tax	-	-	-	-
Total Comprehensive income	7	86	(46)	119
(1)	In 2016, the $46 million loss of Naveco Ltd. included $84 million total negative impact due to its exit from a line of business.

This summarized financial information may be reconciled to the carrying amount of the % interest held in the joint ventures as follows:

	At December 31, 2017		At December 31, 2016

($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Total Equity	389	188	358	191
Group’s interest (%)	50.0	37.5	50.0	37.5
Pro-quota equity	195	71	179	72
Adjustments made by using the equity method	-	3	-	1
Carrying amount	195	74	179	73

Summarized financial information relating to the % interest held in the other joint ventures that are not individually material, is as follows:

($ million)	2017	2016
Profit/(loss) from continuing operations	22	(3)
Profit/(loss) from discontinued operations	-	-
Profit/(loss)	22	(3)

Total Other comprehensive income, net of tax	-	-
Total Comprehensive income	22	(3)

At December 31, 2017, the fair value of Investments in main listed joint ventures, based on prices quoted on regulated markets, is as follows:

($ million)	Carrying value	Fair value
Turk Traktor Ve Ziraat Makineleri A.S.	74	401

CNH Industrial   Consolidated Financial Statements at December 31, 2017   140

Investments in associates

A summary of investments in associates at December 31, 2017 and 2016 is as follows:

	At December 31, 2017		At December 31, 2016
	% of interest	($ million)	% of interest	($ million)
CNH Industrial Capital Europe S.a.S.	49.9	173	49.9	130
Other associates:
Al-Ghazi Tractors Ltd.	43.2	5	43.2	11
Other		27		21
Total Other associates		32		32
Total Investments in associates		205		162

At December 31, 2017, 5 associates are accounted for using the equity method (5 associates at December 31, 2016), and mainly include CNH Industrial Capital Europe S.a.S. (49.9% CNH Industrial N. V. and 50.1% BNP Paribas Group), managing end-customer financing in Europe.

At December 31, 2017, 4 associates (4 associates at December 31, 2016), that are not individually material, are accounted for using the cost method.

Summarized financial information relating to CNH Industrial Capital Europe S.a.S., material associate of the Group, is as follows:

($ million)	At December 31, 2017	At December 31, 2016
Non-current assets	-	-
Current assets	4,327	3,421
Total Assets	4,327	3,421
Debt	3,852	3,066
Other liabilities	145	107
Total Liabilities	3,997	3,173
Total Equity	330	248

($ million)	2017	2016
Net revenues	103	98
Trading profit/(loss)	66	62
Operating profit/(loss)	66	62
Profit/(loss) before taxes	66	62
Profit/(loss) from continuing operations	47	44
Profit/(loss) from discontinued operations	-	-
Profit/(loss)	47	44

Total Other comprehensive income, net of tax	-	-
Total Comprehensive income	47	44

CNH Industrial   Consolidated Financial Statements at December 31, 2017   141

This summarized financial information may be reconciled to the carrying amount of the % interest held in the associate as follows:

($ million)	At December 31, 2017	At December 31, 2016

Total Equity	330	248

Group’s interest (%)	49.9	49.9

Pro-quota equity	165	124

Adjustments made by using the equity method	8	6

Carrying amount	173	130

Summarized financial information relating to the Group’s pro-rata interest in associates that are not individually material, accounted for using the equity method, is as follows:

($ million)	2017	2016
Profit/(loss) from continuing operations	15	11
Profit/(loss) from discontinued operations	-	-
Profit/(loss)	15	11

Total Other comprehensive income, net of tax	-	-
Total Comprehensive income	15	11

17. Leased assets

This item changed as follows in 2017 and 2016:

($ million)	At December 31, 2016	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2017
Gross carrying amount	2,253	688	-	41	(742)	2,240
Less: Depreciation and impairment	(346)	-	(306)	(10)	267	(395)
Net carrying amount of Leased assets	1,907	688	(306)	31	(475)	1,845

($ million)	At December 31, 2015	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2016
Gross carrying amount	2,127	760	-	6	(640)	2,253
Less: Depreciation and impairment	(292)	-	(267)	-	213	(346)
Net carrying amount of Leased assets	1,835	760	(267)	6	(427)	1,907

At December 31, 2017, minimum lease payments receivable for assets under non-cancelable operating leases amount to $380 million ($356 million at December 31, 2016) and fall due as follows:

($ million)	At December 31, 2017	At December 31, 2016
Within one year	175	176
Between one and five years	204	180
Beyond five years	1	-
Total Minimum lease payments	380	356

No leased assets have been pledged as security at December 31, 2017 and 2016.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   142

18. Inventories

At December 31, 2017 and 2016, Inventories consisted of the following:

($ million)	At December 31, 2017	At December 31, 2016
Raw materials	1,278	1,185
Work-in-progress	601	756
Finished goods	4,574	3,791
Total Inventories	6,453	5,732

At December 31, 2017, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for $387 million ($329 million at December 31, 2016).

At December 31, 2017, the amount of Inventories measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) is $1,761 million ($1,665 million at December 31, 2016).

The amount of inventory write-downs recognized as an expense during 2017 is $118 million ($91 million in 2016).

There were no inventories pledged as security at December 31, 2017 and 2016.

19. Current receivables and Other current assets

A summary of Current receivables and Other current assets at December 31, 2017 and 2016 is as follows:

($ million)	At December 31, 2017	At December 31, 2016
Trade receivables	496	623
Receivables from financing activities	19,842	18,662
Current tax receivables	303	430
Other current assets:
Other current receivables	1,330	1,081
Accrued income and prepaid expenses	135	128
Total Other current assets	1,465	1,209
Total Current receivables and Other current assets	22,106	20,924

An analysis by due date is as follows:

	At December 31, 2017				At December 31, 2016
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Trade receivables	491	5	-	496	621	2	-	623
Receivables from financing activities	13,121	6,489	232	19,842	11,172	7,297	193	18,662
Current tax receivables	277	26	-	303	399	24	7	430
Other current receivables	877	436	17	1,330	1,017	21	43	1,081
Total Current receivables	14,766	6,956	249	21,971	13,209	7,344	243	20,796

CNH Industrial   Consolidated Financial Statements at December 31, 2017   143

Trade receivables

As of December 31, 2017 and 2016, CNH Industrial had trade receivables of $496 million and $623 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $109 million and $104 million at December 31, 2017 and 2016 respectively, determined on the basis of historical losses on receivables. Changes in the allowance for doubtful accounts during 2017 were as follows:

($ million)	At December 31, 2016	Provision	Use and other changes	At December 31, 2017
Allowances for doubtful accounts	104	20	(15)	109

Trade accounts have significant concentrations of credit risk in the Agricultural Equipment, Construction Equipment and Commercial Vehicles segments. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Receivables from financing activities

A summary of Receivables from financing activities as of December 31, 2017 and 2016 is as follows:

($ million)	At December 31, 2017	At December 31, 2016
Retail:
Retail financing	9,388	9,566
Finance leases	337	383
Total Retail	9,725	9,949

Wholesale:
Dealer financing	10,048	8,583
Total Wholesale	10,048	8,583

Other	69	130
Total Receivables from financing activities	19,842	18,662

CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for U.K.). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2017 and 2016 relating to the termination of dealer contracts.

Receivables from financing activities generally have significant concentrations of credit risk in the agriculture, construction and truck industries. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. CNH Industrial typically retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and finance leases.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   144

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of Receivables from financing activities as of December 31, 2017 and 2016 is as follows:

	At December 31, 2017

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	26	9	-	35	6,671	6,706	25	6,731

EMEA	3	4	4	11	261	272	-	272

LATAM	8	-	-	8	1,851	1,859	40	1,899

APAC	-	-	-	-	823	823	-	823

Total Retail	37	13	4	54	9,606	9,660	65	9,725

Wholesale

NAFTA	-	-	-	-	3,692	3,692	41	3,733

EMEA	23	12	4	39	5,061	5,100	9	5,109

LATAM	-	-	-	-	619	619	-	619

APAC	4	-	-	4	583	587	-	587

Total Wholesale	27	12	4	43	9,955	9,998	50	10,048

	At December 31, 2016

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	27	-	-	27	7,172	7,199	32	7,231

EMEA	-	-	-	-	348	348	-	348

LATAM	14	-	-	14	1,662	1,676	73	1,749

APAC	1	-	-	1	620	621	-	621

Total Retail	42	-	-	42	9,802	9,844	105	9,949

Wholesale

NAFTA	-	-	-	-	3,591	3,591	39	3,630

EMEA	29	2	-	31	3,847	3,878	23	3,901

LATAM	-	-	-	-	594	594	2	596

APAC	2	-	6	8	448	456	-	456

Total Wholesale	31	2	6	39	8,480	8,519	64	8,583

CNH Industrial   Consolidated Financial Statements at December 31, 2017   145

Allowance for credit losses activity for the years ended December 31, 2017 and 2016 is as follows (in millions):

	Year ended December 31, 2017
($ million)	Retail	Wholesale	Other	Total
Opening balance	374	200	-	574
Provision	72	11	-	83
Charge-offs, net of recoveries	(103)	(15)	-	(118)
Foreign currency translation and other	40	4	-	44
Ending balance	383	200	-	583
Ending balance: Individually evaluated for impairment	212	164	-	376
Ending balance: Collectively evaluated for impairment	171	36	-	207
Receivables:
Ending balance	9,725	10,048	69	19,842
Ending balance: Individually evaluated for impairment	347	540	-	887
Ending balance: Collectively evaluated for impairment	9,378	9,508	69	18,955
	Year ended December 31, 2016
($ million)	Retail	Wholesale	Other	Total
Opening balance	394	158	-	552
Provision	52	60	-	112
Charge-offs, net of recoveries	(82)	(14)	-	(96)
Foreign currency translation and other	10	(4)	-	6
Ending balance	374	200	-	574
Ending balance: Individually evaluated for impairment	179	149	-	328
Ending balance: Collectively evaluated for impairment	195	51	-	246
Receivables:
Ending balance	9,949	8,583	130	18,662
Ending balance: Individually evaluated for impairment	317	491	-	808
Ending balance: Collectively evaluated for impairment	9,632	8,092	130	17,854

CNH Industrial   Consolidated Financial Statements at December 31, 2017   146

Receivables from financing activities are considered impaired when it is probable that CNH Industrial will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	At December 31, 2017				At December 31, 2016
($ million)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
With no related allowance
Retail
NAFTA	-	-	-	-	-	-	-	-
EMEA	-	-	-	-	90	90	-	74
LATAM	-	-	-	-	-	-	-	-
APAC	-	-	-	-	-	-	-	-
Wholesale
NAFTA	-	-	-	-	-	-	-	-
EMEA	-	-	-	-	-	-	-	-
LATAM	-	-	-	-	-	-	-	-
APAC	-	-	-	-	-	-	-	-

With an allowance recorded
Retail
NAFTA	39	37	18	41	31	30	18	31
EMEA	260	260	170	277	171	171	143	195
LATAM	45	45	22	32	23	23	17	23
APAC	3	3	2	2	2	2	1	2
Wholesale
NAFTA	44	44	3	49	44	43	4	46
EMEA	457	457	134	443	420	420	131	378
LATAM	30	17	21	28	22	15	12	18
APAC	9	9	6	4	5	5	2	18
Total Retail	347	345	212	352	317	316	179	325
Total Wholesale	540	527	164	524	491	483	149	460

Finance lease receivables mainly relate to vehicles of Commercial Vehicles, Agricultural Equipment and Construction Equipment leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.

The item may be analyzed as follows stated gross of an allowance of $174 million at December 31, 2017 ($156 million at December 31, 2016):

	At December 31, 2017				At December 31, 2016
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Receivables for future minimum lease payments	257	226	43	526	265	286	2	553
Less: unrealized interest income	(6)	(9)	-	(15)	(6)	(8)	-	(14)
Present value of future minimum lease payments	251	217	43	511	259	278	2	539

CNH Industrial   Consolidated Financial Statements at December 31, 2017   147

Other current assets

At December 31, 2017, Other current assets mainly consist of other tax receivables for VAT and other indirect taxes of $1,101 million ($828 million at December 31, 2016), Receivables from employees of $34 million ($49 million at December 31, 2016) and Accrued income and prepaid expenses of $135 million ($128 million at December 31, 2016).

Refer to section “Risk Management” and Note 33 “Information on financial risks” for additional information on the credit risk to which CNH Industrial is exposed and the way it is managed by the Group.

Transfers of financial assets

The Group transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement, for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 27 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

At December 31, 2017 and 2016, the carrying amount of such transferred financial assets not derecognized and the related liability and the respective fair values were as follows:

	At December 31, 2017				At December 31, 2016

($ million)	Trade receivables	Receivables from financing activities	Other financial assets	Total	Trade receivables	Receivables from financing activities	Other financial assets	Total

Carrying amount of assets	3	14,022	788	14,813	8	13,585	882	14,474

Carrying amount of the related liabilities	(3)	(11,237)	(788)	(12,028)	(8)	(10,880)	(896)	(11,784)

Liabilities for which the counterparty has the right to obtain relief on the transferred assets:

Fair value of the assets	3	13,962	788	14,753	8	13,570	882	14,459

Fair value of the liabilities	(3)	(11,029)	(787)	(11,819)	(8)	(10,880)	(879)	(11,586)

Net position	-	2,933	1	2,934	-	2,870	3	2,873

Other financial assets also include the cash with a pre-determined use restricted to the repayment of the securitization debt.

CNH Industrial has discounted receivables and bills without recourse having due dates beyond December 31, 2017 amounting to $566 million ($566 million at December 31, 2016, with due dates beyond that date), which refer to trade receivables and other receivables for $562 million ($551 million at December 31, 2016) and receivables from financing activities for $4 million ($15 million at December 31, 2016).

CNH Industrial   Consolidated Financial Statements at December 31, 2017   148

20. Current securities

This item amounts to zero at December 31, 2017 and 2016.

21. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivatives or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $11 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.9 billion and $7.0 billion at December 31, 2017 and 2016, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and was insignificant for all periods presented. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks. Ineffectiveness was insignificant for the years ended December 31, 2017 and 2016.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure

CNH Industrial   Consolidated Financial Statements at December 31, 2017   149

that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2017 and 2016. All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2017 and 2016 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $3.9 billion and $4.3 billion at December 31, 2017 and 2016, respectively.

The fair values of CNH Industrial’s derivatives at December 31, 2017 and 2016 in the consolidated statement of financial position are recorded as follows:

	At December 31, 2017		At December 31, 2016
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives Designated as Hedging Instruments
Fair value hedges:
Interest rate derivatives	1	(15)	11	(14)
Total Fair value hedges	1	(15)	11	(14)

Cash flow hedges:
Currency risks - Forward contracts and Currency swaps	53	(55)	47	(105)
Interest rate derivatives	6	(1)	4	(3)
Total Cash flow hedges	59	(56)	51	(108)
Total Derivatives Designated as Hedging Instruments	60	(71)	62	(122)

Derivatives Not Designated as Hedging Instruments
Foreign exchange contracts	13	(22)	31	(116)
Interest rate derivatives	4	(5)	2	(11)
Total Derivatives Not Designated as Hedging Instruments	17	(27)	33	(127)
Other financial assets/(liabilities)	77	(98)	95	(249)

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   150

Pre-tax gains/(losses) related to CNH Industrial’s derivatives for the year ended December 31, 2017 and 2016 are recorded in the following accounts of consolidated income statement and consolidated statement of comprehensive income:

($ million)	2017	2016
Fair value Hedges
Interest rate derivatives— Financial income/(expenses)	(12)	(33)
Gains/(losses) on hedged items— Financial income/(expenses)	12	33

Cash Flow Hedges
Recognized in Other comprehensive income (effective portion):	53	(59)

Reclassified from other comprehensive income (effective portion):
Foreign exchange contracts – Net revenues	6	55
Foreign exchange contracts – Cost of sales	(47)	(4)
Foreign exchange contracts – Financial income/(expenses)	10	(5)
Interest rate derivatives – Cost of sales	(4)	(3)
Other derivatives – Cost of sales	4	(1)

Not designated as hedges
Foreign exchange contracts – Financial income/(expenses)	(3)	(231)

22. Cash and cash equivalents

Cash and cash equivalents consist of:

($ million)	At December 31, 2017	At December 31, 2016
Cash at banks	4,786	4,127
Restricted cash	770	837
Money market securities	644	890
Total Cash and cash equivalents	6,200	5,854

Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. The carrying amount of cash and cash equivalents is considered to be in line with their fair value at the balance sheet date.

Restricted cash mainly includes banks deposits which may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

23. Assets held for sale

At December 31, 2017, Assets held for sale consist mainly of buildings and factories.

The items included in Assets held for sale may be summarized as follows:

($ million)	At December 31, 2017	At December 31, 2016
Property, plant and equipment	13	22
Total Assets	13	22

CNH Industrial   Consolidated Financial Statements at December 31, 2017   151

24. Equity

Share capital

The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2017, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,363,592,506 common shares outstanding, net of 807,690 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,906,690 special voting shares outstanding, net of 7,567,586 special voting shares held in treasury by the Company as described in the following section).

Changes in the composition of the share capital of CNH Industrial during 2017, 2016, and 2015 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. special voting shares issued	Less: Treasury shares	CNH Industrial N.V. special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares

Total CNH Industrial N.V. shares at December 31, 2014	1,355,319,640	-	1,355,319,640	474,474,276	(59,074,773)	415,399,503	1,829,793,916	(59,074,773)	1,770,719,143

Capital increase	6,729,349	-	6,729,349	-	-	-	6,729,349	-	6,729,349
(Purchases)/Sales of treasury shares	-	-	-	-	(2,150,297)	(2,150,297)	-	(2,150,297)	(2,150,297)
Total CNH Industrial N.V. shares at December 31, 2015	1,362,048,989	-	1,362,048,989	474,474,276	(61,225,070)	413,249,206	1,836,523,265	(61,225,070)	1,775,298,195

Capital increase	860,622	-	860,622	-	-	-	860,622	-	860,622
(Purchases)/Sales of treasury shares	-	(1,278,708)	(1,278,708)	-	(981,003)	(981,003)	-	(2,259,711)	(2,259,711)
Total CNH Industrial N.V. shares at December 31, 2016	1,362,909,611	(1,278,708)	1,361,630,903	474,474,276	(62,206,073)	412,268,203	1,837,383,887	(63,484,781)	1,773,899,106

Capital increase	1,490,585	-	1,490,585	-	-	-	1,490,585	-	1,490,585
(Purchases)/Sales of treasury shares	-	471,018	471,018	-	(23,361,513)	(23,361,513)	-	(22,890,495)	(22,890,495)
Cancellation of shares	-	-	-	(78,000,000)	78,000,000	-	(78,000,000)	78,000,000	-
Total CNH Industrial N.V. shares at December 31, 2017	1,364,400,196	(807,690)	1,363,592,506	396,474,276	(7,567,586)	388,906,690	1,760,874,472	(8,375,276)	1,752,499,196

During the years ended December 31, 2017 and 2016, 23 million and 1 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions. On September 15, 2017, the Company cancelled 78,000,000 special voting shares held in treasury, consequently, the total amount of issued special voting shares was reduced from 474,474,276 to 396,474,276.

Furthermore, during the years ended December 31, 2017 and 2016, the Company delivered 5.3 million and 1.7 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.

The Company is required to maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares do not carry any entitlement to the balance of the special capital reserve. The Board of Directors is authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

CNH Industrial  Consolidated Financial Statements at December 31, 2017    152

The Company is required to maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

On March 2, 2018, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.14 per common share, totaling approximately €191 million (equivalent to approximately $235 million, translated at the exchange rate reported by the European Central Bank on February 27, 2018). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 13, 2018.

At the AGM held by CNH Industrial on April 14, 2017, shareholders approved the payment of a dividend of €0.11 per common share. The dividend was paid in May 2017 for a total amount of €150 million ($161 million). The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

The Board of Directors has the power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.

The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   153

In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.

The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.

Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.

Policies and processes for managing capital

The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and maintain access to external sources of funds, including by means of achieving an adequate rating.

The Group consistently monitors the evolution of its debt/equity ratio and in particular the level of net debt and the generation of cash from Industrial Activities.

To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves.

The Company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).

The Company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:

∎

the general meeting of shareholders has authorized the Board of Directors to make such acquisition – which authorization shall be valid for no more than eighteen months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

∎

the Company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

∎

the aggregate par value of the shares to be acquired and the shares in its share capital the Company already holds, holds as pledgee or are held by a subsidiary, does not amount to more than one half of the aggregate par value of the issued share capital.

If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then the Group is not allowed any acquisition under Dutch law.

No authorization shall be required, if the Company acquires its own shares for the purpose of transferring the same to directors or employees of the Company or a Group company as defined in Article 2:24b of the Dutch Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.

The preceding provisions shall not apply to shares which the Company acquires under universal title of succession (algemene titel).

No voting rights may be exercised in the general meeting of shareholders for any share held by the Company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the Company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the Company or any of its subsidiaries. The Company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.

Any acquisition by the Company of shares that have not been fully paid up shall be void.

Any disposal of shares held by the Company requires approval of the Board of Directors. Such approval shall also stipulate the conditions of the disposal.

Special voting shares

In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold through the issuance of special voting shares.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   154

A shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.

CNH Industrial N.V. issued special voting shares with a nominal value of €0.01 each to those eligible shareholders who elected to receive such special voting shares upon completion of the merger of Fiat Industrial and of CNH Global respectively with and into CNH Industrial N.V.

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.

The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.

Treasury shares

Consistent with previous AGMs, at the AGM held on April 14, 2017, shareholders renewed the authority granted to the Board of Directors to acquire common shares in the capital of the Company through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 14, 2017, for a period of 18 months from the date of the AGM and, therefore, expiring on October 13, 2018, subject to certain maximum and minimum price requirements.

Implementing such resolution on June 5, 2017, the Company announced a renewal of the existing buy-back program to repurchase up to $300 million in common shares.

During the year ended December 31, 2017, the Company repurchased 3.3 million shares of its common stock on the MTA under the buy-back program at an aggregate cost of $38 million. As of December 31, 2017, the Company held 807,690 common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $10 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. At the 2018 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares. After such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program.

During the year ended December 31, 2017, the Company acquired approximately 23 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2017, the Company held 7,567,586 special voting shares in treasury.

Capital reserves

At December 31, 2017, capital reserves amounting to $3,253 million ($3,237 million at December 31, 2016) mainly consist of the share premium deriving from the Merger.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   155

Earnings reserves

Earnings reserves, amounting to $5,211 million at December 31, 2017 ($4,912 million at December 31, 2016) mainly consist of retained earnings and profits attributable to the owners of the parent.

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

($ million)	2017	2016
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	55	(126)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	55	(126)

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	53	(59)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	31	(42)
Gains/(losses) on cash flow hedging instruments	84	(101)

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	-	-
(Gains)/losses on the remeasurement of available-for-sale financial assets reclassified to profit or loss	-	-
Gains/(losses) on the remeasurement of available-for-sale financial assets	-	-

Exchange gains/(losses) on translating foreign operations arising during the period	(150)	274
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	(50)	-
Exchange gains/(losses) on translating foreign operations	(200)	274

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	33	(35)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	-	(6)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	33	(41)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(83)	132
Tax effect (C)	(80)	23
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(108)	29

CNH Industrial  Consolidated Financial Statements at December 31, 2017    156

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	2017			2016
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	55	(69)	(14)	(126)	6	(120)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	55	(69)	(14)	(126)	6	(120)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	84	(11)	73	(101)	17	(84)
Gains/(losses) on the remeasurement of available-for-sale financial assets	-	-	-	-	-	-
Exchange gains/(losses) on translating foreign operations	(200)	-	(200)	274	-	274
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	33	-	33	(41)	-	(41)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(83)	(11)	(94)	132	17	149
Total Other comprehensive income/(loss)	(28)	(80)	(108)	6	23	29

Share-based compensation

For the year ended December 31, 2017, CNH Industrial recognized total share-based compensation expense of $19 million. For the year ended December 31, 2016 CNH Industrial recognized total share-based compensation expense of $3 million which included a $37 million reversal of previously recognized expense for performance share units linked to non-market conditions for which the Company does not believe it is probable that the performance conditions will be achieved. For the year ended December 31, 2017, and 2016, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $1 million and zero, respectively. As of December 31, 2017, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately $104 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.79 years.

CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”).

CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”)

At the AGM held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows:

∎

The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

∎

The EIP authorized 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

∎

The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial N.V. The termination of the EIP will not affect previously granted awards.

CNH Industrial  Consolidated Financial Statements at December 31, 2017    157

Performance Share Units

In 2014 CNH Industrial issued a one-time grant of Performance Share Units (PSU’s) to its Chief Executive Officer and selected key employees, with financial performance goals covering the five-year period from January 1, 2014 to December 31, 2018. This PSU grant totaled approximately 12 million units. In 2016 and 2017, prorated share amounts covering performance through this same period were issued to new employees entering the plan. PSU’s granted in these years were 0.5 million and zero respectively. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of the total grant was expected to vest in February 2017, but such grants did not vest as both the performance and market conditions for the performance period 2014 through 2016 were not met.

In December 2017, CNH Industrial cancelled all PSU’s issued in 2014, 2015 and 2016 and issued a grant of Performance Share Units (“PSU’s”) to its Chief Executive Officer and selected key employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. This PSU grant totaled approximately 7 million units. The performance goal is a market condition with a payout schedule ranging from 0 to 130%. In addition there is a performance condition that if not met, reduces the payout by 30%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 7 million shares. The awards cliff vest on February 28, 2020 to the extent that the market condition is met upon completion of the performance period on December 31, 2019.

The awards were granted on December 12 and December 22, 2017 with a weighted average fair value of $9.14 per share. The fair values of the awards are based on the market condition and are calculated using the Monte Carlo Simulation model. The key assumptions utilized to calculate the grant-date fair values for awards issued on these two grant dates are listed below:

	Key Assumptions for awards issued on:
	December 12, 2017	December 22, 2017
Grant date stock price (in $)	10.04	10.73
Expected Volatility	31.2%	31.1%
Dividend yield	0.91%	0.87%
Risk-free rate	1.95%	2.01%

The expected volatility is based on the daily stock price movements experienced by the common shares of CNH Industrial N.V. over a three-year period ending on the grant date. The expected dividend yield was based on CNH Industrial’s historical dividend payout as management expected the dividend payout for future years to be consistent. The risk-free interest rate was based on the yields of three-year U.S. Treasury bonds.

The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2017 and 2016:

	2017		2016
	Performance shares	Weighted average grant date fair value (in $)	Performance shares	Weighted average grant date fair value (in $)

Nonvested at beginning of year	11,725,260	8.51	11,591,260	8.64

Granted	6,632,100	9.14	471,200	5.13

Forfeited	(11,725,260)	9.23	(337,200)	8.23

Vested	-	-	-	-

Nonvested at end of year	6,632,100	9.14	11,725,260	8.51

CNH Industrial   Consolidated Financial Statements at December 31, 2017   158

Restricted Share Units

In 2016 and 2017, CNH Industrial issued to selected employees approximately 2 million, and 4 million Restricted Share Units (“RSUs”) with a weighted average fair value of $7.30 and $13.23 per share, respectively. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to the Chairman of CNH Industrial N.V. in June 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairman will not receive during the vesting period. These shares are service based and will vest in five tranches at the end of each year. The first, second, third and fourth tranches of 750 thousand, 750 thousand, 600 thousand and 450 thousand shares vested on December 31, 2014, 2015, 2016 and 2017, respectively, and were exercised on February 23, 2015, February 8, 2016, February 8, 2017 and February 20, 2018, respectively.

The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2017 and 2016:

	2017		2016

	Restricted shares	Weighted average grant date fair value (in $)	Restricted shares	Weighted average grant date fair value (in $)

Nonvested at beginning of year	4,232,708	8.14	3,745,520	9.07

Granted	3,939,100	13.23	2,046,280	7.30

Forfeited	(172,706)	7.77	(110,420)	8.16

Vested	(1,906,868)	8.67	(1,448,672)	9.35

Nonvested at end of year	6,092,234	11.38	4,232,708	8.14

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial N.V. On April 14, 2017, shareholders approved a proposed amendment to the CNH Industrial DCP pursuant to which non-executive directors would only be paid cash compensation for their service as a director. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial N.V. Board in the form of cash, provided that such members do not receive salary or other employment compensation from CNH Industrial N.V. or FCA, and their subsidiaries and affiliates:

∎	$125,000 annual retainer fee for each Non-Executive Director.

∎	An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairman.

∎	An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairman (collectively, the “fees”).

Prior to the amendment of the CNH Industrial DCP, each quarter of the CNH Industrial DCP year, the eligible directors elected the form of payment of their fees. If the elected form was common shares, the eligible director would receive as many common shares as equal to the amount of fees the director elected to be paid in common shares, divided by the fair market value of a CNH Industrial N.V. common share on the date that the quarterly payment was made. Common shares issued to the eligible director vested immediately upon grant. If an eligible director elected to receive all or a portion of fees in the form of a stock option, the number of common shares underlying the stock option was determined by dividing (i) by (ii) where (i) equals the dollar amount of the quarterly payment that the eligible director elected to receive in the form of stock options multiplied by four and (ii) the fair market value of the common shares on the date that the quarterly payment was made. The CNH Industrial DCP defined fair market value, as applied to each ordinary share, to be equal to the average of the highest and lowest sale price of a CNH Industrial N.V. common share during normal trading hours on the last trading day of each plan quarter in which sales of common shares on the New York Stock Exchange are recorded. Stock options granted as a result of such an election vested immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   159

There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. As of December 31, 2017, 0.05 million stock options were issued under the CNH Industrial DCP (prior to the amendment described above) at a weighted average exercise price of $9.42 per share. The weighted average fair value for the stock options that were issued in 2015 was $1.65. No stock options were issued under this plan in 2017 or 2016. As of December 31, 2017, 0.02 million restricted share units were issued under the CNH Industrial DCP. The weighted average grant-date fair value of the RSUs that were issued in 2015, 2016 and 2017 were $8.16, $6.78, and $9.28, respectively.

CNH Global Directors’ Compensation Plan (“CNH DCP”)

CNH Global Directors’ Compensation Plan stipulates the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global N.V. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. As of December 31, 2017, approximately 0.01 million stock options from the CNH DCP were still outstanding. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

CNH Global Equity Incentive Plan (the “CNH EIP”)

The CNH Global Equity Incentive Plan provides for grants of stock options, restricted share units and performance share units to former officers and employees of CNH Global. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH EIP in connection with the Merger. CNH Industrial can not issue any new equity awards under the CNH EIP; however, CNH Industrial is required to issue shares under the CNH EIP to settle the exercise or vesting of the existing equity awards.

On September 29, 2013, outstanding stock options, unvested restricted share units and performance share units under the CNH EIP became exercisable or convertible for common shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced to take into account the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share. The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013.

Stock Option Plan

In September 2012, approximately 2.7 million performance-based stock options (at target award levels) were issued under the CNH EIP (the “2012 Grant”). Upon the achievement of CNH Global’s 2012 target performance objective, approximately 4 million of options were granted. These options vested in three equal tranches in February 2012, 2013 and 2014. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

No stock options were issued in 2015, 2016 or 2017 under the CNH EIP.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2017 and 2016:

	At December 31, 2017			At December 31, 2016

Exercise Price (in $)	Number of options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (in $)	Number of options outstanding	Weighted average exercise price (in $)

5.01 - 10.00	214,574	0.15	8.78	3,378,704	8.78

10.01 - 15.00	-	-	-	3,832,177	10.15

Total	214,574			7,210,881

CNH Industrial   Consolidated Financial Statements at December 31, 2017   160

The Black-Scholes pricing model was used to calculate the fair value of stock options for options granted in 2012 under the CNH EIP. The assumptions used under the Black-Scholes pricing model were as follows:

2012

Equity Incentive Plan

Risk-free interest rate	0.40%

Expected dividend yield	0.00%

Price volatility of CNH Global N.V. shares	51.70%

Option life (years)	3.39

The risk-free interest rate was based on the U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of common shares of CNH Global N.V. over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant was based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield was determined to be zero as management did not expect CNH Global N.V. to pay ordinary dividends. Based on this model, the fair value of stock options awarded under the CNH EIP was $3.60.

The following table reflects the stock option activity under the CNH EIP for the years ended December 31, 2017 and 2016:

		2017	2016

	Number of options	Weighted average exercise price (in $)	Number of options	Weighted average exercise price (in $)

Outstanding at beginning of year	7,210,881	9.51	8,642,903	9.21

Exercised	(3,164,130)	8.78	-	-

Expired	(3,832,177)	10.15	(1,432,022)	7.96

Outstanding at end of year	214,574	8.78	7,210,881	9.51

Exercisable at end of year	214,574	8.78	7,210,881	9.51

25. Provisions for employee benefits

CNH Industrial provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service. CNH Industrial provides post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, CNH Industrial has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2017 and 2016, CNH Industrial recorded expenses of $578 million and $504 million, respectively, for its defined contribution plans, inclusive of social security contributions.

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: Pension plans, Healthcare plans, and Other post-employment benefits.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   161

Pension plans

Pension obligations primarily comprise the obligations of CNH Industrial’s pension plans in the United States, the United Kingdom, and Germany.

Under these plans, contributions are made to a separate fund (trust) that independently administers the plan assets. CNH Industrial’s funding policy is to contribute amounts to the plan equal to the amounts required to meet the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The significant pension plans that we are required to fund are in the United States and the United Kingdom. CNH Industrial may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Group is not required to make further contribution to the plan in respect of minimum performance requirements so long as the fund is in surplus.

Healthcare plans

Healthcare plan obligations comprise obligations for healthcare and insurance plans granted to CNH Industrial employees working in the United States and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. CNH Industrial U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. These plans are not required to be funded. However, beginning in 2007, CNH Industrial began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American healthcare plans.

Other post-employment benefits

Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving Italian legal entities. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years until December 31, 2006. Loyalty bonus is accrued for employees who have reached certain service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets.

Provisions for employee benefits at December 31, 2017 and 2016 are as follows:

($ million)	At December 31, 2017	At December 31, 2016

Post-employment benefits:

Pension plans	891	864

Healthcare plans	935	994

Other	373	335

Total Post-employment benefits	2,199	2,193

Other provisions for employees	298	262

Other long-term employee benefits	90	77

Total Provision for employee benefits	2,587	2,532

Defined benefit plan assets	28	4

Total Defined benefit plan assets	28	4

The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months from the end of the period in which the employees render the related service.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   162

The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

In 2017 and in 2016 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

($ million)	At December 31, 2016	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2017

Other provisions for employees	262	156	(147)	27	298

Other long-term employee benefits	77	9	(7)	11	90

Total	339	165	(154)	38	388

million)	At December 31, 2015	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2016

Other provisions for employees	218	134	(71)	(19)	262

Other long-term employee benefits	76	10	(5)	(4)	77

Total	294	144	(76)	(23)	339

Post-employment benefits

The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2017 and 2016 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)

	At December 31,		At December 31,		At December 31,

($ million)	2017	2016	2017	2016	2017	2016

Present value of obligations	3,365	3,190	1,119	1,105	373	335

Less: Fair value of plan assets	(2,520)	(2,330)	(184)	(111)	-	-

Deficit/(surplus)	845	860	935	994	373	335

Effect of the asset ceiling	18	-	-	-	-	-

Net liability/(Net asset)	863	860	935	994	373	335

Reimbursement rights	1	1	-	-	-	-

Amounts at year-end:

Liabilities	891	864	935	994	373	335

Assets	(28)	(4)	-	-	-	-

Net liability	863	860	935	994	373	335

(1)	The healthcare and other post-employment plans are not required to be prefunded.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   163

Changes in the present value of post-employment obligations in 2017 and 2016 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)

($ million)	2017	2016	2017	2016	2017	2016

Present value of obligation at the beginning of the year	3,190	3,283	1,105	1,157	335	341

Current service cost	25	24	6	7	8	7

Interest expense	74	86	36	39	2	3

Other costs	10	5	-	-	-	-

Contribution by plan participants	3	3	7	8	-	-

Remeasurements:

Actuarial losses/(gains) from changes in demographic assumptions	(43)	(6)	(8)	(14)	4	-

Actuarial losses/(gains) from changes in financial assumptions	116	297	42	(31)	(2)	12

Other remeasurements	(31)	(13)	(5)	7	6	3

Total remeasurements	42	278	29	(38)	8	15

Exchange rate differences	206	(256)	4	2	47	-

Benefits paid	(185)	(190)	(68)	(71)	(27)	(22)

Past service cost	-	(6)	-	-	-	2

Change in scope of consolidation	-	-	-	-	-	-

Curtailments	-	-	-	-	-	-

Settlements	-	(37)	-	-	-	-

Other changes	-	-	-	1	-	(11)

Present value of obligation at the end of the year	3,365	3,190	1,119	1,105	373	335

(1)	The healthcare and other post-employment plans are not required to be prefunded.

Other remeasurements mainly include in 2017 and 2016 the amount of experience adjustments.

Changes in the fair value of plan assets for post-employment benefits in 2017 and 2016 are as follows:

	Pension plans		Healthcare plans(1)
($ million)	2017	2016	2017	2016

Fair value of plan assets at the beginning of the year	2,330	2,482	111	105

Interest income	60	71	3	3

Remeasurements:

Return on plan assets	136	124	16	5

Actuarial gains/(losses) from changes in financial assumptions	-	-	-	-

Total remeasurements	136	124	16	5

Exchange rate differences	113	(184)	-	-

Contribution by employer	34	35	56	-

Contribution by plan participants	3	3	-	-

Benefits paid	(156)	(163)	(2)	(2)

Change in scope of consolidation	-	-	-	-

Settlements	-	(38)	-	-

Other changes	-	-	-	-

Fair value of plan assets at the end of the year	2,520	2,330	184	111

(1)	The healthcare plans are not required to be prefunded.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   164

Net benefit cost/(income) recognized during 2017 and 2016 for post-employment benefits is as follows:

	Pension plans		Healthcare plans		Other

($ million)	2017	2016	2017	2016	2017	2016

Service cost:

Current service cost	25	24	6	7	8	7

Past service cost and (gain)/loss from curtailments and settlements	-	(5)	-	-	-	2

Total Service cost	25	19	6	7	8	9

Net interest expense	14	15	33	36	2	3

Other costs	10	5	-	-	-	-

Net benefit cost/(income) recognized to profit or loss	49	39	39	43	10	12

Remeasurements:

Return on plan assets	(136)	(124)	(16)	(5)	-	-

Actuarial losses/(gains) from changes in demographic assumptions	(43)	(6)	(8)	(14)	4	-

Actuarial losses/(gains) from changes in financial assumptions	116	297	42	(31)	(2)	12

Other remeasurements	(31)	(13)	(5)	7	6	3

Total remeasurements	(94)	154	13	(43)	8	15

Exchange rate differences	93	(72)	4	2	47	-

Net benefit cost/(income) recognized to other comprehensive income	(1)	82	17	(41)	55	15

Total net benefit cost/(income) recognized during the year	48	121	56	2	65	27

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2017 and 2016:

		U.S.		U.K.		Germany(1)	Other Countries(1)

($ million)	2017	2016	2017	2016	2017	2016	2017	2016

Change in benefit obligations:

Present value of obligation at the beginning of the year	1,159	1,208	1,315	1,332	419	438	297	305

Current service cost	5	5	5	5	4	3	11	11

Interest expense	37	39	29	37	4	6	4	4

Other costs	5	3	4	2	-	-	1	-

Contribution by plan participants	-	-	-	-	-	-	3	3

Remeasurements	53	26	(16)	241	(2)	12	7	(1)

Benefits paid	(86)	(86)	(54)	(60)	(28)	(27)	(17)	(17)

Past service costs	-	-	-	-	-	-	-	(6)

Settlements	-	(37)	-	-	-	-	-	-

Exchange rate differences and other	-	1	126	(242)	56	(13)	24	(2)

Present value of obligation at the end of the year	1,173	1,159	1,409	1,315	453	419	330	297

Change in the fair value of plans assets:

Fair value of plan assets at the beginning of the year	1,139	1,182	918	1,028	5	5	268	267

Interest income	36	38	21	29	-	-	3	4

Remeasurements	116	42	8	77	-	-	12	5

Contribution by employer	-	-	23	25	-	-	11	10

Contribution by plan participants	-	-	-	-	-	-	3	3

Benefits paid	(85)	(85)	(54)	(60)	-	-	(17)	(18)

Settlements	-	(38)	-	-	-	-	-	-

Exchange rate differences and other	-	-	89	(181)	3	-	21	(3)

Fair value of plan assets at the end of the year	1,206	1,139	1,005	918	8	5	301	268

Funded status	33	(20)	(404)	(397)	(445)	(414)	(29)	(29)

(1)	Pension benefits in Germany and some other countries are not required to be prefunded.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   165

Changes in the effects of the asset ceiling for 2017 and 2016 are as follows:

	Pension plans		Healthcare plans

($ million)	2017	2016	2017	2016

Effect of the asset ceiling at the beginning of the year	-	6	-	-

Other comprehensive (income)/loss	18	(7)	-	-

Other increase/(decrease)	-	1	-	-

Effect of the asset ceiling at the end of the year	18	-	-	-

The weighted average durations of post-employment benefits obligations are as follows:

N° of years

Pension plans	12

Healthcare plans	12

Other	10

Assumptions

The following assumptions were utilized in determining the funded status at December 31, 2017 and 2016, and the expense of CNH Industrial’s defined benefit plans for the years ended December 31, 2017 and 2016:

	Assumptions used to determine funded status at year-end

	At December 31, 2017			At December 31, 2016

(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other

Weighted-average discount rates	2.57	3.53	1.44	2.82	3.97	1.50

Weighted-average rate of compensation increase	2.68	n/a	0.99	2.95	n/a	1.17

Weighted-average, initial healthcare cost trend rate	n/a	6.46	n/a	n/a	6.72	n/a

Weighted-average, ultimate healthcare cost trend rate(*)	n/a	5.00	n/a	n/a	5.00	n/a

	Assumptions used to determine expense at year-end

	At December 31, 2017			At December 31, 2016

(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other

Weighted-average discount rates – current service cost	1.98	3.97	1.59	2.70	4.21	2.12

Weighted-average discount rates – interest cost	2.32	3.39	1.33	2.82	3.49	1.83

Weighted-average rate of compensation increase	2.73	2.50	0.37	2.98	2.50	1.30

Weighted-average, initial healthcare cost trend rate	n/a	6.72	n/a	n/a	6.98	n/a

Weighted-average, ultimate healthcare cost trend rate(*)	n/a	5.00	n/a	n/a	5.00	n/a

(*)	CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2024 and 2018 for U.S. and Canada plans, respectively.

Assumed discount rates are used in measurements of pension, healthcare and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   166

The assumed healthcare trend rate represents the rate at which healthcare costs are assumed to increase. Rates are determined based on CNH Industrial’s specific experience, consultation with actuaries and outside consultants, and various trend factors including general and healthcare sector-specific inflation projections from the United States Department of Health and Human Services Healthcare Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of healthcare cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, an aging population, and a changing mix of medical services.

In October 2014, the Society of Actuaries (“SOA”) in the United States issued updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. pension and Healthcare plan participants and have decided to adopt the variants of Blue Collar tables of RP-2014 as the base mortality tables. The Retirement Plans Experience Committee (“RPEC”) publishes annual updates to the RP-2014 model and corresponding mortality improvement scales. The latest update resulted in the 2017 version of the mortality improvement scale (“MP-2017”). In 2017 CNH Industrial adopted the MP-2017 mortality improvement scale, which better reflects the actual recent experience over the previous mortality improvement scales. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $17 million to the Group’s benefit obligations at December 31, 2017, of which $8 million was related to Pension plans and $9 million to Healthcare plans.

Beginning in 2016, CNH Industrial changed the method used to estimate the service cost and net interest components of the net benefit cost in order to provide a more precise measure of net interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The new method uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Historically, the service and net interest costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period. The change has been accounted for as a change in estimate prospectively, and resulted in a $14 million reduction in net benefit cost in 2016, mainly due to lower current service cost and net interest expense. This change does not affect the measurement of the total benefit obligations.

Assumed discount rates and healthcare cost trend rates have a significant effect on the amount recognized in the 2016 financial statements. A one percentage point change in the assumed discount rates would have the following effects:

($ million)	One percentage point increase	One percentage point decrease

Effect on pension plans defined benefit obligation at December 31, 2017	(316)	392

Effect on healthcare defined benefit obligation at December 31, 2017	(115)	137

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

($ million)	One percentage point increase	One percentage point decrease

Effect on healthcare defined benefit obligation at December 31, 2017	132	(108)

Plan assets

The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored. Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by Group companies.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   167

The fair value of plan assets at December 31, 2017 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2017
($ million)	Total	Level 1	Level 2	Level 3

Equity securities:

U.S. equities	362	19	343	-

Non-U.S. equities	-	-	-	-

Total Equity securities	362	19	343	-

Fixed income securities:

U.S. government bonds	365	355	10	-

U.S. corporate bonds	498	-	498	-

Non-U.S. government bonds	55	13	42	-

Non-U.S. corporate bonds	95	-	95	-

Mortgage backed securities	-	-	-	-

Other fixed income	9	-	9	-

Total Fixed income securities	1,022	368	654	-

Other types of investments:

Mutual funds(1)	1,090	-	1,090	-

Insurance contracts	152	-	-	152

Derivatives - Credit contracts	-	-	-	-

Real estate	-	-	-	-

Total Other types of investments	1,242	-	1,090	152

Cash	78	17	61	-

Total	2,704	404	2,148	152

(1)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   168

The fair value of the plan assets at December 31, 2016 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2016
($ million)	Total	Level 1	Level 2	Level 3

Equity securities:

U.S. equities	352	15	337	-

Non-U.S. equities	-	-	-	-

Total Equity securities	352	15	337	-

Fixed income securities:

U.S. government bonds	308	305	3	-

U.S. corporate bonds	474	-	474	-

Non-U.S. government bonds	353	13	340	-

Non-U.S. corporate bonds	87	-	87	-

Mortgage backed securities	-	-	-	-

Other fixed income	10	-	10	-

Total Fixed income securities	1,232	318	914	-

Other types of investments:

Mutual funds(1)	682	-	682	-

Insurance contracts	137	-	-	137

Derivatives - Credit contracts	-	-	-	-

Real estate	-	-	-	-

Total Other types of investments	819	-	682	137

Cash	38	2	36	-

Total	2,441	335	1,969	137

(1)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

Contribution

CNH Industrial expects to contribute approximately $34 million to its pension plans in 2018.

The benefit expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Expected benefit payments

($ million)	2018	2019	2020	2021	2022	2023 to 2027	Total

Post-employment benefits:

Pension plans	186	180	182	183	179	896	1,806

Healthcare plans	66	64	63	64	64	337	658

Other	26	22	28	29	30	110	245

Total Post-employment benefits	278	266	273	276	273	1,343	2,709

Other long-term employee benefits	8	9	8	6	6	36	73

Total	286	275	281	282	279	1,379	2,782

Potential outflows in the years after 2018 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   169

26. Other provisions

Changes in Other provisions are as follows:

($ million)	At December 31, 2016	Charge	Utilization	Release to income and other changes	At December 31, 2017

Warranty and technical assistance provision	940	782	(670)	29	1,081

Restructuring provision	34	56	(35)	8	63

Investment provision	11	—	—	1	12

Other risks	2,170	3,671	(3,335)	121	2,627

Total Other provisions	3,155	4,509	(4,040)	159	3,783

The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

At December 31, 2017, the restructuring provision includes the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to $49 million ($23 million at December 31, 2016), and other costs totaling $14 million ($4 million at December 31, 2016). At December 31, 2016, restructuring provision also included facility related costs amounting $7 million.

The total balance at December 31, 2017 relates to restructuring programs of the following segments: Commercial Vehicles $48 million ($14 million at December 31, 2016), Agricultural Equipment $5 million ($5 million at December 31, 2016), Construction Equipment $7 million ($15 million at December 31, 2016) and Financial Services $1 million (zero at December 31, 2016).

The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of these provisions are as follows:

($ million)	At December 31, 2017	At December 31, 2016

Marketing and sales incentives programs	1,335	1,182

Legal proceedings and other disputes	383	341

Commercial risks	588	407

Environmental risks	43	35

Other reserves for risks and charges	278	205

Total Other risks	2,627	2,170

A description of these follows:

∎

Marketing and sales incentives program - these provisions relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on information available for the sales made by the dealers during the calendar year.

∎	Legal proceedings and other disputes - this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:

☐	Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).

☐	Legal proceedings involving claims with active and former employees.

☐	Legal proceedings involving certain tax authorities.

None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. CNH Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   170

∎

Commercial risks - this provision includes the amount of obligations arising in connection with the sale of products and services such as maintenance contracts. An accrual is made when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.

∎

Environmental risks – this provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

27. Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2017, Group’s available committed unsecured facilities expiring after twelve months amounted to $3.2 billion ($2.9 billion at December 31, 2016).

In 2016, we signed a renewal of a five-year committed revolving credit facility for €1.75 billion. The renewal extends the maturity of the previous €1.75 billion committed revolving credit facility from 2019 until 2021. The €1.75 billion ($2.1 billion at the year-end 2017 exchange rate) facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), envisages typical provisions for contracts of this type and size, such as: financial covenants (Net debt/EBITDA ratio relating to Industrial Activities), other covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrowers. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2017, CNH Industrial was in compliance with all covenants in the revolving credit facility.

At December 31, 2017, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.5 billion ($3.2 billion at December 31, 2016), of which $2.3 billion at December 31, 2017 ($2.5 billion at December 31, 2016) were utilized.

Debt

An analysis of debt by nature and due date is as follows:

	At December 31, 2017				At December 31, 2016

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Asset-backed financing	8,008	3,960	60	12,028	7,254	4,481	49	11,784

Other debt:

Bonds	1,689	4,685	2,652	9,026	1,243	6,257	1,277	8,777

Borrowings from banks	1,443	2,605	152	4,200	1,623	2,510	135	4,268

Payables represented by securities	384	173	-	557	217	160	-	377

Other	100	70	33	203	115	57	56	228

Total Other debt	3,616	7,533	2,837	13,986	3,198	8,984	1,468	13,650

Total Debt	11,624	11,493	2,897	26,014	10,452	13,465	1,517	25,434

The item Asset-backed financing represents the financing received through both ABS and factoring transactions which do not meet IAS 39 derecognition requirements and are recognized as assets in the statement of financial position. In 2017 there was a decrease of approximately $357 million in asset-backed financing, excluding exchange differences.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   171

During the year Other debt decreased, net of exchange differences, by $442 million. The decrease is due to lower bank debt and to the repurchase/early redemption of notes, partially offset by new bond issuances.

In March 2017, CNH Industrial Finance Europe S.A. issued as a private placement €75 million of notes at an annual fixed rate of 1.625% due in 2022 (the “1.625% CIFE Notes”) at an issue price of 99.407 percent of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Global Medium Term Note Programme (subsequently converted into the “Euro Medium Term Note Programme”) unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In April 2017, CNH Industrial Capital LLC issued at par $500 million of notes at an annual fixed rate of 4.375% due in 2022.

In May 2017, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.375% due in 2022 (the “1.375% CIFE Notes”) at an issue price of 99.335 percent of their principal amount. The 1.375% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In June 2017, Case New Holland Industrial Inc. redeemed all of the outstanding $636 million aggregate principal amount of its 7.875% Senior Notes due 2017.

On June 15, 2017, Standard and Poor’s (“S&P”) upgraded the long-term corporate rating of CNH Industrial N.V. and CNH Industrial Capital LLC to investment grade at “BBB-”. Following the upgrade by S&P, the notes issued under the Euro Medium Term Notes Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme) benefited from Eurosystem eligibility, the financial covenant contained in the €1.75 billion Revolving Credit Facility, which required Industrial Activities to maintain EBITDA/Net interest ratio, was no longer applicable, and the financial covenants contained in two revolving credit facilities of CNH Industrial Capital LLC, which required maintenance of an EBITDA coverage ratio, were no longer applicable.

In September 2017, CNH Industrial Finance Europe S.A. issued €650 million of notes at an annual fixed rate of 1.750% due in 2025 (the “1.750% CIFE Notes”) at an issue price of 99.248 percent of their principal amount. The 1.750% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In September 2017, CNH Industrial Finance Europe S.A. repurchased a total of €800 million in principal amount of its 6.250% Notes due 2018 and its 2.750% Notes due 2019.

On October 24, 2017, Fitch Ratings assigned to CNH Industrial N.V. and CNH Industrial Capital LLC new investment grade long-term issuer default ratings of “BBB-”. This rating action and the S&P upgrade on June 15, 2017 made CNH Industrial’s securities eligible for the main investment grade indices in the U.S. market, which CNH Industrial believes has improved its access to funding at better rates.

In November 2017, CNH Industrial N.V. issued $500 million of notes at an annual fixed rate of 3.850% due 2027 with an issue price of 99.384%.

In December 2017, CNH Industrial Capital LLC redeemed all of the outstanding $600 million in principal amount of 3.875% Notes due 2018.

In December 2017, CNH Industrial Capital LLC established a new commercial paper program to issue short-term, unsecured, unsubordinated commercial paper notes on a private placement basis. As of December 31, 2017 the aggregate principal amount of the notes outstanding was $115 million.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   172

The following table shows the summary of the Group’s issued bonds outstanding at December 31, 2017:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)

Euro Medium Term Notes

CNH Industrial Finance Europe S.A.(1)(2)	EUR	853	6.25%	March 9, 2018	1,023

CNH Industrial Finance Europe S.A.(1)(3)	EUR	547	2.75%	March 18, 2019	656

CNH Industrial Finance Europe S.A.(1)	EUR	700	2.875%	September 27, 2021	839

CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	90

CNH Industrial Finance Europe S.A.(1)	EUR	500	1.375%	May 23, 2022	600

CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	600

CNH Industrial Finance Europe S.A.(1)	EUR	650	1.750%	September 12, 2025	779

CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	120

CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	60

Total Euro Medium Term Notes					4,767

Other Bonds

CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600

CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600

CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500

CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400

CNH Industrial Capital LLC	USD	500	4.375%	April 05, 2022	500

CNH Industrial N.V.(4)	USD	600	4.5%	August 15, 2023	600

CNH Industrial N.V.(4)	USD	500	3.85%	November 15, 2027	500

Total Other bonds					4,200

Hedging effect and amortized cost valuation					59

Total Bonds					9,026

(1)	Bond listed on the Irish Stock Exchange.
(2)	As noted above, in September 2017, CNH Industrial Finance Europe S.A. repurchased €347 million.
(3)	As noted above, in September 2017, CNH Industrial Finance Europe S.A. repurchased €453 million.
(4)	Bond listed on the New York Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Notes Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   173

The annual interest rates and the nominal currencies of debt at December 31, 2017 are as follows:

	Interest rate

($ million)	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	greater than 12.5%	Total at December 31, 2017

U.S. dollar	10,532	77	-	-	-	10,609

Euro	8,717	1,023	-	-	-	9,740

Brazilian real	70	1,386	345	269	6	2,076

Canadian dollar	1,745	-	-	-	-	1,745

Australian dollar	1,294	-	-	-	-	1,294

British pound	162	-	-	-	-	162

Chinese renminbi	110	25	-	-	-	135

Argentine peso	1	-	6	-	113	120

Polish zloty	64	-	-	-	-	64

Other	36	7	26	-	-	69

Total Debt	22,731	2,518	377	269	119	26,014

Debt with annual nominal interest rates in excess of 12.5% principally relates to the companies operating in Argentina and Brazil.

For further information on the management of interest rate and currency risk reference should be made to the section “Risk Management” and to Note 33.

At December 31, 2017 the Group had outstanding financial lease agreements for certain property, plant and equipment whose net carrying amount totaling $63 million ($117 million at December 31, 2016) is included in Property, plant and equipment (Note 15). Payables for finance leases included in Other debt amount to $3 million at December 31, 2017 ($54 million at December 31, 2016) and may be analyzed as follows:

	At December 31, 2017				At December 31, 2016

($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total

Minimum future lease payments	1	2	-	3	6	21	30	57

Interest expense	-	-	-	-	-	-	(3)	(3)

Present value of minimum lease payments	1	2	-	3	6	21	27	54

As discussed in Note 15, finance lease payables also relate to suppliers’ assets recognized in the Consolidated Financial Statements in accordance with IFRIC 4 – Determining whether an arrangement contains a lease.

Debt secured with mortgages and other liens on assets of the Group amounts to $42 million at December 31, 2017 ($96 million at December 31, 2016); this amount includes $3 million ($54 million at December 31, 2016) due to creditors for assets acquired under finance leases. The total carrying amount of assets acting as security for loans amounts to $104 million at December 31, 2017 ($156 million at December 31, 2016). In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of $12,028 million at December 31, 2017 ($11,784 million at December 31, 2016).

CNH Industrial   Consolidated Financial Statements at December 31, 2017   174

28. Trade payables

An analysis by due date of trade payables is as follows:

	At December 31, 2017				At December 31, 2016

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Trade payables	6,036	24	-	6,060	5,156	28	1	5,185

29. Other current liabilities

An analysis of Other current liabilities is as follows:

($ million)	At December 31, 2017	At December 31, 2016

Advances on buy-back agreements	3,102	2,429

Indirect tax payables	673	481

Accrued expenses and deferred income	521	485

Payables to personnel	297	221

Social security payables	180	187

Other	381	425

Total Other current liabilities	5,154	4,228

An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31, 2017				At December 31, 2016

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Other current liabilities (excluding Accrued expenses and deferred income)	2,486	2,053	94	4,633	2,096	1,571	76	3,743

Advances on buy-back agreements refer to new vehicles sold with the buy-back commitment from Commercial Vehicles included in Property, plant and equipment. As described in section “Significant accounting policies”, the initial sale price received for such products is recognized as Advances on buy-back agreements. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. The balance of Advances on buy-back agreements at December 31, 2017 and 2016 represented a sum of the deferred rental revenue and the guaranteed buy-back price.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   175

30. Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results.

When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose. At December 31, 2017, contingent liabilities estimated by the Group amount to approximately $38 million (approximately $40 million at December 31, 2016), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.

Other litigation and investigation

European Commission settlement: in the first quarter of 2016, CNH Industrial recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation by the European Commission (the “Commission”) into certain business practices of all major European truck manufacturers, including Iveco, the Company’s wholly owned subsidiary. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, CNH Industrial recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid on October 20, 2016. Following this settlement, CNH Industrial has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage, and CNH Industrial expects to face further claims, the extent and outcome of which cannot be predicted at this time.

Commitments

CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

	At December 31, 2017				At December 31, 2016

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Future minimum lease payments under operating lease contracts	102	183	15	300	72	143	21	236

In 2017, the Group recognized costs for lease payments of $78 million ($67 million in 2016).

CNH Industrial   Consolidated Financial Statements at December 31, 2017   176

At December 31, 2017, Financial Services has various agreements to extend credit for the following financing arrangements:

	At December 31, 2017

($ million)	Total Credit Limit	Utilized	Not utilized

Facility

Wholesale and dealer financing	7,094	3,691	3,403

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture related to commercial commitments of defense vehicles totaling $368 million and $291 million as of December 31, 2017 and 2016, respectively.

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the demerger of Fiat (“Fiat”, which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2017 the outstanding liabilities amounted to approximately $0.2 billion. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

31. Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has five operating segments:

∎

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

∎

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the Case Construction and New Holland Construction Equipment brands.

∎

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

∎

Powertrain designs, manufactures and offers a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

∎

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   177

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Until December 31, 2017, the CODM reviewed the performance of and allocated resources to the operating segments using Operating profit of Industrial Activities calculated using U.S. GAAP. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assessed the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviewed expenditures for long-lived assets. Other operating segment asset information is not readily available.

Operating profit under U.S. GAAP by reportable segment for the years ended December 31, 2017 and 2016 is summarized as follows:

($ million)	2017	2016

Agricultural Equipment	949	818

Construction Equipment	21	2

Commercial Vehicles	272	333

Powertrain	362	232

Eliminations and other	(85)	(94)

Total Industrial Activities	1,519	1,291

Financial Services	479	478

Eliminations and other	(336)	(330)

Total Operating profit under U.S. GAAP	1,662	1,439

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the years ended December 31, 2017 and 2016 is provided below:

($ million)	2017	2016

Operating profit under U.S. GAAP	1,662	1,439

Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:

Gains/(losses) on the disposal of investments under EU-IFRS	-	1

Other unusual income/(expenses) under EU-IFRS	(55)	(568)

Financial income/(expenses) under EU-IFRS	(626)	(713)

Result from investments under EU-IFRS	97	47

Development costs	(92)	(126)

Restructuring costs under EU-IFRS	(91)	(43)

Other adjustments	(133)	(65)

Total adjustments/reclassifications	(900)	(1,467)

Profit/(loss) before taxes under EU-IFRS	762	(28)

CNH Industrial   Consolidated Financial Statements at December 31, 2017   178

Net income prepared under U.S. GAAP for Financial Services for 2017 and 2016 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same years:

($ million)	2017	2016

Net income of Financial Services under U.S. GAAP (A)	452	334

Net Income (loss) of Industrial Activities under U.S. GAAP (B)	313	(249)

Eliminations and other (C)	(452)	(334)

CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	313	(249)

Adjustments to conform with EU-IFRS (E)(*)	164	(122)

Income tax (expense) under EU-IFRS (F)	(285)	(343)

Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	762	(28)

(*)	Details about this item are provided in Note 38 “EU-IFRS to U.S. GAAP reconciliation”.

Net Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2017 and 2016 are provided below:

($ million)	2017	2016

Agricultural Equipment	11,130	10,120

Construction Equipment	2,626	2,304

Commercial Vehicles	10,415	9,553

Powertrain	4,372	3,707

Eliminations and other	(2,375)	(2,015)

Total Industrial Activities	26,168	23,669

Financial Services	1,625	1,570

Eliminations and other	(432)	(367)

Total Revenues under U.S. GAAP	27,361	24,872

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	586	456

Total Revenues under EU-IFRS	27,947	25,328

Depreciation and amortization under U.S. GAAP by operating segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2017 and 2016 are provided below:

($ million)	2017	2016

Agricultural Equipment	316	309

Construction Equipment	65	69

Commercial Vehicles	211	208

Powertrain	127	124

Eliminations and other	1	-

Total Industrial Activities	720	710

Financial Services	5	6

Total Depreciation and Amortization(1) under U.S. GAAP	725	716

Difference, principally amortization of development costs capitalized under EU-IFRS	489	489

Total Depreciation and Amortization(1) under EU-IFRS	1,214	1,205

(1)	Excluding assets sold with buy-back commitments and equipment on operating lease.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   179

Expenditures for long-lived assets under U.S. GAAP by operating segment together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2017 and 2016 are provided below:

($ million)	2017	2016

Agricultural Equipment	208	194

Construction Equipment	36	36

Commercial Vehicles	152	173

Powertrain	90	96

Other	2	2

Total Industrial Activities	488	501

Financial Services	4	2

Total Expenditures for long-lived assets(1) under U.S. GAAP	492	503

Difference, principally expenditure for development costs capitalized under EU-IFRS	404	371

Total Expenditures for long-lived assets(1) under EU-IFRS	896	874

(1)	Excluding assets sold with buy-back commitments and equipment on operating lease.

32. Information by geographical area

CNH Industrial N.V. has its principal office in London, England, United Kingdom. Revenues earned in the U.K. from external customers were $900 million and $849 million in 2017 and in 2016, respectively. Revenues earned in the rest of the world from external customers were $27,047 million and $24,479 million in 2017 and in 2016, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

($ million)	2017	2016

United States	5,008	4,920

Italy	3,058	2,875

France	2,700	2,663

Germany	1,848	1,653

Brazil	1,753	1,543

Canada	1,286	1,238

Australia	1,067	945

Spain	1,043	952

Argentina	982	660

Poland	516	442

Other	7,786	6,588

Total revenues from external customers in the rest of the world	27,047	24,479

CNH Industrial   Consolidated Financial Statements at December 31, 2017   180

Total non-current Assets located in U.K., excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts, were $318 million and $249 million at December 31, 2017 and 2016, respectively, and the total of such assets located in the rest of the world totaled $14,597 million and $13,953 million at December 31, 2017 and 2016, respectively. The following highlights non-current assets by geographical area in the rest of the world:

($ million)	At December 31, 2017	At December 31, 2016

United States	5,303	6,109

Italy	2,847	2,563

France	1,303	1,120

Spain	910	745

Germany	826	772

Canada	559	518

Brazil	502	548

China	493	485

Other	1,854	1,093

Total non current assets in the rest of the world	14,597	13,953

In 2017 and 2016, no single external customer of CNH Industrial accounted for 10 per cent or more of consolidated revenues.

33. Information on financial risks

We are exposed to the following financial risks connected with our operations:

∎	credit risk related to our financing activities;

∎	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

∎	market risk (primarily exchange rates and interest rates).

We attempt to actively manage these risks.

The quantitative data reported in the following paragraphs does not have any predictive value. In particular the sensitivity analysis on market risks does not reflect the complexity of the market or the associated reaction which may result from any changes that are assumed to take place.

Credit risk

Our credit concentration risk differs in relation to the activities carried out by the segments and sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for the main segments.

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.

The maximum credit risk to which we were theoretically exposed at December 31, 2017 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties as discussed in Note 30.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   181

Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery, and the fair value of any guarantees received. Impairment losses are recognized for receivables that are not written down on a specific basis, but rather determined based on historical experience and statistical information.

Receivables for financing activities amounting to $19,842 million at December 31, 2017 ($18,662 million at December 31, 2016) containing balances totaling $376 million ($328 million at December 31, 2016) that have been written down on an individual basis. Of the remainder, balances totaling $263 million ($182 million at December 31, 2016) are past due by up to one month, while balances totaling $212 million are past due by more than one month ($250 million at December 31, 2016). In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables and Other current receivables totaling $1,828 million at December 31, 2017 ($1,704 million at December 31, 2016) contain balances totaling $100 million ($137 million at December 31, 2016) that have been written down on an individual basis. Of the remainder, balances totaling $16 million ($40 million at December 31, 2016) are past due by up to one month, while balances totaling $66 million ($65 million at December 31, 2016) are past due by more than one month.

Liquidity risk

We are exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.

The cash flows, funding requirements and liquidity of our subsidiaries are monitored on a centralized basis. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of our capital resources.

Additionally, as part of our activities, we regularly carry out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.

Measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges. We therefore plan to meet our requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.

The two main factors that determine our liquidity situation are the funds generated by or used in operating and investing activities and the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

CNH Industrial has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:

∎	centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which we are present;

∎	maintaining an adequate level of available liquidity;

∎	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

∎	obtaining adequate credit lines; and

∎	monitoring future liquidity on the basis of business planning.

Details as to the repayment structure of the CNH Industrial’s financial assets and liabilities are provided in Note 19 “Current Receivables and Other current assets” and in Note 27 “Debt”. Details of the repayment structure of derivative financial instruments are provided in Note 21 “Other financial assets and Other financial liabilities”.

Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable CNH Industrial to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due date.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   182

Market risk

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates.

The exposure to foreign currency risk arises both in connection with the geographical distribution of our industrial activities compared to the markets in which we sell our products, and in relation to the use of external borrowing denominated in foreign currencies.

The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

We regularly assess our exposure to foreign currency and interest rate risk and manage those risks through the use of derivative financial instruments in accordance with its established risk management policies.

Our policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.

We utilize derivative financial instruments designated as fair value hedges, mainly to hedge:

∎	the currency risk on financial instruments denominated in foreign currency;

∎	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.

We use derivative financial instruments as cash flow hedges for the purpose of pre-determining:

∎	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

∎

the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.

Counterparties to these agreements are major and diverse financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 21 “Other financial assets and Other financial liabilities”.

Currency risk

We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.

Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the profit/(loss) of that company. In 2017, the total net trade flows exposed to currency risk amounted to the equivalent of 17% of our revenue (15% in 2016). The principal exchange rates to which we are exposed are the following:

∎	USD/EUR, in relation to the production/purchases of Agricultural Equipment and Construction Equipment in the euro area and to sales in dollars made by Commercial Vehicles;

∎	USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

∎	USD/AUD, mainly in relation to sales made by Agricultural Equipment and Construction Equipment in Australia;

∎	EUR/GBP, predominately in relation to sales on the U.K. market.

Trade flows exposed to changes in these exchange rates in 2017 made up approximately 63% of the exposure to currency risk from trade transactions.

It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 0% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.

Certain subsidiaries may hold trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, subsidiaries may obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is our policy to hedge fully, whenever possible, the exposure resulting from receivables, payables, and securities denominated in foreign currencies different from the subsidiary’s functional currency.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   183

Certain of our subsidiaries’ functional currency is different than the U.S. dollar, which is the Group presentation currency. The income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results reported in U.S. dollars.

The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 24).

We monitor our principal exposure to translation exchange risk, although there was no specific hedging in place at December 31, 2017.

There were no substantial changes in 2017 in the nature or structure of exposure to currency risk or in our hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2017 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $466 million ($444 million at December 31, 2016). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Interest rate risk

Our Industrial Activities make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, we sell receivables. Changes in market interest rates can affect the cost of financing, including the sale of receivables, or the return on investments of funds, causing an impact on the level of net financial expenses incurred by us.

In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect our profit/(loss).

In order to mitigate these risks, we use interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements.

Sensitivity analysis

In assessing the potential impact of changes in interest rates, we separate fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by us consist of retail receivables, debt, ABS securities and other instruments.

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2017, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $36 million (approximately $34 million at December 31, 2016).

Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical change of 10% in short-term interest rates at December 31, 2017, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $7 million (approximately $1 million at December 31, 2016).

CNH Industrial   Consolidated Financial Statements at December 31, 2017   184

This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Other risks on derivative financial instruments

We have entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity analysis

In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2017 linked to commodity prices would not have been significant (not significant at December 31, 2016).

34. Fair value measurement

Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair value hierarchy levels the assets and liabilities that are measured at fair value, on a recurring basis at December 31, 2017 and 2016:

		At December 31, 2017				At December 31, 2016

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(16)	1	-	-	1	1	-	-	1

Other financial assets	(21)	-	77	-	77	-	95	-	95

Total Assets		1	77	-	78	1	95	-	96

Other financial liabilities	(21)	-	(98)	-	(98)	-	(249)	-	(249)

Total Liabilities		-	(98)	-	(98)	-	(249)	-	(249)

In 2017 and 2016 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 “Other financial assets and Other financial liabilities”.

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the statement of financial position at December 31, 2017 and 2016 are as follows:

		At December 31, 2017

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(19)	-	-	9,577	9,577	9,388

Dealer financing	(19)	-	-	10,045	10,045	10,048

Finance leases	(19)	-	-	335	335	337

Other receivables from financing activities	(19)	-	-	69	69	69

Total Receivables from financing activities		-	-	20,026	20,026	19,842

Asset-backed financing	(27)	-	11,819	-	11,819	12,028

Bonds	(27)	6,239	3,215	-	9,454	9,026

Borrowings from banks	(27)	-	4,103	-	4,103	4,200

Payables represented by securities	(27)	-	558	-	558	557

Other debt	(27)	-	203	-	203	203

Total Debt		6,239	19,898	-	26,137	26,014

CNH Industrial   Consolidated Financial Statements at December 31, 2017   185

		At December 31, 2016

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(19)	-	-	9,454	9,454	9,566

Dealer financing	(19)	-	-	8,581	8,581	8,583

Finance leases	(19)	-	-	389	389	383

Other receivables from financing activities	(19)	-	-	130	130	130

Total Receivables from financing activities		-	-	18,554	18,554	18,662

Asset-backed financing	(27)	-	11,586	-	11,586	11,784

Bonds	(27)	4,642	4,443	-	9,085	8,777

Borrowings from banks	(27)	-	4,100	-	4,100	4,268

Payables represented by securities	(27)	-	373	-	373	377

Other debt	(27)	-	228	-	228	228

Total Debt		4,642	20,730	-	25,372	25,434

Receivables from financing activities

The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bond issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

Other financial assets and liabilities

The carrying amount of Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities included in the statement of financial position approximates their fair value, due to the short maturity of these items.

35. Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of December 31, 2016, on the basis of the information published on the website of The Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR N.V. held 41.9% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2017.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   186

Transactions with EXOR N.V. and its subsidiaries and affiliates

EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2017 and 2016.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

These transactions with FCA Group are reflected in the Consolidated Financial Statements as follows:

($ million)	2017	2016

Net revenues	699	806

Cost of sales	444	466

Selling, general and administrative costs	155	148

($ million)	At December 31, 2017	At December 31, 2016

Trade receivables	17	11

Trade payables	96	105

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural equipment and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the consolidated financial statements at December 31, 2017 as follows:

($ million)	2017	2016

Net revenues	853	644

Cost of sales	437	391

($ million)	At December 31, 2017	At December 31, 2016

Trade receivables	79	94

Trade payables	74	86

At December 31, 2017 and 2016, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $255 million and $187 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   187

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In 2017, revenues from associates totaled $175 million ($138 million in 2016). In 2017, cost of sales from associates totaled $9 million ($1 million in 2016). At December 31, 2017 receivables from associates amounted to $23 million ($19 million at December 31, 2016). Trade payables to associates amounted to $22 million at December 31, 2017 ($21 million at December 31, 2016).

Transactions with unconsolidated subsidiaries

In the years ended December 31, 2017 and 2016, there were no material transactions with unconsolidated subsidiaries.

Transactions with other related parties

In 2017 and 2016, there were no material transactions with other related parties.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amounted to approximately $14 million and $11 million in 2017 and 2016, respectively. These amounts included the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in 2017 and in 2016 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $20 million and $11 million, respectively. These amounts included the notional compensation cost for share-based payments.

36. Acquisitions and Disposals of subsidiaries and other investments

Acquisitions

The Group made no significant acquisitions of subsidiaries and other investments in 2017 and 2016.

Disposals

The Group made no significant disposals of subsidiaries and other investments in 2017 and 2016.

37. Explanatory notes to the statement of cash flows

The statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 - Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.

The Group presents supplemental discussion and disclosure regarding the statement of cash flows for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.

The Cash flows for income tax payments net of refunds in 2017 amount to $224 million ($104 million in 2016).

Total interest of $896 million was paid and interest of $754 million was received in 2017 (interest of $930 million was paid in 2016, and interest of $744 million was received in 2017). For 2017, interest paid includes a charge of $64 million ($60 million in 2016) paid on repurchase/early redemption of notes.

Operating activities

Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   188

The adjustment to exclude Other non-cash items of $89 million in 2017 ($133 million in 2016) includes an amount of $21 million ($131 million in 2016) related to result from investments net of impairment losses on assets recognized during the year.

Changes in working capital for 2017 and 2016 are summarized as follows:

($ million)	2017	2016

Change in trade receivables	173	(41)

Change in inventories	(204)	131

Change in trade payables	344	96

Change in other receivables/payables	(57)	(25)

Change in working capital	256	161

Investing activities

Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

($ million)	2017	2016

Change in dealer financing	(818)	(56)

Change in retail financing	232	453

Change in finance leases	50	170

Change in other receivables from financing activities	92	(91)

Net change in receivables from financing activities	(444)	476

Liquidity absorbed by the increase in receivables from financing activities in 2017 was primarily a result of increased financing activity in EMEA, LATAM and APAC, partially offset by the reduced financing activity in NAFTA for Agricultural Equipment.

Consideration for the acquisition and disposal of subsidiaries and of other investments is discussed in Note 36.

Financing activities

The net change in other financial payables and other financial assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in other financial assets and other financial liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as indicated in Note 21 above).

Changes in 2017 and 2016 are summarized as follows:

($ million)	2017	2016

Change in asset-backed financing	(357)	(1,149)

Change in borrowings from banks and other financial payables	15	(129)

Net change in other financial payables	(342)	(1,278)

Net change in other financial assets and other financial liabilities	(56)	195

Net change in other financial payables and other financial assets/liabilities	(398)	(1,083)

CNH Industrial   Consolidated Financial Statements at December 31, 2017   189

Reconciliation of changes in liabilities arising from financing activities may be analyzed as follows:

($ million)	2017

Total Debt at beginning of year	25,434

Other financial (assets)/liabilities(1) at beginning of year	154

Total liabilities from financing activities at beginning of year	25,588

Cash flows	(883)

Foreign exchange effects	1,386

Fair value changes	(53)

Other changes	(3)

Total liabilities from financing activities at end of year	26,035

Of which:

Total Debt at end of year	26,014

Other financial (assets)/liabilities(1) at end of year	21

(1)	Includes the fair value of derivatives financial instruments

38. EU-IFRS to U.S. GAAP reconciliation

These Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

($ million)	Note	2017	2016

Profit/(loss) in accordance with EU-IFRS		477	(371)

Adjustments to conform with U.S. GAAP:

Development costs	(a)	92	126

Other adjustments	(b)	(86)	(49)

Tax impact on adjustments	(c)	(99)	(48)

Deferred tax assets and tax contingencies recognition	(d)	(71)	93

Total adjustments		(164)	122

Net income (loss) in accordance with U.S. GAAP		313	(249)

Reconciliation of Total Equity

($ million)	Note	At December 31, 2017	At December 31, 2016

Total Equity in accordance with EU-IFRS		6,846	6,634

Adjustments to conform with U.S. GAAP:

Development costs	(a)	(2,477)	(2,374)

Other adjustments	(b)	112	121

Tax impact on adjustments	(c)	645	655

Deferred tax assets and tax contingencies recognition	(d)	(726)	(585)

Total adjustments		(2,446)	(2,183)

Total Equity in accordance with U.S. GAAP		4,400	4,451

CNH Industrial   Consolidated Financial Statements at December 31, 2017   190

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.

(b)	Other adjustments

It mainly includes the following items:

•

Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

•

Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

•

Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(c)	Tax impact on adjustments

This item includes the tax effects of adjustments included in (a) and (b) and mainly refers to development costs. In 2017, this item was affected by the write down of certain deferred tax assets on the balance sheet differences between EU-IFRS and U.S.GAAP, primarily recognized on development costs, due to tax rate changes in the U.S. and other countries.

(d)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies”. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   191

39. Subsequent events

CNH Industrial has evaluated subsequent events through March 2, 2018, which is the date the financial statements were authorized for issuance, and identified the following:

∎

On January 30, 2018, the Company announced that the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares. It was also announced that, after such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program.

∎

On February 20, 2018, the United States Supreme Court (the “Supreme Court”) ruled in favor of CNH Industrial and reversed the decision of the U.S. Court of Appeals for the Sixth Circuit (the “Sixth Circuit”), in Reese v. CNH Industrial N.V. and CNH Industrial America LLC (“Reese”), ruling that retirees are not necessarily entitled to lifetime health care benefits under the terms of an expired collective bargaining agreement that included a general termination clause that applied to all benefits. We expect the case to be remanded to the trial court for entry of judgment for CNH Industrial and dismissal of the plaintiffs’ complaint. Once the district court enters judgment in this case, which we expect to occur during the first half of 2018, CNH Industrial intends to review the retiree health care benefits applicable to the retirees in the Reese case (the “Reese Retirees”). Modifications to, or elimination of, the existing retiree health care benefits for the Reese Retirees may result in a reduction or elimination of the related CNH Industrial’s post-employment benefit obligations. At this stage, however, CNH Industrial has not taken a decision on how to implement the U.S. Supreme Court decision and therefore is currently unable to estimate its financial impact.

CNH Industrial   Consolidated Financial Statements at December 31, 2017   192

March 2, 2018

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

CNH Industrial   Consolidated Financial Statements at December 31, 2017   193

COMPANY

FINANCIAL STATEMENTS

At December 31, 2017

Company Financial Statements at December 31, 2017    194

INCOME STATEMENT

(€ thousand)	Notes	2017	2016

Net revenues	(1)	1,278,864	1,188,282

Cost of sales		1,142,409	1,024,255

GROSS PROFIT		136,455	164,027

Selling, general and administrative costs	(2)	131,444	164,392

Research and development costs	(3)	33,541	32,905

Other income/(expenses)	(4)	26,530	30,756

Restructuring expenses	(5)	1,423	2,878

OPERATING PROFIT/(LOSS)		(3,423)	(5,392)

Financial income/(expenses)	(6)	(144,962)	(95,141)

PROFIT/(LOSS) BEFORE TAXES		(148,385)	(100,533)

Income tax (expense)	(7)	(35,757)	(5,162)

Result from Investments in Group companies and other equity interests	(8)	591,337	(231,271)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		407,195	(336,966)

Company Financial Statements at December 31, 2017    195

STATEMENT OF FINANCIAL POSITION

(€ thousand)	Notes	At December 31, 2017	At December 31, 2016

ASSETS

Intangible assets	(10)	84,110	74,692

Property, plant and equipment	(11)	84,630	73,253

Investments in Group companies and other equity interests	(12)	11,235,025	11,312,434

Other financial assets	(13)	1,344,820	659,921

Deferred tax assets	(7)	4,761	80,579

Total Fixed assets		12,753,346	12,200,879

Inventories	(14)	124,296	82,964

Trade receivables	(15)	133,567	144,005

Current financial receivables	(16)	192,899	157,827

Other current assets	(17)	227,478	119,896

Cash and cash equivalents	(18)	4,091	1,015

Total Current assets		682,331	505,707

TOTAL ASSETS		13,435,677	12,706,586

EQUITY AND LIABILITIES

Equity	(19)

Share capital		17,609	18,374

Treasury shares		(8,701)	(7,657)

Capital reserve		2,436,679	2,421,787

Legal reserve		2,022,199	3,064,544

Retained profit/(loss)		820,842	1,123,003

Profit/(loss) for the year		407,195	(336,966)

Total Equity		5,695,823	6,283,085

Provision for employee benefits	(20)	290,082	318,613

Deferred tax liabilities	(7)	-	11,167

Non-current debt	(21)	1,019,091	898,856

Total Non-current liabilities		1,309,173	1,228,636

Other provisions	(22)	85,432	94,834

Trade payables	(23)	250,929	184,558

Current financial liabilities	(24)	5,927,680	4,807,775

Other debt	(25)	166,640	107,698

Total Current liabilities		6,430,681	5,194,865

TOTAL EQUITY AND LIABILITIES		13,435,677	12,706,586

Company Financial Statements at December 31, 2017    196

NOTES TO THE

COMPANY FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”), between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and the place of effective management of the Company is in the United Kingdom. The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom. The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181. The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 31 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.

As parent company, CNH Industrial N.V. has also prepared consolidated financial statements for CNH Industrial Group for the year ended December 31, 2017.

History of CNH Industrial

During 2013, the process of combining the activities of CNH and Fiat Industrial was completed with the following steps:

∎	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”) which occurred on August 1, 2013;

∎	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and

∎	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA.

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

The deeds of merger for the merger of Fiat Industrial and CNH Global with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013.

During 2014, the Company acquired the activities of the plant located in Basildon, United Kingdom. These activities, which were previously held by a subsidiary, were transferred to the Company. The principal activity of the plant is the manufacture and sale of tractors and the sale of agricultural and construction equipment and machinery in the local market acting as distributor of product manufactured in other Group companies. With effect May 1, 2014 and as a consequence of the transfer, CNH Industrial N.V. shows in the Company financial statements the figures related to the operations of the Basildon plant.

Basis of preparation

The 2017 Company financial statements of the parent company, CNH Industrial N.V., together with the notes thereto were authorized for issuance by the Board of Directors on March 2, 2018, and have been prepared in accordance with the legal requirements of Part 9, Book 2 of the Dutch Civil Code.

Company Financial Statements at December 31, 2017    197

Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, “Significant accounting policies”, of the Consolidated Financial Statements included in this Annual Report. In these Company financial statements, investments in subsidiaries are accounted for using the equity method.

CNH Industrial N.V. financial statements are presented in euros, the Company’s functional currency. The euro functional currency of Company financial statements differs from the US dollar presentation currency of the consolidated financial statements, which was elected to be used in order to improve comparability with main competitors, mainly in agricultural equipment and construction equipment businesses, and to provide more meaningful information to US investors.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group, and consequently also by the Company, are IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.

The impact of adopting the new standards is not material.

A detailed explanation is available in the relevant section, “Significant accounting policies”, of the Consolidated Financial Statements.

Format of the financial statements

As a consequence of the acquisition of the manufacturing activity carried out in Basildon, CNH Industrial N.V. presents an income statement using a classification based on the function of the expenses (also referred to as the “cost of sales” method) rather than one based on their nature, as this is believed to provide information that is more relevant.

Company Financial Statements at December 31, 2017    198

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues

As a result and through the transfer of Basildon operations, the Company operates primarily in the agricultural equipment manufacturing industry in the United Kingdom. Net revenues comprise the following:

(€ thousand)	2017	2016
Revenues from:
Third parties	425,652	379,543
Group companies	853,212	808,739
Total Net revenues	1,278,864	1,188,282

Net revenues are made of agricultural equipment sales for €1,205,676 thousand (€1,100,393 thousand in 2016) and construction equipment sales for €73,188 thousand (€87,889 thousand in 2016).

2. Selling, general and administrative costs

The Selling, general and administrative costs of €131,444 thousand in 2017 (€164,392 thousand in 2016) mainly comprise marketing, advertising, sales personnel costs and other expenses which are not attributable to sales, production and research and development functions, net of any intercompany recharge due to services provided to Group subsidiaries.

3. Research and development costs

In 2017, Research and development costs of €33,541 thousand (€32,905 thousand in 2016) comprise all the research and development costs not recognized as assets in the year, amounting to €16,004 thousand (€15,208 thousand in 2016), and the amortization of capitalized development costs of €17,537 thousand (€17,697 thousand in 2016). During the year 2017, the Company incurred new expenditure for capitalized development costs of €27,823 thousand (€21,249 thousand in 2016).

4. Other income/(expenses)

The Other operating income/(expenses) of €26,530 thousand in 2017 (€30,756 thousand in 2016) mainly included the income arising from operations which is not attributable to the sale of goods and services, miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs. The net amount of €26,530 thousand in 2017 (€30,756 thousand in 2016) is made up by €31,123 thousand (€32,207 thousand in 2016) of Other operating income, partially off set by €4,593 thousand (€1,451 thousand in 2016) of Other operating costs.

5. Restructuring expenses

Restructuring expenses amount to €1,423 thousand in 2017 (€2,878 thousand in 2016) and represent the total costs associated to the restructuring due to the Company downsizing of the workforce not replaced.

6. Financial income/(expenses)

The breakdown of financial income and expense was as follows:

(€ thousand)	2017	2016

Financial income	58,461	44,803

Financial expenses	(203,423)	(139,944)

Total Financial income/(expenses)	(144,962)	(95,141)

Company Financial Statements at December 31, 2017    199

Financial income consisted of the following:

(€ thousand)	2017	2016

Financial income from Group companies	58,410	44,803

Financial income from third parties	51	-

Total Financial income	58,461	44,803

Financial income from Group companies include fees charged to Group subsidiaries on guarantees issued in favour of third parties but in the interest of the subsidiaries mainly for bonds issued from Group companies and for credit facilities granted to Group companies. The amount charged during 2017 is €24,265 thousand (€32,332 thousand in 2016).

The remaining income from Group companies of €34,196 thousand (€12,471 thousand in 2016) relates mainly to Interest income charged to Group companies in relation to loans granted them. The increase of €21,725 thousand is due to the fact that in August 2016 a term loan in the amount of $600,000 thousand was granted to Case New Holland Industrial Inc and therefore in 2017 the relevant Interest income was accounted for the full year. In addition, in August 2017 a Promissory Note for €350,000 thousand was issued by Case New Holland Industrial Inc to the Company and in November 2017 a term loan in the amount of $500,000 thousand was granted by the Company to Case New Holland Industrial Inc.

Financial expenses consisted of the following:

(€ thousand)	2017	2016

Financial expense payable to Group companies	168,616	123,482

Financial expense payable to third parties	34,102	18,829

Currency exchange expense, net	705	(2,367)

Total Financial expense	203,423	139,944

Financial expense payable to Group companies increased versus prior year by €45,134 thousand due to the higher interest rate applied in 2017 coupled with a higher average outstanding debt due to the Group treasury companies.

Financial expense payable to third parties increased by €15,273 thousand compared to last year due to the new Company’s 3.85% Notes issued in November 2017 and due in November 2027. In addition, in 2017 the interest paid on Company’s 4.50% Notes issued in August 2016 had a full year impact.

7. Income taxes

A breakdown of taxes recognized in the income statement is provided below:

(€ thousand)	2017	2016

Current taxes:

- United Kingdom corporate income taxes	1,652	609

- Italian corporate income taxes	4,928	1,028

Total current taxes	6,580	1,637

Deferred taxes for the period:

- United Kingdom deferred taxes	(41,434)	(12,902)

- Italian deferred taxes	(184)	4,945

Total deferred taxes for the period	(41,618)	(7,957)

Taxes relating to prior periods	(719)	1,158

Total Income tax (expense)	(35,757)	(5,162)

The Italian current corporate income taxes credit of €4,928 thousand relates to tax losses of the CNH Industrial N.V. Italian branch utilised by the Italian fiscal unit.

The UK current corporate income taxes credit of €1,652 thousand relates to a current tax charge of €5,614 thousand for withholding taxes and a current tax credit of €7,266 thousand for tax losses utilised in the CNH Industrial N.V. UK tax group.

The UK deferred tax charge of €41,434 thousand represents the valuation allowances recorded at the end of 2017 against to the deferred tax assets of the UK operations.

Company Financial Statements at December 31, 2017    200

The Italian deferred tax credit of €184 thousand relates to timing differences of the Italian branch.

Reconciliation between theoretical income taxes determined on the basis of tax rates applicable in the UK and income taxes reported in the financial statements is as follows:

(€ thousand)	2017	2016

Profit/(Loss) before taxes	(148,385)	(100,533)

Weighted average UK statutory main corporation tax rate	19.25%	20.0%

Theoretical income tax (expense)	28,564	20,106

Difference between foreign tax rates and the statutory UK tax rate	(686)	(3,794)

Tax effect of permanent differences	(7,025)	(1,646)

Deferred tax assets not recognized and write-down	(55,707)	(25,931)

Deferred taxes recognized in the Italian branch	(184)	4,945

Prior year adjustments	(719)	1,158

Current and deferred income tax recognized in the financial statements	(35,757)	(5,162)

CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom. The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 19.25% in 2017 and 20.0% in 2016.

Deferred tax assets and liabilities are recognised for temporary differences between the carrying amount in the statement of financial position and the tax base. Deferred tax assets are recognized to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilised. Amounts recognized are as follows:

(€ thousand)	2017	2016

Deferred tax assets arising from:

In relation to Tax depreciation	1,113	2,140

In relation to Pension deficit	49,164	54,022

In relation to short timing differences	27,276	18,254

Total	77,553	74,416

Deferred tax liabilities arising from:

Capitalisation of development costs	(12,947)	(11,167)

Total	(12,947)	(11,167)

Theoretical tax benefit arising from tax loss carryforwards	56,874	49,727

Adjustments for assets whose recoverability is not probable	(116,719)	(43,564)

Total net deferred tax assets	4,761	69,412

The net deferred tax asset of €4,761 thousand relates to the Italian branch.

In connection with UK tax legislative changes enacted during the fourth quarter of 2017, the Company has established a €42 million valuation allowance against deferred tax assets in its U.K. operations.

Adjustment for net deferred tax assets of €116,719 thousand (€43,564 thousand in 2016) has been made, as in the opinion of the management it cannot be regarded as more likely than not that there will be suitable profits against which these net deferred tax assets can be recovered.

8. Result from Investments in Group companies and other equity interests

Following is a breakdown of result of Investments in Group companies and other equity interests:

(€ thousand)	2017	2016

Share of the profit/(loss) of Investments in Group companies and other equity interests	591,337	(231,271)

Total Result of Investments in Group companies and other equity interests	591,337	(231,271)

The item includes the Company’s share in the net profit or loss of the investees.

Company Financial Statements at December 31, 2017    201

9. Other information by nature

The income statement includes personnel costs for €73,377 thousand in 2017 (€73,659 thousand in 2016) and they consist of the following:

(€ thousand)	2017	2016

Wages and salaries	54,757	56,673

Defined benefit plans	4,421	3,759

Social security costs	7,264	7,075

Other personnel costs	6,935	6,152

Total personnel costs	73,377	73,659

An analysis of the average number of employees by category is as follows:

	2017	2016

Managers	52	53

White-collar	390	386

Blue-collar	502	495

Average number of employees	944	934

None of these employees are based in The Netherlands, but they are mainly based in the United Kingdom. Some of the Company’s managers carried out their activities at the principal subsidiaries of the Group and the associated costs were charged back to the legal entities concerned.

10. Intangible assets

Changes in Intangible assets in 2017 and 2016 are as follows:

(€ thousand)	Goodwill	Development costs	Concessions, licenses and similar rights	Intangible assets in progress and advances	Other intangible assets	Total

Gross carrying amount Balance at December 31, 2015	1,968	176,379	11,838	324	74	190,583

Additions	-	22,889	1,324	23	-	24,236

Divestitures and other changes	-	(1,637)	(120)	(293)	-	(2,050)

Balance at December 31, 2016	1,968	197,631	13,042	54	74	212,769

Additions	-	28,214	803	78	-	29,095

Divestitures and other changes	-	(342)	36	-	-	(306)

Balance at December 31, 2017	1,968	225,503	13,881	132	74	241,558

Accumulated amortization and impairment losses Balance at December 31, 2015	-	(114,245)	(4,667)	-	(73)	(118,985)

Amortization	-	(17,697)	(1,394)	-	(1)	(19,092)

Divestitures and other changes	-	-	-	-	-	-

Balance at December 31, 2016	-	(131,942)	(6,061)	-	(74)	(138,077)

Amortization	-	(17.537)	(1,947)	-	-	(19,484)

Divestitures and other changes	-	135	(22)	-	-	113

Balance at December 31, 2017	-	(149,344)	(8,030)	-	(74)	(157,448)

Carrying amount at December 31, 2016	1,968	65,689	6,981	54	-	74,692

Carrying amount at December 31, 2017	1,968	76,159	5,851	132	-	84,110

Company Financial Statements at December 31, 2017    202

11. Property, plant and equipment

Changes in Property, plant and equipment in 2017 and 2016 are as follows:

(€ thousand)	Land and buildings	Plant and machinery	Special tools	Tangible assets in progress	Other tangible assets	Total

Gross carrying amount Balance at December 31, 2015	31,631	17,085	149,106	15,875	13,785	227,482

Additions				7,452	2,681	10,133

Divestitures and other changes	907	1,819	6,496	(11,178)	1,506	(450)

Balance at December 31, 2016	32,538	18,904	155,602	12,149	17,972	237,165

Additions				8,926	15,352	24,278

Divestitures and other changes	304	245	6,603	(7,996)	3,891	3,047

Balance at December 31, 2017	32,842	19,149	162,205	13,079	37,215	264,490

Accumulated depreciation and impairment losses Balance at December 31, 2015	(17,923)	(8,012)	(115,073)	-	(13,032)	(154,040)

Depreciation	(1,501)	(834)	(7,085)	-	(452)	(9,872)

Divestitures and other changes	-	-	-	-	-	-

Balance at December 31, 2016	(19,424)	(8,846)	(122,158)	-	(13,484)	(163,912)

Depreciation	(1,526)	(884)	(8,059)	-	(3,296)	(13,765)

Divestitures and other changes					(2,183)	(2,183)

Balance at December 31, 2017	(20,950)	(9,730)	(130,217)	-	(18,963)	(179,860)

Carrying amount at December 31, 2016	13,114	10,058	33,444	12,149	4,488	73,253

Carrying amount at December 31, 2017	11,892	9,419	31,988	13,079	18,252	84,630

12. Investments in Group companies and other equity interests

At December 31, 2017, Investments in Group companies and other equity interests totaled €11,235,025 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2017	At December 31, 2016

Balance at beginning of year	11,312,434	10,791,600

Contribution to Investments in Group companies and other equity interests	3,049,407	1,151,157

Acquisitions	-	50

Repayment of Capital Reserves	-	(244,230)

Disposal	(1,317,780)	(382)

Result from Investments in Group companies and other equity interests	591,337	(231,271)

Dividend received	(1,563,711)	(464,096)

Cumulative translation adjustments and other OCI movements	(847,003)	306,331

Other	10,341	3,275

Balance at end of year	11,235,025	11,312,434

During the year some subsidiaries were involved in a series of internal transactions in order to align the capital and debt structure to their needs. As a result under items “Contribution to Investments in Group companies and other equity interests”, “Disposal”, and “Dividend received” there is included an amount of €1 billion which is part of the overall project.

A list of Company’s investments has been included under Appendix I of this Annual Report.

Company Financial Statements at December 31, 2017    203

13. Other financial assets

At December 31, 2017, Other financial assets totaled €1,344,820 thousand, as represented below:

(€ thousand)	At December 31, 2017	At December 31, 2016	Change

Other financial assets	1,277,329	577,704	699,625

Fees receivable for guarantees issued	67,491	82,217	(14,726)

Total Other financial assets	1,344,820	659,921	684,899

At December 31, 2017, Other financial assets are represented by a US dollar term loan facilities granted to Case New Holland Industrial Inc. in August 2016 with maturity date August 15, 2023, consisting of a first tranche having fixed interest rate in the principal amount of $450 million or €375,219 thousand (€426,904 thousand in 2016), and a second tranche having floating interest rate in the principal amount of $150 million or €125,073 thousand (€142,302 thousand in 2016).

On August 25, 2017, Case New Holland Industrial Inc. issued a Promissory Note to the Company in the principal amount of €350 million, with a maturity date of August 25, 2024. The Promissory Note carries a floating interest rate.

On November 14, 2017 a new Term Loan Agreement was signed between the Company and Case New Holland Industrial Inc for $500 million (€416,910 thousand). The interest rate is fixed and the maturity date is November 15, 2027.

In addition, Other financial assets include accrued interest charges related to the term loan facilities for €10,127 thousand (€8,498 thousand in 2016)

At December 31, 2017, the remaining amount of €67,491 thousand (€82,217 thousand in 2016) refers to the present value of the fees that the Company will collect in future years based on specific agreements for guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and credit facilities granted to Group companies.

14. Inventories

(€ thousand)	At December 31, 2017	At December 31, 2016

Raw materials	43,655	31,629

Finished goods	49,282	38,909

Work in progress	31,359	12,426

Total Inventories	124,296	82,964

There were no inventories pledged as security at December 31, 2017 and 2016. At December 31, 2017 and December 31, 2016, Inventory amounts are net of the obsolescence reserve of €1,497 thousand and €4,031 thousand, respectively.

15. Trade receivables

At December 31, 2017, trade receivables totaled €133,567 thousand, a net decrease of €10,438 thousand over year-end 2016, and they are essentially attributable to the operations of Basildon plant. These amounts are net of a provision of €3,384 thousand (€3,371 thousand for 2016).

The carrying amount of trade receivables is deemed to approximate their fair value.

All trade receivables are due within one year and there are no significant overdue balances.

Company Financial Statements at December 31, 2017    204

16. Current financial receivables

At December 31, 2017, current financial receivables amounted to €192,899 thousand, a net increase of €35,072 thousand over year-end 2016. The item may be specified as follows:

	At December 31, 2017					At December 31, 2016
(€ thousand)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total

Assets from derivative financial instruments	1,432	-	-	1,432	6,919	-	-	6,919

CNH Industrial Finance Europe S.A.	188,502	-	-	188,502	150,357	-	-	150,357

Accrued interest	-	-	-	-	143	-	-	143

Other current financial receivables	2,965	-	-	2,965	408	-	-	408

Total Current financial receivables	192,899	-	-	192,899	157,827	-	-	157,827

17. Other current assets

At December 31, 2017, other current assets amounted to €227,478 thousand, a net increase of €107,582 thousand compared to December 31, 2016, and consisted of the following:

(€ thousand)	At December 31, 2017	At December 31, 2016	Change

Receivables from Group companies for consolidated Italian corporate tax	85,879	46,871	39,008

Receivables from Group companies for consolidated UK corporate tax	6,902	7,161	(259)

VAT receivables	112,482	50,625	61,857

Other indirect and direct taxes	764	380	384

Other receivables from Group companies and other related parties	13,445	11,585	1,860

Other current receivables	8,006	3,274	4,732

Total Other current assets	227,478	119,896	107,582

Receivables from Group companies for consolidated Italian corporate tax relate to taxes calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.

Receivables from Group companies for consolidated UK corporate tax relate to taxes calculated on the taxable income contributed by UK subsidiaries participating in the domestic tax consolidation program.

VAT receivables are essentially related to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.

Other current assets are almost entirely due within one year.

18. Cash and cash equivalents

At December 31, 2017, Cash and cash equivalents totaled €4,091 thousand and represented amounts held in euro and other currency denominated current accounts (on demand). The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks. There is no restricted cash.

Company Financial Statements at December 31, 2017    205

19. Equity

Changes in shareholders’ equity during 2016 and 2017 were as follows:

(€ thousand)	Share capital	Treasury shares	Capital reserves	Legal reserves: cumulative translation adjustment reserve/OCI	Legal reserves: other	Retained profit/(loss)	Profit/(loss) for the year	Total

Balances at December 31, 2015	18,365	-	2,422,915	(22,375)	2,986,745	966,771	213,103	6,585,524
Allocation of prior year result	-	-	-	-	-	213,103	(213,103)	-
Dividend distributed	-	-	-	-	-	(177,069)	-	(177,069)
Acquisition of treasury stock	-	(12,178)	-	-	-	-	-	(12,178)
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	9	4,521	(1,128)	-	-	-	-	3,402
Result for the year	-	-	-	-	-	-	(336,966)	(336,966)
Current period change in OCI, net of taxes	-	-	-	208,954	-	-	-	208,954
Other movements	-	-	-		-	11,418	-	11,418
Legal reserve	-	-	-	-	(108,780)	108,780	-	-

Balances at December 31, 2016	18,374	(7,657)	2,421,787	186,579	2,877,965	1,123,003	(336,966)	6,283,085
Allocation of prior year result	-	-	-	-	-	(336,966)	336,966	-
Dividend distributed	-	-	-	-	-	(149,930)	-	(149,930)
Acquisition of treasury stock	-	(32,823)	-	-	-	-	-	(32,823)
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	(765)	31,778	10,466	-	-	779	-	42,258
Result for the year	-	-	-	-	-	-	407,195	407,195
Current period change in OCI, net of taxes	-	-	-	(858,389)	-	-	-	(858,389)
Other movements	-	-	4,426	-	-	-	-	4,426
Legal reserve	-	-	-	-	(183,956)	183,956	-	-

Balances at December 31, 2017	17,609	(8,701)	2,436,679	(671,810)	2,694,009	820,842	407,195	5,695,823

As the Company financial statements are prepared using the same measurement principles of the Consolidated Financial Statements, including the investments that are accounted for using the equity method, the total Company equity of €5,696 million as at December 31, 2017 is in line with the Consolidated equity of $6,831 million converted using the exchange rate as of December 31, 2017 of 1.1993. In addition the Company profit for the year of €407 million equals to the consolidated profit of $460 million converted using the average exchange rate at December 31, 2017 of 1.129681.

The decrease in equity of €587,262 thousand over year-end 2016 is mainly the result of the profit for the year of €407,195 thousand, the negative changes in Other comprehensive income arising from the net negative effect of currency translation differences of €910,616 thousand and by the losses on the remeasurement of defined benefit plans of €12,393 thousand, partially compensated by the positive impact of the transactions accounted for under the Cash flow hedge reserves of €64,620, as well as the dividend distributed by CNH Industrial N.V. of €149,930 thousand (€0.11 per common share outstanding at the dividend date).

Share capital

The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2017, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,363,592,506 common shares outstanding, net of 807,690 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,906,690 special voting shares outstanding, net of 7,567,586 special voting shares held in treasury by the Company as described in the following section).

Company Financial Statements at December 31, 2017    206

Changes in the composition of share capital of CNH Industrial during 2017, 2016 and 2015 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. special voting shares issued	Less: Treasury shares	CNH Industrial N.V. special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2014	1,355,319,640	-	1,355,319,640	474,474,276	(59,074,773)	415,399,503	1,829,793,916	(59,074,773)	1,770,719,143

Capital increase	6,729,349	-	6,729,349	-	-	-	6,729,349	-	6,729,349
(Purchases)/Sales of treasury shares	-	-	-	-	(2,150,297)	(2,150,297)	-	(2,150,297)	(2,150,297)
Total CNH Industrial N.V. shares at December 31, 2015	1,362,048,989	-	1,362,048,989	474,474,276	(61,225,070)	413,249,206	1,836,523,265	(61,225,070)	1,775,298,195

Capital increase	860,622	-	860,622	-	-	-	860,622	-	860,622
(Purchases)/Sales of treasury shares	-	(1,278,708)	(1,278,708)	-	(981,003)	(981,003)	-	(2,259,711)	(2,259,711)
Total CNH Industrial N.V. shares at December 31, 2016	1,362,909,611	(1,278,708)	1,361,630,903	474,474,276	(62,206,073)	412,268,203	1,837,383,887	(63,484,781)	1,773,899,106

Capital increase	1,490,585	-	1,490,585	-	-	-	1,490,585	-	1,490,585
(Purchases)/Sales of treasury shares	-	471,018	471,018	-	(23,361,513)	(23,361,513)	-	(22,890,495)	(22,890,495)
Cancellation of shares	-	-	-	(78,000,000)	78,000,000	-	(78,000,000)	78,000,000	-
Total CNH Industrial N.V. shares at December 31, 2017	1,364,400,196	(807,690)	1,363,592,506	396,474,276	(7,567,586)	388,906,690	1,760,874,472	(8,375,276)	1,752,499,196

During the years ended December 31, 2017 and 2016, 23 million and 1 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions. On September 15, 2017, the Company cancelled 78,000,000 special voting shares held in treasury, consequently, the total amount of issued special voting shares was reduced from 474,474,276 to 396,474,276.

Furthermore, during the years ended December 31, 2017 and 2016, the Company delivered 5.3 million and 1.7 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.

Dividend Proposal

On March 2, 2018, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.14 per common share, totaling approximately €191 million (equivalent to approximately $235 million, translated at the exchange rate reported by the European Central Bank on February 27, 2018). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 13, 2018.

If the proposed dividend is approved, it is expected that the dividend will be paid on May 2, 2018 on the outstanding common shares.

The record date for the dividend will be April 24, 2018 on both MTA and NYSE and the outstanding common shares will be quoted ex-dividend from April 23, 2018.

On April 14, 2017, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.11 per common share, as recommended on March 2, 2017 by the Board of Directors. The cash dividend was declared in euro and paid in May 2017 for a total amount of €150 million.

Company Financial Statements at December 31, 2017    207

Special voting shares

In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold, through the issuance of special voting shares.

A shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.

CNH Industrial N.V. issued special voting shares with a nominal value of €0.01 each to those eligible shareholders who elected to receive such special voting shares upon completion of the merger of Fiat Industrial and of CNH Global respectively with and into CNH Industrial N.V.

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.

The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.

Treasury shares

Consistent with previous AGMs, at the AGM held on April 14, 2017, shareholders renewed the authority granted to the Board of Directors to acquire common shares in the capital of the Company through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 14, 2017 for a period of 18 months from the date of the AGM and, therefore, expiring on October 13, 2018 subject to certain maximum and minimum price requirements.

Implementing such resolution on June 5, 2017, the Company announced a renewal of the existing buy-back program to repurchase up to $300 million in common shares.

During the year ended December 31, 2017, the Company repurchased 3.3 million shares of its common stock on the MTA under the buy-back program at an aggregate cost of $38 million or €33 million. As of December 31, 2017, the Company held 807,690 common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $10 million or €9 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. At the 2018 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares. After such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program. During the year ended December 31, 2017, the Company acquired approximately 23 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2017, the Company held 7,567,586 special voting shares in treasury.

Company Financial Statements at December 31, 2017    208

Capital reserves

At December 31, 2017, capital reserves amounting to €2,437 million (€2,422 million at December 31, 2016) mainly consist of the share premium deriving from the Merger.

Legal reserves

As of December 31, 2017, legal reserves amounted to €2,022 million (€3,065 million at December 31, 2016) and mainly relate to unrealized currency translation losses and other OCI components for a net negative amount of €672 million, and other reserves for €2,694 million.

Other reserves are made up by research and development costs capitalized by equity investments for €2,059 million (€2,246 million at December 31, 2016), earnings from affiliated companies subject to certain restrictions on the transfer of funds to the parent company in form of dividend or otherwise for €313 million (€320 million at December 31, 2016) and earnings from subsidiaries that due to local law requirements cannot be distributed as dividend, unless the subsidiary is liquidated, for €322 million (€312 million at December 31, 2016).

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity for the entire amount of the legal reserves. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity and thereby distributable amounts.

Share-based compensation

For the year ended December 31, 2017, CNH Industrial recognized total share-based compensation expense of €17.2 million. For the year ended December 31, 2016, CNH Industrial recognized total share-based compensation expense of €2.9 million which included a €33.3 million reversal of previously recognized expenses for performance share units linked to non-market conditions for which the Company does not believe it is probable that the performance conditions will be achieved. For the year ended December 31, 2017, and 2016, CNH Industrial recognized a tax benefit relating to share-based compensation expense of €0.9 million and zero, respectively. As of December 31, 2017, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately €86.7 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.79 years.

CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”).

Detailed information on Board of Directors compensation, including their shares and share options, is included in the Consolidated Financial Statements.

20. Provisions for employee benefits

CNH Industrial N.V. provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. These benefits are generally based on the employees’ remuneration and years of service.

The Company provides post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, the Company makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. The Company recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2017 and 2016, CNH Industrial N.V. recorded expenses of €6,032 thousand and €5,846 thousand, respectively, for its defined contribution plans, inclusive of social security contributions.

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefits plans are classified by the Company as Pension plans or Other post-employment benefits on the basis of the type of benefit provided.

Pension plans

The item Pension plans principally comprise the obligations towards certain employees and former employees of the CNH Industrial Group in the United Kingdom.

Company Financial Statements at December 31, 2017    209

Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. The Company’s funding policy is to meet the minimum funding requirements pursuant to the laws and regulations of each individual country. The Company may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Company is not required to make further contribution to the plan in respect of a minimum performance requirements so long as the fund is in surplus.

Other post-employment benefits

Other post-employment benefits consists of obligations for Italian Employee Leaving Entitlements up to December 31, 2006. The TFR scheme has since changed to a defined contribution plan. The obligation on our balance sheet represents the residual reserve for years prior to December 31, 2006 relating to the Italian employees of the Italian branch. Loyalty bonuses are accrued for employees who have reached certain service seniority and are generally settled when employees leave the Company. These plans are not required to be funded and, therefore, have no plan assets.

Provisions for employee benefits at December 31, 2017 and 2016 are as follows:

(€ thousand)	At December 31, 2017	At December 31, 2016

Post-employment benefits:

Pension plans	289,203	317,777

Other	631	622

Total Post-employment benefits	289,834	318,399

Other long-term employee benefits	248	214

Total Provision for employee benefits	290,082	318,613

The item Other long-term employee benefits consists of the Company’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the Company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

In 2017 and in 2016 changes in Other long-term employee benefits are as follows:

(€ thousand)	At December 31, 2016	Provision	Utilization	Other changes	At December 31, 2017
Other long-term employee benefits	214	45	(16)	5	248

Total	214	45	(16)	5	248

(€thousand)	At December 31, 2015	Provision	Utilization	Other changes	At December 31, 2016

Other long-term employee benefits	221	50	(62)	5	214

Total	221	50	(62)	5	214

Company Financial Statements at December 31, 2017    210

Post-employment benefits

The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2017 and 2016 are as follows:

	Pension plans		Other
	At December 31,		At December 31,

(€ thousand)	2017	2016	2017	2016

Present value of funded obligations	985,628	1,042,989	631	622

Less: Fair value of plan assets	(696,425)	(725,212)	-	-

Deficit/(surplus)	289,203	317,777	631	622

Effect of the asset ceiling	-	-	-	-

Net liability/(Net asset)	289,203	317,777	631	622

Reimbursement rights	-	-	-	-

Amounts at year-end:

Liabilities	289,203	317,777	631	622

Assets	-	-	-	-

Net liability	289,203	317,777	631	622

Changes in the present value of post-employment obligations in 2017 and 2016 are as follows:

	Pension plans		Other

(€ thousand)	2017	2016	2017	2016

Present value of obligation at the beginning of the year	1,042,989	1,027,268	622	584

Current service cost	4,113	3,746	3	3

Interest expense	21,814	27,750	-	1

Other costs	1,907	960	-	-

Contribution by plan participants	37	50	-	-

Remeasurements:

Actuarial losses/(gains) from changes in demographic assumptions	(21,002)	8,365	-	-

Actuarial losses/(gains) from changes in financial assumptions	42,982	176,505	(10)	22

Other remeasurements	(31,934)	6,651	31	25

Total remeasurements	(9,954)	191,521	21	47

Exchange rate differences	(36,249)	(164,096)	-	-

Benefits paid	(39,322)	(44,210)	(11)	(11)

Past service cost	293	-	-	-

Change in scope of consolidation	-	-	-	-

Curtailments	-	-	-	-

Settlements	-	-	-	-

Other changes	-	-	(4)	(2)

Present value of obligation at the end of the year	985,628	1,042,989	631	622

In 2017 and 2016 Other remeasurements mainly include the amount of experience adjustments.

Company Financial Statements at December 31, 2017    211

In 2017 and 2016 changes in the fair value of plan assets are as follows:

	Pension plans
(€ thousand)	2017	2016

Fair value of plan assets at the beginning of the year	725,212	788,672

Interest income	15,226	21,340

Remeasurements:

Return on plan assets	3,417	62,647

Actuarial gains/(losses) from changes in financial assumptions	-	-

Total remeasurements	3,417	62,647

Exchange rate differences		-

Contribution by employer	17,200	19,297

Contribution by plan participants	37	50

Benefits paid	(39,322)	(44,210)

Change in scope of consolidation	-	-

Settlements	-	-

Other changes	(25,345)	(122,584)

Fair value of plan assets at the end of the year	696,425	725,212

Net benefit cost/(income) recognized during 2017 and 2016 is as follows:

	Pension plans		Other
(€ thousand)	2017	2016	2017	2016

Service cost:

Current service cost	4,113	3,746	3	3

Past service cost and (gain)/loss from curtailments and settlements	293	-	-	-

Total Service cost	4,406	3,746	3	3

Net interest expense	6,589	6,410	-	1

Other costs	1,907	960	-	-

Net benefit cost/(income) recognized to profit or loss	12,902	11,116	3	4

Remeasurements:

Return on plan assets	(3,417)	(62,647)	-	-

Actuarial losses/(gains) from changes in demographic assumptions	(21,002)	8,365	-	-

Actuarial losses/(gains) from changes in financial assumptions	42,982	176,505	(10)	22

Other remeasurements	(31,935)	6,651	31	25

Total remeasurements	(13,372)	128,874	21	47

Exchange rate differences	(10,911)	(41,505)	-	-

Net benefit cost/(income) recognized to other comprehensive income	(24,283)	87,369	21	47

Total net benefit cost/(income) recognized during the year	(11,381)	98,485	24	51

The weighted average durations of post-employment benefits are as follows:

N° of years

Pension plans	16.06

Other	8.70

Company Financial Statements at December 31, 2017    212

Assumptions

Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	Assumptions used to determine funded status at year-end

	At December 31, 2017		At December 31, 2016

(in %)	Pension plans	Other	Pension plans	Other

Weighted-average discount rates	2.42	1.34	2.57	1.21

Weighted-average rate of compensation increase	3.50	0.59	3.50	0.42

	Assumptions used to determine expense at year-end

	At December 31, 2017		At December 31, 2016

(in %)	Pension plans	Other	Pension plans	Other

Weighted-average discount rates	2.57	1.21	3.73	1.96

Weighted-average rate of compensation increase	2.63	N/A	3.50	0.98

Assumed discount rates are used in measurements of pension and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The discount rates are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing the CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-yield corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

Assumed discount rates have a significant effect on the amount recognized in the 2017 financial statements. A one percentage point change in assumed discount rates would have the following effects:

(€ million)	One percentage point increase	One percentage point decrease

Effect on pension plans defined benefit obligation at December 31, 2017	(137)	175

Plan assets

The investment strategy varies depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

Company Financial Statements at December 31, 2017    213

Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by the Company. The fair value of the plan assets at December 31, 2017 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of the Notes to the Consolidated Financial Statements.

At December 31, 2017

Pension plans

(€ millions)	Level 1	Level 2	Level 3	Total

Bonds:

U.S. government bonds	-	-	-	-

Non-U.S. government bonds	-	-	-	-

U.S. corporate bonds	-	-	-	-

Non-U.S. corporate bonds	-	-	-	-

Mortgage backed securities	-	-	-	-

Other	-	-	-	-

Total Bonds	-	-	-	-

Other types of investments:

Mutual funds(1)	-	696	-	696

Investment funds	-	-	-	-

Insurance contracts	-	-	-	-

Derivatives - Credit contracts	-	-	-	-

Real estate	-	-	-	-

Total other types of investments	-	696	-	696

Cash and cash equivalents	-	-	-	-

Total	-	696	-	696

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds

Company Financial Statements at December 31, 2017    214

The fair value of the plan assets at December 31, 2016 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	At December 31, 2016

	Pension plans

(€ millions)	Level 1	Level 2	Level 3	Total

Bonds:

U.S. government bonds	-	-	-	-

Non-U.S. government bonds	-	239	-	239

U.S. corporate bonds	-	-	-	-

Non-U.S. corporate bonds	-	-	-	-

Mortgage backed securities	-	-	-	-

Other	-	-	-	-

Total Bonds	-	239	-	239

Other types of investments:

Mutual funds(1)	-	482	-	482

Investment funds	-	-	-	-

Insurance contracts	-	-	2	2

Derivatives - Credit contracts	-	-	-	-

Real estate	-	-	-	-

Total other types of investments	-	482	2	484

Cash and cash equivalents	-	2	-	2

Total	-	723	2	725

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds

Contribution

CNH Industrial expects to contribute approximately €17 million to its pension plans in 2018.

The best estimate of expected benefit payments in 2018 and in the following ten years is as follows:

	Expected benefit payments

(€ thousand)	2018	2019	2020	2021	2022	2023 to 2028	Total

Post-employment benefits:

Pension plans	36,192	37,553	38,488	39,195	40,333	213,922	405,683

Other	62	53	48	43	38	184	428

Total Post-employment benefits	36,254	37,606	38,536	39,238	40,371	214,106	406,111

Other long-term employee benefits	-	-	-	-	-	-	-

Total	36,254	37,606	38,536	39,238	40,371	214,106	406,111

Potential outflows in the years after 2018 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

Company Financial Statements at December 31, 2017    215

21. Non-current debt

At December 31, 2017, Non-current debt items consist mainly of two Bonds:

∎

$600 million at an interest rate of 4.50%, due on August 15, 2023, issued by the Company in August 2016. The outstanding amount at year end is $600 million. The bond is valued using the amortized cost, for a corresponding amount of €504,240 thousand at December 31, 2017 (€566,540 thousand at December 31, 2016). At December 31, 2017, the fair value of the bond is €530,575 thousand (€573,153 thousand at December 31, 2016).

∎

$500 million at an interest rate of 3.85%, due on November 15, 2027, issued by the Company in November 2017. The outstanding amount at year end is $500 million. The bond is valued using the amortized cost, for a corresponding amount of €412,847 thousand at December 31, 2017. At December 31, 2017, the fair value of the bond is €418,780 thousand;

In addition, during the year the Company fully reimbursed a bank loan of €50,000 thousand and carried out a partial repayment of €160,000 thousand related to a bank loan of a principal amount of €200,000 thousand. The remaining amount of €40,000 thousand has a maturity date March 15, 2019. The fair value of this bank loan at the reporting date is considered to approximate its fair value.

The two bonds issued by the Company contain commitments of the issuer which are typical of international practice for bonds issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds contains clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading. At December 31, 2017 there were no breaches of such commitments.

The Company intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, it can buy back its issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

At December 31, 2017, Non-current debt included also the item financial guarantees for €67,491 thousand (€82,217 thousand in 2016) that represent the fair value of liabilities assumed in relation to guarantees issued by the Company. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees issued in favour of third parties in the interest of Group companies, mainly for bonds issued from Group companies and loans granted to Group companies, the present value of fees receivable (see Note 13 - Other financial assets) is considered the best estimate of the fair value of those guarantees.

22. Other provisions

Changes in Other provisions are as follows:

(€ thousand)	At December 31, 2016	Charged to profit and loss	Utilization	Other movements	At December 31, 2017

Warranty and incentives	43,297	93,241	(90,729)	3,825	49,634

Restructuring provision	417	799	(1,117)	-	99

Modification and campaign	4,168	697	(2,879)	(869)	1,117

Other provisions	46,952	10,433	(23,840)	1,037	34,582

Total Other provisions	94,834	105,170	(118,565)	3,993	85,432

The item Other provisions consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Company within twelve months from the end of the period in which the employees render the related service, and in addition it includes the amounts set up by the Company in connection with other risks and other charges.

Company Financial Statements at December 31, 2017    216

23. Trade payables

At December 31, 2017, trade payables totaled €250,929 thousand, representing a net increase of €66.371 thousand compared to December 31, 2016, and consisted of the following:

(€ thousand)	At December 31, 2017	At December 31, 2016	Change

Trade payables to third parties	163,493	104,033	59,460

Trade payables to other related parties	2,399	2,048	351

Intercompany trade payables	85,037	78,477	6,560

Total Trade payables	250,929	184,558	66,371

Trade payables include payables for goods and services.

Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

24. Current financial liabilities

At December 31, 2017, current financial liabilities totaled €5,927,680 thousand, a €1,119,905 thousand increase over December 31, 2016, and related to:

(€ thousand)	At December 31, 2017	At December 31, 2016	Change

Current account with CNH Industrial Finance S.p.A.	791,813	34,592	757,221

Current account with CNH Industrial Finance Europe S.A.	5,114,141	4,751,270	362,871

Accrued interest expense	16,022	15,138	884

Liability from derivative financial instruments	5,704	6,775	(1,071)

Total Current financial liabilities	5,927,680	4,807,775	1,119,905

The short term financial payables to CNH Industrial Finance Europe S.A. relate to the Uncommitted revolving credit facility agreement dated September 30, 2013, and subsequently amended on September 30, 2014, on June 4, 2015 and on July 10, 2015, whereas CNH Industrial Finance Europe S.A. has made available to CNH Industrial N.V. an uncommitted revolving credit facility for the making of advances in a maximum aggregate amount of €6 billion.

The short term financial payables to CNH Industrial Finance S.p.A. and CNH Industrial Finance Europe S.A. bear floating interest at market rate. Such credit facilities are unsecured.

The carrying amount of those liabilities is deemed to be in line with their fair value.

Liability from derivative financial instruments consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract.

Company Financial Statements at December 31, 2017    217

25. Other debt

At December 31, 2017, other debt totaled €166,640 thousand, a net increase of €58,942 thousand over December 31, 2016, and included the following:

(€ thousand)	At December 31, 2017	At December 31, 2016	Change

Other debt:

- Intercompany debt:

- Consolidated Italian corporate tax	80,905	45,851	35,054

- Consolidated VAT	42,308	31,038	11,270

- Other	5,032	5,034	(2)

Total intercompany debt	128,245	81,923	46,322

Current amounts payable to employees, social security, directors	4,683	4,431	252

Taxes payable-direct tax	594	-	594

Taxes payable-indirect tax	13,351	8,212	5,139

Accrued expenses	15,752	10,585	5,167

Other	4,015	2,547	1,468

Total Other debt	166,640	107,698	58,942

Intercompany debt for consolidated Italian corporate tax of €80,905 thousand (€45,851 thousand at December 31, 2016) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2017 in relation to which CNH Industrial N.V. is the consolidating entity.

At December 31, 2017, Intercompany debt for consolidated VAT of €42,308 thousand consisted of VAT receivables of Italian subsidiaries transferred to CNH Industrial N.V. as part of the consolidated VAT regime.

At December 31, 2017, Taxes payable-indirect tax consisted of VAT payable due in the UK.

Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.

26. Guarantees, commitments and contingent liabilities

Guarantees issued

The breakdown of outstanding guarantees is as follows:

(€ thousand)	At December 31, 2017	At December 31, 2016	Change

Guarantees issued

- in the interest of Group companies	4,445,763	5,823,592	(1,377,829)

- in the interest of third parties	-	-	-

Total guarantees	4,445,763	5,823,592	(1,377,829)

Total Guarantees issued	4,445,763	5,823,592	(1,377,829)

At December 31, 2017, Guarantees issued totaled €4,445,763 thousand, decreasing by €1,377,829 thousand over December 31, 2016.

All guarantees were issued in favour of third parties and in the interest of Group companies and were made up as follows:

∎	€3,975,000 thousand for nine bonds issued from CNH Industrial Finance Europe SA under the Group medium term notes programme (due between 2018 and 2028);

∎

€162,419 thousand for borrowings, granted to Banco CNH Industrial Capital S.A. by Banco National de Desenvolvimento Economico e Social (BNDES) and Agencia Especial de Financiamento Industrial (FINAME) and granted to CNH Industrial Finance S.p.A. by the European Investment Bank;

∎	€76,158 thousand for credit lines granted from different banks primarily to CNH Industrial Finance S.p.A., CNH Industrial America LLC, and Iveco South Africa (PYT) Ltd.;

Company Financial Statements at December 31, 2017    218

∎	€87,836 thousand for sundry guarantees (including property lease guarantees in the interest of CNH Industrial America LLC and for good execution of works granted in the interest of joint ventures);

∎

€144,350 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of CNH Industrial N.V. and other guarantees issued in the interes of Irisbus Italia S.p.A. in refered to Credit Line facility agreement.

At December 31, 2017, there were no guarantees outstanding issued in the interest of entities other than subsidiaries of the Company.

Support Agreement in the interest of CNH Industrial Capital LLC

CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.

For more information on our outstanding indebtedness, see Note 27 “Debt” to our Consolidated Financial Statements.

Other contingencies

Other contingencies are described in Note 30 “Commitments and contingencies” of the Consolidated Financial Statements.

27. Audit fees

The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services to the Group.

(€ thousand)	2017	2016

Audit fees of the consolidated and company financial statements	9,419	9,567

Other audit	1,525	2,600

Total Audit fees	10,944	12,167

Audit fees of Ernst & Young Accountants LLP amount to €136,900 (€111,600 at December 31, 2016) for CNH Industrial N.V. Moreover Ernst & Young Accountants LLP performed other audit procedures relating to the issuance of comfort letters at bond offerings.

28. Board remuneration

Detailed information on Board of Directors compensation, including their shares and share options, is included in the Remuneration Report section as included in the Report on Operations of this Annual Report.

Company Financial Statements at December 31, 2017    219

29. Subsequent events

CNH Industrial has evaluated subsequent events through March 2, 2018, which is the date the financial statements were authorized for issuance, and identified the following:

∎

On January 30, 2018, the Company announced that the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares. It was also announced that, after such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program.

∎

On February 20, 2018, the United States Supreme Court (the “Supreme Court”) ruled in favor of CNH Industrial and reversed the decision of the U.S. Court of Appeals for the Sixth Circuit (the “Sixth Circuit”), in Reese v. CNH Industrial N.V. and CNH Industrial America LLC (“Reese”), ruling that retirees are not necessarily entitled to lifetime health care benefits under the terms of an expired collective bargaining agreement that included a general termination clause that applied to all benefits. We expect the case to be remanded to the trial court for entry of judgment for CNH Industrial and dismissal of the plaintiffs’ complaint. Once the district court enters judgment in this case, which we expect to occur during the first half of 2018, CNH Industrial intends to review the retiree health care benefits applicable to the retirees in the Reese case (the “Reese Retirees”). Modifications to, or elimination of, the existing retiree health care benefits for the Reese Retirees may result in a reduction or elimination of the related CNH Industrial’s post-employment benefit obligations. At this stage, however, CNH Industrial has not taken a decision on how to implement the U.S. Supreme Court decision and therefore is currently unable to estimate its financial impact.

Company Financial Statements at December 31, 2017    220

March 2, 2018

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

Company Financial Statements at December 31, 2017    221

OTHER INFORMATION

Independent Auditor’s Report

The report of the Company’s independent auditor, Ernst & Young Accountants LLP, The Netherlands is set forth following this Annual Report.

Dividends under Articles of Association provisions

Dividends will be determined in accordance with the articles 22 of the Articles of Association of CNH Industrial N.V. The relevant provisions of the Articles of Association read as follows:

1.

The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.

The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4.

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.

Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.

Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.

The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.

The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.

The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

Company Financial Statements at December 31, 2017    222

11.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

Company Financial Statements at December 31, 2017    223

APPENDIX I - CNH INDUSTRIAL GROUP COMPANIES

AT DECEMBER 31, 2017

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CONTROLLING COMPANY

Parent Company

CNH Industrial N.V.	Amsterdam	Netherlands	17,608,745	EUR	--	--	--	--

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	CNH Industrial Finance France S.A.	100.000

Afin Bohemia s.r.o.	Prague	Czech Republic	1,000,000	CZK	100.00	CNH Industrial Capital Limited	100.000

Afin Bulgaria EAD	Sofia	Bulgaria	310,110	BGN	100.00	CNH Industrial Capital Limited	100.000

Afin Slovakia S.R.O.	Bratislava	Slovack Republic	39,833	EUR	99.96	CNH Industrial Capital Limited	98.120

						Iveco Slovakia, s.r.o.	1.880

Afin Trade Bulgaria Eood	Sofia	Bulgaria	5,000	BGN	100.00	Afin Bulgaria EAD	100.000

Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	100,000,000	ETB	70.00	CNH Industrial N.V.	70.000

Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000

Banco CNH Industrial Capital S.A.	Curitiba	Brazil	940,451,054	BRL	100.00	CNH Industrial N.V.	99.329

						CNH Industrial Brasil Ltda.	0.671

BLI Group, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Blue Leaf I.P. , Inc.	Wilmington	U.S.A.	1,000	USD	100.00	BLI Group, Inc.	100.000

Blue Leaf Insurance Company	Burlington	U.S.A.	250,000	USD	100.00	CNH Industrial America LLC	100.000

Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000

Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People’s Rep.of China	14,000,000	USD	100.00	CNH Industrial N.V.	100.000

Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial Capital America LLC	100.000

Case Dealer Holding Company LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000

Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000

Case Europe S.a.r.l.	Le Plessis-Belleville	France	7,622	EUR	100.00	CNH Industrial America LLC	100.000

Case Harvesting Systems GmbH	Berlin	Germany	281,211	EUR	100.00	CNH Industrial America LLC	100.000

CASE ILE DE FRANCE	Saint-Pathus	France	600,000	EUR	100.00	CNH Industrial France	100.000

Case India Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000

Case New Holland Construction Equipment (India) Private Limited	Mumbai	India	240,100,000	INR	100.00	CNH Industrial (India) Private Limited	50.000

						CNH Industrial America LLC	50.000

Case New Holland Industrial Inc.	Wilmington	U.S.A.	55	USD	100.00	CNH Industrial U.S. Holdings Inc.	100.000

CASE New Holland Machinery Trading (Shanghai) Co. Ltd.	Shanghai	People’s Rep.of China	2,250,000	USD	100.00	CNH Industrial N.V.	100.000

Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	100.00	CNH Industrial America LLC	100.000

CNH (China) Management Co., Ltd.	Shanghai	People’s Rep.of China	82,000,000	USD	100.00	CNH Industrial N.V.	100.000

CNH (Shanghai) Equipment R&D Co., Ltd.	Shanghai	People’s Rep.of China	7,000,000	USD	100.00	CNH Industrial N.V.	100.000

CNH Capital Finance LLC	Wilmington	U.S.A.	5,000	USD	100.00	Case Credit Holdings Limited	100.000

CNH Capital Operating Lease Equipment Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000

CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital America LLC	100.000

CNH Componentes, S.A. de C.V.	Queretaro	Mexico	135,634,842	MXN	100.00	CNH Industrial America LLC	100.000

CNH Industrial (India) Private Limited	Mumbai	India	12,416,900,200	INR	100.00	CNH Industrial Asian Holding Limited N.V.	100.000

CNH Industrial (Thailand) Ltd.	Bangkok	Thailand	354,500,000	THB	100.00	CNH Industrial N.V.	100.000

CNH Industrial America LLC	Wilmington	U.S.A.	0	USD	100.00	Case New Holland Industrial Inc.	100.000

CNH Industrial Asian Holding Limited N.V.	Zedelgem	Belgium	25,000,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	100.00	CNH Industrial N.V.	100.000

CNH Industrial Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Belgium N.V.	Zedelgem	Belgium	106,081,158	EUR	100.00	CNH Industrial Europe Holding S.A.	88.828

						New Holland Holding Limited	11.172

CNH Industrial BM GmbH	Wollersdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000

CNH Industrial Brasil Ltda.	Nova Lima	Brazil	4,120,447,866	BRL	100.00	CNH Industrial N.V.	100.000

CNH Industrial Canada, Ltd.	Toronto	Canada	28,000,100	CAD	100.00	CNH Industrial N.V.	100.000

CNH Industrial Capital (India) Private Limited	New Delhi	India	65,000,000	INR	100.00	CNH Industrial (India) Private Limited	100.000

CNH Industrial Capital (Shanghai) Commercial Factoring Co. Ltd.	Shanghai	People’s Rep.of China	20,000,000	USD	100.00	CNH Industrial Capital Australia Pty Limited	100.000

CNH Industrial Capital America LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital LLC	100.000

CNH INDUSTRIAL CAPITAL ARGENTINA S.A.	Buenos Aires	Argentina	454,782,818	ARS	100.00	CNH Industrial N.V.	66.120

						Iveco Argentina S.A.	33.880

CNH Industrial Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	100.00	CNH Industrial Australia Pty Limited	100.000

CNH Industrial Capital Canada Ltd.	Calgary	Canada	5,435,350	CAD	100.00	Case Credit Holdings Limited	100.000

CNH Industrial Capital Corretora de Seguros Ltda.	Curitiba	Brazil	100,000	BRL	100.00	Banco CNH Industrial Capital S.A.	99.990

						CNH Industrial Brasil Ltda.	0.010

CNH Industrial Capital Limited	Basildon	United Kingdom	53,001,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Capital LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial America LLC	100.000

CNH Industrial Capital Russia LLC	Moscow	Russia	640,740,000	RUR	100.00	CNH Industrial Capital Limited	100.000

CNH Industrial Capital Solutions S.p.A.	Turin	Italy	213,000,000	EUR	100.00	CNH Industrial N.V.	50.100

						CNH Industrial Capital Limited	49.900

CNH Industrial Danmark A/S	Albertslund	Denmark	12,000,000	DKK	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	100.00	CNH Industrial Baumaschinen GmbH	90.000

CNH Industrial Europe Holding S.A.						CNH Industrial Europe Holding S.A.	10.000

	Luxembourg	Luxembourg	100,000,002	USD	100.00	CNH Industrial N.V.	100.000

CNH Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00	CNH Industrial N.V.	60.000

						CNH Industrial Finance S.p.A.	40.000

CNH Industrial Finance France S.A.	Trappes	France	1,000,000	EUR	100.00	CNH Industrial N.V.	99.998

Appendix I - CNH Industrial Group companies at December 31, 2017    224

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

CNH Industrial Finance North America, Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00	CNH Industrial N.V.	60.000

						CNH Industrial Finance S.p.A.	40.000

CNH Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Financial Services A/S	Albertslund	Denmark	500,000	DKK	100.00	CNH Industrial N.V.	100.000

CNH Industrial Financial Services S.A.	Morigny-Champigny	France	105,860,635	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial France	Morigny-Champigny	France	52,965,450	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Italia s.p.a.	Turin	Italy	56,225,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Korea LLC	Gwangju	South Korea	3,500,000,000	KRW	100.00	CNH Industrial N.V.	100.000

CNH Industrial Kutno Polska sp. z o.o.	Kutno	Poland	5,000	PLN	100.00	CNH Industrial Polska Sp. z o.o.	100.000

CNH Industrial Machinery (Harbin) Co. Ltd.	Harbin	People’s Rep.of China	35,000,000	USD	100.00	CNH Industrial Asian Holding Limited N.V.	99.923

						CNH Industrial Europe Holding S.A.	0.077

CNH Industrial Maquinaria Spain S.A.	Coslada	Spain	21,000,000	EUR	100.00	Iveco Espana S.L.	100.000

CNH Industrial OLDCO Capital Limited	Basildon	United Kingdom	2,480	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	100.00	CNH Industrial Belgium N.V.	100.000

CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Castanheira do Ribatejo	Portugal	498,798	EUR	100.00	CNH Industrial Europe Holding S.A.	99.980

						CNH Industrial Italia s.p.a.	0.020

CNH Industrial Russia LLC	Naberezhnye Chenly	Russia	608,754,200	RUR	100.00	Iveco Nederland B.V.	100.000

CNH Industrial Sales and services GmbH	Berlin	Germany	25,000	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000

CNH Industrial Services (Thailand) Limited	Bangkok	Thailand	10,000,000	THB	100.00	CNH Industrial Services S.r.l.	99.997

CNH Industrial Services S.r.l.	Modena	Italy	10,400	EUR	100.00	CNH Industrial Italia s.p.a.	100.000

CNH Industrial Sweden AB	Överum	Sweden	10,050,000	SEK	100.00	CNH Industrial N.V.	100.000

CNH Industrial U.S. Holdings Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial N.V.	100.000

CNH Industrial UK Limited	London	United Kingdom	200	USD	100.00	CNH Industrial N.V.	100.000

CNH Reman LLC	Wilmington	U.S.A.	4,000,000	USD	50.00	CNH Industrial America LLC	50.000

CNH U.K. Limited	Basildon	United Kingdom	25,275	GBP	100.00	New Holland Holding Limited	100.000

CNH Wholesale Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000

CNHI COMERCIO DE PEÇAS LTDA	Nova Lima	Brazil	41,626,298	BRL	100.00	CNH Industrial Brasil Ltda.	100.000

CNHI International SA	Paradiso	Switzerland	100,000	CHF	100.00	CNH Industrial N.V.	100.000

Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	83.77	Iveco Investitions GmbH	90.000

F. Pegaso S.A.	Madrid	Spain	60,036	EUR	100.00	Iveco Espana S.L.	99.929

						Transolver Service S.A.	0.071

Farmpower Pty Limited	St. Marys	Australia	360	AUD	100.00	CNH Industrial Australia Pty Limited	100.000

Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	Shanghai	People’s Rep.of China	2,000,000	USD	100.00	FPT Industrial S.p.A.	100.000

Fiat Powertrain Technologies of North America, Inc.	Wilmington	U.S.A.	1	USD	100.00	FPT Industrial S.p.A.	100.000

Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	100.00	CNH Industrial America LLC	100.000

Flagship Dealer Holding Company, LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000

Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	100.00	CNH Industrial Canada, Ltd.	100.000

FPT - Powertrain Technologies France S.A.	Garchizy	France	73,444,960	EUR	100.00	Iveco France	97.140

						CNH Industrial Finance France S.A.	2.860

FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000

FPT Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	FPT Industrial S.p.A.	100.000

Heuliez Bus S.A.S.	Mauléon	France	9,000,000	EUR	100.00	Société Charolaise de Participations S.A.	100.000

HFI Holdings, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	88.42	Iveco Investitions GmbH	95.000

Irisbus Italia S.p.A.	Turin	Italy	4,500,000	EUR	100.00	Iveco S.p.A.	100.000

Iveco (China) Commercial Vehicle Sales Co. Ltd	Shanghai	People’s Rep.of China	50,000,000	CNY	100.00	Iveco S.p.A.	100.000

Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000

Iveco Arac Sanayi VE Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	94,698,000	TRY	100.00	CNH Industrial N.V.	100.000

Iveco Argentina S.A.	Buenos Aires	Argentina	1,090,320,955	ARS	100.00	Iveco Espana S.L.	57.290

						CNH Industrial Brasil Ltda.	30.328

						FPT Industrial S.p.A.	11.442

						Astra Veicoli Industriali S.p.A.	0.583

						CNHI COMERCIO DE PEÇAS LTDA	0.357

Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	94.00	Iveco Magirus AG	100.000

Iveco Capital Broker de Asigurare - Reasigurare S.r.l.	Bucharest	Romenia	150,000	RON	100.00	Iveco Capital Services S.A.	100.000

Iveco Capital Limited	Basildon	United Kingdom	798	GBP	100.00	CNH Industrial Capital Limited	100.000

Iveco Capital Russia LLC	Moscow	Russia	50,000,000	RUR	100.00	CNH Industrial Capital Limited	100.000

Iveco Capital SA in liquidazione	Paradiso	Switzerland	14,000,000	CHF	100.00	CNH Industrial Capital Limited	100.000

Iveco Capital Services S.A.	Glina	Romenia	22,519,326	RON	100.00	CNH Industrial Capital Limited	100.000

Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98	Iveco France	97.978

Iveco Danmark A/S	Glostrup	Denmark	501,000	DKK	100.00	CNH Industrial N.V.	100.000

Iveco Defence Vehicles SpA	Bolzano	Italy	25,000,000	EUR	100.00	Iveco S.p.A.	100.000

Iveco Espana S.L.	Madrid	Spain	100,000,001	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Est Sas	Hauconcourt	France	2,005,600	EUR	100.00	Iveco France	100.000

Iveco Finland OY	Espoo	Finland	100,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco France	Vénissieux	France	92,856,130	EUR	100.00	Iveco Espana S.L.	50.326

						CNH Industrial N.V.	49.674

Iveco Holdings Limited	Basildon	United Kingdom	47,000,000	GBP	100.00	CNH Industrial N.V.	100.000

Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	93.08	Iveco Magirus AG	99.020

Iveco L.V.I. S.a.s.	Saint Priest	France	2,000,000	EUR	100.00	Iveco France	100.000

Iveco Limited	Basildon	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000

Iveco Magirus AG	Ulm	Germany	50,000,000	EUR	94.00	CNH Industrial N.V.	88.340

						Iveco S.p.A.	5.660

Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	84.63	Iveco Magirus AG	90.032

Iveco Nederland B.V.	Andelst	Netherlands	21,920,549	EUR	100.00	CNH Industrial N.V.	100.000

Appendix I - CNH Industrial Group companies at December 31, 2017    225

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	1,611,500	EUR	94.00	Iveco Magirus AG	100.000

Iveco Nord S.A.	Lesquin	France	2,045,701	EUR	100.00	Iveco France	99.996

Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	94.00	Iveco Magirus AG	100.000

Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	CNH Industrial N.V.	100.000

Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	19,551,089	TRY	100.00	CNH Industrial N.V.	100.000

Iveco Participations s.a.s.	Trappes	France	468,656	EUR	100.00	Iveco France	100.000

Iveco Pension Trustee Ltd	Watford	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000

						Iveco Limited	50.000

Iveco Poland Sp. z o.o.	Warsaw	Poland	46,974,500	PLN	100.00	CNH Industrial N.V.	100.000

Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	CNH Industrial N.V.	99.998

						Astra Veicoli Industriali S.p.A.	0.001

						Iveco Espana S.L.	0.001

Iveco Provence s.a.s.	Vitrolles	France	2,371,200	EUR	100.00	Iveco Participations s.a.s.	100.000

Iveco Retail Limited	Basildon	United Kingdom	2,744,100	GBP	100.00	Iveco Holdings Limited	100.000

Iveco Romania S.r.l.	Glina	Romenia	17,500	RON	100.00	Iveco Austria GmbH	100.000

Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Slovakia, s.r.o.	Bratislava	Slovack Republic	6,639	EUR	97.98	Iveco Czech Republic A.S.	100.000

Iveco South Africa (Pty) Ltd.	Centurion	South Africa	15,100,750	ZAR	100.00	CNH Industrial N.V.	100.000

Iveco South Africa Works (Pty) Ltd	Cape Town	South Africa	129,010,239	ZAR	60.00	Iveco South Africa (Pty) Ltd.	60.000

Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	94.00	Iveco Magirus AG	100.000

Iveco Sweden A.B.	Arlov	Sweden	600,000	SEK	100.00	CNH Industrial N.V.	100.000

Iveco Truck Services S.R.L.	Glina	Romenia	2,200,200	RON	100.00	Iveco Romania S.r.l.	95.000

						Iveco Magyarorszag Kereskedelmi KFT	5.000

Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	CNH Industrial Australia Pty Limited	100.000

Iveco Ukraine LLC	Kiev	Ukraine	49,258,692	UAH	100.00	CNH Industrial N.V.	100.000

Iveco West Nutzfahrzeuge GmbH	Düsseldorf	Germany	3,017,000	EUR	94.00	Iveco Magirus AG	100.000

KOMERSIA AUTO s.r.o.	Lodenice	Czech Republic	10,000,000	CZK	100.00	CNH Industrial N.V.	100.000

KOMERSIA WEST s.r.o.	Nýrany	Czech Republic	20,000,000	CZK	100.00	KOMERSIA AUTO s.r.o.	100.000

MAGIRUS CAMIVA S.a.s. (societè par actions simplifièe)	Chambéry	France	1,870,169	EUR	84.63	Iveco Magirus Fire Fighting GmbH	100.000

Magirus GmbH	Ulm	Germany	6,493,407	EUR	84.43	Iveco Magirus Fire Fighting GmbH	99.764

Magirus Lohr GmbH	Kainbach	Austria	1,271,775	EUR	84.43	Magirus GmbH	100.000

MBA AG	Bassersdorf	Switzerland	4,000,000	CHF	100.00	CNH Industrial N.V.	100.000

Mediterranea de Camiones S.L.	Madrid	Spain	48,080	EUR	100.00	Iveco Espana S.L.	99.875

						CNH Industrial N.V.	0.125

New Holland Construction Machinery S.p.A.	San Mauro Torinese	Italy	12,396,363	EUR	100.00	CNH Industrial Italia s.p.a.	100.000

New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital LLC	100.000

New Holland Holding Limited	Basildon	United Kingdom	33,601	GBP	100.00	CNH Industrial Europe Holding S.A.	100.000

New Holland Ltd	Basildon	United Kingdom	1,000,000	GBP	100.00	CNH Industrial N.V.	100.000

New Holland Tractor Ltd.	Basildon	United Kingdom	184,100	GBP	100.00	New Holland Holding Limited	100.000

O & K - Hilfe GmbH	Berlin	Germany	25,565	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000

Officine Brennero S.p.A.	Trento	Italy	2,833,830	EUR	100.00	Iveco S.p.A.	100.000

OOO Iveco Russia	Moscow	Russia	868,545,000	RUR	100.00	CNH Industrial N.V.	99.960

						Iveco Austria GmbH	0.040

Receivables Credit II Corporation	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000

S.A. Iveco Belgium N.V.	Groot	Belgium	6,000,000	EUR	100.00	CNH Industrial N.V.	99.983

						Iveco Nederland B.V.	0.017

SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People’s Rep.of China	580,000,000	CNY	60.00	SAIC IVECO Commercial Vehicle Investment Company Limited	60.000

						FPT Industrial S.p.A.	30.000

Seddon Atkinson Vehicles Ltd	Basildon	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000

Shanghai New Holland Agricultural Machinery Corporation Limited	Shanghai	People’s Rep.of China	67,000,000	USD	60.00	CNH Industrial Asian Holding Limited N.V.	60.000

Société Charolaise de Participations S.A.	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100.000

Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	Iveco France	100.000

Steyr Center Nord GmbH	Ruckersdorf-Harmannsdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000

Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	CNH Industrial Capital Limited	99.984

						Iveco Espana S.L.	0.016

Transolver Services S.A.S.	Trappes	France	38,000	EUR	100.00	CNH Industrial Capital Limited	100.000

UAB Iveco Capital Baltic	Vilnius	Lithuania	40,110	EUR	100.00	CNH Industrial Capital Limited	100.000

Uzcaseagroleasing LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Credit Holdings Limited	51.000

UzCaseMash LLC	Tashkent	Uzbekistan	15,000,000	USD	60.00	Case Equipment Holdings Limited	60.000

UzCaseService LLC	Tashkent	Uzbekistan	4,117,500	USD	51.00	Case Equipment Holdings Limited	51.000

UzCaseTractor LLC	Tashkent	Uzbekistan	15,000,000	USD	51.00	Case Equipment Holdings Limited	51.000

Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51.867
JOINTLY-CONTROLLED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

Case Mexico S.A. de C.V.	Queretaro	Mexico	810,000	MXN	50.00	CNH de Mexico SA de CV	100.000

Case Special Excavators N.V.	Zedelgem	Belgium	1,100,000	EUR	50.00	CNH Industrial N.V.	50.000

CNH Comercial, SA de C.V.	Queretaro	Mexico	160,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000

CNH de Mexico SA de CV	Queretaro	Mexico	165,276,000	MXN	50.00	CNH Industrial N.V.	50.000

CNH Industrial S.A. de C.V.	Queretaro	Mexico	400,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000

CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	Queretaro	Mexico	50,000,000	MXN	50.00	CNH Industrial N.V.	50.000

CNH Servicios Corporativos S.A. de C.V.	Queretaro	Mexico	375,000	MXN	50.00	CNH de Mexico SA de CV	99.999

IVECO – OTO MELARA Società Consortile a responsabilità limitata	Rome	Italy	40,000	EUR	50.00	Iveco Defence Vehicles SpA	50.000

Iveco Acentro S.p.A.	Cagliari	Italy	764,530	EUR	50.00	Iveco S.p.A.	50.000

Iveco Orecchia S.p.A.	Turin	Italy	8,000,000	EUR	50.00	Iveco S.p.A.	50.000

Naveco (Nanjing IVECO Motor Co.) Ltd.	Nanjing	People’s Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000

New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	50.00	CNH Industrial N.V.	50.000

SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People’s Rep.of China	224,500,000	USD	50.00	Iveco S.p.A.	50.000

Turk Traktor ve Ziraat Makineleri A.S.	Ankara	Turkey	53,369,000	TRY	37.50	CNH Industrial Osterreich GmbH	37.500

Appendix I - CNH Industrial Group companies at December 31, 2017     226

SUBSIDIARIES VALUED AT COST

Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000

Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Case International Limited	Basildon	United Kingdom	1	GBP	100.00	New Holland Holding Limited	100.000

CNH INDUSTRIAL VENEZUELA, C.A.	Caracas	Venezuela	2,000,000	VEF	100.00	CNH Industrial N.V.	62.689

						Iveco S.p.A.	37.311

Employers Health Initiatives L.L.C.	Wilmington	U.S.A.	790,000	USD	100.00	CNH Industrial America LLC	100.000

International Harvester Company	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Iveco Magyarorszag Kereskedelmi KFT	Budapest	Hungary	24,000,000	HUF	100.00	Iveco Austria GmbH	100.000

Iveco Venezuela C.A.	La Victoria	Venezuela	1,572,311,629	VEF	100.00	CNH Industrial N.V.	57.423

						Iveco S.p.A.	42.577

J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	100.00	Case United Kingdom Limited	100.000

MVPC LLC	Moscow	Russia	10,000	RUR	50.00	OOO Iveco Russia	50.000

New Industrial Business 2 s.r.l.	Turin	Italy	31,539	EUR	100.00	CNH Industrial N.V.	100.000

RosCaseMash	Saratov	Russia	0	RUR	38.25	Case Equipment Holdings Limited	38.250	51.000

SERFIT S.R.L.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000
ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Al-Ghazi Tractors Ltd	Karachi	Pakistan	289,821,005	PKR	43.17	CNH Industrial N.V.	43.169

CNH Industrial Capital Europe S.a.S.	Nanterre	France	88,482,297	EUR	49.90	CNH Industrial N.V.	49.900

Farm FZCO	Jebel Ali	United Arab Emirates	6,600,000	AED	28.79	CNH Industrial Italia s.p.a.	28.788

IVECO-AMT Ltd.	Miass	Russia	65,255,056	RUR	33.33	CNH Industrial N.V.	33.330

Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	29,315,458	EUR	49.00	CNH Industrial N.V.	49.000
ASSOCIATED COMPANIES VALUED AT COST

CONSORZIO FCA CNHI ENERGY	Turin	Italy	7,000	EUR	42.86	CNH Industrial Italia s.p.a.	14.286

						FPT Industrial S.p.A.	14.286

						Iveco S.p.A.	14.286

Consorzio Nido Industria Vallesina	Ancona	Italy	53,903	EUR	38.73	CNH Industrial Italia s.p.a.	38.728

Sotra S.A.	Abidjan	Ivory Coast	3,000,000,000	XAF	39.80	Iveco France	39.800

Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25.000
OTHER COMPANIES VALUED AT COST

CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	19.00	CNH Industrial Capital Limited	19.000

Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	12.27	CNH Industrial Italia s.p.a.	12.273

Polagris S.A.	Pikieliszki	Lithuania	1,133,400	LTL	11.05	CNH Industrial Polska Sp. z o.o.	11.054

Appendix I - CNH Industrial Group companies at December 31, 2017    227

Independent auditor’s report

To: the shareholders and audit committee of CNH Industrial N.V.

Report on the audit of the financial statements 2017 included in the annual report

Our opinion

We have audited the financial statements 2017 of CNH Industrial N.V., incorporated in Amsterdam, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements (collectively referred to as the financial statements).

In our opinion:

●

The accompanying consolidated financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2017 and of its result and its cash flows for 2017 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code

●

The accompanying company financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2017 and of its result for 2017 in accordance with Part 9 of Book 2 of the Dutch Civil Code

The consolidated financial statements comprise:

●	The consolidated statement of financial position as at December 31, 2017
●	The following statements for 2017: the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows
●	The notes comprising a summary of the significant accounting policies and other explanatory information

The company financial statements comprise:

●	The company statement of financial position as at December 31, 2017
●	The company income statement for 2017
●	The notes comprising a summary of the accounting policies and other explanatory information

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the financial statements” section of our report.

We are independent of CNH Industrial N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent auditor’s report  228

 Materiality

Materiality	$ 70 million (or €62 million) [(2016: $ 65 million or €61.6 million)]
Benchmark applied	Approximately 5% of trading profit
Explanation

Materiality is based on trading profit, as we consider an earnings-based measure to be an appropriate basis for determining our overall materiality. The users of the financial statements of profit-oriented entities tend to focus on trading performance. We believe that trading profit is an important metric for the financial performance of the company.

We have also taken misstatements into account and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the audit committee that misstatements in excess of $ 3.5 million (or €3.1 million), which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

CNH Industrial N.V. is the parent of a group of entities (collectively referred to as ‘the Group’). The consolidated financial statements of the Group as at December 31, 2017 include CNH Industrial N.V. and 175 consolidated subsidiaries. The Group is organized in five reportable segments, being Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services, along with certain other corporate functions which are not included in the reportable segments.

Our group audit mainly focused on significant group entities. Group entities are considered significant either because of their individual financial significance or because they are likely to include significant risks of material misstatement due to their specific nature or circumstances. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or on specific items. In establishing the overall approach to the audit, we determined the audit procedures required to be performed by us, as group auditors or by Ernst & Young Global member firms and operating under our instructions.

Accordingly, we identified 29 of CNH Industrial N.V.’s group entities, which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific audit procedures on certain balances and transactions were performed on a further five entities.

Independent auditor’s report  229

In total our procedures represent 88% of the Group’s total assets and 77% of net revenues.

Total assets	Net revenues

Full scope	Specific scope	No scope

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the Group’s financial information to provide an opinion on the consolidated financial statements.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the audit committee. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

When we evaluated the key audit matters, last year’s key audit matter “allowance on receivables from financing activities” was no longer considered a key audit matter in the 2017 audit because the level of estimation uncertainty was no longer deemed significant.

Independent auditor’s report  230

Risk	Our audit approach	Key observations
Revenue recognition and sales commitments

The Group records sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customers according to the terms of sale, the sales price is agreed or determinable and receipt of payment can be assumed.

Sales transactions are often concluded based upon ex-works or other common shipping terms that can vary by region in which title and risks of ownership transfer to the buyer prior to actual delivery of the product. Revenue recognition for these transactions is susceptible to an increase in risk related to differences in shipping cut-off at the financial reporting date. In addition, the Group records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand, dealer inventory levels, announced incentive programs, competitive pricing and interest rates among other factors.

The Group disclosed its accounting policies related to revenue recognition in the Note ‘Significant accounting policies to the consolidated financial statements’.

	We designed our audit procedures to be responsive to this risk. We assessed the overall sales process, including internal risk management procedures and the system controls for the recording of sales contracts and related sales incentives. We obtained an understanding of the processes related to revenue recognition and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed a combination of internal control and substantive audit procedures to address the revenue recognition through tests of details of samples of sales transactions and analytical procedures. We also ensured that assumptions included in the sales allowances analyses are properly supported.	Based on the procedures performed, we did not identify any evidence of material misstatement in the revenue recognized in the year nor in amounts deferred as of December 31, 2017.

Independent auditor’s report  231

Risk	Our audit approach	Key observations
Income taxes

At December 31, 2017, the Group had total theoretical future tax benefits arising from deductible temporary differences of $2,026 million and tax loss carry forwards and tax credits of $ 684 million that have been reduced by $ 936 million of tax assets whose recoverability is not probable and $ 973 million of deferred tax liabilities. This resulted in net deferred tax assets of $ 801 million. The analysis of the recoverability of deferred tax assets was significant to our audit because the assessment process is complex and judgmental and is based on assumptions that are affected by expected future market or economic conditions. Additionally, due to the complexity of tax rules (e.g. the US tax reform) in certain jurisdictions in which the Group operates, the risk of errors in the application of tax rules in determining the Group’s uncertain tax positions exists.

The Group’s disclosures related to income taxes are included in Note 11 to the consolidated financial statements.

We obtained an understanding of the income tax process, and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed internal control procedures and substantive audit procedures on the recognition of deferred tax balances and uncertain tax positions based on different local tax regulations, on the analysis of the recoverability of the deferred tax assets. We have evaluated the company’s assumptions and estimates in relation to the likelihood of generating sufficient future taxable income based on budgets and strategic business plans, principally by performing sensitivity analyses and evaluating and testing the key assumptions used to determine the amounts recognized.

We challenged the robustness of the following judgements:

●  Deferred tax assets recognized on the basis of profit forecasts

●  Management’s assessment of uncertain tax positions

We also assessed the forecasting quality by comparing forecasts as included in tests prepared in prior years to the actuals.

We have assessed the adequacy of the financial statements disclosure in note 11 regarding uncertain tax positions and recognized deferred tax assets.

We have involved EY tax specialists to support us in these procedures

We did not identify any evidence of material misstatement of deferred tax assets and uncertain tax positions as recorded in the year-end Balance Sheet.
Valuation of non-current assets with indefinite useful lives
At December 31, 2017, the recorded amount of goodwill and other intangible assets with indefinite useful lives was $ 2,483 million and $ 233 million, respectively; the majority of these assets relate to the Agricultural	Our attention during the audit was mainly focused on the non-current assets with an indefinite useful live in the Construction Equipment segment.	We noted that the assumptions relating to the impairment models fell within acceptable ranges.

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Risk	Our audit approach	Key observations

Equipment, Construction Equipment and Financial Services segments. The Group tests for impairment the carrying amounts of these non-current assets annually or more frequently, if there is an indication that an asset may be impaired. During the period the Group recorded no impairments. Determining the recoverable amount of the assets is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate).

The annual impairment test is significant to our audit because the assessment process is complex and requires significant judgment. The Group disclosed the nature and value of the assumptions used in the impairment analyses in Note 14 to the consolidated financial statements.

We obtained an understanding of the impairment assessment processes and evaluated the design and tested the effectiveness of key controls over the data and assumptions used in this area relevant to our audit. With the assistance of our internal EY valuation specialists, our focus included evaluating the work of the management specialists used for the valuation, evaluating and testing key assumptions used in the valuation including projected future income and earnings, performing sensitivity analyses, and testing the allocation of the assets, liabilities, revenues and expenses to each of the segments.

The forecasted cash-flows are an important input for the assessment of the recoverability. We have reconciled these forecasts for the cash generating units with the approved strategic plans. We also assessed the forecasting quality by comparing forecasts as included in tests prepared in prior years to the actuals.

Finally, we performed independent calculations to validate the sensitivity analysis as referred to in Note 14 to the consolidated financial statements.

We concur with management’s conclusion that no impairment of non-current assets with indefinite useful lives is required as at December 31, 2017.

Report on other information included in the annual report

In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

●	Presentation of financial and non-financial information
●	Information on sustainability
●	The report on operations
●	Other information pursuant to Part 9 of Book 2 of the Dutch Civil Code

Based on the following procedures performed, we conclude that the other information:

●	Is consistent with the financial statements and does not contain material misstatements
●	Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing

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these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the report on operations in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

We have been appointed in the shareholders meeting on September 9, 2013 as auditor of CNH Industrial N.V. to perform the audit of its 2013 financial statements and have continued as its statutory auditor since then.

No prohibited non-audit service

We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

Description of responsibilities for the financial statements

Responsibilities of management and the audit committee for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The audit committee is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors and fraud.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included e.g.:

●	Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control

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●	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control
●	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management
●	Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern
●	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures
●	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.

We provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, March 2, 2018

Ernst & Young Accountants LLP

/s/ O.E.D. Jonker

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